Exhibit 2.2

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

VEPU INC.,

SIMLOG INC.,

AS SELLERS,

AND

MACH NATURAL RESOURCES LP,

AS PURCHASER,

DATED AS OF

July 9, 2025

[TABLE OF CONTENTS]

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(CONTINUED ON NEXT PAGE)

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APPENDICES:

Appendix A	Definitions

EXHIBITS:

Exhibit A-1	Leas es
Exhibit A-2	Units
Exhibit A-3	Wells
Exhibit A-4	Mineral Interests
Exhibit A-5	Surface Rights and Rights of Way
Exhibit B	Form of Assignment Agreement
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Registration Rights and Lock-Up Agreement

SCHEDULES:

Schedule 1	Interim Period Assignments
Schedule 2.5(d)(i)(A)(1)	Pre-paid Property Costs
Schedule 2.5(d)(i)(A)(3)	Unpaid Proceeds
Schedule 2.5(d)(i)(A)(5)	Inventory
Schedule 2.7(a)	Example Preliminary Settlement Statement
Schedule 3.3	No Conflicts (Sellers)
Schedule 4.2	No Conflicts (Company Group)
Schedule 4.3	Consents and Preferential Rights
Schedule 4.4(a)	Company Group Interests
Schedule 4.4(b)	Company Group Interest Matters
Schedule 4.4(e)	Company Group Third Party Equity
Schedule 4.6	No Undisclosed Liabilities
Schedule 4.7	Indebtedness
Schedule 4.8	Litigation
Schedule 4.9	Taxes
Schedule 4.9(g)	Audits
Schedule 4.11	Permits
Schedule 4.12(a)	Material Contracts
Schedule 4.12(b)	Certain Material Contract Matters
Schedule 4.13	Capital Commitments
Schedule 4.14	Imbalances
Schedule 4.16	Environmental Matters
Schedule 4.17(b)	Available Employees
Schedule 4.17(d)	Employee Matters
Schedule 4.18	Suspense Funds
Schedule 4.19	Bank Accounts
Schedule 4.21(a)	Non-Consent Operations
Schedule 4.21(b)	Payout Status
Schedule 4.22	Payments for Production
Schedule 4.23	Wells

Schedule 4.24	Leases
Schedule 4.25	Burdens
Schedule 4.26	Condemnation
Schedule 4.27	Absence of Certain Changes
Schedule 4.28	Insurance
Schedule 4.29	Hedging Contracts
Schedule 4.30	Surface Rights
Schedule 4.31	Personal Property
Schedule 4.33(a)	FERC Regulatory
Schedule 4.33(c)	Other Regulatory
Schedule 4.34(a)	Intellectual Property
Schedule 4.34(c)	Intellectual Property Violations
Schedule 4.37	Affiliate Transactions
Schedule 4.40	No Affiliate Ownership
Schedule 4.42	Liability for Brokers’ Fees
Schedule 4.43	Specified Matters
Schedule 4.44	Drilling Obligations; PSA Obligations
Schedule 4.45	Lease Operating Statements
Schedule 4.46	Real Property
Schedule 6.4	Operation of Business
Schedule 6.15	Support Obligations
Schedule 6.26	Conduct of Purchaser
Schedule 6.29	Intercompany Balances
Schedule 6.33	Development Opportunities
Schedule 7.2(g)	Required Consents
Schedule 12.4	Allocated Values
Schedule EA	Excluded Assets
Schedule KI	Sellers’ Knowledge Individuals and Purchaser’s Knowledge Individuals
Schedule PE	Permitted Encumbrances
Schedule WC	Example Effective Time Working Capital Schedule

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”) is dated as of July 9, 2025 (the “Execution Date”), by and among Simlog Inc., a Delaware corporation (“Simlog Seller”), VEPU Inc., a Delaware corporation (“IKAV Seller” and together with Simlog Seller, each a “Seller” and collectively the “Sellers”), and Mach Natural Resources LP, a Delaware limited partnership (“Purchaser”). Each of the Sellers and Purchaser are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, (i) IKAV Seller owns 100% of the issued and outstanding Equity Interests (the “SIMCOE Subject Interests”) of SIMCOE LLC, a Delaware limited liability company (“SIMCOE”); and (ii) Simlog Seller owns 100% of the issued and outstanding Equity Interests (the “Simlog Subject Interests” and together with the SIMCOE Subject Interests, the “Subject Interests”) of Simlog LLC, a Delaware limited liability company (“Simlog”, and together with SIMCOE, the “Companies” and each a “Company”);

WHEREAS, Simlog owns 100% of the issued and outstanding Equity Interests of SJ Investment Opps LLC, a Delaware limited liability company (“SJI”, and together with Simlog and SIMCOE, collectively the “Company Group”); and

WHEREAS, the Parties desire that, at the Closing, Sellers shall sell and transfer to Purchaser, and Purchaser shall purchase from Sellers, the Subject Interests, upon the terms, and subject to the conditions, set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:

Article 1
Definitions and Interpretation

Section 1.1 Defined Terms. In addition to the terms defined in the Preamble and the Recitals of this Agreement, for purposes hereof, the capitalized terms used herein and not otherwise defined shall have the meanings set forth in Appendix A. A defined term has its defined meaning throughout this Agreement regardless of whether it appears before or after the place where it is defined, and its other grammatical forms have corresponding meanings.

Section 1.2 References and Rules of Construction. All references in this Agreement to Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions refer to the corresponding Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. All references to “$” shall be deemed references to U.S. Dollars. Each accounting term not defined herein will have the meaning given to it under GAAP as interpreted as of the Execution Date, and, as applicable, as consistently applied in the oil and gas industry. Unless the context requires otherwise, the word “or” is not exclusive. As used herein, the word (a) “day” means calendar day; (b) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (c) “this Agreement,” “herein,” “hereby,” “hereunder,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause, or other subdivision unless expressly so limited; (d) “this Article,” “this Section,” “this subsection,” “this clause,” and words of similar import, refer only to the Article, Section, subsection, and clause hereof in which such words occur; and (e) ”including” (in its various forms) means including without limitation. Pronouns in masculine, feminine, or neuter genders shall be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Appendices, Exhibits, and Schedules referred to herein are attached to this Agreement and by this reference incorporated herein for all purposes. Reference herein to any federal, state, local, or foreign Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, and shall also be deemed to refer to such Laws as in effect as of the Execution Date or as hereafter amended. Examples are not to be construed to limit, expressly or by implication, the matter they illustrate. References to a specific time shall refer to prevailing Denver, Colorado time, unless otherwise indicated. Except as otherwise specifically provided in this Agreement, any agreement, instrument, or writing defined or referred to herein means such agreement, instrument, or writing, as from time to time amended, supplemented, or modified prior to the Execution Date. The use of the phrase “ordinary course of business” or other derivations thereof shall mean “ordinary course of business in substantially the same manner as conducted in the twelve (12) month period prior to the Execution Date.” If any period of days referred to in this Agreement shall end on a day that is not a Business Day, then the expiration of such period shall be automatically extended until the end of the first succeeding Business Day. Any reference in this Agreement to “made available” or “provided” (or any similar formulation) to Purchaser or its Representatives means a document or other item of information that was provided or made available to Purchaser or its Representatives in the VDR at least two (2) Business Days prior to the Execution Date.

Article 2
Purchase and Sale

Section 2.1 Purchase and Sale. At the Closing, upon the terms and subject to the conditions of this Agreement, each Seller shall sell, transfer, and assign to Purchaser, and Purchaser shall purchase and accept from each Seller, the respective Subject Interests of such Seller, free and clear of any Encumbrances other than restrictions on transfers (a) arising under state or federal securities Laws or (b) arising pursuant to the Organizational Documents of such Company.

Section 2.2 Purchase Price.

(a) The aggregate consideration to be paid by Purchaser for the Subject Interests shall be Seven Hundred and Eighty-Seven Million and Two Hundred Thousand Dollars ($787,200,000) (the “Base Price”), which amount shall consist of the following components, each as may be adjusted pursuant to this Article 2: (i) Three Hundred and Twenty-Five Million Dollars ($325,000,000) in cash (the “Cash Consideration”) in cash and (ii) a number of Purchaser Common Units equal to (A) Four Hundred and Sixty-Two Million and Two Hundred Thousand Dollars ($462,200,000) divided by (B) the Reference Price (such Purchaser Common Units, the “Unit Consideration”).

(b) The Base Price shall be adjusted as provided in this Article 2 (as adjusted, the “Adjusted Purchase Price”).

(c) Notwithstanding anything to the contrary herein and without limiting any other provisions of this Agreement, if, at any time on or after the Execution Date and prior to the Closing, Purchaser makes (i) any dividend or distribution of Purchaser Common Units (in each case, that is declared by Purchaser following the Execution Date), (ii) subdivision or split of any Purchaser Common Units, (iii) combination or reclassification of Purchaser Common Units into a smaller number of Purchaser Common Units or (iv) issuance of any securities by reclassification of Purchaser Common Units, then the Reference Price and the number of Purchaser Common Units to be issued to Sellers pursuant to this Agreement shall be equitably and proportionately adjusted to reflect such change to provide the same economic effect as contemplated by this Agreement prior to such action; provided, that this Section 2.2(c) shall in no event be construed to permit Purchaser or its Affiliates to take any action with respect to the Purchaser Common Units that is prohibited by the terms of this Agreement. An adjustment made pursuant to the foregoing shall become effective immediately after the record date in the case of a dividend and shall become effective immediately after the effective date in the case of a subdivision, split, combination, or reclassification. Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional Purchaser Common Units shall be issued as part of the Unit Consideration, no dividend or distribution with respect to the Purchaser Common Units shall be payable on or with respect to any fractional unit and such fractional unit interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Purchaser. In lieu of the issuance of any such fractional unit, at Closing, the Adjusted Unit Consideration shall be rounded up to the nearest whole unit of Purchaser Common Units.

Section 2.3 Deposit. Within one (1) Business Day following the execution of this Agreement, Purchaser shall deposit an amount equal to Thirty Eight Million and Seven Hundred and Fifty Thousand Dollars ($38,750,000) in cash by wire transfer of immediately available funds (such deposited amount, together with any interest and earnings thereon, the “Deposit”) with the Escrow Agent into an escrow account (the “Deposit Escrow Account”) established pursuant to the terms and conditions of the Escrow Agreement and to be held and distributed by the Escrow Agent pursuant to the terms of the Escrow Agreement and this Agreement. If the Closing occurs, then, on the Closing Date, the Deposit shall be credited toward the payment of the Closing Payment. If this Agreement is terminated in accordance with Section 9.1, then the Deposit shall be disbursed as provided in Section 9.2. The Parties shall each be responsible for 50% of the fees of the Escrow Agent in connection with the Escrow Agreement. The Parties acknowledge and agree that all funds in the Deposit Escrow Account and Defect Escrow Account shall not be property of Sellers or the Company Group in any respect, and Sellers and the Company Group have no legal, equitable or other right, title or interest in or to such funds, until after all contingencies to the receipt of those funds under this Agreement have been satisfied in full in accordance with the terms hereof (which, with respect to the Deposit, shall occur subject to and upon Closing).

Section 2.4 Adjustments to the Base Price. The Base Price shall be adjusted as follows:

(a) increased by the aggregate amount, if any and on a dollar-for-dollar basis, of all Cash and Cash Equivalent capital contributions made after the Effective Time until immediately prior to Closing by each Seller to any Company Group Member;

(b) decreased by the aggregate amount of any Leakage (including, without duplication, the Closing Distribution);

(c) increased by the aggregate amount of any Effective Time Cash;

(d) decreased by absolute value of any Working Capital Shortfall, if any;

(e) increased by the absolute value of any Working Capital Surplus, if any;

(f) increased or decreased with respect to certain Credit Document Indebtedness (and in the case of clause (iv), certain other Indebtedness) of the Company Group as follows (collectively, the “Debt Adjustments”):

(i) decreased by an amount, if any, equal to (A) any Pre-Effective Time Credit Document Indebtedness, (B)(1) the principal payments, (2) interest payments and (3) any prepayment premiums, make-whole amounts, change of control premiums or similar obligations, in each case of clauses (B)(2) and (B)(3), accruing on such Pre-Effective Time Credit Document Indebtedness, and (C) any other fees, charges or penalties, in each case of clauses (A), (B) and (C), associated with the retirement of such Pre-Effective Time Credit Document Indebtedness to the extent such amount is either paid or satisfied by the Company Group during the period after the Effective Time and prior to the Closing or made at the Closing from the proceeds of the Closing Payment or the Closing Distribution in accordance with Section 2.6;

(ii) decreased by an amount, if any, equal to any Pre-Effective Time Credit Document Indebtedness (expressly including any principal and interest payments, prepayment premiums, make-whole amounts, change of control premiums or similar obligations accruing on such Pre-Effective Time Credit Document Indebtedness or any other fees, charges or penalties associated with the retirement of such Credit Document Indebtedness) that is outstanding immediately prior to the Closing, that is not retired and satisfied in full at the Closing from the proceeds of the Closing Payment or Closing Distribution in accordance with Section 2.6;

(iii) increased by an amount, if any, equal to (A) the principal amount of any Post-Effective Time Credit Document Indebtedness incurred in compliance with Section 6.4, (B) any interest payments accruing or attributable to any Post-Effective Time Credit Document Indebtedness, to the extent the principal amount thereof is first drawn after the Effective Time (excluding any default interest accruing or attributable thereto) and (C) any other fees associated with the retirement of any such Post-Effective Time Credit Document Indebtedness described in this Section 2.4(f)(iii)(A) or Section 2.4(f)(iii)(B), but in each case, only to the extent that such principal amount described in Section 2.4(f)(iii)(A) or interest payments described in Section 2.4(f)(iii)(B) or fees described in Section 2.4(f)(iii)(C) are paid or satisfied out of the proceeds of the Closing Payment or Closing Distribution in accordance with Section 2.6; and

(iv) decreased by an amount, without duplication, equal to any Indebtedness of any Company Group Member as of the Closing other than Credit Document Indebtedness; provided, that such amounts shall not include (a) Indebtedness that the Purchaser causes the Company Group to incur at the Closing or that the Company Group otherwise incurs with the prior written approval of Purchaser, (b) intercompany obligations between or among any of the Company Group Members and (c) Indebtedness in the form of the bonds or letters of credit described on Schedule 4.7 or otherwise entered into following the Execution Date in the ordinary course of business in connection with surety and similar obligations attributable to the ownership or operation of the Assets;

(g) increased or decreased with respect to the Excluded Hedges as follows:

(i) decreased by (1) the aggregate amount of all Hedge Losses attributable to the Excluded Hedges that are accrued, realized or paid by any Company Group Member at or after the Effective Time, and (2) any other costs, fees or expenses attributable to the Excluded Hedges paid or payable by any Company Group Member on or after the Effective Time, excluding any payments made at the Closing from the proceeds of the Closing Payment, and

(ii) increased by the aggregate amount of all Hedge Gains attributable to the Excluded Hedges that are received by any Company Group Member at or after the Effective Time;

(h) increased or decreased with respect to the Excluded Assets as follows:

(i) decreased by the amounts attributed to any Excluded Assets as set forth on Schedule EA;

(ii) increased by the aggregate amount of Cash and Cash Equivalents actually received by a Company Group Member during any period from and after the Effective Time to the extent attributable to or earned from any Excluded Assets; and

(iii) decreased by the amount of all Property Costs and other costs and expenses and all Company Taxes, including all prepaid costs and expenses, in each case, that are incurred or paid by any Company Group Member from and after the Effective Time in connection with the ownership or operation of the Excluded Assets (including, the disposition, assignment, distribution or other transfer of the Excluded Assets from and after the Effective Time);

(i) increased or decreased with respect to Taxes as follows:

(i) increased by the sum of (A) of all Post-Effective Time Company Taxes that are paid or otherwise economically borne by Sellers, their Affiliates (other than the Company Group) or Sellers’ direct or indirect owners, and (B) all Post-Effective Time Company Taxes that are paid or otherwise economically borne by the Company Group prior to the Effective Time; and

(ii) decreased by the sum of (A) all Pre-Effective Time Company Taxes that are paid or otherwise economically borne by Purchaser, its Affiliates (other than the Company Group) or any of Purchaser’s direct or indirect owners, and (B) all Pre-Effective Time Company Taxes that are (i) paid or otherwise economically borne by the Company Group after the Effective Time but prior to the Closing Date or (ii) unpaid as of the Closing Date (whether or not accrued);

(j) if applicable, decreased by the aggregate value of any Consent Adjustment Amount and Preferential Right Adjustment Amount; and

(k) decreased, by an amount equal to the Company Transaction Expenses (i) paid by the Company Group after the Effective Time and prior to Closing or (ii) that are vested, earned, or accrued, but remain unpaid, and the obligation of the Company Group immediately prior to the Closing, or that become vested, earned or accrued as of the Closing (and in each case in this clause (ii), that are not satisfied in full out of the proceeds of the Closing Payment or Closing Distribution in accordance with Section 2.6);

(l) decreased by the Defect Adjustment Amount, if applicable;

(m) increased by the Purchaser Distribution Amount; and

(n) increased or decreased (as applicable) by any other amount agreed upon in writing prior to Closing by Sellers and Purchaser.

Section 2.5 Adjustment Procedures.

(a) All adjustments to the Base Price shall be made (i) in accordance with the terms of this Agreement and, to the extent not inconsistent or in conflict with this Agreement and otherwise applicable, in accordance with GAAP as consistently applied by the Company Group prior to Closing in a manner consistent with the audited Company Group Financial Statements and Schedule WC (the “Accounting Principles”) and (ii) without duplication. When available, Sellers will use actual figures for calculating adjustments to the Base Price at Closing; to the extent actual figures are unavailable at Closing, Sellers’ good faith estimates of such amounts will be used at Closing subject to final adjustments in accordance with the terms hereof.

(b) Notwithstanding anything to the contrary in this Agreement:

(i) At Closing, all Debt Adjustments and Company Transaction Expenses shall be subtracted from the Cash Consideration (the Cash Consideration, as so adjusted, the “Adjusted Cash Consideration”).

(ii) At Closing, all adjustments to the Base Price set forth in Section 2.4 that are not Debt Adjustments and not Company Transaction Expenses (the “Non-Debt/CTE Adjustments”), shall be made as follows:

(A) if the aggregate amount of such Non-Debt/CTE Adjustments are a positive number less than or equal to Fifty Million Dollars ($50,000,000) (the “Cash Adjustment Cap”), then such Non-Debt/CTE Adjustments shall be made in cash and added to the Adjusted Cash Consideration and be applied as part of the Closing Payment made in accordance with Section 2.6; or

(B) if and to the extent the aggregate amount of such Non-Debt/CTE Adjustments are a positive number greater than the Cash Adjustment Cap, then (A) an amount of such Non-Debt/CTE Adjustments equal to the Cash Adjustment Cap shall be made in cash and added to the Adjusted Cash Consideration and be applied as part of the Closing Payment made in accordance with Section 2.6 and (B) an amount equal to the portion of the Non-Debt/CTE Adjustments exceeding the Cash Adjustment Cap shall be divided by the Reference Price, and the resulting number of Purchaser Common Units shall be added to the Unit Consideration;

(C) if the aggregate amount of Non-Debt/CTE Adjustments are a negative number, the absolute value of such Non-Debt/CTE Adjustments shall (1) first be subtracted from the Unit Consideration (on the basis that each Purchaser Common Units shall be valued at the Reference Price (such adjusted Unit Consideration, the “Adjusted Unit Consideration”)) and (2) second, to the extent the Unit Consideration is zero, to decrease the Cash Consideration. For the avoidance of doubt, no item that is included in or taken into account in the determination of the calculation of Leakage, Effective Time Working Capital or the Debt Adjustments shall be subject to any other adjustment to the Base Price; and

(iii) after Closing, all adjustments to the Base Price shall be made in cash.

(c) All adjustments and payments made pursuant to this Article 2 shall be without duplication of any other amounts paid or received under this Agreement.

(d) Working Capital Matters.

(i) “Working Capital Assets” means (without duplication) the current assets of the Company Group as of the Effective Time (excluding all Cash and Cash Equivalents, Excluded Cash and the Excluded Hedges), each determined in accordance with the Accounting Principles and not in conflict with the example illustrated on Schedule WC; provided, however, that the following shall be taken into account:

(A) Working Capital Assets shall include (without duplication) each of the following:

(1) the amount of all pre-paid Property Costs (including any prepaid royalties) paid by or on behalf of the Company Group prior to the Effective Time that are attributable to the ownership of the Assets after the Effective Time (prorated as applicable) and have not been reimbursed or repaid to the Company Group prior to the Effective Time, in each case, to the extent listed on Schedule 2.5(d)(i)(A)(1);

(2) Company Group’s entitlement to any merchantable Hydrocarbons in tanks or storage facilities produced from or credited to the Assets (excluding linefill and tank bottoms) at the Effective Time based upon the quantities in tanks or storage facilities that are upstream of the pipeline connection or sales meter, as applicable, as of the Effective Time multiplied by the Contract price therefor, or, if there is no applicable Contract, the applicable Settlement Price, in each case, net of any applicable expenses, Burdens, marketing costs, gathering and transportation fees and other post-production costs (whether such expenses, Burdens, costs or fees are incurred or payable prior to or after the Effective Time);

(3) to the extent listed on Schedule 2.5(d)(i)(A)(3), unpaid proceeds, receivables and amounts earned as of the Effective Time from (x) the sale of Hydrocarbons either produced from or attributable to the Oil and Gas Properties or (y) the transportation of Third Party Hydrocarbons attributable to the Midstream Assets, net of any applicable expenses, Burdens, marketing costs, gathering and transportation fees and other post-production costs (whether such expenses, Burdens, costs or fees are incurred or payable prior to or after the Effective Time), together with any other unpaid amounts receivables earned by or owed to the Company Group with respect to the Oil and Gas Properties (or Contracts attributable thereto) to the extent listed on Schedule 2.5(d)(i)(A)(3), in each case, during the period before the Effective Time and to the extent received by the Company Group within the 90 day period after the Closing Date;

(4) if any Company Group Member is the operator under an operating agreement or unit agreement covering any of the Assets or assets then owned by the Company Group, an amount equal to the Property Costs and other costs and expenses paid before the Effective Time by the Company Group, Sellers or any of their Affiliates on behalf of the other joint interest owners (without reimbursement prior to the Effective Time, including through netting of revenues paid to such joint interest owners) that are attributable to periods after the Effective Time, in each case, to the extent permitted to be charged to such joint interest owners under the applicable operating agreement or unit agreement;

(5) tubular goods, spare parts, backup tangible inventory and other inventory that are booked under GAAP as property, plant and equipment, materials and supplies, to the extent listed on Schedule 2.5(d)(i)(A)(5) (“Inventory”); and

(6) with respect to any Imbalances where the Company Group is underproduced as to Hydrocarbons or has overdelivered Hydrocarbons, an amount equal to the aggregate amount owed by Third Parties to the Company Group for such Imbalances as of the Effective Time if the applicable Contract governing such Imbalance requires cash balancing or, if cash balancing is not required under such applicable Contract, on the basis of the applicable Settlement Price.

(B) Working Capital Assets shall exclude (1) all Tax assets, (2) current assets constituting Excluded Assets, and (3) any assets related to Hedging Contracts. Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall not be required to make any payment, increase the Base Price or otherwise reimburse the Sellers for any ad valorem tax credit permitted in the calculation of severance (or impact) Taxes pursuant to Colorado Revised Statutes, Title 39, Article 29, Sec. 39-29-105(2).

(ii) “Working Capital Liabilities” means (without duplication) the current liabilities of the Company Group as of the Effective Time, each as determined in accordance with the Accounting Principles; provided, however, that the following shall be taken into account:

(A) Working Capital Liabilities shall include each of the following as of the Effective Time:

(1) Burdens and revenue payables and Suspense Funds;

(2) the amount of all Property Costs payable by the Company Group that are unpaid as of the Effective Time to the extent attributable to the ownership or operation of the Assets for the period prior to the Effective Time, including Property Costs incurred and paid on or after the Effective Time with respect to development operations that were anticipated to be incurred prior the Effective Time;

(3) with respect to any Imbalances where the Company Group is overproduced as to Hydrocarbons or has underdelivered Hydrocarbons, an amount equal to the aggregate amount owed by the Company Group to Third Parties for such Imbalances as of the Effective Time if the applicable Contract governing such Imbalance requires cash balancing or, if cash balancing is not required under such Contract, on the basis of the applicable Settlement Price; and

(4) if any Company Group Member is the operator under an operating agreement or unit agreement covering any of the Assets or assets then owned by the Company Group, an amount equal to the Property Costs and other costs and expenses (including Taxes) withheld or collected by the Company Group, Sellers or any of their Affiliates from revenues and proceeds attributable to the other joint interest owners that have not been paid or remitted to the appropriate third-party (including any applicable taxing authorities) on behalf of such other joint interest owners, but, except with respect to Taxes, that are payable or refundable by the Company Group, Sellers or any of their Affiliates to such joint interest owners or such third-party and that are attributable to periods prior to the Effective Time to the extent such amounts (x) are not paid with Excluded Cash or (y) are not included and accounted for within Suspense Funds; and

(5) other current liabilities of the Company Group as of the Effective Time (excluding all items explicitly excluded by Section 2.5(d)(ii)(B) from the definition of “Working Capital Liabilities”) as determined in accordance with the Accounting Principles.

(B) Working Capital Liabilities shall exclude each of the following:

(1) all Tax liabilities,

(2) Company Transaction Expenses,

(3) any liabilities related to Hedging Contracts (including any liabilities associated with the termination, novation or unwinding thereof),

(4) Indebtedness, and

(5) any insurance premiums attributable to the post-Effective Time period for the insurance policies held by Company Group.

(iii) For purposes of allocating Hydrocarbon production (and accounts receivable with respect thereto), (1) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Oil and Gas Properties when they are produced into the tank batteries related to each Well or, if there are no such storage tank batteries, when they pass through the LACT meters or similar meters at the initial point of entry into the pipelines through which they are transported from the field, and (2) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Oil and Gas Properties when they pass through the delivery point sales meters or other custody transfer meters at the point of entry into the pipelines through which they are transported. The Parties shall use reasonable interpolative procedures to arrive at an allocation of Hydrocarbon production when exact meter readings, gauging or strapping data are not available. The Sellers shall provide to the Purchaser evidence of all meter readings and all gauging and strapping procedures conducted on or about the Effective Time in connection with the Assets, together with all data used by the Sellers and reasonably necessary to support any estimated allocation.

(iv) Surface use or damage fees, insurance premiums, and other Property Costs that are paid periodically (including deficiency or shortfall payments pertaining to minimum volume commitments or similar requirements that accrue on a periodic basis (e.g., quarterly, semi-annually or annually)) shall be prorated based on the number of days in the applicable period falling on or before, or after, the Effective Time.

(v) In determining the amount of the Working Capital Assets, all Inventory shall be valued, in each case, solely to the extent of the applicable value of such assets and property as set forth on Schedule 2.5(d)(i)(A)(5) and there shall be no other upward adjustments for any Inventory or other such assets other than the amounts set forth thereon.

(vi) For purposes of this Article 2, “earned” and “incurred,” shall be interpreted in accordance with the Accounting Principles.

Section 2.6 Closing Date Flow of Funds; Closing Distribution. Contemporaneously with Closing:

(a) Purchaser shall pay the Closing Payment in cash. The “Closing Payment” means the amount of cash consideration payable by Purchaser at the Closing, which shall be an amount equal to the remainder of (x) the estimate of the cash portion of the Closing Adjusted Purchase Price as determined pursuant to Section 2.7(a) (without adjustment for the amount set forth in Section 2.6(b)(i) to the extent relating to the Pre-Effective Time Credit Document Indebtedness) minus (y) the Deposit, minus (z) the Defect Escrow Amount, if any.

(b) The Closing Payment shall be disbursed at the Closing as follows:

(i) First, to the amount of any Credit Document Indebtedness of any Company Group Member or any Seller (including any Post-Effective Time Credit Document Indebtedness) outstanding as of the Closing Date, to the applicable holders of such Credit Document Indebtedness (including any such amounts required to obtain at Closing the Payoff Releases), as specified in the Payoff Letters;

(ii) Second, to the extent any Hedge Losses amounts are owed by the Company Group at Closing in connection with any liquidations of the Excluded Hedges, to the Persons owed any amounts in connection therewith, as set forth in the Preliminary Settlement Statement;

(iii) Third, to the extent any Company Transaction Expenses are due and payable or outstanding as of Closing, to the Persons owed any such Company Transaction Expenses, as set forth in the Preliminary Settlement Statement; and

(iv) Fourth, the remainder (the “Equity Payment”) to the Person(s) and account(s) designated by Sellers in the Preliminary Settlement Statement.

(c) At or immediately prior to Closing, Sellers shall cause all of the Cash and Cash Equivalents in the Bank Accounts (as of the Business Day immediately prior to the Closing Date), other than Cash and Cash Equivalents that are needed to satisfy obligations expected to be funded on or immediately following the date of Closing, to be transferred or otherwise distributed to account(s) of the applicable Seller or its designee, which transfer or other distribution (such distributions, collectively, the “Closing Distribution”) shall, for the avoidance of doubt, constitute Leakage (and will not result in an upward adjustment to the Base Price) and not violate any provision of Section 6.4.

(d) So long as Purchaser causes the Equity Payment to be made as directed by Sellers’ pursuant to Section 2.6(b)(iv), none of Purchaser, any member of the Company Group or their respective Affiliates shall have any responsibility or liability for such application of the Equity Payment, it being the responsibility and liability of Sellers to apportion the Equity Payment.

Section 2.7 Closing Payment and Post-Closing Adjustments.

(a) For illustrative purposes only, Schedule 2.7(a) contains an initial version of the Preliminary Settlement Statement based on the figures available to the Parties as of the Execution Date, which is subject to further adjustment as provided in this Agreement. Not later than five (5) Business Days prior to the Closing Date, Sellers shall prepare and deliver to Purchaser, using and based upon the best information available to Sellers, a preliminary settlement statement (the “Preliminary Settlement Statement”) in form consistent (and with respect to all adjustments set forth in Section 2.4 that are measured as of the Effective Time, that is, subject to ordinary course reconciliations and adjustments, in substance consistent) with such statement set forth on Schedule 2.7(a) setting forth in reasonable detail Sellers’ good faith estimate of the Adjusted Purchase Price as of the Closing Date after giving effect to all adjustments set forth in Section 2.4 and subject to the adjustment procedures specified in Section 2.5, in each case, calculated in accordance with this Agreement as of such date, the calculation of the adjustments used to determine such amounts, and reasonable backup data and information (and any related documentation or other evidence in Sellers’ or the Company Group’s control or possession) supporting such calculations, together with a list of the names, amounts and wire instructions for each Seller and the payees with respect to each payment required by Section 8.3, including with respect to Company Transaction Expenses. Between the Execution Date and the Closing Date, each Seller shall, and shall cause the Company Group to, give Purchaser and its Representatives reasonable access to the Company Group’s books and Records that relate to the items included in the calculation of the Closing Payment (and reasonable access to the employees who are responsible for preparing or maintaining such books and Records) to allow Purchaser to review and verify the amounts included in the Preliminary Settlement Statement. Such access shall include providing Purchaser and its Representatives transaction level detail of applicable trial balance accounts, including cash transactions and bank statements, promptly following request by Purchaser. The Parties shall attempt in good faith to agree upon the Preliminary Settlement Statement.

(b) The Preliminary Settlement Statement, as agreed upon by the Parties, will be used to adjust the Base Price at Closing (such estimated Adjusted Purchase Price, the “Closing Adjusted Purchase Price”); provided, however, in the event of a disagreement between the Parties (other than a disagreement or dispute with respect to Title Defects or Environmental Defects, in each case, which shall be resolved in accordance with Section 12.9), Sellers’ good faith estimate set forth in the Preliminary Settlement Statement shall control for purposes of determining the Closing Payment.

(c) No earlier than ninety (90) days after the Closing Date and no later than one hundred twenty (120) days after the Closing Date, Purchaser shall prepare and deliver to Sellers a draft statement (the “Final Settlement Statement”) setting forth in reasonable detail Purchaser’s good faith calculation of the final Adjusted Purchase Price, calculated in accordance with this Agreement based on the most recent actual figures for each item. Concurrently with the delivery of the Final Settlement Statement, Purchaser shall deliver to Sellers reasonable backup data and information (and any related documentation or other evidence in Purchaser’s or the Company Group’s control or possession) supporting such calculations for which adjustments are proposed or made in the Final Settlement Statement delivered by Purchaser. From and after the Closing Date, Sellers shall reasonably cooperate with Purchaser in the preparation of the Final Settlement Statement and provide reasonable access during normal business hours to such employees, Representatives, documents, books and accounting records (including work papers, schedules, memoranda and other documents) and supporting data of Sellers and their Affiliates to the extent relating to the Company Group and necessary to enable Purchaser to obtain information relating to the preparation of the Final Settlement Statement and components thereof; provided, that, in the event Sellers do not provide such access within five (5) Business Days after Purchaser’s request therefor (or such shorter period as may remain in such 120-day period), such 120-day period shall be extended by one (1) day for each additional day beyond such five (5)-day (or shorter) period required for Sellers to fully respond to such request.

(d) The calculations of the final Adjusted Purchase Price set forth in the Final Settlement Statement shall be final and binding upon each of the Parties, unless Sellers object to such calculation in accordance with paragraph (e) below.

(e) Sellers shall have thirty (30) days after the receipt of the Final Settlement Statement (the “Review Period”) within which to review Purchaser’s calculation of the final Adjusted Purchase Price. From and after the Closing Date, Purchaser shall reasonably cooperate with Sellers in the review of the draft Final Settlement Statement and provide reasonable access during normal business hours to such employees, Representatives, documents, books and accounting records (including work papers, schedules, memoranda and other documents) and supporting data of Purchaser and its Affiliates to the extent relating to the Company Group and necessary to enable Sellers to review the Final Settlement Statement and components thereof; provided, that, in the event Purchaser does not provide such access within five (5) Business Days after Sellers’ request therefor (or such shorter period as may remain in such 30-day period), such 30-day period shall be extended by one (1) day for each additional day beyond such five (5) Business Day period required for Purchaser to fully respond to such request. If Sellers dispute any component of the proposed final Adjusted Purchase Price set forth in the Final Settlement Statement, Sellers shall notify Purchaser in writing of its objection to the final Adjusted Purchase Price prior to the expiration of the Review Period, together with a description of the basis for and dollar amount of such disputed components, together with reasonable documentation supporting such disputed components (a “Dispute Notice”). The Final Settlement Statement as delivered by Purchaser (and the final Adjusted Purchase Price calculated therein) shall become final, conclusive and binding on the Parties for all purposes of this Agreement, unless Sellers deliver to Purchaser a Dispute Notice prior to the expiration of the Review Period. If Sellers timely deliver a Dispute Notice, (i) any amounts in the final Adjusted Purchase Price not objected to by Sellers in the Dispute Notice shall be final, conclusive and binding on the Parties and enforceable against the Parties in any court of competent jurisdiction, without right of appeal, and (ii) Sellers and Purchaser shall, within fifteen (15) days following Purchaser’s receipt of such Dispute Notice (the “Resolution Period”), use commercially reasonable efforts to attempt to mutually resolve in writing their differences with respect to any remaining disputed items set forth in the Dispute Notice and any such mutual resolution (as evidenced in writing) shall be final, conclusive and binding on the Parties and enforceable against the Parties in any court of competent jurisdiction, without right of appeal.

(f) If, at the conclusion of the Resolution Period, any items set forth in the Dispute Notice remain in dispute, then each of Purchaser and Sellers shall submit all such remaining disputed items (but no others) (the “Remaining Disputes”) to KPMG LLP (or such other independent nationally recognized accounting firm the Parties may mutually select) (the “Accounting Arbiter”), for resolution; provided, however, if such Person has not confirmed that it will arbitrate such disputes and the Parties do not agree on another accounting firm within ten (10) days following the request from the Parties for the Accounting Arbiter to arbitrate such disputes, the Parties shall promptly engage the Houston, Texas office of the American Arbitration Association to select an independent nationally-recognized accounting firm not materially affiliated with the Sellers or Purchaser (or their Affiliates) to arbitrate such disputes. Within ten (10) Business Days after appointment of the Accounting Arbiter, the Parties shall deliver to the Accounting Arbiter their written position with respect to such Remaining Disputes. The Accounting Arbiter, once appointed, shall have no ex parte communications with the Parties concerning the expert determination or the items of adjustment which are in dispute. The Accounting Arbiter shall act as an expert and not as an arbitrator, shall determine only the Remaining Disputes based on the materials submitted to the Accounting Arbiter as described above and the terms of this Agreement, provided that, in resolving an item in dispute, the Accounting Arbiter may not assign a value to any particular item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party, in the written reports presented to the Accounting Arbiter in accordance with this Section 2.7(f). The Accounting Arbiter may not award damages, interest or penalties to any Party with respect to any matter. The Parties shall request that the Accounting Arbiter make a decision with respect to all Remaining Disputes within forty-five (45) days after the submission of the Remaining Disputes to the Accounting Arbiter, as provided above, and in any event as promptly as practicable. The final determination with respect to all Remaining Disputes shall be set forth in a written statement by the Accounting Arbiter delivered simultaneously to Sellers and Purchaser and shall, absent manifest error, be final, conclusive and binding on the Parties and enforceable against the Parties in any court of competent jurisdiction, without right of appeal. Purchaser and Sellers shall promptly execute any reasonable engagement letter requested by the Accounting Arbiter and shall each reasonably cooperate with the Accounting Arbiter, including, by providing the information, data and work papers used by each Party to prepare and/or calculate the final Adjusted Purchase Price, making its personnel and accountants reasonably available to explain any such information, data or work papers, so as to enable the Accounting Arbiter to make such determination as quickly and as accurately as practicable.

(g) All fees, costs and expenses relating to the work, if any, to be performed by the Accounting Arbiter (including any retainer) shall be allocated between Purchaser and Seller in inverse proportion to the relative amounts of the aggregate of the disputed amounts determined by the Accounting Arbiter to be for the account of Purchaser and Seller, respectively (i.e., so that the prevailing party bears a lesser amount of such costs, fees and expenses), and promptly paid upon receipt of the Accounting Arbiter’s invoices.

(h) If the Adjusted Purchase Price as finally determined under this Section 2.7(h) is greater than the Closing Adjusted Purchase Price (any such increase, the “Price Increase”), then within ten (10) Business Days after the final determination of the Adjusted Purchase Price under this Section 2.7, Purchaser shall pay to Sellers (in accordance with each such Seller’s Pro Rata Share) an amount in cash equal to the Price Increase in immediately available funds to the account(s) previously designated by Sellers in writing.

(i) If the Adjusted Purchase Price as finally determined under this Section 2.7 is less than the Closing Adjusted Purchase Price (such decrease, the “Price Decrease”), then within ten (10) Business Days after the final determination of the Adjusted Purchase Price under this Section 2.7, Sellers shall pay the Purchaser an amount in cash equal to the Price Decrease in immediately available funds to the account previously designated by Purchaser in writing.

(j) The Parties acknowledge and agree that the foregoing provisions of this Section 2.7 shall not apply to any Defect Disputes or amounts that are funded into the Defect Escrow Account at Closing, which matters shall be exclusively resolved pursuant to Section 12.9.

Section 2.8 Tax Treatment. Notwithstanding terms like “purchase” and “sale” in this Agreement, the Parties agree that for U.S. federal and applicable state or local Income Tax purposes (the “Agreed Tax Treatment”):

(a) the acquisition of the SIMCOE Subject Interests shall be treated as a transfer of all of the assets of SIMCOE and any other Company Group Member that is disregarded as an entity separate from SIMCOE under Treasury Regulation Section 301.7701-3 in exchange for, at the Closing, the Unit Consideration, the Cash Consideration, the assumption of any liabilities of SIMCOE and any other Company Group Member that is disregarded as an entity separate from SIMCOE under Treasury Regulation Section 301.7701-3, and any other amounts constituting consideration for Tax purposes, in each case, attributable to IKAV Seller, with such transfer qualifying in part for nonrecognition of gain or loss pursuant Section 721(a) of the Code to the extent applicable and being characterized as a “disguised sale” transaction described in Section 707(a)(2)(B) of the Code with respect to any amounts treated as a transfer of consideration pursuant to Treasury Regulations thereunder; provided that the Parties shall treat the applicable Cash Consideration, as a reimbursement of IKAV Seller’s preformation capital expenditures under Treasury Regulation Section 1.707-4(d) with respect to any such contributed assets, to the extent that IKAV Seller provides supporting documentation to Purchaser that is sufficient for Purchaser’s tax return preparer to have a “should” level of comfort with respect to such position and (ii) is delivered to Purchaser no later than thirty (30) days prior to the fifteenth (15th) day of the year following the Closing; provided that IKAV Seller shall use reasonably practicable efforts to provide such supporting documentation to Purchaser by the ninetieth (90th) day following the Closing (if earlier);

(b) the acquisition of the Simlog Subject Interests shall be treated as a transfer of all of the assets of Simlog and any other Company Group Member that is disregarded as an entity separate from Simlog under Treasury Regulation Section 301.7701-3 in exchange for, at the Closing, the Unit Consideration, the Cash Consideration, the assumption of any liabilities of Simlog and any other Company Group Member that is disregarded as an entity separate from Simlog under Treasury Regulation Section 301.7701-3, and any other amounts constituting consideration for Tax purposes, in each case, attributable to Simlog Seller, with such transfer qualifying in part for nonrecognition of gain or loss pursuant Section 721(a) of the Code to the extent applicable and being characterized as a “disguised sale” transaction described in Section 707(a)(2)(B) of the Code with respect to any amounts treated as a transfer of consideration pursuant to Treasury Regulations thereunder; provided that the Parties shall treat the applicable Cash Consideration, as a reimbursement of Simlog Seller’s preformation capital expenditures with respect to any such contributed assets, to the extent that Simlog Seller provides supporting documentation to Purchaser that is (i) sufficient for Purchaser’s tax return preparer to have a “should” level of comfort with respect to such position and (ii) is delivered to Purchaser no later than thirty (30) days prior to the fifteenth (15th) day of the year following the Closing; provided that Simlog Seller shall use reasonably practicable efforts to provide such supporting documentation to Purchaser by the ninetieth (90th) day following the Closing (if earlier); and

(c) Purchaser and Sellers shall, and shall cause their respective Affiliates to, report consistently with the Agreed Tax Treatment for all Income Tax purposes unless otherwise required by a “determination” as defined in Section 1313(a) of the Code (or any corresponding or similar provision of applicable state or local Tax Law).

Section 2.9 Withholding. Purchaser and its Affiliates shall be entitled to deduct or withhold from any amounts otherwise payable or deliverable to any Person under this Agreement such amounts as Purchaser or its Affiliates reasonably determine are required to be deducted or withheld therefrom under the Code or any other applicable Law in respect of Taxes and all such amounts so deducted or withheld and remitted to the applicable Governmental Authority shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid absent such deduction or withholding. Other than any withholding required in connection with the failure of Sellers to deliver the forms described in Section 8.2(c) or Section 8.2(q), Purchaser will use commercially reasonable efforts to, at least five (5) Business Days prior to any deduction or withholding, notify Sellers of any anticipated deduction or withholding, and the Parties shall reasonably cooperate to minimize the amount of any applicable deduction or withholding.

Article 3
Representations and Warranties of Sellers

Subject to the exceptions and matters set forth on the corresponding Disclosure Schedules, Sellers hereby jointly and severally represent and warrant to Purchaser as of the Execution Date and at Closing (except in instances when a representation is made as of a specific date, and then such representation shall be made as of such date only) the matters set out in this Article 3:

Section 3.1 Existence and Qualification; Organizational Power.

(a) Each Seller is duly incorporated or organized, validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of incorporation or organization. Sellers are duly licensed or qualified to do business and are in good standing (to the extent applicable) under the Laws of each state or other jurisdiction where each such Seller is required to do so or where the actions to be performed by Sellers hereunder make such qualification or licensing necessary, except in those states or other jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation by Sellers of the transactions contemplated by this Agreement or the other Transaction Documents to which each such Seller is, or will be, a party.

(b) Sellers have all requisite corporate or organizational power and authority to enter into, deliver and perform the obligations under this Agreement and each Transaction Document to which each such Seller is or will be at Closing a party and to consummate the transactions contemplated by this Agreement and such other Transaction Documents.

Section 3.2 Authorization and Enforceability. The execution, delivery, and performance of this Agreement, all documents required to be executed and delivered by Sellers at Closing and all other Transaction Documents to which Sellers are or will be at Closing a party, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate or organizational actions on the part of Sellers. This Agreement has been duly and validly executed and delivered by Sellers (and all documents required hereunder to be executed and delivered by Sellers at Closing and all other Transaction Documents have been or will be at Closing duly and validly executed and delivered by Sellers) and this Agreement constitutes, and at the Closing such documents will constitute, the legal, valid and binding obligations of Sellers, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).

Section 3.3 No Conflicts. Except as set forth on Schedule 3.3, subject to compliance with the HSR Act, the execution, delivery, and performance of this Agreement and the other Transaction Documents by Sellers, and the consummation of the transactions contemplated hereby and thereby, will not (a) conflict with, violate, or result in a breach of any provision of the Organizational Documents of either Seller, (b) conflict with, violate, or result in a default (with or without due notice or lapse of time or both) or the creation of any Encumbrance or give rise to any right of termination, cancellation, modification or acceleration of any obligation, right of payment, or the loss of any benefit or increase in any fee, liability or obligation under, or require any consent of any Person pursuant to, or under any material Contract, note, bond, mortgage, indenture, or other financing instrument or Permit to which either Seller is a party or to which any of such Seller’s assets are subject, (c) violate any judgment, order, writ, injunction, ruling, regulation or decree in any material respect applicable to either Seller or by which any of the Assets may be bound or (d) violate any Laws in any material respect applicable to either Seller or such Seller’s assets.

Section 3.4 Consents. Except in connection with the HSR Act, no consent, approval, order, or authorization of, or declaration, filing, or registration with, or notice to, any Governmental Authority or any Third Party is required to be obtained or made by Sellers or any of its Affiliates in connection with the execution, delivery or performance by Sellers of this Agreement or the other Transaction Documents to which each such Seller is, or will be at Closing, a party or the consummation by Sellers of the transactions contemplated hereby and thereby (including the transfer of the Subject Interests to Purchaser as contemplated hereby).

Section 3.5 Title. IKAV Seller is the direct owner, holder of record and beneficial owner of the SIMCOE Subject Interests and, without giving effect to the transactions contemplated by this Agreement, holds the SIMCOE Subject Interests free and clear of all Encumbrances, restrictions on transfer or other encumbrances, other than those Encumbrances, restrictions on transfer or other encumbrances arising pursuant to the Organizational Documents of SIMCOE as in effect as of the Execution Date (or as amended in compliance with this Agreement) or contained in applicable securities Laws or securing the obligations under the Credit Documents that will be released prior to or as of Closing. Simlog Seller is the direct owner, holder of record and beneficial owner of the Simlog Subject Interests and, without giving effect to the transactions contemplated by this Agreement, holds the Simlog Subject Interests free and clear of all Encumbrances, restrictions on transfer or other encumbrances other than those Encumbrances, restrictions on transfer or other encumbrances arising pursuant to the Organizational Documents of Simlog as in effect as of the Execution Date (or as amended in compliance with this Agreement) or contained in applicable securities Laws or securing the obligations under the Credit Documents that will be released prior to or as of Closing. Without limiting the generality of the foregoing, the Subject Interests owned by Sellers are not subject to any voting trust, member agreement, voting agreement, proxy or other similar agreement, right, instrument or understanding with respect to any purchase, sale, issuance, transfer, repurchase, redemption or voting of any Subject Interests, other than the Organizational Documents of the Companies as in effect on the Execution Date (or as amended in compliance with this Agreement), as applicable. At the Closing, the delivery by Sellers to Purchaser of the Assignment Agreement will vest Purchaser with good and valid title to, and all record and beneficial ownership of, all of the Subject Interests held by Sellers free and clear of all Encumbrances, other than restrictions on transfer that may be imposed by the Organizational Documents of the Company as in effect as of the Execution Date, as applicable, or applicable securities Laws and Encumbrances arising by, through or under Purchaser or its Affiliates from and after Closing.

Section 3.6 Litigation. There are no Proceedings against Sellers or any of their respective Affiliates (excluding any Company Group Member, for which Sellers’ representations as to Proceedings are contained within Section 4.8), pending by or before any Governmental Authority or arbitrator, or to Sellers’ Knowledge, threatened in writing with respect to any Company Group Member, any of the Subject Interests or any of the Assets or seeking to prevent, enjoin, or alter or delay the consummation of the transactions contemplated hereby or by the other Transaction Documents or which is reasonably likely to materially impair, hinder, or delay Sellers’ ability to perform their obligations under this Agreement or any other Transaction Document.

Section 3.7 Bankruptcy. There are no bankruptcy, insolvency, reorganization, receivership or similar Proceedings pending against, being contemplated by, or to Sellers’ Knowledge, threatened against any Seller or any Affiliate of any Seller. Sellers are not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Sellers.

Section 3.8 Solvency. Each Seller is Solvent (a) at the time it entered into this Agreement, (b) upon the Closing Date, and (c) immediately after the Closing occurs. Other than its obligations under this Agreement, no Seller has any Indebtedness for borrowed money or any other material liabilities, whether contingent, disputed or otherwise.

Section 3.9 Liability for Brokers’ Fees. None of Purchaser or its Affiliates (including after the Closing, any Company Group Member) shall, directly or indirectly, have any responsibility, liability or expense, as a result of undertakings or agreements of Sellers or their respective Affiliates, for brokerage fees, finder’s fees, financial advisor’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 3.10 Investment Intent. Each Seller is an “accredited investor,” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act and will acquire the Purchaser Common Units for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act, any applicable state blue sky Laws or any other applicable securities Laws. Each Seller has made, independently and without reliance on Purchaser (except to the extent that each Seller has relied on the representations of and warranties in this Agreement), its own analysis of the Purchaser Common Units and has had reasonable and sufficient access to documents, other information and materials, and reasonable and sufficient opportunity to ask questions of Purchaser, as it considers appropriate to make its evaluation. Each Seller acknowledges that (i) the offer and sale of the Unit Consideration has not been registered pursuant to the Securities Act, (ii) the Purchaser Common Units will, upon their acquisition by each Seller (or, if applicable, its transferees), be characterized as “restricted securities” under state and federal securities Laws and may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of, except pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, and in compliance with applicable state blue sky Laws and any other applicable securities Laws. Each Seller understands that any book-entry notations representing the Unit Consideration shall bear customary legends indicating the applicability of restrictions on transferability of such Unit Consideration pursuant to the Securities Act in substantially the following form: “These securities have not been registered under the Securities Act of 1933, as amended. These securities may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or in a private transaction pursuant to an exemption from registration thereunder and, in the case of a transaction exempt from registration, unless sold pursuant to Rule 144 under such Act or the issuer has received documentation reasonably satisfactory to it that such transaction does not require registration under such Act.”

Section 3.11 Independent Evaluation. Each Seller is a sophisticated, experienced and knowledgeable investor. In entering into this Agreement, such Seller has relied solely upon such Seller’s own expertise in legal, tax and other professional counsel concerning this transaction, the Purchaser Common Units, if any, issued to such Seller at Closing and the value thereof. Such Seller acknowledges and affirms that (a) it has completed such independent investigation, verification, analysis and evaluation of the Purchaser Common Units, if any, issued to such Seller at Closing as it has deemed necessary or appropriate to enter into this Agreement, and (b) at Closing, such Seller shall have completed, or caused to be completed, its independent investigation, verification, analysis and evaluation of the Purchaser Common Units, if any, issued to such Seller at Closing as such Seller has deemed necessary or appropriate to consummate the transaction.

Section 3.12 Certain Disclaimers. EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR ARTICLE 4, OR IN THE CERTIFICATE TO BE DELIVERED BY SELLERS PURSUANT TO SECTION 8.2(d), (A) SELLERS MAKE NO REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED WITH RESPECT TO SELLERS AND (B) SELLERS EXPRESSLY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY SELLERS). NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS Section 3.12 IS INTENDED TO OR SHALL BE DEEMED TO HAVE THE EFFECT OF ELIMINATING, LIMITING OR RESTRICTING IN ANY WAY ANY PERSON’S RIGHTS OR REMEDIES IN THE EVENT OF FRAUD.

Article 4
Representations and Warranties OF SELLERs Regarding the Company Group

Subject to the exceptions and matters set forth on the corresponding Disclosure Schedules, Sellers hereby jointly and severally represent and warrant to Purchaser as of the Execution Date and at Closing (except in instances when a representation is made as of a specific date, and then such representation shall be made as of such date only), the matters set out in this Article 4:

Section 4.1 Existence and Qualification; Organizational Power.

(a) Each Company Group Member is a limited liability company or corporation duly organized or incorporated, validly existing, and in good standing under the Laws of the state in which it is organized or incorporated and is duly licensed or qualified to do business and is in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or conduct of business requires such Company Group Member to be licensed or qualified except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group.

(b) Each Company Group Member has all requisite corporate or limited liability company power and authority to (i) enter into, deliver and perform its obligations under the Transaction Documents to which it is or will be at Closing a party and to consummate the transactions contemplated thereby and (ii) own, lease, and operate its properties (including the Assets that are owned and/or operated by such Company Group Member) and to carry on its business as now being conducted.

(c) The execution, delivery, and performance by each Company Group Member of the Transaction Documents to which it is or will be at Closing a party, and the performance of the transactions contemplated thereby, have been duly and validly authorized by all necessary corporate or limited liability company actions on the part of such Company Group Member. The Transaction Documents to which each Company Group Member is or will be at Closing a party have been or will be at Closing duly and validly executed and delivered by such Company Group Member and constitute, or will at Closing constitute, the legal, valid and binding obligations of such Company Group Member, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).

Section 4.2 No Conflicts. Subject to compliance with the HSR Act, except (x) as set forth on Schedule 4.2 and (y) for Customary Post-Closing Consents, the execution, delivery, and performance of this Agreement and the other Transaction Documents by Sellers or the Company Group, and the consummation of the transactions contemplated hereby and thereby, will not (a) conflict with or violate any provision of the Organizational Documents of any Company Group Member, (b) result in a default (with or without due notice or lapse of time or both) or the creation of any Encumbrance or give rise to any right of termination, cancellation, modification, or acceleration of any obligation, right of payment, or the loss of any material benefit or increase in any fee, liability or obligation under, or require any consent of any Person pursuant to, or under any Contract, note, bond, mortgage, indenture, other financing instrument, or Permit to which any Company Group Member is a party or that affects any of the Assets or any Company Group Interests, (c) violate any judgment, order, writ, injunction, ruling, regulation or decree applicable to any Company Group Member or any of the Assets or any Company Group Interests, or (d) violate any Laws in any material respects applicable to any Company Group Member or any of the Assets or any Company Group Interests, except in the case of clauses (b) and (c) as would not reasonably be expected to have a Material Adverse Effect.

Section 4.3 Consents and Preferential Purchase Rights. Subject to compliance with the HSR Act, except as set forth on Schedule 4.3, (a) no Consent, approval, authorization, or permit of, or filing with or notification to any Person is required for or in connection with the execution and delivery by Sellers or a Company Group Member of this Agreement or the other Transaction Documents, or in connection with the consummation of the transactions and performance of the terms and conditions contemplated hereby or thereby, including in connection with the transfer of the Subject Interests to Purchaser, and (b) there are no Preferential Rights or other similar rights that are applicable to the transfer of the Subject Interests to Purchaser in connection with the transactions contemplated hereby.

Section 4.4 Capitalization.

(a) Schedule 4.4(a) sets forth, for each Company Group Member, a true and complete list that accurately reflects all of the issued and outstanding Equity Interests of each Company Group Member (collectively, the “Company Group Interests”) and the record and beneficial owners thereof. Such Company Group Interests constitute all of the issued and outstanding Equity Interests in each Company Group Member. Each Company Group Member has, either directly or indirectly through a member of the Company Group, good and valid title to the Equity Interests of its Subsidiaries, free and clear of all Encumbrances, restrictions on transfer or other encumbrances, other than those Encumbrances, restrictions on transfer or other encumbrances arising pursuant to this Agreement or described in the Organizational Documents of such Subsidiaries as in effect as of the Execution Date (or as amended in compliance with this Agreement) or contained in applicable securities Laws or securing the obligations under the Credit Documents that will be released prior to or as of Closing.

(b) Except as set forth on Schedule 4.4(b), no Company Group Member has issued or agreed to issue any, and there are no outstanding: (i) Equity Interests; (ii) option, warrant, subscription, call or option, or any right or privilege capable of becoming an agreement or option, for the purchase, subscription, allotment or issue of any Equity Interests of any Company Group Member; (iii) equity appreciation right, profit interest, phantom stock, interest in the ownership or earnings of any Company Group Member or other equity equivalent or equity-based award or right; (iv) bond, debenture or other Indebtedness having the right to vote any Equity Interests of any Company Group Member or convertible into or exchangeable or exercisable for Equity Interests of any Company Group Member; (v) preemptive rights or other outstanding rights with respect to any Company Group Member; or (vi) redemption rights, repurchase rights, rights of first offer, rights of first refusal, tag-along rights, drag along rights, or any other rights, in each case, entitling any Person to purchase or otherwise acquire any Equity Interests in any Company Group Member or requiring any Company Group Member to issue, transfer, convey, assign, redeem or otherwise acquire or sell any Equity Interests of any Company Group Member.

(c) Without limiting the generality of the foregoing, none of the Company Group Interests is subject to any voting trust, proxy, member or partnership agreement or voting agreement or other agreement, right, instrument or understanding with respect to any purchase, sale, issuance, transfer, repurchase, redemption or voting of any Company Group Interests other than this Agreement. The Company Group Interests are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of, and are not subject to, any preemptive rights, rights of first refusal, right of first offer, purchase option, call option, put option, or other similar rights of any Person.

(d) Prior to the Execution Date, true, correct, and complete copies of the Organizational Documents of each Company Group Member have been provided to Purchaser and reflect all amendments and modifications made thereto at any time prior to the Execution Date. Neither any Company Group Member nor any Seller is in breach in any material respect of such Organizational Documents.

(e) Except for the entities set forth on Schedule 4.4(e), no Company Group Member directly or indirectly owns, of record or beneficially, any Equity Interests in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such Equity Interests of any Person, or is under any current or prospective obligation, contingent or otherwise, to form or make any loan, capital contribution or other investment or purchase of any Equity Interests (whether from the issuer or another Person) in any other Person.

(f) Simlog (i) is a company formed for the purpose of issuing its Equity Interests, owning its respective direct and indirect interest in the Assets, holding the Equity Interests of SJI and facilitating a financing transaction and structural flexibility, (ii) holds no assets, and has no liabilities, of any kind other than (x) its respective interest in the Assets, (y) assets and liabilities pertaining solely to the issuance and sale of its own Equity Interests and acquisition and ownership of the Equity Interests in SJI and (z) assets and liabilities pertaining solely to the Credit Documents and Company Hedges and (iii) has not conducted, transacted or otherwise engaged in any operations or business activities of any kind other than (x) business, transactions and engagements incidental to the issuance and sale of its own Equity Interests and acquisition and ownership of the Assets and the Equity Interests in SJI and (y) business, transactions and engagements incidental to the Assets, Credit Documents and Company Hedges.

Section 4.5 Financial Statements.

(a) Sellers have delivered to Purchaser true, correct and complete copies of (i) the audited consolidated balance sheets of each of the Companies as of December 31, 2023, and the related audited consolidated statements of income, cash flows and stockholders’ equity for the fiscal year then ended, together with all related notes thereto and accompanied by reports thereon of each Company’s independent auditor, (ii) the unaudited consolidated balance sheets of each of the Companies as of December 31, 2024, and the related consolidated statements of income, cash flows and stockholders’ equity for the fiscal year then ended, together with all related notes thereto ((i) and (ii), collectively, the “Year End Statements”) and (iii) the unaudited consolidated balance sheets of each of the Companies as of March 31, 2025 (the “Balance Sheet Date”), and the related consolidated statements of income, cash flows and stockholders’ equity for the three month period then ended, together with all notes and schedules thereto. The statements described in this Section 4.5(a) are collectively referred to as the “Company Group Financial Statements.”

(b) Each of the Company Group Financial Statements (including any notes related thereto) (i) has been prepared in accordance with GAAP consistently applied by the Company Group (except as may be expressly indicated in the notes thereto, and in the case of the unaudited financial statements as of and for the period ended March 31, 2025, for the absence of footnotes and any normal year-end audit adjustments, in each case which, if included, would not differ materially from those presented in the corresponding Year End Statements), (ii) fairly present, in all material respects, the financial position, results of operations, cash flows and changes in stockholders’ equity of the Company Group as of the indicated dates and for the periods indicated therein, except that the unaudited financial statements contain estimates of certain accruals, lack footnotes and other presentation items and are subject to normal year-end adjustments, and (iii) were prepared in accordance, in all material respects, with and derived from the Records of the Company Group (which Records are accurate and complete in all material respects). The Company Group maintains internal accounting controls appropriate in all material respects for a private company of the size of the Company Group and the industry in which the Company Group operates, which controls are sufficient to provide reasonable assurances that, in all material respects, the Company Group Financial Statements and all underlying transactions in connection therewith are recorded as necessary to ensure the preparation of the Company Group Financial Statements in conformity with GAAP. There are no, and have not been any, material deficiencies or material weaknesses in the design or operation of the internal controls of the Company Group that adversely affect the ability of the Company Group to record, possess, summarize and report financial information, or any occurrence of fraud, misappropriation or other similar wrongdoing that involves any current or former member of management or employee of the Company Group who has or had a role in the preparation of financial statements or the internal controls used by the Company Group.

(c) Except as has not been or would not reasonably be expected to be material to the Company Group, all notes receivable and accounts receivable of the Company Group (i) represent actual and bona fide indebtedness incurred by the applicable note and account debtors (in the case of notes receivable or accounts receivable), (ii) have arisen from bona fide transactions in the ordinary course of the Company Group’s business, (iii) are reflected properly on the Records of the Company Group, (iv) upon delivery thereof by Sellers, are reflected on the Audited Financial Statements, and (v) other than in the ordinary course of the Company Group’s business, are not subject to any contest, claim or right of setoff or counterclaim relating to the amount or validity thereof.

(d) Except as has not been or would not reasonably be expected to be material to the Company Group, all accounts payable of each Company Group Member reflected on the Company Group Financial Statements represent actual and bona fide obligations arising from purchases actually made or services actually received, or obligations relating to goods or services not yet received but reasonably expected to be received in the ordinary course of business consistent with past practice.

Section 4.6 No Undisclosed Liabilities. There are no debts or liabilities or obligations of any kind whatsoever (whether accrued, contingent, absolute, determined, determinable or otherwise) or any claim or judgment with respect to the Company Group, whether or not such matters are required by GAAP to be reserved, reflected or otherwise disclosed on a consolidated balance sheet of the Company Group, other than (a) as set forth on Schedule 4.6, (b) liabilities to the extent accrued, reserved, reflected, or otherwise expressly disclosed in the Company Group Financial Statements (and for which adequate accruals or reserves have been established on the Company Group Financial Statements in accordance with GAAP), (c) material liabilities incurred in the ordinary course of business after the date of the Balance Sheet Date (none of which is a liability for breach of any Contract, Lease, Surface Right and Right of Way, Midstream Surface Right and Right of Way or breach of warranty or violation of any Law or any tort, fraud or infringement) or (d) liabilities for Company Transaction Expenses incurred in connection with the transactions expressly contemplated by this Agreement and the other Transaction Documents. Schedule 4.6 sets forth all Indebtedness of the Company Group under the Credit Documents as of the Effective Time and the Execution Date. Except for any Indebtedness of the Company Group under the Credit Documents and excluding Hedging Contracts, as of the Execution Date, no Company Group Member has any outstanding Indebtedness. No Company Group Member is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act.

Section 4.7 Bonds and Credit Support. Schedule 4.7 sets forth a complete and accurate list of (a) all Bonds (i) of the Company Group, or (ii) of any Seller and its Affiliates (other than the Company Group), in each case, that are posted or entered into with Governmental Authorities or Third Parties with respect to the ownership or operation of the Assets, and (b) any other sinking funds, reserves, escrows, cash deposits, financial instruments, surety agreements and similar agreements, guarantees and other items of credit support that any Company Group Member is liable for or that are binding on any of the Assets.

Section 4.8 Litigation. Except as set forth on Schedule 4.8:

(a) There are no, and for the past three (3) years there have been no, unresolved Proceedings (i) by or against any Company Group Member or its Affiliates pending with any Governmental Authority or arbitrator (other than Proceedings arising under Antitrust Laws from and after the Execution Date in relation to the transaction contemplated by this Agreement), or, to Sellers’ Knowledge, unresolved Proceedings threatened in writing, that relate to any Company Group Member, any Assets (or the ownership or operation thereof) or any Company Group Interests or to which any Company Group Member, any Assets or any Company Group Interests are subject, or that seek to prevent the consummation of the transactions contemplated hereby, or (ii) pending with any Governmental Authority or arbitrator or threatened in writing against any directors, officers, or employees of any Company Group Member (in their capacity as such).

(b) There are no pending or, to Sellers’ Knowledge, threatened in writing, Proceedings, audits or claims asserted against any Company Group Member or its Affiliates in its capacity as operator under any joint operating agreement, unit operating agreement, or similar Contract to which any Company Group Member (or its Affiliates) or any Assets are subject and which remain unresolved as of the Execution Date, including any Proceedings, audits or claims by any Working Interest owners with respect to billings or reimbursements for any Property Costs, overhead, or other joint account billings or reimbursements.

(c) There is no material outstanding judgment, order, writ, injunction, ruling, or decree of a Governmental Authority to which any Company Group Member or its Affiliates, any Company Group Interests, or any of the Assets is subject, and no Company Group Member is subject to any judgment, order, writ, injunction, ruling or decree that in any manner challenges or seeks to prevent, enjoin, alter or delay the consummation of the transactions contemplated by this Agreement or the Transaction Documents. No Company Group Member or any of its Affiliates is in material default under any judgment, order, writ, injunction, ruling, or decree of a Governmental Authority related to any of the Assets, the Company Group Interests or the Subject Interests. There are no Proceedings currently pending or, to Sellers’ Knowledge, threatened in writing by or against any Third Party operator of the Assets that are materially adverse to the Company Group’s ownership or use of the Assets after the Effective Time.

Section 4.9 Taxes. Except as set forth on Schedule 4.9:

(a) All income and other material Taxes that are required to have been paid by each Company Group Member (whether or not shown or required to be shown on any Tax Return) have been duly and timely paid.

(b) All income and other material Tax Returns required to be filed by each Company Group Member have been duly and timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and correct in all material respects. There is not in force (i) any extension of time (other than automatic extensions obtained in the ordinary course of business) with respect to the due date for the filing of any Tax Return of any Company Group Member, or (ii) any waiver or agreement for any extension of time for the assessment or payment of any Taxes relating to the Assets or the Business or of any Company Group Member. No power of attorney, that is currently in force, has been granted with respect to any matter relating to Taxes of any Company Group Member.

(c) All material Taxes required to be withheld from amounts owing to any employee, independent contractor, creditor, equity holder or other Person by any Company Group Member have been fully withheld and timely remitted to the appropriate Governmental Authority in compliance with applicable Law. All material certificates, forms and other documents required by Law for any exemption from withholding and remitting of any Taxes by the Company Group have been properly obtained and maintained.

(d) The unpaid Taxes of the Company Group Members (i) did not, as of the date of the most recent Company Group Financial Statements, materially exceed the accrued Taxes payable (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Company Group Financial Statements and (ii) do not materially exceed that accrual as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company Group Members in filing their Tax Returns.

(e) All sales, use, value added, New Mexico gross receipts, New Mexico compensating, goods and services, excise and similar Taxes of the Company Group Members have been duly and timely collected in accordance with all applicable Tax Laws in all material respects.

(f) No Company Group Member has been a party to or participated in a transaction that is, or is substantially similar to, a “listed transaction,” as described in Treasury Regulation Section 1.6011-4(b)(2) (or any comparable provisions of U.S. state or local or non-U.S. Law).

(g) Except as set forth on Schedule 4.9(g), no audits, examinations, investigations or Proceedings are (i) pending or in progress or (ii) have been threatened in writing, in each case, with respect to any Taxes or Tax Returns of any Company Group Member. There are no matters related to Taxes of or with respect to the Company Group Members under discussion with any Governmental Authority.

(h) No deficiency or adjustment in respect of Taxes has been claimed, proposed, asserted or assessed by any Governmental Authority against any Company Group Member, and there are no outstanding refund claims with respect to any Tax or Tax Return of any Company Group Member.

(i) None of the Assets is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership Income Tax Return to be filed or otherwise treated as a partnership under Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state or local Law.

(j) No claim has been made in writing by a Governmental Authority in a jurisdiction where a Tax Return has not been filed or a Tax has not been paid by a Company Group Member or with respect to the Assets or the Business that a Tax Return is or may be required to be filed or that a Tax is or may be required to be paid.

(k) There are no Encumbrances for Taxes (other than Encumbrances described in Section 12.3(m)) on (i) any of the Assets or (ii) any of the Subject Interests.

(l) No Company Group Member (i) is a party to or bound by any Tax sharing, allocation or indemnity agreement or arrangement (other than any commercial agreement entered into in the ordinary course of business the principal purpose of which does not relate to Taxes), (ii) has any liability for the Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of U.S. state or local or non-U.S. Law), as a transferee or successor, by contract or otherwise, and (iii) has ever been a member of any Consolidated Group.

(m) For U.S. federal Income Tax purposes, SIMCOE, Simlog and each other Company Group Member has been classified as an entity disregarded as separate from its owner at all times from its formation.

(n) No Company Group Member has claimed any “employee retention credit” pursuant to Section 2301 of the Coronavirus Aid, Relief and Economic Security Act of 2020, as amended, and the rules and regulations promulgated thereunder.

(o) No Company Group Member has (i) entered into or is subject to any closing agreement under applicable Tax Law, or (ii) requested, or is the subject of or bound by, any private letter ruling, administrative relief, change of accounting method, technical advice memorandum or similar ruling, relief, change or memorandum with any Governmental Authority with respect to Taxes, nor is any such request outstanding.

(p) No Company Group Member conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), or operates or conducts business through any branch in any country other than the country of its formation.

(q) No Company Group Member has entered into any agreement or arrangement with any Governmental Authority that is currently in effect and requires any Company Group Member to take any action or to refrain from taking any action with respect to Taxes. No Company Group Member is a party to any agreement with any Governmental Authority with respect to Taxes that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement.

(r) No Company Group Member will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Effective Time as a result of any (i) change in method of accounting made prior to the Closing, (ii) installment sale, open transaction or transaction governed by Section 460 of the Code made or entered into on or prior to the Closing, (iii) prepaid amount received or deferred revenue accrued on or prior to the Closing, (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) or other written agreement with a Governmental Authority with respect to Taxes executed on or prior to the Closing, (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) entered into or created on or prior to the Closing or (vi) use of an improper method of accounting for a Tax period (or portion thereof) ending on or prior to the Closing Date.

Section 4.10 Compliance with Laws. Each Company Group Member (including with respect to its ownership and operation of the Assets), and to Sellers’ Knowledge any Third Party operator of the Assets, is and has been, for the last three (3) years, in compliance with all applicable Laws, excluding Environmental Laws which are addressed in Section 4.8, Section 4.11, Section 4.16 Section 4.23(c)–(d) and Section 4.43, in all material respects. Neither Sellers nor any Company Group Member has, during the last three (3) years, received or sent any written notice of any unresolved audit or investigation, or actual or alleged unresolved material violation by any Company Group Member of, or material failure of a Company Group Member to comply in all material respects with, any Law. The members of the Company Group maintain a system of internal controls and have implemented and maintained policies and procedures designed to provide reasonable assurance to detect and prevent any misconduct or violations of Laws by any member of the Company Group or any of their respective officers, directors, managers, and members (solely in their capacities as such).

Section 4.11 Permits. Except as set forth on Schedule 4.11, each Company Group Member validly holds, and to Sellers’ Knowledge, each Third Party operator of the Assets validly holds, all material Permits required to be obtained to own and, as applicable, operate the Assets in compliance with all applicable Laws and to otherwise conduct the business of the Company Group as presently conducted, including all Permits required under Environmental Law (each a “Material Permit”). Each Material Permit is in full force and effect and has been duly and validly issued and there exists no material default under any Material Permit by any Company Group Member or its Affiliates and to Sellers’ Knowledge, no event has occurred that upon receipt of notice or lapse of time or both would constitute a material default under any Material Permit by any Company Group Member or its Affiliates. All fees, deposits and assessments due and payable in connection with any Material Permit have been paid by the applicable Company Group Member. No event has occurred which permits, or after the giving of notice or lapse of time or both would permit, and the execution and delivery of this Agreement or any other Transaction Document, and the consummation of the transactions contemplated hereby and thereby will not result in any revocation, cancellation, suspension, or material adverse modification of any Material Permit or the imposition of any restrictions of such a nature as may materially limit the ownership, use or operation of any of the Assets as historically conducted. The Company Group Members are, and for the last three (3) years have been, in compliance, in all material respects, with each such Material Permit and no Proceeding is pending or threatened to suspend, terminate, revoke, withdraw, modify or limit any such Material Permit or to impose any material fine, penalty or other sanctions for violation of or noncompliance with any requirements relating to any such Material Permit. All applications required to have been filed for the renewal of each Material Permit have been duly filed, and all other filings required to have been made with respect to such Material Permits have been duly made, in each case, on a timely basis with the appropriate Governmental Authority and there is no fact or circumstance that is reasonably likely to prevent any such Material Permit from being obtained or to impose material conditions on the issuance thereof. No Material Permit is held in the name of any employee, officer, director, unitholder, agent or otherwise on behalf of any Company Group Member.

Section 4.12 Material Contracts.

(a) Schedule 4.12(a) sets forth, as of the Execution Date, a complete and correct list of all Contracts of the type described below to which any Company Group Member is a party or by which any Company Group Member or any of the Assets is bound or subject (the “Material Contracts”):

(i) any Contract (other than joint operating agreements, unit operating agreements, pooling agreements, pooling participation agreements or similar contracts) that can reasonably be expected to result in aggregate payments or obligations by the Company Group of more than $750,000 (net to the Company Group’s interest) during the current or any subsequent calendar year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues);

(ii) any Contract (other than joint operating agreements, unit operating agreements, pooling agreements, pooling participation agreements or similar contracts) that can reasonably be expected to result in aggregate revenues to the Company Group of more than $750,000 (net to the Company Group’s interest) during the current or any subsequent calendar year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues);

(iii) any Hydrocarbon or water (produced/backflow or fresh) purchase and sale, supply, acreage, production or well dedication, volume commitment, storage, marketing, transportation, processing, gathering, stabilizing, treatment, separation, compression, balancing, fractionation, disposal, handling, or similar Contract with respect to Hydrocarbons or water (produced/backflow or fresh) produced from or attributable to the Company Group’s interest in the Assets, in each case, that is not terminable without penalty or other material payment upon ninety (90) days’ or less notice, and any Contract that constitutes a pipeline interconnect, transportation or facility operating agreement;

(iv) (A) any Contract providing for Indebtedness of the Company Group (to the extent arising under clauses (a), (b), (d), (f), (g), (h), (i) or (j) of the definition of “Indebtedness”) and (B) any indenture, mortgage, deed of trust, security interest, loan, credit or note purchase agreements, or sale-leaseback agreements, guaranties, bonds, letters of credit, or similar financial agreements or other agreements or instruments governing or evidencing Indebtedness affecting any Company Group Member, the Subject Interests, the Company Group Interests or the Assets, including, in each case, all amendments, waivers, consents, forbearance agreements and other written agreements modifying the terms thereof;

(v) any Contract that constitutes a lease under which any Company Group Member is the lessor or the lessee of real or personal property (including any finance or capital lease) which lease (A) cannot be terminated by such Company Group Member without penalty or other payment upon ninety (90) days or less notice and (B) involves an annual base rental of more than $250,000 (without regard to any increase in price);

(vi) any farmout or farmin agreement, joint venture agreement, participation agreement, exploration agreement, partnership agreement (other than tax partnerships), development agreement, joint operating agreement, unit agreement (but specifically excluding pooling agreements or pooling orders), exchange or swap agreement, Contract with any remaining drilling or development obligations, unexpired or remaining acreage earning rights or wellbore earning rights, or other similar Contract;

(vii) any Contract that (A) contains or constitutes an area of mutual interest agreement that imposes restrictions on a Company Group Member doing business, or (B) includes non-competition, non-solicitation or no-hire restrictions or other similar restrictions on a Company Group Member that purport to restrict, limit or prohibit the manner in which, the timing of, or the locations in which, any Company Group Member may conduct its business or compete in any jurisdiction, or (C) includes any exclusivity, “most favored nation” or most favored customer provision (provided that a Contract shall not constitute a Material Contract pursuant to this subsection (vii) solely because such Contract contains provisions providing for maintenance of uniform interests entered into in the oil and gas industry or because such Contract is a surface use agreement or similar Contract containing customary setback provisions);

(viii) any Contract that contains any unpaid “earn out” or other contingent payment obligations;

(ix) any Contract that contains any call upon, option to purchase, take-or-pay payment, advance payment, minimum volume commitment or other similar rights or obligations (other than Burdens) to sell, gather, deliver, process or transport Hydrocarbons, or proceeds from the sale thereof, attributable to the Company Group’s interest in the Oil and Gas Properties at some future time without receiving payment therefor at or promptly after the time of delivery;

(x) any Contract to sell, lease, exchange, transfer, or otherwise dispose of all or any Oil and Gas Properties or any other material portion of the Assets (other than with respect to production of Hydrocarbons in the ordinary course) from and after the Execution Date, or that involves any pending or contemplated merger, consolidation or similar business combination transaction, but excluding rights of reassignment upon intent to abandon or release a Well or a Lease;

(xi) other than the Organizational Documents of any Company Group Member, any Related Party Contract that will not be terminated at or prior to Closing;

(xii) any Hedging Contracts;

(xiii) any Contracts for the employment or engagement of any former (if containing any ongoing liability or obligations) or current employee or independent contractor on a full-time, part-time, consulting or other basis obligating any Company Group Member to pay compensation in any year in excess of (x) $250,000 with respect to employees and (y) $50,000 with respect to independent contractors (assuming target performance for this purpose, if applicable) (other than any “at will” contract that may be terminated by any Company Group Member upon thirty days or less advance notice without any financial liability or obligation other than general contractual indemnities entered in the ordinary course of business);

(xiv) any Contract involving any bonus, equity or equity-based, severance, retention, transaction or change of control bonus or payment, pension, profit-sharing, retirement or other form of deferred compensation plan or arrangement;

(xv) any Contract regarding the licensing, ownership, development or use of any Intellectual Property Right, other than any licenses for commercially available, “off-the-shelf” Software with aggregate annual payments of $250,000 or less;

(xvi) any Contract (A) for which the primary purpose is to indemnify, or assume any obligation or liability of, another Person or (B) guaranteeing any payment or performance obligation of another Person for which the guaranteed obligations will not be fully paid or performed at or prior to Closing;

(xvii) any Contract that constitutes an agreement or license covering any seismic, geological or other geophysical information or data;

(xviii) any Contract that is a settlement, conciliation or similar agreement or pursuant to which any Company Group Member or, with respect to the Assets, any Seller or its Affiliates, will have any material outstanding obligation after the Execution Date or that otherwise materially limit the operations of any Company Group Member or their Assets;

(xix) any Contract that relates to (1) the operation and maintenance of the natural gas processing plant or (2) the development or operation of the Florida Mesa Geothermal Project;

(xx) any Contract that relates to the formation, creation, or operation of any joint venture, partnership or other similar arrangement;

(xxi) any Contract that grants to a Third Party any right of first refusal, right of first offer, tag right, drag right or similar right with respect to any material assets, rights or properties of the Company Group;

(xxii) any Contract relating to the pending acquisition (by merger, purchase of equity or assets or otherwise) by any Company Group Member of any operating business or the capital stock of any other Person;

(xxiii) any Contract relating to any prior acquisition or disposition of any Assets with respect to which Sellers or any Company Group Member have any material outstanding rights or obligations (other than indemnity rights or obligations that customarily survive closing, unless there is a pending or unresolved claim under any such indemnity);

(xxiv) any Contract that obligates any Company Group Member to drill any wells or conduct other material development operations, including any offset wells with respect to the Assets (other than provisions requiring optional drilling as a condition of maintaining or earning all or a portion of a presently non-producing Lease or a Lease containing a pugh clause, retained acreage clause, or similar provision);

(xxv) any Contract for the use or sharing of drilling rigs;

(xxvi) other than in the ordinary course of business, any Contract to acquire all or a substantial portion of the business, property or assets of any other Person for an amount of cash (or value of non-cash consideration), in excess of $250,000;

(xxvii)  any Contract with a professional employer organization, employee staffing services or leasing agency, or other similar provider of contract labor;

(xxviii) any Contract that is a collective bargaining agreement or similar Contract with a Union by which any Business Employee is bound; and

(xxix) any Contract with a Governmental Authority pursuant to which any Company Group Member will have any material outstanding obligation after the Effective Time.

(b) The Material Contracts are legal, valid and binding obligations of the applicable Company Group Member (and if applicable, any Seller or its Affiliates), and are in full force and effect in all material respects and enforceable in accordance with their respective terms against such Company Group Member (and if applicable, any Seller or its Affiliate) and, to Sellers’ Knowledge, the other parties thereto, in each case, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar Laws, now or hereafter in effect, affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). Except as set forth on Schedule 4.12(b), no Company Group Member (or if applicable, any Seller or its Affiliate) or, to Sellers’ Knowledge, any other Person that is a party to such Material Contract is in default or material breach under such Material Contract. No event has occurred, which after notice or lapse of time, or both, would constitute a default or material breach under any Material Contract. Except as set forth on Schedule 4.12(b), during the past twelve (12) months, no written notice of default or material breach has been received by or delivered to Sellers or any Company Group Member under any Material Contract, and there are no current notices received or delivered by Sellers or any Company Group Member of the exercise of any termination, price redetermination, market-out, curtailment, amendment, renegotiation, modification, acceleration, or delay in the maturity or performance of any such Material Contract (in whole or in part); provided that, for the avoidance of doubt, the express provisions of a Material Contract shall not constitute notices for purposes of this sentence.

(c) Prior to the Execution Date, true, correct and complete copies of each Material Contract and any and all supplements, modifications and amendments thereto have been made available to Purchaser through the VDR.

Section 4.13 Capital Commitments. Except as set forth on Schedule 4.13, there are no outstanding AFEs or other capital commitments (including those internally generated to conduct any operations or make any capital expenditures) that are binding on the Assets or any Company Group Member that could reasonably be expected to require, after the Effective Time, expenditures in excess of $250,000 individually or in the aggregate, net to the Company Group’s interest.

Section 4.14 Imbalances. Except as set forth on Schedule 4.14, (a) with respect to those Oil and Gas Properties or Midstream Assets operated by any Company Group Member, there were (and are) no material Imbalances attributable to such Oil and Gas Properties or Midstream Assets as of the Effective Time, and (b) with respect to any Oil and Gas Properties or Midstream Assets operated by any Person other than a Company Group Member, to Sellers’ Knowledge, there are no Imbalances attributable to such Oil and Gas Properties or Midstream Assets as of the Effective Time.

Section 4.15 Special Warranty of Title. Sellers represent and warrant (a) that the Assets are free and clear of any lien or Encumbrance made by, through or under any Seller, Company Group Member, or any of its or their respective Affiliates, and (b) Defensible Title to each of the Leases, Mineral Interests, Units and Wells unto Purchaser against every Person whomsoever lawfully claims the same or any part thereof by, through or under any Seller, Company Group Member, or any of its or their respective Affiliates, but not otherwise, in each case of (a) and (b), subject, however, to the Permitted Encumbrances.

Section 4.16 Environmental Matters. Except as set forth on Schedule 4.16:

(a) Neither Sellers nor any Company Group Member (nor to the Company Group’s knowledge, any Third Party operator of the Assets) has entered into or is otherwise subject to, any agreement with, or order, decree or judgment of, any Governmental Authority issued pursuant to Environmental Laws that requires any material Remediation (except for any Remediation that has been completed and resolved in compliance with all applicable Environmental Laws), or imposes a material liability, including any material Environmental Liability, or restriction on the Company Group Member or Assets.

(b) Each Company Group Member is, and for the past three (3) years has been, in material compliance with all, and for the past three (3) years has not materially violated any, Environmental Laws.

(c) Neither Sellers nor any Company Group Member (and to the Company Group’s knowledge, no Third Party operator of the Assets) has received notice, that remains unresolved as of the Execution Date, of any violation of or noncompliance with, or liability under, any Environmental Laws, or of any condition on or with respect to any Asset which, if true, would constitute a material violation of or material noncompliance with, or would result in material liability (including any material Remediation) under, any Environmental Laws.

(d) There are no Proceedings pending or, to Sellers’ Knowledge, threatened against any Company Group Member (or to the Company Group’s knowledge, any Third Party operator of the Assets) under Environmental Laws that would reasonably be expected to impose a material Environmental Liability or material restriction on the Company Group Member or Assets.

(e) There has been no Release, or threatened Release of, or exposure of any Person to, Hazardous Substances on, at, under, to or from any of the properties of any Company Group Member, or from or in connection with any Company Group Member’s operations, in each case in material violation of any Environmental Laws or that would give rise to any material liability or Damages under Environmental Laws.

(f) No Company Group Member has transported or disposed of, arranged for the transportation or disposal of or exposed any Person to any Hazardous Substance in material violation of any Environmental Law, or in a manner that has resulted or would reasonably be expected to result in a material Environmental Liability of any Company Group Member.

(g) Except as otherwise set forth on Schedule 4.12(a), no Company Group Member has contractually assumed or provided an indemnity for any outstanding material liability or obligation of any other Person under Environmental Law or with respect to Hazardous Substances.

(h) Prior to the Execution Date, Sellers have made available to the Purchaser copies of all environmental assessments (including any Phase I and Phase II Environmental Site Assessments), compliance reports, audits, analyses, permits issued pursuant to Environmental Laws, and any other documents identifying a material liability under any Environmental Law or addressing environmental, health and safety matters pertaining to the Assets or any Company Group Member.

Section 4.17 Labor and Employee Benefits.

(a) No Company Group Member has or has ever had any employees.

(b) The regular, primary service providers to the Company Group and the assets owned by any Company Group Member are employed by IKAV Energy (such individuals, the “Business Employees”). Sellers have provided Purchaser with the list described on Schedule 4.17(b), such list detailing each individual who is employed by IKAV Energy as a field or Durango-based employee and whose business hours are primarily dedicated to the assets owned by any Company Group Member (such individuals, the “Available Employees”) and each such Available Employee’s (i) name or employee identification number, (ii) job title, (iii) primary work location, (iv) compensation (including hourly wage or base annual salary (as applicable) and any cash incentive compensation) (v) active or inactive status (and as applicable, type of leave and anticipated return date), (vi) exempt or non-exempt classification status, (vii) date of hire and service date (if different) (viii) employing entity and (ix) accrued but unused vacation. Sellers have provided Purchaser (i) a true, complete and correct list, as of the date hereof, setting forth all individuals who provide (whether directly or through an entity that they own or control) material services to any Company Group Member as an independent contractor, and (ii) the Contract applicable to independent contractor. All compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees and independent contractors of the Company Group for services performed have been paid in full and there are no outstanding agreements, understandings or commitments of any Company Group Member with respect to any compensation, commissions, bonuses or fees.

(c) No Company Group Member is a party to, bound by, or negotiating (or required to negotiate) any collective bargaining agreement or similar Contract with a labor union or similar labor organization (collectively, “Union”), no Business Employee is bound by any such agreement or Contract in connection with services provided to any Company Group Member, and there is not any Union representing any Business Employee in connection with services provided to any Company Group Member, and, to the Sellers’ Knowledge, no Union is seeking to organize Business Employees for collective bargaining or similar purposes. There are no, and during the past three (3) years, there have been no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other material labor disputes, pending or, to the Sellers’ Knowledge, threatened against or involving any current or former Business Employees or the business of the Company Group. With respect to the Business and the Business Employees, each Company Group Member, each Seller and each of their respective Affiliates, as applicable, is not, and has not during the last three (3) years been, engaged in any unfair labor practice that has resulted or could reasonably be expected to result, individually or in the aggregate, in any material liability to any member of the Company Group. There is no unfair labor practice charge against any Company Group Member, or with respect to the Business or the Business Employees, each Seller and each of their respective Affiliates, pending or, to the Sellers’ Knowledge, threatened before the National Labor Relations Board or any similar labor relations authority that could reasonably be expected to result in any material liability to the Company Group.

(d) With respect to the Business and the Business Employees, each Company Group Member, each Seller and each of their respective Affiliates, as applicable, is and during the last three (3) years has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices. Except as set forth on Schedule 4.17(d), there are no Proceedings pending or, to the Sellers’ Knowledge, threatened, against any Company Group Member and brought by or on behalf of any Business Employee or former employee servicing a Company Group Member, any person alleged to be a current or former employee, any applicant for employment, or any class of the foregoing, or any Governmental Authority, that involve the labor or employment relations and practices of any Company Group Member. No Company Group Member has incurred any liability or obligation under the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state, local, municipal, or foreign Law, that remains unsatisfied.

(e) With respect to the Business and each Business Employee, each Company Group Member, each Seller and each of their respective Affiliates, as applicable, has reasonably investigated all discrimination and sexual harassment allegations of which such entity is aware. With respect to each such allegation (except those that the applicable entity reasonably deemed to not have merit), each Company Group Member, each Seller and each of their respective Affiliates, as applicable, has taken prompt corrective action reasonably calculated to prevent further improper action and the Seller does not reasonably expect any material liabilities with respect to any such allegations.

(f) There are no Company Plans. For purposes of this Agreement, “Company Plan” means any Benefit Plan sponsored, maintained or contributed to by, or with respect to which there is any obligation to contribute or other liability of, any Company Group Member. There are no Company Group Persons.

(g) None of the Company Group Members nor any ERISA Affiliate of any Company Group Member has since the date that is six (6) years prior to the Execution Date sponsored, maintained, contributed to, or had an obligation to contribute to or any liability with respect to, (i) a “multiemployer plan,” as that term is defined in Section 3(37) of ERISA, (ii) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; no Company Group Member has incurred any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. Each Benefit Plan maintained by any Seller or its Affiliate with respect to the Business or any Available Employee has been maintained, funded and administered in all material respects in accordance with its terms and in all material respects in compliance with all applicable Laws, and each such plan that is intended to be “qualified” under Section 401(a) of the Code is so qualified. No Company Group Member or any ERISA Affiliate has any obligation to provide retiree medical, retiree life insurance, or any other post-termination healthcare benefits, to former employees of any Company Group Member (other than health continuation coverage required pursuant to Law).

(h) Neither the execution and delivery of this Agreement or any other Transaction Document to which any Company Group Member is a party nor the consummation of the transactions contemplated hereby or thereby, either alone or in combination with another event, will (i) result in an increase in the amount of compensation or benefits (including severance) payable by any Company Group Member, (ii) result in, or cause the accelerated vesting, payment, funding or timing of, any payment of compensation or benefits (including severance) payable by any Company Group Member, or (iii) result in the payment of any “excess parachute payment” as defined in Section 280G(b)(1) of the Code by any Company Group Member. No Company Group Member, as of the date hereof, has promised any “gross up” payment, indemnify or otherwise reimburse any Person for excise taxes imposed by Sections 280G and 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

Section 4.18 Suspense Funds. Except as set forth on Schedule 4.18 and as of the dates set forth therein, no Company Group Member (or any of its Affiliates on behalf of a Company Group Member) holds any amounts of any Third Party funds in suspense with respect to production of Hydrocarbons from any of the Assets. As of the Execution Date, to Sellers’ Knowledge and except as set forth on Schedule 4.18, no share of Hydrocarbon proceeds attributable to any Company Group Member’s interests in the Assets to which any Company Group Member is entitled is currently being held in suspense by the applicable Third Party operator or payor thereof. Each member of the Company Group is in material compliance with all applicable Laws relating to escheat or unclaimed or abandoned property and no member of the Company Group is subject to, nor has received notice of, any pending audit or proceeding relating to any escheat or unclaimed or abandoned property obligations.

Section 4.19 Bank Accounts; Powers of Attorney. Schedule 4.19 sets forth as of the Closing Date a true, complete, and correct list of (a) all Bank Accounts or safe deposit boxes maintained by or on behalf of each Company Group Member (including the names and addresses of the financial institutions maintaining each such account, and the purpose for which such account is established), and (b) the names of all persons authorized to draw on or have access to such accounts and safe deposit boxes. Schedule 4.19 sets forth an accurate and complete list of all officers, directors and managers of each Company Group Member and a complete list of all Persons holding powers of attorney issued by any Company Group Member.

Section 4.20 Midstream Properties.

(a) There is not, nor has there been, (i) any breach or event of default on the part of any Company Group Member with respect to any Midstream Surface Right and Right of Way, or (ii) to the Sellers’ Knowledge, any breach or event of default on the part of any other party to any such Midstream Surface Right and Right of Way.

(b) Except as would not, individually or in the aggregate, be material to the Company Group, (i) the Midstream Assets are located within the boundaries of the Company Real Property used or held for use in connection with the ownership and operation of the Company Group Midstream Systems (the “Midstream Real Property”) and Midstream Surface Rights and Rights of Way and (ii) the Midstream Assets are in an operable state of repair adequate to maintain operations as currently conducted by or on behalf of the Company Group Members, ordinary wear and tear excepted. The Midstream Assets constitute, in all material respects and subject to Permitted Encumbrances, all of the assets, properties and rights necessary to conduct the operations of the business of the Company Group Members as the same are conducted as of the Execution Date. Except as would not, individually or in the aggregate, be material to the Company Group, there are no gaps (including any gap arising as a result of any breach by any Company Group Member of the terms of any Midstream Surface Rights and Rights of Way) in the Midstream Real Property and Midstream Surface Rights and Rights of Way (with respect to the Midstream Assets), for any pipeline and related facilities comprising a part of the Midstream Assets. As of the Execution Date, no member of the Company Group has received from any counterparty to any agreement, easement or other surface right used or held for use in connection with the Midstream Assets any unresolved written notice regarding a grantor of any such agreement, easement or other surface right seeking to terminate or materially amend any such agreement, easement or other surface right. With respect to each Midstream Surface Right and Right of Way and each Midstream Real Property interest in the nature of a surface lease, easement, servitude, right-of-way, surface Permit or surface use agreement, such Midstream Surface Right and Right of Way and Midstream Real Property interest is enforceable against the applicable Company Group Member and, to Seller’s knowledge, the counterparties thereto, in accordance with its terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws.

(c) The Company Group Members have good and valid title to all of the Midstream Assets, in each case, free and clear of all Encumbrances, except for Permitted Encumbrances.

(d) The material tangible assets constituting or used or held for use in connection with the Company Group Midstream Systems (i) have been maintained by the applicable Company Group Member in accordance with prudent industry practices in all material respects, and taking into account the age and history of use of such properties and assets, are currently in good working order and the existing condition of such tangible assets make each adequate, in accordance with customary practices in the oil and gas industry and all applicable Laws, for the purposes for which it is currently being used, ordinary wear and tear excepted, and (ii) are, or will be as of the Closing, in the possession, or under the control, of the Company Group.

Section 4.21 Non-Consent Operations; Payout Status.

(a) As of the Execution Date, except as set forth on Schedule 4.21(a), no Company Group Member nor any of its Affiliates has elected not to participate in any operation or activity proposed with respect to the Assets (or has been deemed to have non-consented any such operation or activity) which has resulted in any of the Company Group’s interest in such Assets becoming subject to a penalty or forfeiture as a result of such election not to participate in such operation or activity where such interest has not yet reverted to the applicable Company Group Member.

(b) Schedule 4.21(b) contains a complete and accurate list of the status of, and the payout balances for, each Well operated by the applicable Company Group Member included within the Oil and Gas Properties that is subject to a reversion or other adjustment at any level of cost recovery or Hydrocarbon production from or attributable to such Oil and Gas Property, as of the dates shown on such Schedule with respect to each Oil and Gas Property.

Section 4.22 Payments for Production. Except for any Imbalances set forth on Schedule 4.14 or as otherwise set forth on Schedule 4.22:

(a) no Company Group Member nor any of its Affiliates is obligated by virtue of any take-or-pay payment, production payment, advance payment, or other similar payment (other than Burdens reflected in the Leases) to sell, gather, process or deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Company Group’s interest in the Assets at some future time without receiving payment therefor at or promptly after the time of delivery; and (b) no Company Group Member nor any of its Affiliates has received any written notice of deficiency payments under gas contracts for which any Person has a right to take deficiency gas from the Assets.

Section 4.23 Wells.

(a) All Wells drilled by the Company Group Members or any Affiliate thereof (and to Sellers’ Knowledge, all other Wells) have been drilled and completed in accordance with, and within the limits permitted by all applicable Leases, Contracts, Permits, pooling or unit agreements, other instruments governing the Assets, or Laws.

(b) No Well operated by the Company Group or any Affiliate thereof (and to Sellers’ Knowledge, all other Well) is subject to penalties on allowables because of any overproduction or any other violation of Laws.

(c) (i) Except as set forth on Schedule 4.23, as of the Execution Date, there is no Well operated by the Company Group Members (and to Sellers’ Knowledge, no other Well) with respect to which any Company Group Member (and to Sellers’ Knowledge, any Third Party operator) has received any written notices or demands (whether formal or informal) from Governmental Authorities or Third Parties to plug or abandon any wells on the Assets, and (ii) there is no Well operated by the Company Group Members that any Company Group Member or any of its Affiliates is currently obligated by applicable Law, Lease, Contract or Permit to plug, dismantle and abandon that have not been plugged, dismantled and abandoned, or suspended or temporarily abandoned, in accordance with all applicable Laws, Leases, Contracts and Permits, and (iii) to Sellers’ Knowledge, there are no Wells that are neither in use for purposes of production or injection, nor suspended or temporarily abandoned in accordance with applicable Law, the terms of any applicable Contract or the terms of any applicable Leases, in each case, that has not been plugged and abandoned in accordance with such applicable Law, Contract or Leases, as applicable. There is no Well operated by a Third Party that, to the Sellers’ Knowledge, such Third Party operator is currently obligated by applicable Law, Lease, Contract or Permit to plug, dismantle and abandon that have not been plugged, dismantled and abandoned, or suspended or temporarily abandoned, in accordance with all applicable Laws, Leases, Contracts and Permits.

(d) There are no Wells included in the Assets that have been plugged, dismantled or abandoned by the Company Group Members (and to Sellers’ Knowledge, any Third Party operator) in a manner that does not comply in all material respects with applicable Law, Contracts, Leases and Permits.

(e) Each Company Group Member is the duly designated operator of the Wells described as operated by such Company Group Member on Exhibit A-3 under the applicable joint operating agreements or similar agreements pertaining to such Wells.

Section 4.24 Leases.

(a) Except as set forth on Schedule 4.24, as of the Execution Date, (i) no Seller or Company Group Member has received any unresolved written notices alleging any material default or breach under any Lease by any Company Group Member or any Company Group Member’s predecessors in interest, and (ii) no Company Group Member is and, to Sellers’ Knowledge, no other party to any Lease, is in material default or breach of the terms, provisions or conditions of the Leases.

(b) Except as set forth on Schedule 4.24, (i) no Lease operated by any Company Group Member is being maintained in full force and effect by the payment of shut-in royalties or other payments in lieu of operations or production, and (ii) to Sellers’ Knowledge, no Lease operated by a Third Party operator is being maintained in full force and effect by the payment of shut-in royalties or other payments in lieu of operations or production.

(c) As of the Execution Date, no Seller or Company Group Member has received any (i) written notice from a lessor of a Lease of any requirements or demands to drill additional wells, or restore production in paying quantities on any of the Leases included in the Assets, which requirements or demands have not been resolved or (ii) unresolved written notice seeking to terminate or materially amend any of the Leases included in the Assets.

(d) To Sellers’ Knowledge, none of the Leases contain express provisions obligating Seller or any of its Affiliates (including any Company Group Member) to drill any well on the Assets (other than provisions requiring optional drilling as a condition of maintaining or earning all or a portion of a presently non-producing Lease and other than customary offset drilling provisions).

Section 4.25 Burdens. Except for such items that are being held in suspense as permitted pursuant to applicable Law, and except as set forth on Schedule 4.25, the Company Group has properly and timely paid, or caused to be paid, in all material respects all Burdens due by the Company Group with respect to the Assets.

Section 4.26 Condemnation. Except as set forth on Schedule 4.26, there is no pending or, to the knowledge of the Sellers, threatened in writing, taking (whether permanent, temporary, whole, or partial) of any of the Assets (or portion thereof) owned or held by the Company Group by reason of condemnation or eminent domain or the threat of condemnation or eminent domain. None of the Company Group Members or, to Sellers’ Knowledge, their respective predecessors in title, has acquired any of the Assets through the use or threatened use of eminent domain or condemnation.

Section 4.27 Absence of Certain Changes. Except as set forth on Schedule 4.27, since the Balance Sheet Date, (a) there has not been any (i) material Casualty Loss with respect to the Assets or (ii) Company Material Adverse Effect or any other event, condition, change, development, circumstance or set of facts that, individually or in the aggregate, would reasonably be expected to be material to the Business, taken as a whole, (b) the Company Group has, in all material respects, conducted its business in accordance with its ordinary course of business, and (c) there has not been any event, occurrence or development which, if taken, omitted to be taken, occurred or developed after the Execution Date, would require Purchaser’s consent in accordance with Section 6.4.

Section 4.28 Insurance. Schedule 4.28 sets forth a true and complete list of all insurance policies and contracts of insurance (including any amendments thereto) with respect to the Assets and maintained by or for the benefit of any Company Group Member, Sellers or Sellers’ Affiliates, together with the carriers and liability limits for each such policy and contract of insurance, other than any policy or contract maintained in connection with a Benefit Plan. A copy of each such policy and contract of insurance has been made available to Purchaser prior to the execution of this Agreement. All such policies and contracts of insurance are legal, valid, binding and enforceable and in full force and effect in accordance with their respective terms and are not subject to any lapse in coverage, and each Company Group Member, Sellers or Sellers’ Affiliate, as applicable, is in compliance in all material respects with the terms and provisions of its respective policies and contracts of insurance. All premiums with respect to such insurance policies and contracts of insurance have been timely paid to the extent due. No Company Group Member, Sellers or Sellers’ Affiliate is, and to Sellers’ Knowledge, no other party to any insurance policy or contract of insurance is, in material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time or both, would constitute such a material breach or default or permit termination, modification or acceleration under such insurance policy or contract of insurance. No Company Group Member, Sellers or Sellers’ Affiliate has received written notice of any breach or default under any insurance policy or contract of insurance set forth on Schedule 4.28 or received a written notice of cancellation, termination, nonrenewal, reduction of coverage or material premium increases with respect to any such policy or contract of insurance that remains outstanding as of the Execution Date. Other than as set forth on Schedule 4.28, there is no material claim pending or open under any insurance policy or contract of insurance, and there is no material claim under any insurance policy or contract of insurance as to which coverage has been denied or disputed by the insurer during the past three (3) years other than customary indications as to reservation of rights by insurers. At all times during the last three years (or, if less, for the duration of existence), each Company Group Member has maintained general insurance policies of such types and in such amounts as sufficient for compliance with all contractual requirements of the Company Group Members and all applicable Laws. Schedule 4.28 contains an accurate list of all claims currently pending or open under any insurance policy issued to or for the benefit of any Company Group Member related to the Assets, property, business, directors, officers or employees of any Company Group Member (the “Ongoing Claims”), and as of the Execution Date, no insurer has denied or disputed coverage for such claims. Except as set forth on Schedule 4.28, there are currently no claims pending or open under any insurance policy issued to or for the benefit of any Company Group Member related to the Assets, property, business, directors, officers or employees of any Company Group Member, and all such Ongoing Claims have been timely and properly reported and asserted. To the Knowledge of Sellers and based on reasonable estimates of the maximum amount of the Ongoing Claims and any prior claims under the applicable insurance policies, as of the Execution Date, the Ongoing Claims will not, individually or in the aggregate, exhaust or fully deplete coverage under any of the applicable insurance policies that may provide coverage to any of the Company Group Members for such claims. No insurance policy or contract of insurance set forth on Schedule 4.28 provides for any retrospective premium adjustment or other experience-based liability on the part of any Company Group Member.

Section 4.29 Hedging Contracts.

(a) Schedule 4.29 sets forth a true and complete list of all Hedging Contracts or Hedging Transactions outstanding as of the Execution Date and entered into by the Company Group (each, a “Company Hedge”), the material terms thereof (including the type of transaction, term, effective date, termination date, notional amounts), and the counterparty thereto. Except as set forth on Schedule 4.29, no Company Group Member has, as of the Execution Date, entered into or is subject to any Hedging Contracts or Hedging Transactions. As of the Execution Date, Sellers have made available to Purchaser a true, correct, and complete copy of all confirmations or other agreements evidencing the Company Hedges. All of the Company Hedges are held by the Company Group under and pursuant to the terms of the Credit Documents.

(b) Schedule 4.29 sets forth any Company Hedge that was not fully settled and paid in full or was fully settled but not paid in full, in either case, prior to the Effective Time.

(c) All payments due or amounts owed with respect to Company Hedges prior to the Execution Date have been timely paid or received.

(d) Each Company Group Member has duly performed in all material respects all of its respective obligations under the Company Hedges, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions thereof by any party thereunder.

Section 4.30 Surface Rights. Except as set forth on Schedule 4.30, no Company Group Member is, and to Sellers’ Knowledge, no other party to any Surface Rights and Rights of Way is, in breach in any material respect of the terms, provisions or conditions of such Surface Rights and Rights of Way. Except as set forth on Schedule 4.30, none of the Leases, Surface Rights and Rights of Way, Contracts or Permits of any Company Group Member are subject to or contain any restrictions on the use by such Company Group Member of the surface, in connection with Hydrocarbon operations, that would have a material and adverse effect on Purchaser’s ability to operate (directly or indirectly) the Oil and Gas Properties of such Company Group Member as currently owned and operated. Effective as of the Execution Date through and including the Closing, subject to Permitted Encumbrances, the applicable Company Group Member has good title to, or a valid leasehold or other ownership interest or right in, all Surface Rights and Rights of Way in all material respects (other than Midstream Real Property, which are the subject to Section 4.20) listed on Exhibit A-5. The Assets (including the Surface Rights and Rights of Way) include sufficient surface access rights to permit the operation of the Leases, Wells and Units operated by any Company Group Member as currently owned and operated in all material respects.

Section 4.31 Personal Property. Except as set forth on Schedule 4.31, the Company Group Members have marketable title to, and right, title and interest in and to all of the Personal Property necessary for the operation of the Assets, in each case, free and clear of all Encumbrances other than Permitted Encumbrances. All of the Personal Property included in the Assets are, taking into account the age and history of use of such Personal Property, structurally sound and free from material defects, material damage or material deterioration and in an operable state of repair adequate for the present operation and use by the Company Group as currently operated and used by or on behalf of the Company Group in all material respects, ordinary wear and tear excepted. Maintenance or upkeep on the Personal Property that poses a material risk to the safety, integrity or continued operation of the assets has not been intentionally deferred in contemplation of the transactions hereunder. The Personal Property owned by the Company Group constitutes all of the personal property necessary for the ownership and operation of the business of the Company Group and the Assets operated by any Company Group Member as currently conducted.

Section 4.32 Sufficiency of Other Assets; No Other Business of Assets; Use of Assets. The Assets owned or leased by the Company Group at Closing constitute all of the assets, properties and rights, tangible or intangible, real or personal, that are used or held for use in connection with the conduct of the business and operations of the Company Group and the Assets in the same manner as such operations are currently and have been historically conducted during the period between the date of the Year End Statements and the Execution Date, in all material respects. Except for the SIMCOE Subject Interests, the IKAV Seller does not own or lease any other assets or properties, including any assets, properties and rights that are used or held for use in connection with the conduct of the business and operations of the Company Group and the Assets. Except for the Simlog Subject Interests, the Simlog Seller does not own or lease any other assets or properties that are used or held for use in connection with the conduct of the business and operations of the Company Group and the Assets. No real property, right or interest used or held for use in the continued ownership and operation of the business of the Company Group (if any) or the Assets owned by them as owned and conducted prior to the Execution Date is being retained by Seller or any Affiliate of Seller (other than the Company Group Members). No Company Group Member is engaged in or has engaged in any material respect, in any business other than the oil and gas business conducted with respect to the Assets, and no Company Group Member owns any material assets other than the Assets. Neither Seller nor any Affiliate of Seller (including the Company Group) has committed any gross negligence or willful misconduct in connection with the ownership or operation of the Assets prior to the Closing that would be reasonably likely to lead to a claim by a Third Party against the Company Group for gross negligence or willful misconduct in connection with the ownership or operation of the Assets prior to the Closing.

Section 4.33 Regulatory.

(a) Except as set forth on Schedule 4.33(a), no Company Group Member is currently subject to the jurisdiction of, or regulation by, FERC (v) under the Public Utility Holding Company Act of 2005, 42 U.S.C. Sections 16451–16453, or the rules and regulations promulgated thereunder (“PUHCA”); (w) as a natural gas company under the Natural Gas Act of 1938, 15 U.S.C. Section 717, et seq., as amended, and the regulations promulgated thereunder (“NGA”), (other than pursuant to a certificate of limited jurisdiction as described below); (x) as an intrastate pipeline transporting gas in interstate commerce pursuant to the Natural Gas Policy Act of 1978, 15 U.S.C. Section 3301, et seq., as amended, and the regulations promulgated thereunder (“NGPA”); (y) as a common carrier pipeline under the Interstate Commerce Act, as implemented by FERC pursuant to 49 U.S.C. Section 60502 and the regulations promulgated thereunder (“ICA”); or (z) pursuant to any general or limited jurisdiction certificate of public convenience and necessity issued by FERC other than a blanket sale for resale certificate issued by operation of Law or a blanket certificate issued to permit participation in capacity release transactions. Except as set forth on Schedule 4.33(a), no Company Group Member has operated or provided services using any of the Assets in a manner that subjects or would subject such Company Group Member, or Purchaser, to the jurisdiction of, or regulation by, FERC pursuant to any of the foregoing in (w) through (z).

(b) None of the Company Group Members, nor any of their respective assets or operations, as applicable, has operated the assets in such a way as to cause them to become regulated in the future under the NGA, the NGPA, the ICA, or PUHCA.

(c) Except as set forth on Schedule 4.33(c), (i) no Company Group Member is a gas utility, common carrier, public utility, or similarly regulated entity subject to the jurisdiction and regulation of any state public utility commission or similar Governmental Authority, and (ii) neither Sellers nor any Company Group Member has acquired any of the assets of a Company Group Member through the use or threatened use of eminent domain or condemnation.

(d) Except as would not, individually or in the aggregate, have a Material Adverse Effect, all filings required to be made by any Company Group Member during the three (3) years preceding the date hereof, with (i) FERC under the NGA, NGPA, ICA, PUHCA, or the rules and regulations promulgated thereunder, or (ii) any state public utility commission or similar state agency or department in a state within which any Company Group Member operates, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, and tariffs and related documents, and, to the Knowledge of the Sellers, all such filings, as of their respective dates, and, as amended or supplemented, were in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 4.34 Intellectual Property.

(a) Schedule 4.34(a) contains a complete and accurate list of all material Registered Intellectual Property owned by any Company Group Member, whereby (i) the title or mark; (ii) the country; (iii) the application number and the registration number, if applicable; and (iv) the recorded owner is provided for each such Registered Intellectual Property. All required filings and fees related to such Registered Intellectual Property owned by any Company Group Member have been filed with and paid to the relevant Governmental Authority and authorized registrars. All Registered Intellectual Property owned by any Company Group Member are valid, subsisting, and, to Sellers’ Knowledge, enforceable.

(b) The Company Group owns, or has valid licenses or other rights to use, all Intellectual Property Rights necessary for the operation of the Company Group’s business as currently conducted (collectively, the “Company Intellectual Property”), subject to any limitations contained in the agreements governing the use of the same (which limitations do not affect the Company Group’s ability to conduct its business in the ordinary course), and, subject to Section 6.13, the Company Group will continue upon Closing to own or have valid licenses or other rights to use all such Intellectual Property Rights in the Company Intellectual Property on the same terms as were in place immediately prior to Closing. Any Company Intellectual Property that is owned by a Company Group Member is owned on a sole and exclusive basis and is free and clear of all Encumbrances (other than Permitted Encumbrances). The Company Group has not used any seismic data in its business during the twelve (12)-month period immediately prior to the Execution Date. All Persons who have invented, contributed, developed or conceived any Company Intellectual Property have done so pursuant to a valid and enforceable written agreement that protects the confidential information of the Company Group and assigns a Company Group Member exclusive ownership of all right, title and interest in the Person’s invention, contribution, development or conception.

(c) Except as set forth on Schedule 4.34(c), in the past three (3) year period ending on the Execution Date, (i) no Company Group Member has received any written notice alleging infringement, misappropriation or violation of the Intellectual Property Rights of any other Person or challenging the Company Group’s use of any Intellectual Property Rights, (ii) neither the Company Group nor the operation of their respective businesses is or was infringing, misappropriating or otherwise violating the Intellectual Property Rights of any other Person, or, to Sellers’ Knowledge, is or was any Third Party infringing on, misappropriating or otherwise violating any Company Intellectual Property, and (iii) as of the Execution Date, no Company Group Member has received any unresolved written notice of any default under any agreement governing rights to Company Intellectual Property. The Company Group is in material compliance with all obligations under any agreement pursuant to which the Company has obtained the right to use any Company Intellectual Property or Third Party Software.

(d) Except as would not, individually or in the aggregate, be material to the Company Group, the Company Group does not use and has not used any Open Source Software or any modification or derivative thereof (i) in a manner that would restrict the ability of the Company Group to protect its proprietary interests in any of the Company Intellectual Property, or (ii) under any license requiring a Company Group Member to license, disclose or distribute the source code to any of the Company Intellectual Property at no or minimal charge.

Section 4.35 Information Technology and Data Privacy.

(a) Except as would not, individually or in the aggregate, be material to the Company Group, the Company Group owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and will continue to have the same rights as to such Business Systems upon consummation of the transactions contemplated by this Agreement. Such Business Systems are sufficient for each Company Group Member’s business as it is currently conducted (including as to seat licenses or other unit-based licenses or subscriptions). Except as would not, individually or in the aggregate, be material to the Company Group, the Company Group has caused the implementation of commercially reasonable security, disaster recovery and business continuity procedures and facilities, designed to protect and provide backup, security and disaster recovery for the Business Systems and the data contained therein or transmitted thereby.

(b) The Company Group and the conduct of the Business are in material compliance with, and, for the last two (2) years, have been in material compliance with, all Data Security Requirements. For the last three (3) years, except as would not, individually or in the aggregate, be material to the Company Group, (i) there have not been any data security breaches, unauthorized access, destruction, damage, disclosure, loss, corruption, or alteration of any Business System or data; (ii) there have been no notices received by any Company Group Member relating to any Data Security Requirements; and (iii) no Company Group Member has sent any notices required by Data Security Requirements.

(c) During the twelve (12)-month immediately prior to the Execution Date, there were no information technology services, finance or accounting services, human resources services, or other corporate or back-office services provided by Seller to the Company Group.

Section 4.36 Company Books and Records. The Records relating to the ownership and operation of the businesses of each Company Group Member are in the possession or control of such Company Group Member, as applicable, and have been maintained in accordance with applicable Law and as necessary to conduct the business of such Company Group Member in accordance with past practices, consistently applied.

Section 4.37 Transactions with Affiliates. Except as set forth on Schedule 1, Schedule 4.37 or for the Organizational Documents of the Company Group Members, no Seller or Affiliate of Sellers (other than a Company Group Member) owns, leases, or holds any real, personal, or mixed property interests that have been primarily used or held for use with the Assets or would be reasonably necessary for the ownership, operation, development, and maintenance of the Assets immediately after Closing in a manner consistent with the ownership, operation, development, and maintenance of the Assets by the Company Group Members (and their respective predecessors in interest) during the period immediately prior to Closing. No Company Group Member is obligated to pay currently or in the future any amounts to any Seller, any Person owning any equity interests in any Seller, or any Affiliate of any Seller (other than another Company Group Member), and neither Seller, nor any Person owning any equity interests in any Seller or any Affiliate of any Seller (other than another Company Group Member) is obligated to pay currently or in the future any amounts to any Company Group Member. No Company Group Member has sold, transferred or leased any real or personal property to any Seller, any Person owning any equity interests in any Seller, or any Affiliate of any Seller (other than another Company Group Member). Schedule 4.37 sets forth all Related Party Contracts that will not be terminated effective as of the Closing Date. Except (a) as set forth on Schedule 1 or Schedule 4.37, and (b) the Organizational Documents of the Company Group Members, no Company Group Member is, and for the past twelve (12) months has been, party to any Related Party Contract.

Section 4.38 Operatorship. No Company Group Member nor any of its Affiliates has received written notice of any pending vote to have any Company Group Member removed as the “operator” under the applicable joint operating agreement, unit agreement, pipeline agreement or similar agreement or “operator of record” (as registered with the applicable regulatory agency) of any of the Oil and Gas Properties for which any Company Group Member is currently designated as the “operator” under the applicable joint operating agreement, unit agreement, pipeline agreement or similar agreement or operator of record (as registered with the applicable regulatory agency).

Section 4.39 No Transfers. Since the Balance Sheet Date, no Company Group Member nor any of its Subsidiaries has intentionally transferred or sold any material interest in any lands included in or burdened by the Oil and Gas Properties listed on Exhibit A-1 or Exhibit A-3 as to depths or formations not included in the Target Formation(s).

Section 4.40 No Affiliate Ownership. Except as set forth on Schedule 4.40, no Seller or any Affiliate of any Seller (other than any member of the Company Group) owns an interest in any Asset or Oil and Gas Property in which a member of the Company Group of the applicable Company Group also owns an interest.

Section 4.41 Bankruptcy. There are no bankruptcy, insolvency, reorganization, receivership or similar Proceedings pending against, being contemplated by, or to Sellers’ Knowledge, otherwise threatened against any Company Group Member. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the other Transaction Documents with the intent to hinder, delay or defraud either present or future creditors of Sellers or any Company Group Member.

Section 4.42 Liability for Brokers’ Fees. Except as set forth on Schedule 4.42, neither Purchaser nor any Company Group Member shall directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Sellers, any Company Group Member or their respective Affiliates for brokerage fees, finder’s fees, financial advisor’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 4.43 Specified Matters. Except as set forth on Schedule 4.43, there are no material liabilities incurred by, suffered by or owing by the Company Group caused by, arising out of, or resulting from the following matters, to the extent attributable to the Company Group’s ownership, use or operation of the Assets:

(a) any Third Party injury or death or damage of Third Party properties occurring on or with respect to the ownership or operation of any Assets prior to the Closing Date;

(b) any material civil fines or penalties or criminal sanctions imposed on any Company Group Member, to the extent resulting from any pre-Closing violation of Law (excluding any Environmental Law); and

(c) the Excluded Assets.

Section 4.44 Drilling Obligations; PSA Obligations. Except as set forth on Schedule 4.44, there are no unfulfilled (a) drilling obligations of any Company Group Member affecting the Leases by virtue of any Material Contract (excluding, for the avoidance of doubt, customary drilling obligations required or permitted to perpetuate a Lease beyond the primary term thereof as to any or all depths or any customary spud-date provisions under joint operating agreements) or (b) obligations of any Company Group Member as seller or buyer under any acquisition agreement that it is party to (other than customary purchaser indemnity obligations with respect to assumed liabilities and customary bonding and surety arrangements with respect to asset retirement obligations).

Section 4.45 Lease Operating Statements. The information set forth in Schedule 4.45 (the “Lease Operating Statements”) is true and accurate in all material respects for the time periods covered thereby, subject to ordinary course reconciliations and adjustments and discrepancies that would not, in the aggregate (net of all credits and debits), be reasonably expected to exceed Seven Hundred Fifty Thousand Dollars ($750,000) for the calendar year 2025.

Section 4.46 Real Property.

(a) Except with respect to any Wells, Leases, Surface Rights and Rights of Way, Midstream Surface Rights and Rights of Way or Hydrocarbons, (i) no Company Group Member owns any real property, and (ii) Schedule 4.46 sets forth a list of all real property leased by any Company Group Member (each such property, the “Company Real Property”).

(b) (i) A Company Group Member has a valid leasehold interest in all Company Real Property, in each case as to such leasehold interest, free and clear of all Encumbrances other than Permitted Encumbrances and (ii) each Company Group Member is in compliance with the terms of all leases of the Company Real Property to which it is a party and under which it is in occupancy, and each such lease is a legal, valid and binding agreement of (A) a Company Group Member, as the case may be, and (B) to the Company’s knowledge, each other party thereto, enforceable against such Company Group Member, as the case may be, and, to the Company’s knowledge, against the other party or parties thereto, in each case, in accordance with its terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws.

(c) Except for any Permitted Encumbrances and as set forth in Schedule 4.46, to the Company’s knowledge (i) there are no material contractual or legal restrictions that prevent any Company Group Member from using any Company Real Property for its current use and (ii) all structures and other buildings on the Company Real Property are in operating condition and none of such structures or buildings is in need of maintenance or repairs except for ordinary, routine maintenance and repairs, and except for ordinary wear and tear in all material respects.

Article 5
Representations and Warranties of Purchaser

Subject to the exceptions and matters set forth on the corresponding Disclosure Schedules, and except as set forth in any Purchaser SEC Documents filed or furnished prior to the Execution Date, Purchaser represents and warrants to Sellers as of the Execution Date and at Closing (except in instances when a representation is made as of a specific date, and then such representation shall be made as of such date only) the matters set out in this Article 5:

Section 5.1 Existence and Qualification. Purchaser is an entity duly organized, validly existing, and in good standing under the Laws of Delaware. Purchaser is duly licensed or qualified to do business as a foreign entity and is in good standing (to the extent applicable) under the Laws of each state or other jurisdiction where the actions to be performed by Purchaser hereunder makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or any other Transaction Document.

Section 5.2 Organizational Power. Purchaser has the requisite organizational power and authority to own and operate its property, to carry on its business as now conducted and to enter into, deliver and perform its obligations under this Agreement and each Transaction Document to which it is or will be at Closing a party and to consummate the transactions contemplated by this Agreement and such other Transaction Documents, except where the failure to have such power and authority, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or any other Transaction Document.

Section 5.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement, all documents required to be executed and delivered by Purchaser at Closing and all other Transaction Documents to which Purchaser is or will be at Closing a party, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary organizational action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser (and all documents required hereunder to be executed and delivered by Purchaser at Closing and all other Transaction Documents have been or will be duly and validly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the legal, valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).

Section 5.4 No Conflicts. Subject to compliance with the HSR Act and the consents, amendments, waivers and approvals described in Section 5.5 below, the execution, delivery, and performance of this Agreement and the other Transaction Documents by Purchaser, and the consummation of the transactions contemplated hereby and thereby, will not (a) conflict with or violate any provision of the Organizational Documents of Purchaser, (b) conflict with or violate, or result in a material default (with or without due notice or lapse of time or both) or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any material Contract, note, bond, mortgage, indenture, or other financing instrument to which Purchaser is a party, (c) violate any judgment, order, writ, injunction, ruling, regulation or decree in any material respect applicable to Purchaser, or (d) violate any Laws in any material respect applicable to Purchaser.

Section 5.5 Consents, Approvals or Waivers. (a) Except for (i) any filings that have been made, or will be made, pursuant to the rules and regulations of the NYSE in order to cause the Unit Consideration to be listed thereon, (ii) any post-Closing filings pursuant to the Registration Rights and Lock-Up Agreement or applicable federal and state securities laws which Purchaser undertakes to file or obtain within the applicable time period, in each case to the extent required and (iii) any waivers, consents or amendments that have been obtained, in connection with the RBL Credit Agreement to permit the Continuing Hedges and (b) subject to compliance with the HSR Act, Purchaser’s execution, delivery, and performance of this Agreement (and the other Transaction Documents to be executed and delivered by Purchaser, and the transactions contemplated hereby and thereby) is not and will not be subject to any consent, approval, order, authorization or waiver from, or declaration, filing, or registration with, any Governmental Authority or other Third Party, except for Customary Post-Closing Consents.

Section 5.6 Litigation. As of the Execution Date, there are no Proceedings against Purchaser pending with any Governmental Authority or arbitrator, or, to Purchaser’s Knowledge, threatened in writing seeking (or which would reasonably be expected to seek) to prevent, enjoin, alter or delay the consummation of the transactions contemplated hereby or by the other Transaction Documents or which is reasonably likely to materially impair, hinder, or delay Purchaser’s ability to perform its obligations under this Agreement or any other Transaction Documents or with respect to or affecting the assets of Purchaser or any of its Subsidiaries, other than any Proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Purchaser Material Adverse Effect.

Section 5.7 Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership Proceedings pending against, being contemplated by, or, to Purchaser’s Knowledge, threatened in writing against Purchaser or any of its Affiliates.

Section 5.8 Financing. Purchaser will have as of the Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds to enable Purchaser to pay the Closing Payment, and all other amounts payable by Purchaser at Closing under this Agreement.

Section 5.9 Independent Evaluation.

(a) Purchaser is knowledgeable of the oil and gas business and of the usual and customary practices of oil and gas producers and midstream companies conducting the Business, has retained and taken advice concerning the Assets and transactions herein from advisors and consultants which are knowledgeable about the Business, and is aware of the risks inherent in the Business.

(b) Purchaser is capable of making such investigation, inspection, review and evaluation of the Company Group and the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability.

(c) In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Purchaser has relied solely on the basis of its own independent due diligence investigation of the Company Group and the Assets and the terms and conditions of this Agreement, and Purchaser has not relied on any representation or warranty, express, statutory or implied, oral or written, or any other statement, oral or written, other than the representations and warranties contained in Article 3 and Article 4, the certificates delivered by Sellers at Closing or in the Transaction Documents.

Section 5.10 Capitalization.

(a) As of July 8, 2025, there are 118,337,920 Purchaser Common Units issued and outstanding, and all such Purchaser Common Units and limited partner interests represented thereby were duly authorized and are validly issued in accordance with the Partnership Agreement, and are not subject to any preemptive or similar rights in connection with the transactions contemplated hereby. Purchaser GP is the sole general partner of Purchaser, owning all of the outstanding general partner interests in Purchaser, and such general partner interests were duly authorized and validly issued in accordance with the Partnership Agreement and are solely non-economic interests.

(b) As of July 8, 2025, there were 1,138,891 Purchaser Common Units issuable upon the exercise of outstanding awards under the Purchaser Equity Plans. Except for outstanding awards under the Purchaser Equity Plans, (i) there are no partnership interests, limited liability company interests or other equity securities of Purchaser or any of its Subsidiaries issued or authorized and reserved for issuance, (ii) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, convertible securities, exchangeable securities, agreements or commitments of any character obligating Purchaser or any of its respective Subsidiaries to issue, transfer or sell any partnership or other equity interest of Purchaser or such Subsidiary or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (iii) there are no contractual obligations of the Purchaser or any of its respective Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in the Purchaser or any of its Subsidiaries or any such securities or agreements listed in clause (ii) of this sentence. Neither Purchaser nor any of its Subsidiaries has outstanding bonds, debentures or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for Equity Interests having the right to vote) with holders of Purchaser Common Units on any matter.

(c) There are no voting trusts or other agreements or understandings to which Purchaser or any of its Subsidiaries is a party with respect to the voting of Purchaser Common Units or other equity interests of Purchaser or any of its Subsidiaries.

(d) True, correct and complete copies of the Organizational Documents of Purchaser have been made available to the Sellers and reflect all amendments and modifications made thereto at any time prior to the Execution Date.

(e) Purchaser is not, and immediately after the issuance and sale of the Purchaser Common Units comprising the Unit Consideration will not be, required to register as an “investment company” or a company “controlled by” an entity required to register as an “investment company” within the meaning of the Investment Company Act of 1940.

Section 5.11 Liability for Brokers’ Fees. Neither Sellers nor their Affiliates (other than after the Closing, any Company Group Member) shall directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser or its Affiliates, for brokerage fees, finder’s fees, financial advisor’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 5.12 Purchaser SEC Documents; Financial Statements.

(a) Purchaser has timely filed or furnished with the SEC all reports, schedules, forms, statements, and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it since January 1, 2024 under the Securities Act or the Exchange Act (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, as they may have been supplemented, modified or amended since the date of filing, the “SEC Documents”). (i) The SEC Documents, including any audited or unaudited financial statements and any notes thereto or schedules included therein (the “Purchaser Financial Statements”), at the time filed or furnished (except to the extent corrected by a subsequently filed or furnished SEC Document filed or furnished prior to the Execution Date) pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) the SEC Documents at the time filed or furnished (except to the extent corrected by a subsequently filed or furnished SEC Document filed or furnished prior to the Execution Date) (w) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable; (x) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (y) in the case of the Purchaser Financial Statements, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and subject, in the case of interim financial statements, to normal and recurring year-end audit adjustments; and (z) in the case of the Purchaser Financial Statements, fairly present in all material respects the consolidated financial position of Purchaser and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments). The books and records of Purchaser have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) There are no liabilities of or with respect to Purchaser that would be required by GAAP to be reserved, reflected, or otherwise disclosed on a consolidated balance sheet of Purchaser other than (i) liabilities accrued, reserved, reflected, or otherwise disclosed in the consolidated balance sheet of Purchaser as of the date of the most recent Purchaser Financial Statements (including the notes thereto) included in the Purchaser Financial Statements; (ii) liabilities incurred in the ordinary course of business since the date of the most recent Purchaser Financial Statements; (iii) liabilities under this Agreement and the other Transaction Documents or incurred in connection with the transactions contemplated hereby or thereby; or (iv) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.13 State Takeover Statutes. The restrictions applicable to business combinations contained in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the execution, deliver and performance of this Agreement and the consummation of the transactions contemplated hereby. No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law or any similar anti-takeover provision in Purchaser’s Organizational Documents is, or at the Closing will be, applicable to this Agreement, or any of the transactions contemplated hereby.

Section 5.14 Valid Issuance. The Purchaser Common Units comprising the Unit Consideration when and if issued pursuant to the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, will have the rights, preferences and privileges specified in Purchaser’s amended and restated certificate of incorporation, as amended, will be free of any Encumbrances and will not be issued in violation of any preemptive or similar purchase rights, other than (i) restrictions on transfer under applicable state and federal securities Laws, (ii) those as are created by or related to Sellers or its Affiliates and (iii) those arising under this Agreement and the other Transaction Documents.

Section 5.15 Internal Controls; Listing Exchange.

(a) Purchaser maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that has been designed by, or under the supervision of, its principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and that include those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Purchaser; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Purchaser are being made only in accordance with the authorizations of management and the directors of the Purchaser; (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Purchaser's assets that could be material to the Purchaser's financial statements; and (iv) provide reasonable assurance that the interactive data in eXtensible Business Reporting Language incorporated by reference in the SEC Documents fairly presents the required information in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto.

(b)  Purchaser maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that information required to be disclosed by the Purchaser in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Purchaser’s management as appropriate to allow timely decisions regarding required disclosure. Purchaser has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and such disclosure controls and procedures were effective as of the end of the Purchaser’s most recently completed fiscal quarter.

(c) Since January 1, 2025, Purchaser has not become aware of, or been advised by its independent auditors of, any significant deficiency or material weakness (each as defined in Rule 12b-2 of the Exchange Act) in the design or operation of internal controls that has been required to be disclosed in Purchaser’s filings with the SEC that has not been so disclosed. Since January 1, 2025, (i) Purchaser has not been advised by its independent auditors of any significant deficiency or material weakness in the design or operation of internal controls that would reasonably be expected to adversely affect Purchaser’s internal controls; (ii) Purchaser has no Knowledge of any fraud that involves management or other employees who have a significant role in Purchaser’s internal controls; and (iii) there have been no changes in internal controls or, to the Knowledge of Purchaser, in other factors that could reasonably be expected to materially affect internal controls, including any corrective actions with regard to any significant deficiency or material weakness.

(d) The Purchaser Common Units are registered under Section 12(b) of the Exchange Act and is listed on the New York Stock Exchange (the “NYSE”), and Purchaser has not received any notice of delisting. No judgment, order, ruling, regulation, decree, injunction, or award of any securities commission or similar securities regulatory authority or any other Governmental Authority, or of the NYSE, preventing or suspending trading in any Purchaser Common Units has been issued, and no proceedings for such purpose are, to the Knowledge of Purchaser, pending, contemplated or threatened.

Section 5.16 Form S-3. As of the Execution Date, Purchaser is eligible to register the resale of the Purchaser Common Units to be issued to Sellers pursuant to the terms of this Agreement under a registration statement on Form S-3 promulgated under the Securities Act.

Section 5.17 No Unitholder Approval. The transactions contemplated hereby do not require any vote of the holders of Purchaser Common Units under applicable Law, the rules and regulations of the NYSE or the Organizational Documents of Purchaser.

Section 5.18 Certain Disclaimers. EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS Article 5, OR IN THE CERTIFICATE TO BE DELIVERED BY PURCHASER PURSUANT TO Section 8.3(f), (A) PURCHASER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED WITH RESPECT TO PURCHASER OR PURCHASER COMMON UNITS AND (B) PURCHASER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO SELLER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO SELLER BY PURCHASER).

Article 6
Covenants of the Parties

Section 6.1 Access.

(a) Between the Execution Date and the Closing Date (or earlier termination of this Agreement), subject to the receipt of consent from any applicable Third Party operators of the Assets (which consent Sellers shall use their, and shall cause the Company Group Members to use their, commercially reasonable efforts to obtain, but shall not be required to pay any monies or incur any obligations or liabilities to do so), Sellers will, and will cause their Affiliates (including the Company Group Members) to, at Purchaser’s sole cost, risk, and expense, give Purchaser and its Representatives reasonable access on Business Days between 9:00 A.M. and 5:00 P.M., Central Time or Mountain Time, as applicable based on the location of the applicable Assets, to the Assets, each Seller’s, each Company Group Member’s and any of their respective Affiliates’ personnel knowledgeable about the Assets and the Company Group, and access to the books and records of the Company Group in any Seller’s, Company Group Member’s or any of their respective Affiliates’ possession or reasonable control, in each case, for the purpose of conducting a reasonable due diligence review of the Assets, except to the extent that (i) any Company Group Member may not do so due to the requirements of any Law or any obligations to any Third Party after identifying the applicable restriction to Purchaser and using commercially reasonable efforts to have such obligations waived (but no Company Group Member shall be required to pay any monies or incur any obligations or liabilities to do so unless Purchaser has agreed in writing to pay or reimburse such amounts), and (ii) any such books and records are subject to any legal privilege (other than title opinions and reports and Third Party environmental reports) (provided that Sellers shall use their, and shall cause the Company Group Members to use their, commercially reasonable efforts to provide all such books and records (or the information contained therein) that are subject to any legal privilege in a manner that preserves such legal privilege). Subject to the receipt of consent from any applicable Third Party operators of the Assets (which consent Sellers shall use their, and shall cause the Company Group Members to use their, commercially reasonable efforts to obtain, but shall not be required to pay any monies or incur any obligations or liabilities to do so unless Purchaser has agreed in writing to pay or reimburse such amounts), Purchaser shall be entitled to conduct or cause a reputable environmental consulting or engineering firm (the “Environmental Consultant”) to conduct, a Phase I Environmental Site Assessment of the Assets, compliance evaluations, visual inspections (including through the use of customary visual inspection devices (e.g., optical gas imaging cameras, LDAR, etc.) on land or by air), record reviews, and reviews of other available data to include, but not be limited to, flyover information, pigging (smart or normal) data, emissions, storage, and integrity management programs and systems; provided that Sellers shall not be required to provide any of the aforementioned environmental records to the extent that (i) any Company Group Member may not do so due to the requirements of any Law or any obligations to any Third Party after identifying the applicable restriction to Purchaser and using commercially reasonable efforts to have such obligations waived (but no Company Group Member shall be required to pay any monies or incur any obligations or liabilities to do so unless Purchaser has agreed in writing to pay or reimburse such amounts), and (ii) any such records are subject to any legal privilege (other than Third Party environmental reports) (provided that Sellers shall use their, and shall cause the Company Group Members to use their, commercially reasonable efforts to provide all such records (or the information contained therein) that are subject to any legal privilege in a manner that preserves such legal privilege); provided, further that Purchaser (and its Representatives) shall not operate any equipment or conduct any invasive testing or sampling of soil, groundwater or other materials (including any testing or sampling for Hazardous Substances, Hydrocarbons or NORM) (collectively, such invasive testing or sampling, a “Phase II Environmental Site Assessment”) on or with respect to the Assets prior to the Closing Date without the prior written consent of Sellers, which consent each Seller may grant or deny in its sole discretion; provided, however, that Purchaser shall be permitted to inspect the Assets using an optical gas imaging camera or other non-invasive device to identify potential leaks. Sellers shall have the right (at Sellers’ sole cost) to have one or more Representatives accompany Purchaser and the Environmental Consultant at all times during the environmental review. Notwithstanding any rejection of Purchaser’s ability to conduct a Phase I Environmental Site Assessment or Phase II Environmental Site Assessment or any other testing or sampling as described above on or with respect to the Assets, in whole or in part, including any failure to obtain permission from any applicable Third Party operator, Purchaser may still deliver an Environmental Defect Notice with respect to such Assets pursuant to Section 12.5(c) based on information available to Purchaser and Purchaser’s reasonable assumptions, and the lack of such Phase I Environmental Site Assessment and/or Phase II Environmental Site Assessment shall not, in and of itself, invalidate such Environmental Defect Notice under Section 12.5(c).

(b) Purchaser shall conduct its investigation in a safe and workmanlike manner and use commercially reasonable efforts to minimize, to the extent reasonably practicable, interference with the operation of the Assets and the operations of the Company Group and all applicable Third Party operators of the Assets. Purchaser shall coordinate its access rights with Sellers and applicable Third Party operators of the Assets to reasonably minimize any inconvenience to or interruption of the conduct of business by the Company Group and such Third Party operators of the Assets, and Sellers shall have the right (at Sellers’ sole cost) to accompany Purchaser (and any Representative of Purchaser) in connection with any physical inspection of the Assets.

(c) Purchaser acknowledges that, pursuant to its right of access to the Assets, Purchaser will become privy to confidential and other information of the Company and its Affiliates and that such confidential information shall be held confidential by Purchaser in accordance with the terms of the Confidentiality Agreement and any applicable privacy Laws regarding personal information.

(d) In connection with the rights of access, examination and inspection granted to Purchaser under this Section 6.1, (i) PURCHASER HEREBY AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS SELLERS, THE COMPANY GROUP, THEIR AFFILIATES, AND EACH OF THEIR RESPECTIVE MEMBERS, MANAGERS, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS AND OTHER REPRESENTATIVES FROM AND AGAINST ANY AND ALL DAMAGES ATTRIBUTABLE TO PERSONAL INJURY, DEATH OR PHYSICAL PROPERTY DAMAGE, VIOLATION OF APPLICABLE LAWS, OR VIOLATION OF ANY OF THE FOREGOING PERSON’S RULES, REGULATIONS, OR OPERATING POLICIES (PROVIDED THAT SUCH RULES, REGULATIONS OR OPERATING POLICIES ARE MADE AVAILABLE TO PURCHASER IN ADVANCE OF PURCHASER’S DUE DILIGENCE EVALUATION), IN EACH CASE, ARISING OUT OF, RESULTING FROM OR RELATING TO ANY FIELD VISIT OR OTHER DUE DILIGENCE ACTIVITY CONDUCTED BY PURCHASER OR ITS REPRESENTATIVES WITH RESPECT TO THE ASSETS, EXCEPT (I) TO THE EXTENT ARISING OUT OF, RESULTING FROM OR CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF any SELLER, ANY COMPANY GROUP Member or ANY OF THEIR RESPECTIVE MEMBERS, MANAGERS, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR OTHER REPRESENTATIVES OR ANY OTHER APPLICABLE INDEMNIFIED PERSON, AND (II) FOR ANY PRE-EXISTING CONDITIONS OR LIABILITIES MERELY DISCOVERED OR UNCOVERED AS A RESULT OF SUCH EXAMINATION OR INSPECTION TO THE EXTENT ANY SUCH PRE-EXISTING CONDITIONS OR LIABILITIES WERE NOT EXACERBATED BY SUCH EXAMINATION OR INSPECTION.

(e) Purchaser agrees to provide Sellers with copies of all final environmental reports prepared by Purchaser or any of Purchaser’s Representatives (including the Environmental Consultant) that contain data collected or generated from Purchaser’s and Purchaser’s Representatives’ due diligence with respect to the Company Group and the Assets (i) to the extent such environmental reports are relied upon by Purchaser in connection with the delivery of an Environmental Defect Notice, or (ii) in the event this Agreement is terminated, upon written request of Sellers, within five Business Days following such request. Until Closing, all information, reports (whether interim, draft, final, or otherwise), data, work product, and other matters obtained or generated from or attributable to the environmental review shall be treated as, and deemed to be, confidential information subject to the Confidentiality Agreement.

(f) As soon as reasonably practicable upon completion of Purchaser’s due diligence review of the Assets, Purchaser shall at its sole cost and expense and without any cost or expense to the Company Group or their respective Affiliates: (i) repair all damage done to the Company Group’s assets (including the Oil and Gas Properties and the Midstream Assets) to the extent such damage is caused by Purchaser’s and Purchaser’s Representatives’ due diligence review of the Assets, (ii) restore such assets to substantially similar condition as existed prior to commencement of Purchaser’s and Purchaser’s Representatives’ due diligence review of the Assets to the extent Purchaser’s or Purchaser’s Representatives’ due diligence caused any change to the condition of such assets, and (iii) remove all equipment, tools or other property brought onto such assets in connection with Purchaser’s and Purchaser’s Representatives’ due diligence review of the Assets; provided that if Closing occurs, the obligations of Purchaser in this Section 6.1(f) shall terminate effective as of the Closing Date (other than, for the avoidance of doubt, any reimbursement obligations to any Seller for any costs and expenses borne by such Seller due to Purchaser’s obligations set forth in this Section 6.1).

(g) During all periods that Purchaser or any of Purchaser’s Representatives are on the Oil and Gas Properties or the Midstream Assets or are in the Company Group’s offices, Purchaser shall maintain, at its cost and expense, policies of insurance of the types and in the amounts that are customary in the industry.

Section 6.2 Government Reviews.

(a) Each Party shall, and shall cause its Subsidiaries and its UPE to, take or cause to be taken all commercially reasonable actions and do, or cause to be done, all commercially reasonable things necessary, proper or advisable, so as to (i) obtain from Governmental Authorities all consents, clearances, approvals and authorizations required to be obtained by any Party or any of its respective Affiliates (including, without limitation, the expiration or termination of the waiting period under the HSR Act) as promptly as practicable, and (ii) enable the Parties to consummate and make effective the transactions contemplated hereby as promptly as practicable, and in any event, prior to the Outside Date.

(b) Within 25 Business Days following the Execution Date, Purchaser and Sellers shall each prepare and file (or cause to be prepared and filed) the notification and report form required for the transactions contemplated hereby by the HSR Act. The Parties shall, and shall cause their respective Subsidiaries and UPEs to, respond promptly to any inquiries or requests from any Governmental Authority concerning such filings and to comply in all material respects with the filing requirements of the HSR Act. The Parties shall, and shall cause their respective Subsidiaries and UPEs to, use their commercially reasonable efforts to cooperate with each other and shall promptly furnish all information to the other Party that is necessary for compliance with the HSR Act. All filing fees pursuant to the HSR Act in connection with the transactions contemplated hereby shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Sellers.

(c) Notwithstanding anything to the contrary in this Section 6.2 or otherwise, Purchaser shall take, or cause to be taken (including by its Subsidiaries and UPE), any and all commercially reasonable actions necessary to resolve such objections, if any, that a Governmental Authority may assert under the HSR Act with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby, in each case, so as to enable the Closing to occur as promptly as practicable; provided, however, that none of the Parties or their respective Affiliates are required to (and Sellers, the Companies and their Affiliates shall not, without Purchaser’s prior written consent) (i) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any businesses, assets, Equity Interests, product lines or properties of Purchaser (or its Affiliates) or any Company Group Member or any Equity Interests in any joint venture held by Purchaser (or its Affiliates) or any Company Group Member, (ii) create, terminate or divest relationships, ventures, contractual rights or obligations of Purchaser (or its Affiliates) or any Company Group Member or (iii) propose, negotiate, commit to or effect any other remedy, condition or commitment of any kind that would materially limit Purchaser’s (or its Affiliates’) freedom of action following the Closing. Purchaser shall not, and will not allow its Affiliates to, without Sellers’ prior written consent (which shall not be unreasonably withheld, conditioned or delayed) pull-and-refile, under 16 C.F.R. § 803.12, any filing under the HSR Act.

(d) Sellers and Purchaser shall (i) furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the transactions contemplated hereby, (ii) respond as promptly as reasonably practicable to any inquiries received from, and make an appropriate response as promptly as reasonably practicable to any request for additional information or documentation by any Governmental Authority in respect of such applications and filings or such transactions, (iii) promptly notify the other Party of any material communication between that Party and any Governmental Authority in respect of such applications and filings or any Antitrust Law or any investigation or other Proceeding pursuant to any Antitrust Law in connection with such transactions, (iv) discuss with and permit the other Party (and its counsel) to review in advance, and consider in good faith the other Party’s reasonable comments in connection with, any proposed material filing or communication to any Governmental Authority relating to any Antitrust Law or in connection with any Proceeding by a private party to any other Person relating to any Antitrust Law, in each case, in connection with the transactions contemplated hereby, (v) not participate or agree to participate in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of any filings, investigation, Proceeding or inquiry relating to any Antitrust Law in connection with this Agreement or the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate in such meeting, telephone call or discussion, (vi) in the event a Party is prohibited from participating in or attending any such substantive meeting, telephone call, or discussion, keep such Party promptly and reasonably apprised with respect thereto, (vii) furnish the other Party promptly with copies of all material correspondence and communications relating to any Antitrust Law or any investigation or Proceeding pursuant to any Antitrust Law with respect to this Agreement and the transactions contemplated hereby, and (viii) cooperate in good faith with the other Party in connection with any such applications and filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under the HSR Act or any other Antitrust Law with respect to any such application and filing or any such transaction. Anything to the contrary in this Section 6.2(d) notwithstanding, materials provided to the other Party or its outside counsel may be redacted to remove references concerning the valuation of Purchaser and its Subsidiaries or any Company Group Member or as necessary to address legal privilege or confidentiality concerns or to comply with applicable contractual requirements.

Section 6.3 Public Announcements; Confidentiality.

(a) From and after the Execution Date and through the Closing Date, no Party shall make (or cause or allow any Affiliate or any Company Group Member to make) any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed (collectively, the “Public Announcement Restrictions”). The Public Announcement Restrictions shall not restrict disclosures to the extent (i) necessary for a Party to perform this Agreement (including disclosures to Governmental Authorities or Third Parties holding Preferential Rights, rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents), (ii) required (upon advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates, (iii) made to Representatives who have a need to know such information and are subject to confidentiality restrictions that are no less stringent than those set forth in this Agreement and the Confidentiality Agreement, (iv) that such Party has given the other Party a reasonable opportunity to review such disclosure prior to its release and such other Party grants consent in its sole discretion, or (v) consistent with prior press releases or other public announcements made in compliance with this Section 6.3(a) or any communication plan or strategy previously agreed to in writing by the other Party. In the case of the disclosures described under clauses (i) and (ii) of this Section 6.3(a), each Party shall use commercially reasonable efforts to consult with the other Party regarding the contents of any such release or announcement prior to making such release or announcement and shall consider any reasonable and timely comments requested by such other Party in good faith.

(b) The terms of the Confidentiality Agreement are hereby incorporated by reference, and the Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the Closing, at which time the Confidentiality Agreement shall terminate. In the event a provision contained in the Confidentiality Agreement conflicts with a provision contained in this Agreement, the provision contained in this Agreement shall control.

Section 6.4 Operation of Business. Except (i) as set forth on Schedule 6.4, (ii) with respect to the Interim Period Assignments, or (iii) as otherwise required by Law or approved in writing by Purchaser (which approval shall, with respect to clauses (a), (b), (d), (e), and (f) not be unreasonably withheld, conditioned or delayed), from the Execution Date until the Closing, Sellers shall (and shall cause each Company Group Member to):

(a) own, operate (where applicable) and conduct their respective business (which business, in the case of each Seller, is limited to the business of each Seller related to the Assets) as a reasonably prudent operator in compliance with applicable Laws and in accordance with their ordinary course of business;

(b) with the understanding that all currently planned operations of the Company Group are provided for on Schedule 4.13 and/or Schedule 6.4, with respect to the drilling of any well on any Oil and Gas Property operated by any Company Group Member, not authorize, propose, or commit to any operation reasonably anticipated by Sellers or the Company Group to require future capital expenditures by the Company Group or issue any new AFE, in either case (i) with respect to operations set forth on Schedule 6.4, that will or are reasonably anticipated to cost, in the aggregate, more than 150% (net to the Company Group’s interest) as expressly budgeted for and allocated to such operations as set forth on Schedule 6.4 for each month between the Execution Date and Closing, as calculated separately for each such month, or (ii) with respect to any operation not set forth on Schedule 6.4, that will or is reasonably anticipated to cost, in the aggregate, more than $500,000 (net to the Company Group’s interest) for such operation, but in such case, excluding any capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment (provided that the Company Group shall notify Purchaser of any such emergency expenditure as soon as reasonably practicable);

(c) except in the ordinary course of business, not (i) take any affirmative action to terminate or materially amend any Leases, (ii) terminate, materially amend, waive any rights under (or grant any material consents with respect to), modify, or extend any Material Contracts (or any new contract that would constitute a Material Contract if executed prior to the Execution Date), or (iii) enter into any new contract which would constitute a Material Contract if executed prior to the Execution Date;

(d) use commercially reasonable efforts to maintain all insurance policies held by the Company Group in the amounts and of the types presently in force with respect to the Assets and the operations and activities of the Company Group;

(e) maintain the books, accounts and records of each Company Group Member in the ordinary course of business and in material compliance with all applicable Laws and contractual obligations;

(f) promptly, but in any event within three (3) Business Days of Seller obtaining knowledge of the same, notify Purchaser of any (i) emergency affecting the Company Group Members’ business or the Assets, (ii) material Casualty Loss, (iii) proposed unitization, communitization and/or similar arrangements (or modifications thereto), (iv) material notices received from or given to (and to the extent not breaching any duty of confidentiality, promptly provide a copy of any such notices) any Governmental Authority pertaining to the Assets or the Company Group, (v) written notice from or given to a Third Party of violation or alleged default or breach, in each case in any material respect, of any Law, Material Contract, Lease or Permit or (vi) any Proceedings filed by or with any Governmental Authority, or threatened in writing against any Company Group Member with respect to the Assets, any Company Group Member, or the transactions contemplated by this Agreement;

(g) use commercially reasonable efforts to maintain and remain in material compliance with all Material Permits, approvals, bonds and guaranties affecting the Assets, and make all filings that the Company and its Affiliates are required to make under applicable Law with respect to the Assets;

(h) not transfer, distribute, sell, swap, exchange, hypothecate, mortgage, pledge, encumber, abandon or otherwise dispose of the Subject Interests, any Company Group Interests or any Assets except for (i) sales and dispositions of Hydrocarbons or obsolete or worn out equipment and materials made in the ordinary course of business, which in the case of equipment and materials, are replaced with equipment and materials of comparable or better value and utility in connection with the ownership, maintenance, repair, and operation of the Assets or (ii) the Excluded Assets;

(i) not amend, waive any provision of or otherwise change the Organizational Documents of any Company Group Member;

(j) not issue, sell, pledge, transfer, deliver, dispose of or otherwise subject to any Encumbrance, directly or indirectly, any Subject Interests, any Company Group Interests or Equity Interests of any Company Group Member, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, voting rights, or any other Equity Interests in any Company Group Member;

(k) not sell, transfer, dispose or allow to lapse any material Company Intellectual Property except in the ordinary course of business;

(l) not (A) reclassify, combine, split or subdivide, directly or indirectly, any Company Group Interests, or make any other change with respect to the Company Group’s capital structure, (B) directly or indirectly purchase, repurchase, redeem, retire or otherwise acquire Equity Interests of any Person (including Equity Interests of any Company Group Member) or any outstanding options, warrants or rights of any kind to acquire any Company Group Interests or any outstanding Equity Interests that are convertible into or exchangeable for any Company Group Interests, or (C) form a subsidiary of any Company Group Member;

(m) not acquire any Equity Interests of any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets or properties, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement other than the leasehold or surface interest acquisitions set forth on Schedule 6.4;

(n) not adopt any plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization or otherwise effect any transaction that would alter any Company Group Member’s corporate structure or adopt resolutions related thereto, or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against any Company Group Member under any similar Law;

(o) not make any material change in any method of accounting or accounting practice or policy, except as required by GAAP;

(p) not voluntarily relinquish its position as operator with respect to any of the Assets, or voluntarily abandon any of the Assets other than as required pursuant to the terms of a Lease or applicable Law;

(q) not enter into, institute, commence, settle or compromise any Proceeding affecting the Assets or any Company Group Member, or waive or release any material right or claim of any Company Group Member, in each case, for which the amount in controversy is reasonably expected to be in excess of one million Dollars ($1,000,000) individually or in the aggregate, net to the Company Group’s interest, for all such matters, other than any settlement, release or compromise that involves only a payment from Sellers or their Affiliates (other than the Company Group) to a Third Party, does not bind the Company Group, includes an express unconditional release of the Company Group and does not include any admission or assumption of fault on the part of the Company Group;

(r) not (A) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible (with respect to any Indebtedness) for, the obligations of any Person, or make any loans or advances, except for (y) Post-Effective Time Credit Document Indebtedness that (1) is incurred in the ordinary course of business to fund the development operations set forth on Schedule 6.4 and (2) will be paid off, terminated or released at or prior to Closing, without premium or penalty thereon except as expressly set forth in the Credit Documents, with an estimate thereof due upon the Target Closing Date set forth on Schedule 6.4 and (z) Indebtedness in the form of bonds or letters of credit in connection with the ownership of the Assets in the ordinary course of business, (B) make any loans or advances, or other similar investments in, any other Person (other than another Company Group Member), (C) pay principal or interest on any note, bond or other debt instrument of any Seller or any of its Affiliates (other than another Company Group Member), or (D) mortgage or pledge any of the Assets or create or suffer to exist any Encumbrance thereupon (other than Permitted Encumbrances and prior to Closing, Encumbrances arising under the terms of the Credit Documents), except, in each case of the foregoing, to the extent that any such Indebtedness or obligations will be discharged, terminated or released at Sellers’ sole cost and expense (or will otherwise solely be borne by Sellers) as of the Closing;

(s) not establish, adopt, enter into, modify, or cause any Company Group Member to incur any liability with respect to any Company Plan;

(t) not hire or employ any employees, or increase the compensation or benefits of any Available Employees;

(u) not engage any independent contractors or individual service providers with an annual compensation in excess of $100,000;

(v) not enter into, amend or negotiate any collective bargaining agreement or other Contract with a Union;.

(w) not (A) revoke, make or change any entity classification or other material election relating to Taxes, (B) file any amendment to any income or other material Tax Returns, (C) surrender any right to claim a refund of Taxes, (D) make any compromise or settlement with any Tax authority regarding any material amount of Taxes, (E) adopt or change any Tax accounting method or period, (F) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment of any amount of Taxes, (G) enter into any “closing agreement” with any Tax authority regarding a material amount of Tax, or (H) take any similar action that would reasonably be expected to have the effect of increasing the Tax liability of Purchaser or its Affiliates (including the Company Group Members) after the Closing;

(x) notify Purchaser of any proposals received by Sellers or the Company Group (or which Sellers or the Company Group desire to make) to drill additional wells on the Assets or to conduct other operations which require consent of non-operators under the applicable operating agreement;

(y) not enter into an agreement or commitment that would cause any Company Group Member to violate any of the foregoing covenants;

(z) keep Purchaser reasonably apprised of any material operating and production activities and drilling, re-drilling, completion or re-completion operations with respect to the Oil and Gas Properties, including, providing to Purchaser, to the extent customarily prepared or made available by any Company Group Member or Sellers in the ordinary course of business, any and all (A) weekly progress reports regarding the results of such development and production operations during the prior week with respect to the Oil and Gas Properties, including as to any and all operations set forth on Schedule 6.4, (B) weekly drilling and completion schedules, (C) lease operating statement reports with respect to the Oil and Gas Properties and (D) drilling, re-drilling, completion, re-completion and management reports and presentations that are prepared with respect to the Oil and Gas Properties, in each case, as soon as reasonably practicable following such reports becoming available;

(aa) not elect to establish or amend pools or units affecting the Assets;

(bb) not enter into any Hedging Contract;

(cc) not grant or create any Preferential Right with respect to the Assets or any Consent (other than any Consent that cannot, by its terms, be unreasonably withheld, conditioned or delayed by the holder thereof) with respect to the Oil and Gas Property, Midstream Assets or any Subject Interests;

(dd) not (i) modify, extend, terminate or enter into any collective bargaining or other labor-related Contract with a labor union, works counsel, labor organization or other employee representative or (ii) recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of any Company Group Member;

(ee) not waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of any Company Group Member;

(ff) not announce, implement or effect any reduction in force, layoff, or other program resulting in the termination of employees of any Company Group Member, in each case, that would trigger requirements pursuant to the Worker Adjustment and Retraining Notification Act of 1988 or any similar foreign, state or local Law;

(gg) provide Purchaser copies of any AFEs and any Preferential Right election notices (or similar notices) received by Sellers or a Company Group Member, with respect to the Assets promptly after (but in any event within five (5) Business Days of) receipt thereof by Sellers or a Company Group Member;

(hh) pay any Taxes imposed on any Company Group Member with respect to or arising from any matters set forth on Schedule 4.9(g) that are not currently being contested in good faith by appropriate Proceedings, as and when such amounts are due pursuant to a written notice received from a Governmental Authority following the Execution Date; and

(ii) immediately notify Purchaser of any Credit Document Enforcement Action or receipt of any written notice from a holder of Credit Document Indebtedness of an intent to commence, or constituting a threat to commence, a Credit Document Enforcement Action.

Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of any Company Group Member prior to the consummation of the transactions contemplated hereby. Prior thereto, the Company Group Members shall have the right to exercise, consistent with and subject to the terms and conditions of this Agreement, control and supervision over their business operations. Purchaser’s approval of any action included in this Section 6.4 shall be considered granted within four (4) Business Days (unless a lesser amount of time is reasonably required by the circumstances and such lesser amount of time is specified in a Seller’s or subject Company’s notice to Purchaser requesting such consent), in each case, after Sellers’ notice to Purchaser requesting such consent in accordance with this Section 6.4 unless Purchaser notifies Sellers in writing to the contrary or requests additional time during that period.

Notwithstanding the foregoing, in the event of an emergency, Sellers or their Affiliates (including the applicable Company Group Member) may take such action as a prudent owner or operator would take to protect imminent risk to life, property or the environment and shall notify Purchaser of such action promptly thereafter, but in any event within three (3) Business Days of the taking of such action. In cases in which no Company Group Member is the operator of any portion of the Assets, to the extent that the actions described in this Section 6.4 may only be taken by (or are the primary responsibility of) the operator of such Assets, the provisions of this Section 6.4 shall be construed to require only that Sellers use, or cause the applicable Company Group Member to use, commercially reasonable efforts to cause the operator(s) of such Assets to take such actions within the constraints of the applicable operating agreements, other applicable agreements and forced pooling orders (including by voting their respective interest in the Assets in a manner consistent with the provisions of Section 6.4).

Section 6.5 Consents. Within five (5) Business Days after the Execution Date, Sellers shall prepare and send, or cause the applicable Company Group Member to prepare and send, notices (in a form reasonably acceptable to Purchaser) to the holders of the Consents set forth on Schedule 4.3 requesting consent to the transactions contemplated by this Agreement. If any Party discovers a Consent that was not set forth on Schedule 4.3, then within three (3) Business Days after discovery of such Consent, Sellers shall prepare and send, or cause the applicable Company Group Member to prepare and send, a notice (in a form reasonably acceptable to Purchaser) to the holder(s) of such Consent(s) requesting consent to the transactions contemplated by this Agreement. Sellers shall, and shall cause the applicable Company Group Member to, use commercially reasonable efforts to cause such Consents to be obtained and delivered prior to Closing, and Sellers shall be responsible for and shall pay any assignment or transfer fees required to be paid to any Governmental Authority or any other Third Party, pursuant to the express terms of any Law or Contract or the demand by a Governmental Authority related to the satisfaction of liabilities or obligations claimed by such Governmental Authority relating to circumstances and/or matters prior to the Effective Time, in connection with such Consents and the consummation of the transactions contemplated by this Agreement, other than any applicable Transfer Taxes, which the Parties shall pay in accordance with the terms of Section 11.5. Sellers shall not permit or cause any Company Group Member to make any payments or undertake any obligation to or for the benefit of the holders of such Consents in order to obtain any such Consents, in any case, without the prior written consent of the Purchaser (which may be withheld in Purchaser’s sole discretion). The Parties shall cooperate in good faith in seeking to obtain such Consents; provided that, except as provided in this Section 6.5, in no event shall either Party be obligated to make any payments or undertake any obligation to or for the benefit of the holders of such Consents in order to obtain any such Consents. If a Hard Consent is not obtained prior to Closing, then (a) the affected Asset shall be assigned from the applicable Company Group Member to the applicable Seller or an Affiliate of the applicable Seller, (b) such Asset shall be characterized as an Excluded Asset hereunder, (c) the Base Price shall be reduced by the Allocated Value of the affected Asset (the aggregate value of any such reductions, the “Consent Adjustment Amount”), and (d) Sellers shall continue to use commercially reasonable efforts to cause such Hard Consent to be obtained for a period of one-hundred eighty (180) days following the Closing. In the event that a Hard Consent (with respect to an Asset for which there is a Base Price reduction pursuant to this Section 6.5) that was not obtained prior to the Closing is obtained within one-hundred eighty (180) days following the Closing, then, within ten (10) days after such Hard Consent is obtained, Purchaser shall pay to Sellers the amount by which the Base Price was reduced (and as otherwise adjusted herein) at the Closing with respect to the Asset (or portion thereof) so excluded, and the Sellers shall cause the execution and delivery of a conveyance transferring such affected Asset back to the applicable Company Group Member designated by Purchaser.

Section 6.6 Preferential Rights. Within five (5) Business Days after the Execution Date, Sellers shall prepare and send or cause the applicable Company Group Member to prepare and send, notices (in a form reasonably acceptable to Purchaser) to the holders of the Preferential Rights set forth on Schedule 4.3 seeking a waiver of such Preferential Rights. If any Party discovers a Preferential Right that was not set forth on Schedule 4.3, then within three (3) Business Days after discovery of such Preferential Right, Sellers shall prepare and send or cause the applicable Company Group Member to prepare and send, a notice (in a form reasonably acceptable to Purchaser) to the holder(s) of such Preferential Right(s) seeking a waiver of such Preferential Rights. If either a party holding a Preferential Right exercises such Preferential Right prior to the Closing or the period for exercising such Preferential Right has not yet expired as of Closing and such holder has not waived such Preferential Right, (a) the affected Asset shall be excluded from the transactions contemplated by this Agreement, (b) such Asset will be assigned from the applicable Company Group Member to the applicable Seller or an Affiliate of the applicable Seller and (c) the Base Price shall be reduced by the Allocated Value of the affected Asset (the aggregate value of any such reductions, the “Preferential Right Adjustment Amount”). In no event shall Purchaser be obligated to incur any costs or obligations with respect to a waiver of a Preferential Right. In the event that a Preferential Right (with respect to an Asset so excluded from the transactions contemplated by this Agreement pursuant to this Section 6.6) that had not yet expired or been waived as of Closing expires or is waived by the holder thereof within one-hundred eighty (180) days following the Closing, then, within ten (10) days after such expiration or waiver, Purchaser shall pay to Seller the amount by which the Base Price was reduced (and as otherwise adjusted herein) at the Closing with respect to the Asset (or portion thereof) so excluded, and the Sellers shall cause the execution and delivery of a conveyance transferring such affected Asset back to the applicable Company Group Member designated by Purchaser.

Section 6.7 Efforts. Each Party will use commercially reasonable efforts to take, or to cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents, including (a) cooperation in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement; (b) cooperation in seeking and obtaining any such actions, consents, approvals, or waivers (provided that neither Party shall be required to pay any monies or incur any obligations or liabilities in order to obtain any such actions, consents, approvals or waivers, unless otherwise expressly set forth in this Agreement); and (c) the execution of any additional instruments necessary to consummate the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 6.7 shall modify, reduce, increase or otherwise diminish or impact any Party’s rights or obligations under Section 6.2, which shall control with respect to all matters relating to Antitrust Laws.

Section 6.8 Further Assurances. After Closing, the Parties agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or any other Transaction Document.

Section 6.9 Records. After Closing, Purchaser shall cause each Company Group Member to preserve and keep a copy of all pre-Closing records in such Company Group Member’s possession relating to the Assets of such Company Group Member for a period of at least seven (7) years after the Closing Date; provided that Purchaser may destroy books, records or documents from time to time and prior to the end of such period in accordance with its normal document retention policy as long as Purchaser first provides Sellers with reasonable prior written notice (which notice shall in no event be less than 30 days) and reasonable opportunity, at Sellers’ sole cost and expense, to remove and retain all or any part of such records as Seller may select. From and after Closing, Purchaser shall provide to Sellers reasonable access to such pre-Closing books and records (other than Excluded Records) as remain in each Company Group Member’s possession during normal business hours for review and copying at Sellers’ sole cost, expense and risk solely to the extent necessary to respond to any claims or disputes (a) relating to this Agreement or (b) with any Third Parties relating to the Assets and to the period of time prior to the Effective Time. Sellers shall have the right to retain copies of (x) Company Group Financial Statements and other financial information of the Company Group Members and (y) any records relating to any Defect Disputes; provided that, in each case of clauses (x) and (y), such copies are held in accordance with Section 6.18. Prior to Closing, Sellers shall deliver, or cause to be delivered, to the Company Group all records to the extent relating to the Company Group and the Assets in the Sellers’ possession that are not in the possession of the Company Group (including any such records held by Sellers or any of their Affiliates in connection with the Management Services Agreement). Without duplication of or limitation to the foregoing obligations, within thirty (30) days following the earlier to occur of (i) the Closing Date with respect to the Company Emails of Transferred Employees or (ii) the date of termination of the Transition Services Agreement for all other Company Emails, Sellers shall: deliver (or shall cause to be delivered) to Purchaser all Company Emails that (A) contain Records, Contracts or material data or material information relating to the business of the Company Group or the Assets not previously delivered to Purchaser, (B) are subject to a litigation hold notice or similar requirement or (C) are from email addresses of Transferred Employees and can be delivered in compliance with applicable data privacy and similar Laws.

Section 6.10 [Reserved].

Section 6.11 Wrong Pockets.

(a) In the event that at any time after the Closing Date until the first anniversary of the date the Adjusted Purchase Price is (or is deemed to be) final, Sellers or any of their Affiliates (other than any Company Group Member) receive any payment or any asset (including any funds, payments and insurance proceeds) related to any Assets that is attributable to the period after the Effective Time, Sellers agree to remit (or cause to be remitted) any such payment within five (5) Business Days of Sellers obtaining actual knowledge thereof to Purchaser or the applicable Company Group Member or promptly transfer (or cause to be transferred) such asset to the Purchaser or the applicable Company Group Member.

(b) In the event that at any time after the Closing Date until the first anniversary of the date the Adjusted Purchase Price is (or is deemed to be) final, Purchaser or any of its Affiliates receives any Excluded Asset that is attributable to the period after the Effective Time, Purchaser agrees to promptly transfer (or cause to be transferred) such asset to the applicable Seller or its applicable Affiliate.

Section 6.12 Hedges.

(a) From and after the Execution Date, until the earlier of Closing and the termination of this Agreement, Sellers shall not and shall cause the Company Group not to voluntarily terminate, unwind, amend or modify, or waive or transfer any right or obligation under, any of the Continuing Hedges without the consent of Purchaser.

(b) At Closing, (i) Sellers shall cause the termination, liquidation and unwinding of all outstanding Company Hedges (including the Excluded FX/IR Hedges), other than the Continuing Hedges (the “Excluded Hedges”), (ii) the Base Price shall be adjusted pursuant to Section 2.4(g) with respect to any Excluded Hedges, and (iii) an amount equal to the Hedge Losses attributable to such Excluded Hedges, if any, payable in connection with such termination, liquidation and unwinding shall be disbursed by Sellers to the applicable Company Hedge counterparties.

Section 6.13 Sellers’ Marks. Notwithstanding anything to the contrary contained herein, the Parties acknowledge that upon the Closing, the name “IKAV”, together with any service marks, trademarks, trade names, identifying symbols, logos, emblems or signs containing, comprising or used in connection with such names, including any name or mark confusingly similar thereto and the goodwill associated therewith (collectively, the “Sellers’ Marks”) are not included in the Assets and Sellers shall retain all ownership of and, subject to this Section 6.13, the sole right to use the Sellers’ Marks. No later than ninety (90) days following the termination of the Transition Services Agreement, Purchaser shall use commercially reasonable efforts to cause the Company Group to remove, strike over or otherwise obliterate, all Sellers’ Marks from all materials owned by the Company Group and used or displayed publicly, including any displays, signs, promotional materials and other materials; and, further, promptly following the Closing, but in any event no later than thirty (30) days following the Closing, Purchaser shall cause the names of any Company Group Member containing Sellers’ Marks to be changed such that it no longer contains any Sellers’ Marks (and shall provide written evidence of the same to Sellers, if requested in writing). Notwithstanding any of the foregoing, (a) Purchaser may use the Sellers’ Marks during the transition period set forth in the Transition Services Agreement in a manner consistent with past practice, and during such period and thereafter to make truthful and accurate historical references in connection with any required governmental filings or Proceedings, and (b) the Sellers and its Affiliates shall not object to the use by Purchaser or any Company Group Member of the name “SIMCOE” or “SIMLOG” or any service marks, trademarks, trade names, identifying symbols, logos, emblems or signs containing, comprising or used in connection with such names.

Section 6.14 Employee Matters.

(a) No later than the date that is fifteen (15) Business Days prior to the Closing Date and as requested from time to time by Purchaser, Sellers will provide Purchaser with an updated list of the Available Employees.

(b) Sellers will cooperate with Purchaser to provide Purchaser with access to the Available Employees, at reasonable times during working hours and on reasonable written notice, for the purpose of Purchaser or its Affiliate interviewing the Available Employees. Purchaser or such entity designated by Purchaser (“Purchaser’s Designated Employment Entity”) shall, subject to such Available Employee satisfying Employment Conditions, make offers of employment to each of the Available Employees, in each case not less than ten (10) Business Days prior to the Closing Date. Purchaser shall provide Sellers with an update on offer acceptances and declines no later than five (5) Business Days before the Closing. Sellers will direct IKAV Energy to inform the Available Employees who receive an offer of employment from Purchaser or Purchaser’s Designated Employment Entity that their employment with IKAV Energy will terminate upon Closing, whether or not they accept the offer of employment from Purchaser.

(c) Notwithstanding anything herein to the contrary, Purchaser’s or Purchaser’s Designated Employment Entity’s offer of employment with respect to any particular Available Employee may be conditioned upon such individual satisfying reasonable pre-employment screening (e.g., background checks, drug testing, etc.) and agreeing to Purchaser’s or Purchaser’s Designated Employment Entity’s customary terms of employment, including any onboarding documentation (“Employment Conditions”). Such offers shall be for employment with Purchaser or Purchaser’s Designated Employment Entity as of the Closing Date or, in the event an Available Employee is on a leave of absence as of the Closing Date, such date on which the applicable Available Employee returns from a leave of absence (so long as such return occurs within 90 days after the Closing or such later time as may be required by applicable Law). The date of an Available Employee’s commencement of active employment with Purchaser or Purchaser’s Designated Employment Entity is referred to herein as his or her “Hire Date.” Sellers shall not interfere with any such employment offer or negotiations by Purchaser or Purchaser’s Designated Employment Entity to employ any Available Employee or discourage any Available Employee from accepting employment with Purchaser or Purchaser’s Designated Employment Entity. Each Available Employee who accepts an offer of employment from Purchaser or Purchaser’s Designated Employment Entity and who satisfies the Employment Conditions and timely commences employment with Purchaser or Purchaser’s Designated Employment Entity, shall be considered a “Transferred Employee” hereunder.

(d) Each offer of employment by Purchaser or Purchaser’s Designated Employment Entity to an Available Employee shall be subject to Closing having occurred and shall provide that Purchaser shall, or shall cause Purchaser’s Designated Employment Entity to, provide each Transferred Employee, for the period commencing on the Hire Date and ending on the first anniversary of the Closing Date (or such Transferred Employee’s employment termination date, if earlier), with (i) base salary or hourly wage rate, as applicable, which is no less than the base salary or hourly wage rate provided by IKAV Energy to such Transferred Employee immediately prior to the Closing as provided on the list of Available Employees pursuant to Section 6.14(a); (ii) target short-term cash incentive compensation opportunities that are no less favorable in the aggregate than the target short-term cash incentive compensation opportunities as in effect for such Transferred Employee immediately prior to the Closing; (iii) target long-term incentive compensation opportunities that are no less favorable in the aggregate than the target long-term incentive compensation opportunities offered to similarly situated employees of Purchaser or Purchaser’s Designated Employment Entity (provided that, in lieu of equity-based incentives, Purchaser or Purchaser’s Designated Employment Entity may instead provide Transferred Employees with cash-based incentives); (iv) severance benefits in amount and upon and under terms, conditions and provisions that are no less favorable than the severance benefits provided to similarly situated employees of Purchaser or Purchaser’s Designated Employment Entity; (v) other employee benefits that are substantially similar, in the aggregate, to those in effect with respect to similarly situated employees of Purchaser or Purchaser’s Designated Employment Entity; and (vi) a primary place of employment located within fifty (50) miles of such Transferred Employee’s current work location or permits such Transferred Employee to perform his or her duties remotely, consistent with such Transferred Employee’s arrangements with IKAV Energy immediately prior to the Closing Date.

(e) Effective as of the Closing Date, Purchaser shall, or shall cause Purchaser’s Designated Employment Entity to, credit each Transferred Employee with the amount of accrued, unused paid time off such Transferred Employee had as of the Closing Date.

(f) For the avoidance of doubt, Purchaser shall pay the Severance Amount to (i) each Transferred Employee who resigns from employment due to Purchaser’s breach of its obligations under this Section 6.14, including failure of Purchaser to provide to such Available Employee the compensation and benefits described in this Section 6.14, (ii) each Available Employee who does not receive a Qualifying Offer of employment from Purchaser’s Designated Employment Entity and (iii) each Transferred Employee who is terminated from employment by Purchaser or Purchaser’s Designated Employment Entity prior to the first anniversary of the Closing Date for reasons other than for cause (as determined by Purchaser or Purchaser’s Designated Employment Entity, as applicable in good faith), in each case, subject to such Transferred Employee’s or Available Employee’s timely execution (and non-revocation in any time provided to do so) of a general release of claims in a form reasonably acceptable to Purchaser.

(g) With respect to each Transferred Employee, and effective as of such Transferred Employee’s Hire Date, each Seller or Seller Affiliate, as applicable, shall waive and release any confidentiality, non-competition, non-disclosure or other agreements between Seller or any of its Affiliates and such Transferred Employee that would restrict or encumber such Transferred Employee’s ability to be employed by or perform any of his or her duties as an employee of Purchaser or Purchaser’s Designated Employment Entity. Following the Closing, Seller shall, and shall cause its Affiliates, as applicable, to cooperate with Purchaser, in accordance with applicable Law, to provide records maintained pursuant to the Occupational Safety and Health Act related to Transferred Employees that Purchaser or Purchaser’s Designated Employment Entity is obligated to maintain as a successor employer, if any. Seller shall indemnify, defend and hold Purchaser and its Affiliates harmless from and against any liability, damages, fines or costs in connection with the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses with respect to the Business Employees who do not become Transferred Employees.

(h) The provisions of this Section 6.14 are solely for the benefit of the parties hereto and nothing in this Section 6.14, express or implied, shall confer upon any Available Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Section 6.14, but without limitation to Purchaser’s obligations pursuant to Section 6.14(d), express or implied, shall be construed to prevent Purchaser or its Affiliates from terminating or modifying to any extent or in any respect any employee benefit plan that Purchaser or its Affiliates may establish or maintain.

Section 6.15 Support Obligations. Prior to Closing, Purchaser shall use commercially reasonable efforts to (i) effect the full and unconditional release or cancellation of, and (ii) obtain or cause to be obtained (if reasonably possible), in each case, in the name of Purchaser, effective as of the Closing, replacements for, each of the outstanding Support Obligations set forth on Schedule 6.15 (collectively, the “Outstanding Support Obligations”) of an equivalent (in scope, amount and duration as that set forth on Schedule 6.15) nature and covering the post-Closing portion, if any, of the periods covered by the applicable Outstanding Support Obligations, to the extent such replacements are necessary (i) to consummate the transactions contemplated by this Agreement and (ii) to permit Sellers or their applicable Affiliates (other than any Company Group Member) to cancel, and if applicable receive the return of, such Outstanding Support Obligations, and Sellers shall, and shall cause their respective Affiliates to, reasonably cooperate in Purchaser’s efforts under this Section 6.15. To the extent replacement for any Outstanding Support Obligations have not been obtained at or prior to Closing, from and after the Closing until replacements for the applicable Outstanding Support Obligations have been so obtained, Purchaser shall (i) indemnify Sellers and their Affiliates (other than the Company Group) from and against any Damages incurred by any of them arising out of or with respect to such Outstanding Support Obligations, and (ii) cause each Company Group Member not to amend, modify, or renew any Contract then subject to, or guaranteed or otherwise supported by, such Outstanding Support Obligations without the consent of Sellers (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.16 R&W Policy. Purchaser has conditionally bound the R&W Policy on or before the Execution Date. Purchaser shall cause the R&W Policy to (a) name Purchaser or an Affiliate as the insured, (b) subject to the terms of the R&W Policy, insure Purchaser from any breach, or any failure to be true, of the representations and warranties given by Sellers to Purchaser under this Agreement, (c) not provide for any “seller retention” (as such phrase is commonly used in the representations and warranties insurance policy industry), and (d) expressly provide that (i) the insurer(s) issuing such policy shall waive any right of and shall not pursue any claims by way of subrogation, contribution or otherwise against Sellers or any direct or indirect past or present shareholder, member, partner, stockholder, employee, director or officer (or the functional equivalent of any such position) of Sellers or their Affiliates or any of their respective Representatives (the “Seller Protected Persons”), except against any of the foregoing Persons in the case of Fraud by such Person, (ii) the foregoing Persons shall be express Third Party beneficiaries of and entitled to enforce the foregoing subrogation waiver and (iii) the foregoing subrogation waiver and Third Party beneficiary provision may not be amended, modified, supplemented, or restated in any manner or respect adverse to such Persons without the prior written consent of Sellers (clauses (d)(i) through (iii), collectively, the “Subrogation Waiver Provisions”). From and after the Execution Date, Purchaser shall not (and shall cause its Affiliates to not) amend, modify, terminate, or waive any term or condition of the R&W Policy in a manner inconsistent with the preceding sentence. Purchaser shall be responsible for direct payment of the premium, broker commission, underwriting fee and surplus lines taxes to obtain the R&W Policy (the “R&W Policy Costs”). For the avoidance of doubt, the Parties acknowledge and agree that (A) notwithstanding anything to the contrary herein, the procurement by Purchaser of the R&W Policy is not a condition to Closing, and (B) all R&W Policy Costs will be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Sellers subject to a limit of $1,186,500 (net to Sellers’ 50% share) with any excess borne by Purchaser. From and after the Closing, Sellers shall reasonably cooperate with Purchaser with respect to any claim under the R&W Policy (at Purchaser’s sole cost and expense), and Sellers, Sellers’ Affiliates, and their respective Representatives shall not be entitled to any proceeds of the R&W Policy. Notwithstanding anything to the contrary in this Agreement, no Seller nor any of their respective Affiliates nor any of their respective past, present or future Representatives shall be entitled to any insurance proceeds from coverage (in the capacity as an “Insured” (as such term is defined under the R&W Policy)) under the R&W Policy without the prior written consent of Purchaser; provided that the foregoing sentence is not intended to nor shall it in any way limit, impede, undermine or otherwise adversely impact the rights of any Seller Protected Person (or require any consent or otherwise of Purchaser or its Affiliates) with respect to the Subrogation Waiver Provisions.

Section 6.17 Transition. Between the Execution Date and Closing, Sellers shall, and shall cause their respective Affiliates (including any Affiliates providing services under the Management Services Agreement) to, reasonably cooperate with Purchaser (including by, upon reasonable prior notice to Sellers, providing reasonable access during normal business hours to employees, Representatives, documents, books and records and supporting data of Sellers and their Affiliates to the extent (and only to the extent) relating to the Company Group or the Assets) to assist Purchaser in developing integration plans in order to take over the ownership and operation of the Assets and the Company Group at Closing. Sellers shall not be required to incur any cost or liability in providing such cooperation, however may elect (in its sole discretion) to do so if Purchaser has agreed in writing to pay or reimburse such amounts, and no integration plans shall be implemented until Closing.

Section 6.18 Termination of Related Party Contracts. At or immediately prior to the Closing, Sellers shall (and shall cause each Company Group Member and each of its other Affiliates to) take all actions necessary to (a) terminate all Related Party Contracts effective as of the Effective Time in a manner such that no Company Group Member has any liability or obligation with respect thereto at or following the Effective Time and (b) have the parties to such Related Party Contracts release and waive any and all claims that any of them may have under such arrangements as of the Effective Time.

Section 6.19 Officers & Directors.

(a) Purchaser and Sellers agree that until the six (6) year anniversary date of the Closing Date, the Organizational Documents of each Company Group Member shall contain provisions no less favorable with respect to indemnification of each present and former director, manager, officer and employee of each Company Group Member and present and former members of any Company Group Member (in all of their capacities related to the Company) (collectively, the “D&O Indemnified Parties”) than are provided in the Organizational Documents of the applicable Company Group Member in existence on the Execution Date, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable Law. It is the intent of the Parties that the D&O Indemnified Parties who were officers, managers and directors at any time prior to the Closing shall continue to be entitled to such indemnification with respect to all acts or omissions by them in their capacities as such at any time prior to the Closing to the fullest extent provided for under applicable Law and the Organizational Documents of such Company Group Members as of immediately prior to the Closing.

(b) Prior to the Closing, the Companies shall obtain and fully pay for (at Seller’s cost and expense) “tail” insurance policies with a claims period of at least six (6) years from the Closing with at least the same coverage and amount and containing terms and conditions that are not less advantageous to the D&O Indemnified Parties as the Company Group’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Closing Date (including in connection with the transactions contemplated by this Agreement) (the “D&O Tail Policy”). The Companies shall bear the cost of the D&O Tail Policy, and such costs, to the extent not paid prior to the Closing, shall be included in the determination of Company Transaction Expenses. During the term of the D&O Tail Policy, Purchaser shall not (and shall cause the Companies not to) take any action to cause the D&O Tail Policy to be cancelled or any provision therein to be amended or waived in a manner detrimental to a D&O Indemnified Party; provided that neither Purchaser, the Companies nor any Affiliate thereof shall be obligated to pay any premiums or other amounts in respect of such D&O Tail Policy.

(c) The Parties hereby acknowledge and agree that a D&O Indemnified Party may have certain rights to indemnification or advancement of expenses provided by Sellers or their Affiliates (collectively, the “Other Indemnitors”). Notwithstanding the foregoing, following the Closing, Purchaser agrees on its behalf and on behalf of the Company Group that the Company Group (i) shall be the indemnitors of first resort (i.e., their respective obligations to any D&O Indemnified Party hereunder are primary and any obligation of any Other Indemnitor to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any D&O Indemnified Party shall be secondary to Purchaser and the Company Group) with regard to matters arising from the affairs of the Company Group, (ii) shall be required to advance the full amount of expenses incurred by such D&O Indemnified Party in accordance with the applicable Organizational Documents of any Company Group Member as in effect as of the Closing and to the extent permitted under applicable Law and (iii) irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Parties further agree that no advancement or payment by the Other Indemnitors on behalf of any D&O Indemnified Party with respect to any claim for which such D&O Indemnified Party has sought indemnification from the D&O Tail Policy or the Company Group shall affect the foregoing and the Other Indemnitors shall have a right of contribution or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such D&O Indemnified Party against the D&O Tail Policy or the Company Group. The Other Indemnitors are express third-party beneficiaries of the terms of this Section 6.19.

(d) The provisions of this Section 6.19 are (i) intended to be for the benefit of, and may be enforceable by, each D&O Indemnified Party, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

Section 6.20 Virtual Data Room Contents. Within ten (10) Business Days after the Closing Date, Sellers shall deliver or cause to be delivered to Purchaser three (3) digital copies of the complete contents of the VDR as of the Closing Date.

Section 6.21 Interim Period Assignments.

(a) Sellers agree to use commercially reasonable efforts to assign each Interim Period Assignment from IKAV Energy and Simlog Seller, as applicable, to a Company Group Member promptly after the Execution Date (including, if applicable, following the Closing) but effective as of the Effective Time. Purchaser shall use commercially reasonable efforts to cooperate with Sellers, IKAV Energy, Simlog Seller and the applicable counterparties to the Interim Period Assignments to cause such Interim Period Assignments to be assigned from IKAV Energy and Simlog Seller into a Company Group Member, effective as of the Effective Time, which such efforts shall include providing any applicable replacements for any applicable Outstanding Support Obligations pursuant to Section 6.15 and other reasonable background information to such counterparties, as requested.

(b) If any Interim Period Assignment has not been assigned to a Company Group Member pursuant to this Section 6.21 by the Closing Date, then Sellers shall provide Purchaser with the rights, benefits and burdens of such Interim Period Assignment from and after the Closing in a manner reasonably agreed upon by Purchaser and Sellers, including, if applicable, by entering into “back-to-back” agreements at Closing for the remaining term of such Interim Period Assignment in form and substance reasonably agreed upon by Purchaser and Sellers.

Section 6.22 No Contact. Subject to Section 6.17, from the Execution Date until the Closing Date or the earlier termination of this Agreement, except to the extent expressly permitted or contemplated under this Agreement, Purchaser shall not, without the prior written consent of Sellers (which consent shall not be unreasonably conditioned, delayed or withheld), contact, in any manner, any customers, suppliers, service providers, employees or other business relations of the Company Group with respect to any matters solely relating to this Agreement or the transactions contemplated hereby.

Section 6.23 Exclusivity.

(a) Except to the extent expressly permitted under this Agreement, without the Purchaser’s prior written approval, the Sellers agree that between the Execution Date and the earlier of the Closing and the termination of this Agreement, the Sellers shall not, and shall cause their Affiliates (including the Company Group) and each of their respective Representatives not to, directly or indirectly: (i) solicit, initiate, discuss, pursue, participate in, facilitate, consider, encourage or accept any other proposals or offers from any Person (A) relating to any direct or indirect acquisition or purchase of, or investment in, all or any portion of the Company Group Interests or any Assets, except for sales and dispositions of Hydrocarbons made in the ordinary course of business consistent with past practices and any other sales and dispositions expressly permitted under Section 6.4, (B) to enter into any merger, joint venture, consolidation or other business combination relating to the Company or any member of the Company Group, or (C) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company or any member of the Company Group or the Assets (any of the foregoing matters set forth in clauses (A) through (C) above, individually, an “Acquisition Proposal”), or (ii) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing.

(b) Sellers shall, and shall cause their Affiliates (including each Company Group Member) and the Representatives of Sellers and their Affiliates (including each Company Group Member) to, (i) immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (ii) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal, and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which Sellers or any of their Affiliates (including each Company Group Member) or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal.

Section 6.24 Listing. Prior to Closing, Purchaser shall, in accordance with the requirements of the NYSE, use its reasonable best efforts to file with the NYSE a subsequent listing application covering the Purchaser Common Units comprising the Unit Consideration to be issued to Sellers (or their designees) pursuant to this Agreement, and to cause such Unit Consideration to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.25 Legends. Sellers agree to the recording, so long as the restrictions described in the legend are applicable and subject to the provisions of the Registration Rights and Lock-Up Agreement regarding legend removal, of the following legend on any book-entry notation or certificate evidencing all or any portion of any Purchaser Common Units comprising the Unit Consideration.

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.”

Section 6.26 Conduct of Purchaser. Except (i) as set forth on Schedule 6.26, (ii) as may be required by Law (including as may be requested or compelled by any Governmental Authority), (iii) as expressly contemplated by this Agreement or (iv) as otherwise approved in writing by Sellers (such consent not to be unreasonably withheld, conditioned or delayed), from the Execution Date until Closing, Purchaser shall:

(a) not amend or otherwise change the Organizational Documents of Purchaser (other than de minimis amendments for administrative purposes);

(b) not adopt any plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(c) not make any material change in any method of accounting or accounting practice or policy, except as required by GAAP or applicable Laws (or as required to conform to any changes in statutory or regulatory accounting rules (including GAAP or regulatory requirements with respect thereto)); and

(d) not enter into an agreement or commitment that would cause Purchaser to violate any of the foregoing covenants in this Section 6.26.

Nothing contained in this Agreement shall give Sellers, directly or indirectly, the right to control or direct the operations of Purchaser or any of its Subsidiaries prior to the consummation of the transactions contemplated hereby. Prior thereto, Purchaser and its Subsidiaries shall have the right to exercise, consistent with the terms and conditions of this Agreement, control and supervision over their business operations.

Sellers’ approval of any action included in this Section 6.26 shall be considered granted within four (4) Business Days after Purchaser’s notice to Sellers requesting such consent in accordance with this Section 6.26 unless Sellers notify Purchaser to the contrary or requests additional time during that period.

Section 6.27 Non-Disclosure. If Closing occurs, then for a period of one (1) year following the Closing Date, Sellers shall not, and shall direct their respective Affiliates and their respective officers and directors and Representatives who served in such capacity at any time from and after the Execution Date in receipt of confidential information regarding the Assets or the Company Group not to, use or disclose to any Third Party or (except (x) in connection with the transactions contemplated by this Agreement, including any dispute hereunder, or (y) Seller’s compliance with its obligations under this Agreement (each of (x) and (y), a “Permitted Use”)) any Records or other confidential information regarding the Assets or the Company Group (including any Seller Emails that contain such Records or confidential information). Such non-disclosure obligations shall not apply to information that (i) is generally available to the public as of the Execution Date, (ii) becomes generally available to the public after the Closing Date other than as a result of disclosure by Seller, its Affiliates or any of its and their respective officers, directors, employees and Representatives, in violation of this Section 6.27 (“Seller Restricted Party”), (iii) is information that is, was or becomes available to any Seller Restricted Party from a source other than the Companies or their Representatives, provided that such other source is not known by such Person to be in violation of any other obligation of confidentiality or nonuse to a Company in respect of such information, (iv) information that is independently developed by Seller Restricted Party without the use of or reference to such confidential information, or (v) information that is or required to be disclosed by applicable Law or order. Sellers agree to be responsible for any act or omission by its Affiliates and its officers and directors that would constitute a breach of this Section 6.27. Notwithstanding the foregoing, this Section 6.27 shall not restrict Sellers from disclosing confidential information concerning the Assets or the Company Group, and providing copies thereof, to (A) agencies of federal and state governments to the extent requested or required by governmental order or applicable Law, or from disclosing confidential information pursuant to valid, compulsory legal process or (B) a Seller’s Affiliates, auditors, attorneys, limited partners or other agents who, in each case, agree or are otherwise obligated to maintain the confidentiality of such information and not use such information except in connection with a Permitted Use. Notwithstanding the foregoing, such parties may retain the confidential information regarding the Assets or the Company Group in their unaided memory without specific or intentional memorization or reference to written or electronic information (“Mental Impressions”) and that such persons may, now or in the future, be working on other companies, projects or matters, and that such persons shall not be precluded from working on such other companies, projects or matters because of the retained Mental Impressions; provided that, for the avoidance of doubt, the disclosure and specific use of confidential information as part of such Mental Impressions shall remain subject to the provisions of this Section 6.27.

Section 6.28 Financial Statements.

(a) During the period beginning on the Execution Date and ending on the earlier of (i) the filing via EDGAR of Purchaser’s Annual Report on Form 10-K for the year ending December 31, 2026 and (ii) the due date for such Annual Report on Form 10-K pursuant to applicable SEC rules and regulations (the “Cooperation Period”), Sellers shall reasonably cooperate with the Purchaser and its Representatives, at Purchaser’s sole cost and expense, during normal business hours, in connection with the preparation by Purchaser of any statements, forms, schedules, reports or other documents filed or furnished with the SEC or any other Governmental Authorities as are required of Purchaser (or its potential successors) under applicable Laws, which involve or otherwise incorporate the Assets.

(b) On or prior to August 1, 2025 (the “Initial Delivery Deadline”), Sellers shall deliver audited consolidated financial statements for each of the Companies (and in the case of Simlog LLC, SJI) as of and for the fiscal years ended December 31, 2023 and December 31, 2024, together with all notes and schedules thereto and any information required by ASC 932 and accompanied by the reports thereon of the Companies’ independent auditor (the “Audited Financial Statements”). In addition, on or prior to August 31, 2025 (the “Q2 Delivery Deadline”), Sellers shall deliver the unaudited consolidated financial statements of each of the Companies (and in the case of Simlog LLC, SJI) as of June 30, 2025 and for the six month periods ending on June 30, 2024 and June 30, 2025, together with all notes and schedules thereto and which shall have been reviewed by the Companies’ independent auditor in accordance with the applicable review standards and procedures for interim financial statements under the guidelines of the American Institute of Certified Public Accountants (the “AICPA”) (the “Q2-2025 Financials”).

(c) If Sellers have not delivered the Audited Financial Statements on or prior to the Initial Delivery Deadline or the Q2-2025 Financials prior to the Q2 Delivery Deadline, then:

(i) Sellers shall pay to Purchaser upon the earlier to occur of Closing (which such payment may be applied as a reduction to the Base Price) or termination of this Agreement, a ticking fee (the “Delinquent Delivery Payment”) beginning on the first day immediately succeeding the Initial Delivery Deadline (in the case of the Audited Financial Statements) and the Q2 Delivery Deadline (in the case of the Q2-2025 Financials), in each case, as the first date such fee accrues, and ending on the earlier to occur of (A) the date preceding the date of delivery of such financial statements (as the last date such fee accrues), (B) the termination of this Agreement pursuant to Section 9.1 or (C) the Closing Date, in each case, in an amount equal to (x) $250,000 for each of the first five (5) calendar days following the Initial Delivery Deadline (in the case of the Audited Financial Statements) and the first eight (8) calendar days following the Q2 Delivery Deadline (in the case of the Q2-2025 Financials) and (y) thereafter, in each case, $500,000 per calendar day in the case of both the Audited Financial Statements and the Q2-2025 Financials; and

(ii) Sellers shall deliver the Audited Financial statements by August 11, 2025 (the “Second Annual Financials Delivery Deadline”) and shall deliver the Q2-2025 Financials by September 16, 2025 (the “Second Interim Financials Delivery Deadline”).

(d) If Sellers have not delivered the Audited Financial Statements by the Second Annual Financials Delivery Deadline or have not delivered the Q2-2025 Financials by the Second Interim Financials Delivery Deadline, then in either such case Purchaser shall have the right to terminate this Agreement as set forth in Section 9.1(g).

(e) Sellers acknowledge that Purchaser and/or its Affiliates or potential successors may be required to prepare audited and interim financial statements, including pro forma financial statements, relating to the Assets pursuant to the Securities Act, and the rules and regulations promulgated thereunder (including the rules and regulations set forth in Regulation S-X) or as may be needed to satisfy applicable disclosure requirements thereunder. In accordance with the foregoing and without limitation to Sellers’ obligation to deliver the financial statements required pursuant to Section 6.28(b), prior to the Closing Date, Sellers shall prepare and deliver, on or prior to the date that is sixty (60) days following the end of each calendar quarter, the unaudited consolidated financial statements of the Companies (and in the case of Simlog, SJI) for such fiscal quarter and year-to-date period, if any, that has been completed after June 30, 2025 and that ended on or prior to the Closing Date, together with all notes and schedules thereto and which shall have been reviewed by the Companies’ independent auditor in accordance with the applicable review standards and procedures for interim financial statements under the guidelines of the AICPA. During the Cooperation Period, Sellers shall provide Purchaser and its Representatives reasonable access during normal business hours to such historic financial statements, records that are in the possession or control of Sellers’ or Sellers’ Affiliates, and personnel of Sellers and their subsidiaries’ accounting firms and reserve engineers as Purchaser may reasonably request to enable Purchaser and its Representatives to prepare any such financial statements.

(f) During the Cooperation Period, Sellers shall use commercially reasonable efforts to cause the personnel of Sellers and their subsidiaries, and to request their independent auditors, reserve engineers and other applicable consultants or service providers, to reasonably cooperate with Purchaser and its Representatives in the interpretation, preparation, and disclosure of any such financial statements, including pro forma financial statements, or reserve information in accordance with this Section 6.28, in each case, at Purchaser’s sole cost and expense. During the Cooperation Period, Sellers shall use commercially reasonable efforts to request their independent auditors and reserve engineers to, at Purchaser’s sole cost and expense, (i) provide customary “comfort letters,” reports, letters and consents, including issuing any customary representation letters in connection therewith to each such auditor or reserve engineer, to any underwriter or purchaser in a securities offering by Purchaser or its Affiliates and consent to the inclusion or incorporation by reference of its audit opinion or report with respect to any audited financial statements or reserve information, as applicable, in any offering memorandum, private placement memorandum or prospectus used by Purchaser or its Affiliates or any filing by Purchaser with the SEC, (ii) consent to be named an expert in any offering memorandum, private placement memorandum or prospectus used by Purchaser or its Affiliates or any filing by Purchaser with the SEC, and (iii) provide access to Purchaser and its Representatives to the work papers of Sellers’ independent auditors and reserve engineers, all in accordance with this Section 6.28. All of the information provided by Sellers and their Affiliates pursuant to this Section 6.28 is given without any representation or warranty, express or implied, and neither of the Sellers nor any of their Affiliates or their respective accountants shall have any liability or responsibility with respect thereto. Without limiting the generality of the foregoing sentence, Purchaser shall indemnify, defend and hold harmless the Seller Group from and against any and all Damages, liabilities or losses suffered or incurred arising from the financial statements prepared and delivered and/or the cooperation provided by the Seller Group pursuant to this Section 6.28 (other than to the extent such liabilities arise from actual fraud, gross negligence or willful misconduct of Sellers or their Affiliates or any of their respective Representatives) and any information utilized in connection therewith. Purchaser shall promptly, and in any event within ten (10) Business Days after demand in writing therefor, reimburse Sellers for all reasonable Third Party costs and expenses incurred by Sellers and their Affiliates in connection with compliance with this Section 6.28.

Section 6.29 Intercompany Balances. The Parties acknowledge and agree that other than as set forth on Schedule 6.29, (a) there are intercompany balances maintained between Sellers and/or their Affiliates and the Company Group in the ordinary course of business, (b) from and after the Closing, such intercompany balances shall be fully and finally settled in accordance with Section 2.4 and Section 2.7 and (c) upon such settlement, Sellers and Sellers’ Affiliates, on the one hand, and the Company Group, on the other hand, shall have no further liabilities to each other with respect to such intercompany imbalances.

Section 6.30 Cooperation with Financing.

(a) Prior to the Closing, the Sellers shall provide, and to cause the Company Group Members to provide, and shall use commercially reasonable efforts to cause its and their respective officers, directors, employees, accountants, consultants, legal counsel, Affiliates and agents to provide such cooperation, at Purchaser’s sole cost and expense, as may be reasonably requested by the Purchaser in connection with the Purchaser’s efforts to obtain debt financing (“Debt Financing”) to fund any or part of the Base Price from one or more current or potential debt financing sources (“Debt Financing Sources”). Such financing cooperation shall include, but not be limited to:

(i) provide information in the form customarily prepared by the Sellers and the Company Group Members as may be reasonably requested by Purchaser for its preparation of customary materials for bank information memoranda, lender presentations, marketing materials, rating agency presentations and similar documents required in connection with the Debt Financing, in each case as customarily provided by companies of comparable size and comparable industry in connection with financings of the type contemplated by any Debt Financing, and to cause its accountants to provide reasonable assistance to Purchaser and its accountants, consistent with their professional practice, in connection with the preparation of any updates to the Company Group Financial Statements and reports as may be reasonably requested by Purchaser;

(ii) at least five (5) Business Days prior to the Closing Date, provided that request for such information is made at least ten (10) Business Days prior to the Closing Date, provide documentation and other information with respect to the Sellers and/or the Company Group Members which any Debt Financing Source providing or arranging the Debt Financing has reasonably determined is required by regulatory authorities under applicable “know your customer”, “beneficial ownership” and anti-money laundering rules and regulations, including the PATRIOT Act;

(iii) reasonably facilitate the execution and delivery of security documentation, including mortgages and joinders to security agreements and guarantees, and related deliverables (including any schedules and exhibits thereto) for the pledging of the Assets at Closing as collateral for the Debt Financing as may be reasonably requested by Purchaser (it being understood that no obligations of any Seller or Company Group Member under any such document, instrument or agreement delivered pursuant to this Section 6.30(a)(iii) shall be required to be effective prior to the Closing);

(iv) provide customary title documents and other information (including drilling and title opinions), reserve reports, production reports and lease operating statements in respect of the Assets, as may be reasonably requested by Purchaser; and

(v) delivering prepayment notices contemplated by the Credit Documents in connection with the Payoff Letters and Payoff Releases within the time periods and otherwise in accordance with the Credit Documents.

(b) Notwithstanding anything to the contrary contained in this Section 6.30, nothing in this Section 6.30 shall require the Sellers, the Company Group Members, any of their respective Affiliates, or any of their respective equity holders or Affiliates of the same or its or their respective Representatives to (i) incur any liability or obligation (including any indemnification obligation) in connection with any Debt Financing or pay any commitment or other fee in connection with any Debt Financing or take any similar action that is not subject to reimbursement, (ii) provide any financial or other information that (x) is not produced in the ordinary course of business, (y) is not reasonably available to the Sellers or such Affiliates or (z) in doing so would reasonably be expected to result in the loss of the ability to successfully assert attorney-client, work product or similar privileges, (iii) take any action that such Person reasonably determines would conflict with or violate such Person’s Organizational Documents, as applicable, or any applicable legal requirements or result in a violation or breach of, or default under, any Contract with a non-Affiliate to which such Person, as applicable, is a party (not created in contemplation hereof), (iv) take any action that such Person reasonably determines could subject any director, manager, officer, employee or other Representative of any Seller to any actual or reasonably potential personal liability, (v) take any action that such Person reasonably determines would unreasonably interfere in any material respect with the ongoing commercial operations of the Sellers and their Affiliates or any of the Assets, (vi) pass resolutions or consents to approve or authorize the execution of the Debt Financing or to execute or enter into any certificate, instrument, agreement or other document in connection with the Debt Financing which will be effective prior to the Closing, or (vii) take any action that such Person reasonably determines would cause (or would be reasonably likely to cause) any representation or warranty in this Agreement to be breached, or cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement.

(c) Purchaser expressly acknowledges and agrees that Purchaser’s obligations to consummate the transactions contemplated by this Agreement are not conditioned in any manner whatsoever upon Purchaser obtaining any Debt Financing. Notwithstanding anything in this Agreement to the contrary, except to the extent that any such failure to obtain any Debt Financing is caused by a knowing and material breach of this Section 6.30, in no event will any failure by Sellers to comply with this Section 6.30 be used by Purchaser as a basis to (i) terminate this Agreement, (ii) assert the failure of any of Purchaser’s conditions to Closing to be satisfied, (iii) assert that Sellers are not entitled to terminate this Agreement or (iv) assert any claim for Damages or the Deposit under this Agreement.

(d) All of the information provided to Purchaser pursuant to this Section 6.30 is given without any representation or warranty, express or implied, and neither of the Sellers nor any of the Company Group Members or their respective Affiliates or respective Representatives shall have any liability or responsibility with respect thereto. Purchaser shall be responsible for all fees, costs and expenses related to the Debt Financing, including the compensation of any contractor or advisor of any Seller, Company Group Member or any Affiliate or Representative of any Seller or Company Group Member to the extent directly related to actions taken pursuant to this Section 6.30. Accordingly, notwithstanding anything contained in this Agreement to the contrary, Purchaser shall promptly, and in any event within ten (10) Business Days after demand in writing therefor, reimburse Sellers for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented compensation or other fees of any contractor or advisor) to the extent incurred by such Seller, Company Group Member or their respective Affiliates or respective Representatives in connection with the Debt Financing, including the cooperation of such Person contemplated by this Section 6.30, and shall indemnify and hold harmless each Seller, Company Group Member and each Affiliate and Representative of such Seller and Company Group Member from and against any and all losses suffered or incurred by any of them in connection with their compliance with this Section 6.30, or the arrangement of the Debt Financing, in each case, except to the extent suffered or incurred as a result of the actual fraud, gross negligence or willful misconduct by such Person thereof.

(e) Upon Purchaser’s receipt of a written request from Sellers, Purchaser shall promptly keep Sellers informed and upon request in reasonable detail of any material developments concerning the status of the Debt Financing.

Section 6.31 Seller Retained Litigation. Notwithstanding anything to the contrary set forth herein, in the event the Closing occurs, the Parties agree as follows with respect to the Seller Retained Litigation:

(a) From and after the Closing Date, the Sellers shall (i) have the right and obligation, at their sole cost and expense, to diligently pursue the full and final resolution, settlement and/or closure of the Seller Retained Litigation and (ii) have full control of such resolution, settlement and/or closure, including any compromise or settlement of any of the Seller Retained Litigation; provided that if any such compromise or settlement (A) has or is reasonably likely to restrict or otherwise affect the operation of the Assets subject to the Seller Retained Litigation so as to prevent Purchaser (or the Company Group) from operating such Assets in the same manner as such Assets were operated prior to the acceptance of any such compromise or settlement or (B) includes the performance of any obligation by, variation to the method of calculating royalty payments or the limitation of any right or benefit of, Purchaser (or any Company Group Member), such compromise or settlement shall not be effective without the consent of Purchaser (which may be withheld in Purchaser’s sole discretion). If requested by Sellers, Purchaser agrees to cooperate in good faith (and/or cause the Company Group to cooperate in good faith), at Sellers’ sole cost and expense, with Sellers in connection with Sellers’ pursuit of any such resolution, settlement and/or closure; provided that if Sellers fail to diligently pursue the full and final resolution, settlement and/or closure of any of the Seller Retained Litigation by the date that is forty-eight (48) months following the Closing Date, then Purchaser shall have the right, by written notice to Sellers, to assume (or cause the Company Group to assume) full control of such resolution, settlement and/or closure, including any compromise or settlement of such Seller Retained Litigation at the sole cost and expense of the Sellers, with counsel of Purchaser’s choosing, be entitled to reimbursement of all reasonable and documented out-of-pocket costs and expenses incurred by Purchaser and the Company Group in such endeavors, and if requested by Purchaser, Sellers agree to cooperate in good faith with Purchaser in connection with Purchaser’s pursuit of any such resolution, settlement and/or closure.

(b) With respect to any Damages incurred or otherwise suffered or borne by Purchaser or any Company Group Member from and after the Closing with respect to any of the Seller Retained Litigation (including in connection with Purchaser’s pursuit of any resolution, settlement and/or closure of any of the Seller Retained Litigation pursuant to Section 6.31(a)), Sellers shall (i) reimburse Purchaser (and such Company Group Member) for all such Damages no later than fifteen (15) Business Days after receipt of invoice regarding same and (ii) otherwise indemnify the Purchaser Group from any such Damages pursuant to Section 10.1; provided, however, that with respect to the matter set forth in item 5 of Schedule 4.8, the following shall apply: (A) Purchaser shall be responsible for, shall pay (or cause to be paid), and shall indemnify, defend and hold harmless the Seller Group from and against any and all Damages (in the case of fees, charges and expenses of counsel and advisors to the Seller Group, incurred on and after the Closing Date) that are caused by, arising out of, attributable to, or resulting from, the matter set forth in item 5 of Schedule 4.8, up to (but not exceeding) $3,250,000, (B) upon the full and final resolution, settlement and/or closure of the matter set forth in item 5 of Schedule 4.8, to the extent that the aggregate amount of Damages caused by, arising out of, attributable to, or resulting from, the matter set forth in item 5 of Schedule 4.8 are equal to or less than $7,500,000 (the “Purchaser Retained Litigation Cap”), then in addition to any amounts paid or borne by Purchaser pursuant to the immediately preceding clause (A) (the “First Dollar Coverage Amount”), Purchaser shall be responsible for, shall pay (or cause to be paid), and shall indemnify, defend and hold harmless the Seller Group from and against the aggregate amount of incremental Damages exceeding the First Dollar Coverage Amount that are caused by, arising out of, attributable to, or resulting from, the matter set forth in item 5 of Schedule 4.8 (such excess, the “Final Resolution Coverage Amount”); provided, that notwithstanding anything in this Agreement to the contrary, (x) in no event shall the sum of Purchaser’s First Dollar Coverage Amount and Final Resolution Coverage Amount exceed the Purchaser Retained Litigation Cap and (y) the Parties agree that in the event the aggregate amount of Damages caused by, arising out of, attributable to, or resulting from, the matter set forth in item 5 of Schedule 4.8 exceed the Purchaser Retained Litigation Cap, then all such excess Damages shall constitute part of the Seller Retained Litigation and be governed by Section 10.1.

(c) From the Execution Date until the full and final resolution, settlement and/or closure of all Seller Retained Litigation, Sellers shall deliver a notice to Purchaser on a monthly basis, which notice shall include (i) the status of each Seller Retained Litigation and (ii) any other information reasonably requested by Purchaser.

Section 6.32 Company Group Credit Document Matters. In the event that the conditions to Sellers’ and Purchaser’s closing obligations set forth in Section 7.1(d) and Section 7.2(d), respectively, are not satisfied prior to the Outside Date, then from and after the Outside Date until the Closing Date, any Company Group Member may enter into amendments, extensions, supplements and/or replacements of any of the Credit Documents and incur such additional Post-Effective Time Credit Document Indebtedness as necessary in order to conduct the Business in the ordinary course, consistent with past practice and the general plan of operations set forth in the Schedule 6.4; provided that (i) Sellers shall (and shall cause the respective Company Group Member to) provide prior written notice to Purchaser of any such amendment, extension, supplement or replacement, or incurring any such additional Post-Effective Time Credit Document Indebtedness and (ii) consent of the Purchaser (not to be unreasonably withheld) shall be required to the extent that such amendment, extension, supplement or replacement would impose additional interest or fees on such Post-Effective Time Credit Document Indebtedness or additional penalties or premiums on the retirement in full of such Post-Effective Time Credit Document Indebtedness.

Section 6.33 Development Opportunities. The Parties agree to the terms set forth on Schedule 6.33.

Article 7
Conditions to Closing

Section 7.1 Sellers’ Conditions to Closing. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Sellers) on or prior to Closing of each of the following conditions precedent:

(a) Representations. The (i) Purchaser Fundamental Representations shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), and (ii) representations and warranties of Purchaser set forth in Article 5 (other than Purchaser Fundamental Representations) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date);

(b) Performance. Purchaser shall have performed and complied with, in all material respects, all covenants and agreements to be performed or complied with by it under this Agreement prior to or on the Closing Date;

(c) No Order or Law. No injunction, order or other Law restraining, enjoining, or otherwise prohibiting or making unlawful the consummation of the transactions contemplated by this Agreement shall have been issued, entered, promulgated or enacted by any Governmental Authority having jurisdiction over any Party and remain in force;

(d) HSR Act. All waiting periods (and any extensions thereof) under the HSR Act applicable to the transactions contemplated hereby, and any agreement or commitment (including any timing agreement or commitment) with any Governmental Authority not to consummate, or to delay the consummation of, the transactions contemplated hereby, shall have expired or been terminated;

(e) Deliveries. Purchaser shall have delivered to Sellers the documents and certificates to be delivered by Purchaser under Section 8.3;

(f) Aggregate Impacts. The sum of, without duplication, (i) all Title Defect Amounts and Environmental Defect Amounts asserted by Purchaser in good faith, plus (ii) the value (as asserted by Purchaser in good faith) of all Casualty Losses to the Assets arising between the Effective Time and Closing (but excluding any Casualty Losses to the extent disclosed on Schedule 4.27), plus (iii) the value of any Consent Adjustment Amount shall, in the aggregate, be less than twenty percent (20%) of the Base Price (and, for the avoidance of doubt, the Title Defect Amounts and Environmental Defect Amounts under this Section 7.1(f) shall be determined by taking into account the Title Defect Threshold, the Defect Deductible and the Environmental Defect Threshold, as applicable) and

(g) Listing. The Purchaser Common Units constituting the Unit Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2 Purchaser’s Conditions to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Purchaser) on or prior to Closing of each of the following conditions precedent:

(a) Representations. The (i) Seller Fundamental Representations and the Company Fundamental Representations shall be true and correct in all respects (except for any de minimis inaccuracies) as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date) and (ii) representations and warranties of Sellers set forth in Article 3 and Article 4 (other than the Seller Fundamental Representations and the Company Fundamental Representations) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date) except for breaches, if any, of such representations and warranties as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect or Company Material Adverse Effect, respectively (without regard to whether such representation or warranty is qualified in terms of materiality, Seller Material Adverse Effect, Company Material Adverse Effect or other non-liquidated materiality qualifiers set forth therein);

(b) Performance. Sellers shall have performed and complied with, in all material respects, all covenants and agreements to be performed or complied with by them under this Agreement prior to or on the Closing Date;

(c) No Order or Law. No injunction, order or other Law restraining, enjoining, or otherwise prohibiting or making unlawful the consummation of the transactions contemplated by this Agreement shall have been issued, entered, promulgated or enacted by any Governmental Authority having jurisdiction over any Party and remain in force;

(d) HSR Act. All waiting periods (and any extensions thereof) under the HSR Act applicable to the transactions contemplated by this Agreement, and any agreement or commitment (including any timing agreement or commitment) with any Governmental Authority not to consummate, or to delay the consummation of, the transactions contemplated hereby, shall have expired or been terminated;

(e) Deliveries. Sellers shall have delivered (or be ready, willing, and able to deliver at Closing) to Purchaser the documents and certificates to be delivered by Sellers and their Affiliates under Section 8.2;

(f) Aggregate Impacts. The sum of, without duplication, all (i) Title Defect Amounts and Environmental Defect Amounts asserted by Purchaser in good faith, plus (ii) the value (as asserted by Purchaser in good faith) of all Casualty Losses to the Assets arising between the Effective Time and Closing (but excluding any Casualty Losses to the extent disclosed on Schedule 4.27), plus (iii) the value of any Consent Adjustment Amount, in the aggregate, be less than twenty percent (20%) of the Base Price (and, for the avoidance of doubt, the Title Defect Amounts and Environmental Defect Amounts under this Section 7.2(f) shall be determined by taking into account the Title Defect Threshold, the Defect Deductible and the Environmental Defect Threshold, as applicable);

(g) Required Consents. Sellers will have obtained from the applicable Third Parties and delivered to Purchaser each of the Consents set forth on Schedule 7.2(g), each in form and substance reasonably satisfactory to Purchaser and duly executed by the applicable counterparty; and

(h) Financial Statements.

(i) Sellers shall have delivered the Audited Financial Statements by the Second Annual Financials Delivery Deadline and the Q2-2025 Financials by the Second Interim Financials Delivery Deadline.

(ii) Except as set forth in the Disclosure Schedules to this Agreement as of the Execution Date or in the Company Group Financial Statements, the Audited Financial Statements shall not include any other material liabilities of the Company Group for which there is not, in the aggregate together with all other incremental reconciliations to the amounts set forth on Schedule 2.7(a), a net decrease to the Base Price.

Article 8
Closing

Section 8.1 Time and Place of Closing. The consummation of the purchase and sale of the Subject Interests contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Sellers, take place electronically (by email or other electronic means) at 10:00 a.m., Houston, Texas time on September 16, 2025 (the “Target Closing Date”), or if all conditions in Article 7 to be satisfied prior to Closing have not yet been satisfied or waived as of the Target Closing Date (other than any such conditions that by their nature may only be satisfied at or in connection with the occurrence of Closing), then the Closing shall occur on the date that is three (3) Business Days after the date that all conditions in Article 7 have been satisfied or waived (other than any such conditions that by their nature may only be satisfied at or in connection with the occurrence of Closing), subject to the provisions of Article 9. The date on which the Closing occurs is referred to herein as the “Closing Date.” All actions to be taken and all documents and instruments to be executed and delivered at Closing shall be deemed to have been taken, executed, and delivered simultaneously and, except as permitted hereunder, no actions shall be deemed taken nor any document or instrument executed or delivered until all actions have been taken and all documents and instruments have been executed and delivered.

Section 8.2 Obligations of Sellers at Closing. At the Closing (or earlier if indicated below), upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 8.3, Sellers shall deliver or cause to be delivered to Purchaser (or, if another Person is specified below, to such other Person) the following:

(a) the Assignment Agreement transferring the Subject Interests to Purchaser, duly executed by each Seller;

(b) certificates representing all of the Subject Interests that are shares of stock, duly endorsed in blank or accompanied by a duly executed stock power;

(c) a valid IRS Form W-9 properly completed and duly executed by each Seller (or by such Seller’s regarded owner if such Seller is disregarded as an entity separate from such owner);

(d) a certificate duly executed by an authorized officer of each Seller, dated as of Closing, certifying on behalf of each Seller that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied;

(e) a certificate duly executed by an authorized officer of each Seller, in a form reasonably acceptable to Purchaser, dated as of the Closing Date, certifying that (i) attached are true and correct copies of the resolutions or consent of such Seller’s governing body authorizing the execution, delivery and performance of this Agreement, the Transaction Documents and the other documents to which it is a party contemplated hereby and thereby and the consummation of the transactions contemplated by this Agreement, (ii) that all such resolutions are in full force and effect and have not been repealed, contravened or amended and (iii) such resolutions constitute all resolutions adopted in connection with the transactions contemplated by this Agreement;

(f) certificates of good standing (or equivalent thereof) of each Company Group Member from the Secretary of State of the applicable jurisdiction of incorporation or formation of such member of the Company Group, in each case, dated within ten (10) days of the Closing Date;

(g) where approvals are received by Sellers pursuant to a filing or application under Section 6.2, copies of those approvals;

(h) an acknowledgement of the Preliminary Settlement Statement used at Closing, duly executed by each Seller;

(i) joint written instruction executed by an officer of Seller to the Escrow Agent to transfer the Deposit to Sellers;

(j) (i) at least five (5) Business Days prior to the Target Closing Date, drafts of the Payoff Letters and Payoff Releases for Purchaser’s review and reasonable comment and (ii) at least one (1) Business Day prior to the Closing, the Payoff Letters and Payoff Releases duly executed by the applicable lenders or other obligees or their agent;

(k) duly executed resignations and releases, in form reasonably satisfactory to Purchaser, of each of the directors, managers and officers of each member of the Company Group Members, such resignations and releases to be effective as of the Closing;

(l) all consents, bank signatory cards or other approvals necessary in order to (i) permit any Person specified by Purchaser in writing to Sellers prior to Closing to control, immediately following the Closing, the Bank Accounts and (ii) remove authority or approval for all signatories thereto to control or access, immediately following the Closing and thereafter, the Bank Accounts;

(m) the Transition Service Agreement, substantially in the form attached hereto as Exhibit C (the “Transition Services Agreement”), duly executed by IKAV Energy, Inc.;

(n) a counterpart of the Registration Rights and Lock-Up Agreement, substantially in the form attached hereto as Exhibit D duly executed by each transferee of Sellers to receive Unit Consideration and who elects (at its sole discretion) to become a party thereto (the “Registration Rights and Lock-Up Agreement”);

(o) evidence (in form and substance reasonably acceptable to Purchaser) of the termination of all Related Party Contracts;

(p) evidence (in form and substance reasonably acceptable to Purchaser) of the termination, liquidation and unwinding of all Excluded Hedges in accordance with Section 6.12;

(q) an executed Colorado Department of Revenue Form 1083; and

(r) all other instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Purchaser.

Section 8.3 Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Sellers of their obligations pursuant to Section 8.2, Purchaser shall deliver or cause to be delivered to Sellers (or, if another Person is specified below, to such other Person) the following:

(a) payment by wire transfer of same-day funds in an amount equal to the Closing Payment to the accounts and in the proportions designated in the Preliminary Settlement Statement;

(b) payment by wire transfer of same-day funds in the amounts and to the accounts designated in the Payoff Letters;

(c) joint written instruction executed by an officer of Purchaser to the Escrow Agent to transfer the Deposit to Sellers;

(d) payment by wire transfer of same-day funds to the Escrow Agent in an amount equal to the Defect Escrow Amount, if any, to be held, in the Defect Escrow Account;

(e) the Assignment Agreement, duly executed by Purchaser;

(f) a certificate by an authorized officer of Purchaser, dated as of Closing, certifying on behalf of Purchaser that the conditions set forth in Section 7.1(a) and Section 7.1(b) have been satisfied;

(g) where approvals are received by Purchaser pursuant to a filing or application under Section 6.2, copies of those approvals;

(h) an acknowledgement of the Preliminary Settlement Statement used at Closing, duly executed by Purchaser;

(i) the Transition Services Agreement, duly executed by Purchaser;

(j) the Registration Rights and Lock-Up Agreement, duly executed by Purchaser;

(k) an acknowledgement duly executed by the Transfer Agent stating (i) the Transfer Agent has been instructed by Purchaser to create a book-entry account for Sellers and credit Sellers’ account(s) with the number of Purchaser Common Units equal to the Adjusted Unit Consideration as set forth in the Preliminary Settlement Statement, (ii) the Transfer Agent has been instructed by Purchaser and Sellers to transfer all or a portion of such units to Sellers’ designated transferees, subject to compliance by the Sellers and such transferees with Section 2.8, and (iii) Purchaser has issued the Purchaser Common Units equal to the Adjusted Unit Consideration as set forth in the Preliminary Settlement Statement to Sellers’ account(s);

(l) evidence reasonably satisfactory to Sellers that Purchaser shall have (i) filed a supplemental listing application with the NYSE with respect to the issuance of the Adjusted Unit Consideration and (ii) the Purchaser Common Units have been approved and authorized for listing on the NYSE; and

(m) all other instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Sellers.

Article 9
Termination

Section 9.1 Termination. This Agreement may be terminated at any time prior to Closing:

(a) by the mutual prior written consent of Purchaser and Sellers;

(b) by either Purchaser or Sellers, by written notice to the other Party at any time after the Outside Date and prior to the Closing, if Closing has not occurred on or before the Outside Date; provided, however, that no Party shall be entitled to terminate this Agreement under this Section 9.1(b) if such Party is then in material breach of any of its representations, warranties or covenants contained in this Agreement, which material breach is, individually or in the aggregate, the primary cause of the Closing having not occurred on or before the Outside Date;

(c) by either Purchaser or Sellers, by written notice to the other Party, if a Governmental Authority shall have issued, entered, promulgated or enacted any order or other Law or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits or makes unlawful the consummation of the transactions contemplated hereby; provided, however, that no Party shall be entitled to terminate this Agreement under this Section 9.1(c) if such Party is then in material breach of any of its representations, warranties or covenants contained in this Agreement, which material breach is, individually or in the aggregate, the primary cause of such final and non-appealable order, other Law or other action;

(d) by Purchaser if there has been (i) a breach of a representation and warranty made by Sellers or any member of the Company Group in this Agreement where such breach has resulted or would reasonably be expected to result in the failure of any of the conditions set forth in Section 7.2 to be satisfied as of the Outside Date, or (ii) a breach or failure to perform any covenant set forth in this Agreement to be performed, complied with or satisfied by Sellers or any member of the Company Group (including a failure to consummate the Closing in accordance with the terms and subject to the conditions in this Agreement upon the satisfaction of Sellers’ conditions set forth in Section 7.1) where such breach or failure to perform would result in any of the conditions set forth in Section 7.2 of not being capable of being satisfied as of the Outside Date (provided that Purchaser has provided written notice of such breach or failure to perform to Sellers, if curable, and such breach or failure has not been cured by the earlier of (A) within ten (10) Business Days after the delivery of such notice and (B) the Outside Date);

(e) by Sellers if there has been (i) a breach of a representation and warranty made by Purchaser in this Agreement where such breach has resulted or would reasonably be expected to result in the failure of any of the conditions set forth in Section 7.1 to be satisfied as of the Outside Date, or (ii) a breach or failure to perform any covenant set forth in this Agreement to be performed, complied with or satisfied by Purchaser (including a failure to consummate the Closing in accordance with the terms and subject to the conditions in this Agreement upon the satisfaction of Purchaser’s conditions set forth in Section 7.2) where such breach or failure to perform would result in any of the conditions set forth in Section 7.1 of not being capable of being satisfied as of the Outside Date (provided that Sellers have provided written notice of such breach or failure to perform to Purchaser, if curable, and such breach or failure has not been cured by the earlier of (A) within ten (10) Business Days after the delivery of such notice and (B) the Outside Date);

(f) by Sellers, if Purchaser fails to fund the Deposit in accordance with Section 2.3; or

(g) by Purchaser, if (i) Sellers fail to deliver the Audited Financial Statements by the Second Annual Financials Delivery Deadline (provided, such termination right shall cease to apply unless Purchaser otherwise exercises such right on or prior to the expiration of five (5) Business Days following the Second Annual Financials Delivery Deadline), (ii) Sellers fail to deliver the Q2-2025 Financials by the Second Interim Financials Delivery Deadline (provided, such termination right shall cease to apply unless Purchaser otherwise exercises such right on or prior to the expiration of five (5) Business Days following the Second Interim Financials Delivery Deadline), or (iii) there is a Credit Document Enforcement Action;

provided, however, that no Party shall be entitled to terminate this Agreement pursuant to Sections 9.1(d) or (e) if such Party is then in breach of any of its representations, warranties or covenants contained in this Agreement, which breach is or would otherwise result in being, individually or in the aggregate, the primary cause of the failure of a condition set forth in Section 7.1 or Section 7.2, as applicable.

Section 9.2 Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no further force or effect (except for the Confidentiality Agreement and the provisions of Section 3.9 (Liability for Brokers’ Fees), Section 4.42 (Liability for Brokers’ Fees), Section 5.11 (Liability for Brokers’ Fees), Section 6.1(d) (Access), Section 6.3 (Public Announcements; Confidentiality), Article 9 (Termination), Article 14 (Miscellaneous) (other than Section 14.15 and Section 14.17, which shall terminate), and Appendix A (Definitions), which shall continue in full force and effect).

(b) If (i) all conditions precedent to the obligations of Purchaser set forth in Section 7.2 have been satisfied or waived in writing by Purchaser, and Sellers have performed or are ready, willing and able to perform all of their obligations under Section 8.2 (or would have been ready, willing and able to perform such obligations but for the breach or failure of any of Purchaser’s representations, warranties, or covenants hereunder and except for any such conditions that by their nature may only be satisfied at or in connection with the occurrence of Closing, but subject to the satisfaction of all such conditions at Closing), and (ii) the Closing has not occurred solely as a result of the breach or failure of any of Purchaser’s representations, warranties, or covenants hereunder, including, if and when required, Purchaser’s obligations to consummate the transactions contemplated hereunder at Closing, such that Sellers have the right to terminate this Agreement pursuant to Section 9.1(e) (or pursuant to Section 9.1(b) at a time when Sellers have the right to terminate this Agreement pursuant to Section 9.1(e)), then Sellers shall be entitled, as the sole and exclusive remedy of the Seller Group against any member of the Purchaser Group for the failure to consummate the transactions contemplated hereunder at Closing, to terminate this Agreement and receive the Deposit as liquidated damages hereunder. EACH OF SELLERS AND PURCHASER ACKNOWLEDGES AND AGREES THAT IF SELLERS RECEIVE THE DEPOSIT IN ACCORDANCE WITH THIS Section 9.2(b), THEN (I) ACTUAL DAMAGES UPON THE EVENT OF A TERMINATION ARE DIFFICULT TO ASCERTAIN WITH ANY CERTAINTY, (II) THE DEPOSIT IS A FAIR AND REASONABLE ESTIMATE BY THE PARTIES OF SUCH AGGREGATE ACTUAL DAMAGES, AND (III) THE PAYMENT OF THE DEPOSIT DOES NOT CONSTITUTE A PENALTY.

(c) If (i) all conditions precedent to the obligations of the Sellers set forth in Section 7.1 have been satisfied or waived in writing by Sellers, and Purchaser has performed or is ready, willing and able to perform all of its obligations under Section 8.3 (or would have been ready, willing and able to perform such obligations but for the breach or failure of any of the Sellers’ representations, warranties, or covenants hereunder and except for any such conditions that by their nature may only be satisfied at or in connection with the occurrence of Closing, but subject to the satisfaction of all such conditions at Closing), and (ii) the Closing has not occurred solely as a result of the breach or failure of any of the Sellers’ representations, warranties, or covenants hereunder, including, if and when required, Sellers’ obligations to consummate the transactions contemplated hereunder at Closing, such that Purchaser has the right to terminate this Agreement pursuant to Section 9.1(d) (or pursuant to Section 9.1(b) at a time when Purchaser has the right to terminate this Agreement pursuant to Section 9.1(d)), then Purchaser shall promptly elect in writing, as the sole and exclusive remedy of the Purchaser Group against any member of the Seller Group for the failure to consummate the transactions contemplated hereunder at Closing, to either (A) exercise its right to require Sellers’ specific performance of this Agreement as provided in Section 14.15, or (B) terminate this Agreement and receive a return of the Deposit (which will be released and paid to Purchaser in accordance with the Escrow Agreement), plus recover from Sellers (jointly and severally) a cash amount equal to the Expense Reimbursement for the sole account and use of Purchaser as liquidated damages hereunder, and Sellers shall deliver such amount to Purchaser, in immediately available funds, no later than three (3) Business Days after the date of such termination. If Purchaser elects the remedy of specific performance contemplated by clause (A) but such remedy is not awarded by courts of competent jurisdiction, the Purchaser shall be entitled to the remedy contemplated by clause (B), in each case, in accordance with the terms and conditions set forth herein; provided that Purchaser may simultaneously pursue any (one or more) of the foregoing remedies but in no event shall Purchaser be permitted or entitled to receive both of the remedies described in the immediately foregoing clauses (A) and (B). EACH OF SELLERS AND PURCHASER ACKNOWLEDGES AND AGREES THAT IF PURCHASER RECEIVES LIQUIDATED DAMAGES IN ACCORDANCE WITH THIS SECTION 9.2(c), THEN (I) ACTUAL DAMAGES UPON THE EVENT OF A TERMINATION ARE DIFFICULT TO ASCERTAIN WITH ANY CERTAINTY, (II) SUCH LIQUIDATED DAMAGES AMOUNT IS A FAIR AND REASONABLE ESTIMATE BY THE PARTIES OF SUCH AGGREGATE ACTUAL DAMAGES, AND (III) THE PAYMENT OF SUCH LIQUIDATED DAMAGES DOES NOT CONSTITUTE A PENALTY.

(d) If this Agreement is terminated pursuant to Section 9.1(g)(i) or (ii), then (i) the Parties shall promptly provide (but in any event no more than three (3) Business Days after termination of this Agreement) joint written instructions to the Escrow Agent in accordance with the Escrow Agreement to deliver the Deposit to Purchaser, free of any claims by Sellers or any other Person with respect thereto and (ii) Purchaser shall be entitled to recover from Sellers (jointly and severally), in addition to (but without duplication) the Delinquent Delivery Payment, an amount equal to Purchaser’s and its Affiliates actual, documented out-of-pocket costs and expenses (including reasonable fees, costs and expenses of counsel, accountants or other advisors or service providers) incurred in connection with, or in preparation for, the negotiation, diligence, performance and consummation of the Transaction Documents, in an amount up to, Ten Million Dollars ($10,000,000).

(e) If this Agreement is terminated pursuant to Section 9.1(g)(iii), then pursuant to the terms of the Escrow Agreement, (i) the Escrow Agent shall be authorized to deliver the Deposit to Purchaser, free of any claims by Sellers or any other Person with respect thereto, upon receipt of an instruction letter executed by Purchaser and (ii) Purchaser shall be entitled to recover from Sellers (jointly and severally), in addition to (but without duplication) of any Delinquent Delivery Payment payable, an amount equal to Purchaser’s and its Affiliates actual, documented out-of-pocket costs and expenses (including reasonable fees, costs and expenses of counsel, accountants or other advisors or service providers) incurred in connection with, or in preparation for, the negotiation, diligence, performance and consummation of the Transaction Documents, in an amount up to Ten Million Dollars ($10,000,000).

(f) If this Agreement is terminated for any reason other than pursuant to Section 9.1(g) or Section 9.2(b), the Parties shall promptly provide (but in any event no more than three (3) Business Days after termination of this Agreement) joint written instructions to the Escrow Agent in accordance with the Escrow Agreement to deliver the Deposit to Purchaser, free of any claims by Sellers or any other Person with respect thereto.

(g) If a Party resorts to legal proceedings to enforce this Agreement or any part hereof, the prevailing Party in such proceedings shall be entitled to recover all costs incurred by such Party, including reasonable attorneys’ fees, in addition to any other relief to which such Party may be entitled. In any proceeding to enforce the remedy of specific performance of this Agreement in accordance with Section 9.2(c), Purchaser shall not be required to prove actual damages or post any bond.

(h) Notwithstanding anything to the contrary in this Agreement, each Party acknowledges and agrees if Closing fails to occur for any reason, such Party’s sole and exclusive remedy against the other Party under or relating to this Agreement or the transactions contemplated hereby (whether in contract, tort, law or otherwise) shall be to exercise an applicable remedy set forth in this Section 9.2.

Article 10
Survival; Indemnification

Section 10.1 Survival. Subject to and without limitation of any of Purchaser’s rights or remedies pursuant to the R&W Policy (including time periods during which claims may be made by Purchaser thereunder), the Parties, intending to modify any applicable statute of limitations, agree that the representations and warranties in this Agreement and in any certificate delivered pursuant hereto by any Person shall terminate effective as of the Closing and shall not survive the Closing for any purposes, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect thereof, except in the case of Fraud. The agreements and covenants made in this Agreement (i) to be performed prior to Closing shall survive the Closing for a period of one hundred twenty (120) days, and (ii) that by their express terms, are to be performed by Sellers or Purchaser in whole or in part following the Closing, shall survive the Closing until fully performed. The date of which each applicable survival period expires as provided in this Section 10.1 is herein referred to as an “Expiration Date.” Notwithstanding anything to the contrary set forth herein, from and after the Closing Date, Sellers shall be responsible for, shall pay, and shall indemnify, defend and hold harmless, in each case, jointly and severally, the Purchaser Group from and against any and all Damages caused by, arising out of, attributable to, or resulting from, the Seller Retained Litigation.

Section 10.2 Waiver of Remedies.

(a) Except with respect to (i) Fraud, (ii) claims for specific performance pursuant to Section 14.15, and (iii) any of the covenants in this Agreement or the other Transaction Documents that survive the Closing, each Party knowingly, willingly and irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of its Affiliates and Representatives, that from and after the Closing, to the fullest extent permitted under applicable Law, it hereby irrevocably waives any and all rights, claims and causes of action it may have against any Person relating to (x) the furnishing to Purchaser or any of its Affiliates or Representatives, or Purchaser’s use of, any due diligence information, (y) the operation of Sellers, any Company Group Member or its business, or (z) the subject matter of this Agreement or any other document contemplated hereby, and the transactions contemplated by this Agreement, in each case whether or not arising under, or based upon, any Law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy).

(b) FURTHERMORE, WITHOUT LIMITING THE GENERALITY OF THIS Section 10.2, FROM AND AFTER THE CLOSING, OTHER THAN (I) IN THE CASE OF FRAUD, (II) AS SET OUT IN Section 14.15, AND (III) WITH RESPECT TO ANY OF THE COVENANTS IN THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS THAT SURVIVE THE CLOSING, NO ACTION, SUIT, CLAIM, INVESTIGATION OR PROCEEDING WILL BE BROUGHT, ENCOURAGED, SUPPORTED OR MAINTAINED BY, OR ON BEHALF OF, ANY PARTY OR ITS AFFILIATES (INCLUDING THE COMPANY) AGAINST THE OTHER PARTY OR ITS AFFILIATES, AND NO RECOURSE WILL BE SOUGHT OR GRANTED AGAINST ANY OF THEM, BY VIRTUE OF, OR BASED UPON, ANY ALLEGED MISREPRESENTATION OR INACCURACY IN, OR BREACH OF, ANY OF THE REPRESENTATIONS, WARRANTIES, COVENANTS OR AGREEMENTS OF ANY PERSON SET FORTH OR CONTAINED IN THIS AGREEMENT OR ANY OTHER DOCUMENT CONTEMPLATED HEREBY OR ANY CERTIFICATE, INSTRUMENT, AGREEMENT OR OTHER DOCUMENT DELIVERED HEREUNDER, THE SUBJECT MATTER OF THIS AGREEMENT OR ANY OTHER DOCUMENT CONTEMPLATED HEREBY, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE BUSINESS, THE OWNERSHIP, OPERATION, MANAGEMENT, USE OR CONTROL OF THE BUSINESS OF THE COMPANY, ANY OF ITS ASSETS, OR ANY ACTIONS OR OMISSIONS AT, OR PRIOR TO, THE CLOSING. FURTHERMORE, WITHOUT LIMITING THE GENERALITY OF THIS Section 10.2, FROM AND AFTER THE CLOSING, Purchaser WILL NOT BE ENTITLED TO RESCIND THIS AGREEMENT OR TREAT THIS AGREEMENT AS TERMINATED BY REASON OF ANY BREACH OF THIS AGREEMENT, AND Purchaser KNOWINGLY, WILLINGLY, IRREVOCABLY AND EXPRESSLY WAIVES ANY AND ALL RIGHTS OF RESCISSION IT MAY HAVE IN RESPECT OF ANY SUCH MATTER.

(c) Each Party knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of its Affiliates, that (i) the agreements contained in this Section 10.2 require performance after the Closing to the maximum extent permitted by applicable Law, will survive the Closing or the termination of this Agreement, and (ii) are an integral part of the transactions contemplated by this Agreement and that, without the agreements set forth in this Section 10.2, no Party would enter into this Agreement.

Section 10.3 Exclusive Remedies. Except in the case of Fraud or with respect to the matters addressed in Section 2.4 (which, for the avoidance of doubt, shall be settled as set forth in Section 2.7 and not pursuant to any of the provisions of this Article 10), the sole and exclusive remedies for any and all claims and Damages against any Party to the extent arising under, out of, related to or in connection with this Agreement and the transactions contemplated hereby, whether arising at law or in equity (including strict liability and tort), shall be pursuant to (i) the insurance coverage provided by the R&W Policy, (ii) Fraud, (iii) Section 9.2, (iv) claims for specific performance pursuant to Section 14.15, (v) claims for any of the covenants in this Agreement or the other Transaction Documents that survive the Closing, (vi) this Article 10, and (vii) Article 12. In furtherance of the foregoing, and except for the remedies set forth in the immediately preceding sentence, each Party (each on its own behalf and on behalf of their respective Affiliates and Representatives) hereby waives to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty) that may be based upon, arise out of, or relate to any of the Company Group Member, this Agreement, the negotiation, execution or performance of this Agreement (including any tort or breach of contract claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), or the transactions contemplated hereby, known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the other arising under or based upon any applicable Law, common law or otherwise.

Section 10.4 Fraud. Notwithstanding anything else in this Agreement to the contrary, nothing in this Agreement shall be construed to limit any claim for Fraud or any remedies that may be available to a Party in connection with any claim for Fraud.

Article 11
Tax Matters

Section 11.1 Proration of Taxes. For purposes of determining the Pre-Effective Time Company Taxes and Post-Effective Time Company Taxes, (a) Company Taxes that are attributable to the severance or production of Hydrocarbons (other than such Company Taxes that are Income Taxes or that are ad valorem, property or similar Asset Taxes imposed on a periodic basis) shall be allocated to the Tax period (or portion of any Straddle Period) in which the severance or production giving rise to such Company Taxes occurred, (b) Company Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than such Company Taxes that are Income Taxes or that are ad valorem, property or similar Company Taxes imposed on a periodic basis, or described in clause (a)) shall be allocated to the Tax period (or portion of any Straddle Period) in which the transaction giving rise to such Company Taxes occurred, (c) Company Taxes that are ad valorem, property or other similar Company Taxes (including Colorado Oil and Gas Property Taxes) imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the Pre-Effective Time Tax Period and the Post-Effective Time Tax Period by prorating each such Asset Tax based on the number of days in the applicable Straddle Period that occur before the day of the Effective Time, on the one hand, and the number of days in such Straddle Period that occur on or after the day of the Effective Time, on the other hand, and (d) any other Company Taxes, including Income Taxes payable with respect to a Straddle Period, shall be allocated between the Pre-Effective Time Tax Period and the Post-Effective Time Tax Period by determining (i) the amount of such Company Taxes that would be payable if the Straddle Period ended and the books of the applicable Company were closed on the date immediately preceding the date on which the Effective Time occurs, which amount shall be a Pre-Effective Time Company Tax, and (ii) the amount of such Company Taxes that would be payable if the Straddle Period began on the date on which the Effective Time occurs, which amount shall be a Post-Effective Time Company Tax; provided, that, exemptions, allowances, or deductions that are calculated on an annual basis shall be allocated between the period ending on the day immediately prior to the Effective Time and the period beginning on the day on which the Effective Time occurs in proportion to the number of calendar days in each period. For purposes of applying this Section 11.1 to the Asset Taxes described in the above clause (c), the period for such Asset Taxes shall begin on the date on which ownership of the applicable Assets gives rise to liability for the particular Asset Tax and shall end on the day before the next such date. For purposes of clause (c) of the preceding sentence, the amount of any Colorado Oil and Gas Property Taxes assessed or assessable for the Tax period beginning on (x) January 1, 2025 (that are based on 2024 production) shall be a Pre-Effective Time Company Tax and (y) January 1, 2026 (that are based on 2025 production) shall be a Pre-Effective Time Company Tax based on the number of days the Subject Interests were owned from January 1, 2025, to the day before the date on which the Effective Time occurs, and shall be a Post-Effective Time Company Tax based on the number of days the Subject Interests were owned from the date on which the Effective Time occurs through December 31, 2025. The Parties agree that, for the avoidance of doubt, any Colorado severance Taxes allocated pursuant to this Section 11.1 will be the amount of such severance taxes as determined after applying any credits permitted under Colorado Revised Statutes, Title 39, Article 29, Sec. 39-29-105(2), and any such credit shall be treated as part of the mechanical determination of Colorado severance Taxes and shall not be treated as a separate tax attribute or asset of the Sellers under this Agreement.

Section 11.2 Taxes Included in Purchase Price Adjustments. To the extent the actual amount of a Company Tax is not known at the time an adjustment is to be made with respect to the Closing Payment pursuant to Section 2.4 or Section 2.7, the Parties shall utilize the most recent information available in estimating the amount of such Company Tax for purposes of such adjustment.

Section 11.3 Tax Returns. Sellers shall prepare and timely file or cause to be prepared and timely filed (a) all Income Tax Returns of the Company Group Members for any taxable period ending at or before the Effective Time and (b) all other Tax Returns required to be filed by or with respect to the Company Group Members which are due (taking into account applicable extensions) prior to the Closing Date and shall timely pay all Taxes shown as due thereon. All such Tax Returns shall be prepared in a manner consistent with practices followed in prior taxable periods except as required by applicable Law, and Sellers shall provide a draft of all such Tax Returns reasonably in advance of the due date (taking into account any applicable extensions) for filing such Tax Return, together with reasonably detailed supporting documentation and workpapers, to Purchaser for Purchaser’s review and comment. Sellers shall consider in good faith any comments made by Purchaser with respect to such Tax Returns. Subject to the Transition Services Agreement, Purchaser shall prepare and timely file or cause to be prepared and timely filed all other Tax Returns required to be filed by or with respect to each Company Group Member or with respect to the Assets for taxable periods beginning at or before the Effective Time that are required to be filed after the Closing Date. To the extent that any such Tax Return is filed prior to the final determination of the Adjusted Purchase Price, (x) all such Tax Returns shall be prepared in a manner consistent with practices followed in prior taxable periods except as required by applicable Law, and (y) Purchaser will deliver a copy of such Tax Return reasonably in advance of the due date (taking into account any applicable extensions) for filing such Tax Return, together with reasonably detailed supporting documentation and workpapers, to Sellers for Sellers’ review and comment and shall consider in good faith any comments made by Sellers with respect to such Tax Return.

Section 11.4 Tax Cooperation. Purchaser and Sellers shall, and shall cause their respective Affiliates to, reasonably cooperate as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other Proceeding with respect to Taxes imposed on or with respect to the assets, operations or activities of the Company Group. Such cooperation shall include the retention and (upon the other Party’s reasonable request) the provision of records and information which are reasonably relevant to any such Tax Return or audit, litigation, or other Proceeding with respect to Taxes and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 11.5 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any sales, use, New Mexico gross receipts, New Mexico compensating, transfer, real property transfer, registration, documentary, stamp, value added, or similar Taxes imposed on or payable on the sale of the Subject Interests to Purchaser pursuant to Section 2.1 of this Agreement (“Transfer Taxes”) shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Sellers. Sellers shall pay to Purchaser fifty percent (50%) of any such Transfer Taxes and Purchaser shall prepare and timely file any Tax Returns required to be filed with respect to any Transfer Taxes, promptly provide a copy of such Tax Returns to Sellers and pay all Transfer Taxes to the applicable Governmental Authority. Sellers and Purchaser shall, and shall cause their respective Affiliates to, cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes and timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 11.6 Tax Contests. Following the Closing and until the Final Settlement Statement is finally determined pursuant to Section 2.7, if any Party receives a written notice of any Tax audit, assessment or other Proceeding with respect Taxes of any Company Group Member for a Pre-Effective Time Tax Period (a “Tax Proceeding”), such Party shall notify the other Party within ten (10) days of receipt of such notice; provided that the failure of Purchaser to provide such notice will not relieve Sellers of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit Sellers to effectively defend against or participate in a Tax Proceeding or otherwise prejudices Sellers’ ability to defend against or participate in a Tax Proceeding. Such notice shall include a copy of the relevant portion of any correspondence received from the relevant Governmental Authority and shall describe in reasonable detail the nature of such Tax Proceeding to the extent known by Purchaser. Purchaser and Sellers shall use commercially reasonable efforts to cooperate with each other in the conduct of any Tax Proceeding following the Closing and until the Final Settlement Statement is finally determined pursuant to Section 2.7. Purchaser shall control the conduct of, manage and settle or compromise any Tax Proceeding; provided, that until the Final Settlement Statement is finally determined pursuant to Section 2.7, Purchaser shall keep Seller reasonably informed regarding the progress and substantive aspects of any such Tax Proceeding and Seller shall be entitled at its expense to reasonably participate in any such Tax Proceeding; provided, further, that before the Final Settlement Statement is finally determined pursuant to Section 2.7, Purchaser shall not compromise or settle any such Tax Proceeding without obtaining a Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 11.7 Purchase Price Allocation. Within sixty (60) days after the final determination of the Adjusted Purchase Price under Section 2.7, Purchaser shall prepare and deliver to Sellers an allocation of the Base Price (and any other amounts treated as consideration for Tax purposes) among the assets of SIMCOE and Simlog (and any other Company Group Member that is disregarded as an entity separate from SIMCOE or Simlog under Treasury Regulation Section 301.7701-3) in accordance with Section 1060 of the Code (the “Tax Allocation”). If Purchaser does not receive any written notice of objection to the Tax Allocation within thirty (30) days of delivery of the Tax Allocation to Sellers, the Tax Allocation shall be deemed agreed to in its entirety by the Parties. If a written notice of objection is timely delivered to Purchaser, the Parties shall negotiate in good faith for a period of twenty (20) days to resolve such dispute. If, during such period, the Parties resolve their differences in writing as to any disputed item, such resolved items shall be deemed agreed to by the Parties. In the event that the Parties do not resolve a disputed item in the Tax Allocation prior to the end of the period, then Purchaser and Sellers shall submit all items that remain in dispute with respect to the Tax Allocation to the Accounting Arbiter in accordance with the procedures set forth in Section 2.7(f). The Parties shall request that the Accounting Arbiter make a decision with respect to all such items within forty-five (45) days after the submission of such items to the Accounting Arbiter, and in any event as promptly as practicable. The Accounting Arbiter’s final determination with respect to such matters shall be set forth in a written statement by the Accounting Arbiter delivered simultaneously to Sellers and Purchaser and shall, absent manifest error, be final, conclusive and binding on the Parties. Purchaser and Sellers shall use commercially reasonable efforts to update the Tax Allocation in accordance with Section 1060 of the Code following any subsequent adjustment to the Base Price pursuant to this Agreement, and Purchaser and Sellers shall, and shall cause their respective Affiliates to, report consistently with the agreed portion of the Tax Allocation, as adjusted, on all Tax Returns, including IRS Form 8594 (Asset Acquisition Statement under Section 1060), and not take any position for Tax purposes (whether on any Tax Return, in any Proceeding with respect to Taxes or otherwise) that is inconsistent with the Tax Allocation, as adjusted, unless otherwise required by a “determination” as defined in Section 1313(a) of the Code (or any corresponding or similar provision of applicable state or local Tax Law); provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any audit, litigation or other Proceeding in connection with such Tax Allocation.

Section 11.8 Post-Closing Actions. Following the Closing and until the Final Settlement Statement is finally determined pursuant to Section 2.7, except as required by applicable Law, without the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall not cause or permit any of its Affiliates (including any of the Company Group Members) to, (i) amend any material Tax Return of any Company Group Member for any Pre-Effective Time Tax Period, (ii) make or change any material Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Tax Return for any Pre-Effective Time Tax Period, or (iii) file any voluntary disclosure agreement, participate in any arrangement similar to a voluntary disclosure agreement or voluntarily approach any Governmental Authority regarding any failure to file Company Tax Returns or pay Taxes with respect to any Company Tax Returns for any Pre-Effective Time Tax Period, in each case if any such action could reasonably be expected to materially increase the Tax liability of Sellers or their Affiliates (other than Company Group Members).

Section 11.9 Tax Treatment of Payments from One Party to Another. The Parties agree that any payments made by one Party to the other Party pursuant to Section 2.4 or Section 2.7 shall be treated for all Tax purposes as an adjustment to the Base Price unless otherwise required by Law.

Section 11.10 Tax Sharing Agreements. All Tax sharing agreements or similar agreements between the Company Group Members, on the one hand, and any of the Sellers and their Affiliates, on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, no Company Group Member shall be bound thereby or have any liability thereunder.

Article 12
Title and Environmental Matters

Section 12.1 Purchaser’s Title Rights. Subject to Article 10 and except with respect to (x) the representations and warranties set forth in Article 3 and Article 4 or the certificate to be delivered by Sellers at Closing pursuant to Section 8.2(d), and (y) Purchaser’s right to terminate this Agreement pursuant to Section 9.1 and the conditions to Closing set forth in Section 7.2, (a) the provisions of this Article 12 provide Purchaser’s sole and exclusive remedy with respect to any Title Defects or other deficiencies or defects in the Company Group’s title to the Assets, and (b) Sellers hereby expressly disclaim and negate all other representations and warranties of title whatsoever, whether express, implied, statutory, or otherwise.

Section 12.2 Defensible Title.

(a) As used in this Agreement, the term “Defensible Title” means, title of the Company Group to the Leases, Mineral Interests, Units and Wells that, as of the Effective Time through and including the Closing Date, is (x) deducible of record or (y) beneficial title evidenced by unrecorded instruments or elections, in each case, made or delivered pursuant to joint operating agreements, pooling agreements, production sharing agreements, unitization agreements or similar agreements, subject to Permitted Encumbrances, and that:

(i) as to the applicable Target Formation, entitles the Company Group to receive a Net Revenue Interest, in the case of any Lease, Unit, Well, or Mineral Interest, as applicable, that is not less than the Net Revenue Interest percentage shown for each Target Formation as to such Lease, Unit, Well, or Mineral Interest in Exhibit A-1, Exhibit A-2, Exhibit A-3, or Exhibit A-4, as applicable, over the productive life of such Lease, Unit, Well, or Mineral Interest; except, (A) any decreases in connection with those operations in which any Company Group Member may elect after the Execution Date to be a non-consenting co-owner in accordance with (and without breaching) the terms hereof, (B) any decreases resulting from reversion of interest to co-owners with respect to operations in which such co-owners elect, after the Execution Date, not to consent, (C) any decreases resulting from the establishment or amendment, after the Execution Date, of production sharing agreements, pools or units in accordance with the terms hereof, (D) any decreases required to allow other Working Interest owners to make up or settle Imbalances, or (E) as otherwise expressly stated in Exhibit A-1, Exhibit A-2, Exhibit A-3, or Exhibit A-4, as applicable;

(ii) as to the applicable Target Formation, obligates the Company Group to bear a Working Interest, in the case of any Lease, Unit, Well or Mineral Interest, as applicable, that is no greater than the Working Interest shown for each Target Formation as to such Lease, Unit, Well or Mineral Interest in Exhibit A-1, Exhibit A-2, Exhibit A-3, or Exhibit A-4, as applicable, over the productive life of such Lease, Unit, Well, or Mineral Interest; except (A) as expressly stated in Exhibit A-1, Exhibit A-2, Exhibit A-3, or Exhibit A-4, as applicable, (B) any increases resulting from contribution requirements with respect to defaulting co-owners after the Execution Date under applicable operating agreements or forced pooling orders or applicable Law or (C) increases that are accompanied by at least a proportionate increase in Company Group’s Net Revenue Interest in such Target Formation;

(iii) as to the applicable Target Formation, entitles the Company Group to ownership of not less than the Net Acres set forth on Exhibit A-1 for such Lease or Exhibit A-2 for such Unit, as applicable; and

(iv) is free and clear of Encumbrances.

(b) As used in this Agreement, the term “Title Defect” means any Encumbrance, obligation or defect that causes the Company Group to collectively not have Defensible Title to any individual Lease, Unit or Well, in each case as to the applicable Target Formation; provided, that, in no event shall any of the following be considered or constitute a Title Defect: (i) any defect arising out of lack of survey or lack of metes and bounds descriptions, unless a survey is expressly required by applicable Law; (ii) any defect in the chain of title consisting of the failure to recite marital status in a document, lack of spousal joinder or omissions of succession or heirship Proceedings, unless affirmative evidence shows that such failure or omission could reasonably be expected to result in another party’s actual and superior claim of title to the Assets; (iii) any defect arising out of lack of corporate or entity authorization, unless affirmative evidence shows that such corporate or entity action could reasonably be expected to result in another party’s actual and superior claim of title to the Assets; (iv) any defects or irregularities resulting from, arising out of or related to probate Proceedings or lack thereof, which defects or irregularities have existed since prior to April 1, 2015 and no affirmative evidence shows that another Person has a superior claim of title to the Assets; (v) any defect that is cured, released or waived by any Law of limitation or prescription, including adverse possession and the doctrine of laches and no Person has asserted a superior claim of title to the Assets; (vi) any burden or defect arising from prior leases (other than the Leases) relating to the Lands that are terminated (where the primary terms of such leases expired ten (10) years or more prior to the Execution Date) but are not surrendered or released of record unless such lack of surrender or release of record could reasonably be expected to result in another party’s actual and superior claim of title to the Assets; (vii) any defect arising from any change in applicable Law after the Execution Date; (viii) any Encumbrance, obligation, burden, or defect that Purchaser has not asserted in a valid Title Defect Notice prior to the Defect Claim Date, excluding, for the avoidance of doubt, any assertion of a breach of the representations and warranties set forth in Section 4.15 and Section 4.24; (ix) any defects or irregularities in acknowledgements unless such defect or irregularity could reasonably be expected to result in another party’s actual and superior claim of title to the Assets; (x) any defects arising from lack of an affidavit of identity or the need for one if the relevant Person’s name is readily apparent, unless such defect or irregularity could reasonably be expected to result in another party’s actual and superior claim of title to the Assets; (xi) any defects arising from a lack of power of attorney unless such defect could reasonably be expected to result in another Person’s actual and superior claim of title to the Assets; or (xii) to the extent not resulting in an Interest Reduction with respect to the relevant Oil and Gas Property.

(c) As used in this Agreement, the term “Title Benefit” means any right, circumstance, or condition that operates to (i) increase the Net Revenue Interest of the Company Group in any Target Formation with respect to any Lease, Unit or Well above that shown on Exhibit A-1, Exhibit A-2 or Exhibit A-3, as applicable, without causing a greater than proportionate increase in the Company Group’s corresponding Working Interest as to the applicable Target Formations than that shown on Exhibit A-1, Exhibit A-2 or Exhibit A-3, as applicable; (ii) decrease the Working Interest of the Company Group in any Target Formation with respect to any Lease, Unit or Well below that shown on Exhibit A-1, Exhibit A-2 or Exhibit A-3, as applicable, to the extent there is no decrease in the Company Group’s Net Revenue Interest as to the Target Formations in such Lease, Unit or Well or (iii) increase the Net Acres of the Company Group in the Target Formation with respect to any Lease or Unit above that shown on Exhibit A-1 or Exhibit A-2, as applicable; provided that any interest or asset acquired by the Company Group from and after the Effective Time (to the extent permitted by this Agreement) shall only constitute or give rise to a Title Benefit to the extent Sellers (and not the Company Group) have paid (or reimbursed the Company Group for) the acquisition costs of such interests or assets.

(d) As used in this Agreement, the term “Environmental Defect” means (i) any condition with respect to an Asset that currently constitutes a violation of Environmental Law, or (ii) any Release of or contamination by Hazardous Substances with respect to an Asset for which Remediation is presently required (or if known, would be presently required) under Environmental Law; provided, however, that the term “Environmental Defect” shall not include (A) the fact that a Well is no longer capable of producing sufficient quantities of oil or gas to continue to be classified as a “producing well” or that such a Well should be temporarily abandoned or permanently plugged and abandoned, unless in each case, such condition constitutes a violation of Environmental Law; (B) the failure to meet good or desirable operating practices or standards that may be voluntarily employed or adopted by other oil and gas operators or that are recommended (but not required) by a Governmental Authority; (C) any matter caused by, or relating to, without more, the presence of asbestos, asbestos-containing materials or NORM, unless such presence constitutes a violation of Environmental Law; (D) the mere presence, without more, of any endangered or threatened species on the Lands; (E) the fact that a pipe is temporarily not in use, unless such event constitutes a violation of Environmental Law; (F) except with respect to personal property (1) that causes or has caused contamination of soil, surface water, groundwater or air quality or (2) the use or condition of which is a violation of Environmental Law, the physical condition of any surface or subsurface personal property, including water or oil tanks, separators or other ancillary equipment; (G) the existence of any drilled and uncompleted Well, any Well that has been drilled, with conductor casing or surface casing set, but that has not been drilled to total depth, total lateral length, or has otherwise not been completed, and surface locations built for the drilling of a Well that has not been drilled, in each case, even if the underlying Well or location would have to be plugged and abandoned, dismantled, decommissioned, and remediated if, with respect to each of the foregoing, no current violation of Environmental Law exists; (H) the flaring of natural gas or other gaseous Hydrocarbons except to the extent such flaring is a violation of Environmental Laws; (I) any matter that has been fully cured or Remediated as required under applicable Environmental Laws as of the Defect Claim Date; and (J) any matter set forth on Schedule 4.16.

Section 12.3 Definition of Permitted Encumbrances. As used in this Agreement, the term “Permitted Encumbrances” means any or all of the following:

(a) all Burdens if the net cumulative effect of such Burdens does not, individually or in the aggregate, (i) reduce the Company Group’s Net Revenue Interest in the applicable Target Formations as to each Lease, Unit, Well or Mineral Interest below that shown in Exhibit A-1, Exhibit A-2, Exhibit A-3, or Exhibit A-4, as applicable, (ii) obligate the Company Group to bear a Working Interest in the applicable Target Formations for any Lease, Unit, Well or Mineral Interest in any amount greater than the Working Interest set forth in Exhibit A-1, Exhibit A-2, Exhibit A-3, or Exhibit A-4, as applicable (unless the Net Revenue Interest as to the applicable Target Formations for such Lease, Unit, Well or Mineral Interest is greater than the Net Revenue Interest set forth in Exhibit A-1, Exhibit A-2, Exhibit A-3, or Exhibit A-4, as applicable, in the same or greater proportion as any increase in such Working Interest), (iii) reduce the Company Group’s Net Acres in the applicable Target Formations as to each Lease or Unit below that shown in Exhibit A-1 for such Lease or Exhibit A-2 for such Unit, as applicable, or (iv) negatively impact the ownership or operation of such Asset in any material respect (each of clauses (i) through (iv)¸ an “Interest Reduction”);

(b) the terms of any Contract, Lease, or Surface Rights and Rights of Way, in each case, to the extent (i) such terms do not, individually or in the aggregate, operate to cause an Interest Reduction and (ii) such terms do not materially detract from, impair or adversely affect in any material respect the use, ownership or operation of the Assets subject thereto or affected thereby (as currently used, owned and operated);

(c) all (i) rights of first refusal, preferential purchase rights, and similar rights with respect to the Assets (including Preferential Rights) and (ii) Consents, consents, notice requirements and similar restrictions with respect to the Assets, in each case, to the extent set forth on Schedule 4.3 or otherwise not applicable to the transactions contemplated by this Agreement (whether or not set forth on Schedule 4.3), unless, with respect to conveyances into a Company Group Member or conveyances into its predecessors in title, a prior breach of, or failure to comply with, the terms thereof by such Company Group Member or its predecessors in title actually resulted in an Interest Reduction;

(d) Customary liens created under the terms of the Leases, Surface Rights and Rights of Way or the Contracts, materialman’s liens, warehouseman’s liens, workman’s liens, carrier’s liens, mechanic’s liens, vendor’s liens, repairman’s liens, employee’s liens, contractor’s liens, operator’s liens, construction liens, liens pursuant to any applicable federal or state securities Law, and other similar liens arising in the ordinary course of business that, in each case, secure amounts or obligations that are included as Working Capital Liabilities and are not yet delinquent, or, if delinquent, are being contested in good faith by appropriate actions and are listed on Schedule PE;

(e) to the extent not yet triggered, conventional rights of reassignment arising upon the expiration or final intention to abandon or release any of the Assets;

(f) any easement, right of way, covenant, servitude, permit, surface lease, condition, restriction, and other rights included in or burdening the Assets for the purpose of surface or subsurface operations, roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines, wind turbines and associated equipment, removal of timber, grazing, logging operations, canals, ditches, reservoirs, and other like purposes, or for the joint or common use of real estate, rights of way, facilities, and equipment, in each case, that does not (i) materially detract from, impair or adversely affect in any material respect the use, ownership or operation of the Assets subject thereto or affected thereby (as used, owned and operated as of the Effective Time), and (ii) result in any Interest Reduction;

(g) all applicable Laws and rights reserved to or vested in any Governmental Authorities (i) to control or regulate any of the Assets in any manner, (ii) by the terms of any right, power, franchise, grant, license, or permit, or by any provision of Law, to terminate such right, power, franchise, grant, license, or permit or to purchase, condemn, expropriate, or recapture or to designate a purchaser of any of the Assets, (iii) to use any property in a manner which does not materially impair the use of such property for the purposes for which it is currently owned and operated as of the Effective Time, (iv) to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income, or capital gains with respect thereto, or (v) to enforce any obligations or duties affecting the Assets to any Governmental Authority with respect to any franchise, grant, license, or permit;

(h) rights of any (i) owner or lessee of any oil and gas interests in formations, strata, horizons or depths other than the Target Formation or (ii) common owner of any interest in Assets currently held by any Company Group Member and such common owner as tenants in common or through common ownership, in each case, to the extent that the same does not (A) materially detract from, impair or adversely affect in any material respect the use, ownership or operation of the Assets (as used, owned and operated as of the Effective Time) for purposes of the oil and gas development operations, and (B) result in any Interest Reduction;

(i) calls on production under existing Contracts to the extent listed on Schedule PE or otherwise listed on Schedule 4.12(a) or Schedule 4.29;

(j) (i) failure to record Leases or Surface Rights and Rights of Way issued by any Governmental Authority in the real property, conveyance, or other records of the county in which such Leases or Surface Rights and Rights of Way are located, provided that the instruments evidencing the conveyance of such title to any Company Group Member from its immediate predecessor in title are recorded with the Governmental Authority that issued any such Lease or Surface Rights and Rights of Way; or (ii) delay of any Governmental Authority to approve the assignment of any Oil and Gas Property to any Company Group Member or any predecessor in title to any Company Group Member that has been pending for one year or less, unless such approval has been expressly denied or rejected in writing by such Governmental Authority;

(k) any other Encumbrances, defects, burdens or irregularities which are based solely on a lack of information or inability to locate an unrecorded instrument in any Company Group Member’s files or of record;

(l) lack of a division order or an operating agreement covering any Asset (including portions of an Asset that were formerly within a unit but which have been excluded from the unit as a result of a contraction of the unit);

(m) Encumbrances for Taxes that are not yet due or delinquent or, if delinquent, that are being contested in good faith by appropriate Proceedings and, if so contested, are identified on Schedule 4.9;

(n) lack of (i) Contracts or rights for the transportation or processing of Hydrocarbons produced from the Assets, (ii) any rights of way for gathering or transportation pipelines or facilities that do not constitute any of the Assets, (iii) any lease amendment or consent by any royalty interest or mineral interest holder authorizing the pooling of any leasehold interest, royalty interest, or mineral interest, and the failure of Exhibit A-1 to reflect any lease or any unleased mineral interest where the owner thereof was treated as a non-participating co-tenant during the drilling of any well in progress as of the Effective Time or thereafter, or (iv) in the case of well or other operation that has not been commenced as of the Closing Date, any permits, easements, rights of way, leases, unit designations, production sharing agreements, pooling, proration, production or drilling units not yet obtained, formed, or created, in each case that does not result in an Interest Reduction;

(o) any Encumbrances, defects, irregularities, or other matters (i) expressly set forth or described on Exhibit A-1, Exhibit A-2 or Exhibit A-3 or Schedule PE or (ii) that are expressly waived in writing by Purchaser or cured (at Sellers’ cost) at or prior to Closing;

(p) the terms and conditions of this Agreement or any other Transaction Document; or

(q) Encumbrances created under deeds of trust, mortgages, and similar instruments by the lessor or mineral owners under a Lease covering the lessor’s or mineral owner’s surface and mineral interests in the land covered thereby to the extent (i) such Encumbrances or obligations secured thereby have expired by their own terms or the enforcement of which are barred by applicable statutes of limitation (including any such Encumbrances that matured and expired more than five (5) years ago, but which have not been released of record) or (ii) (A) such Encumbrances do not contain express language that prohibits the lessors from entering into an oil and gas lease or otherwise invalidates an oil and gas lease and (B) no mortgagee or lienholder of any such Encumbrances has, prior to the Defect Claim Date, initiated foreclosure or similar Proceedings against the interest of lessor in such Lease nor has any Company Group Member received any written notice of default under any such Encumbrances.

Section 12.4 Allocated Values. Schedule 12.4 sets forth the agreed allocation of the Base Price among the Assets (including the Midstream Assets), solely for the purposes of this Article 12. The “Allocated Value” for any Well equals the portion of the Base Price allocated on Schedule 12.4, in each case, with respect to each applicable Target Formation, for such Well.

Section 12.5 Notice of Title Defects, Title Benefits and Environmental Defects; Adjustment.

(a) To assert a Title Defect, Purchaser must deliver a defect claim notice or notices to Sellers on or before 5:00 p.m., Houston, Texas time on August 28, 2025 (the “Defect Claim Date”). Each such notice shall be in writing and shall include: (i) a reasonable description of the alleged Title Defect(s); (ii) the Assets affected; (iii) the Allocated Values of the Leases, Units or Wells subject to the alleged Title Defect(s); (iv) copies of (or access to) all supporting documents in Purchaser’s possession or control supporting the existence of the alleged Title Defect(s); and (v) the amount by which Purchaser reasonably believes the Allocated Values of those Leases, Units or Wells are reduced by the alleged Title Defect(s) and the computations upon which Purchaser’s belief is based (each such notice with respect to alleged Title Defects, a “Title Defect Notice”). To give Sellers an opportunity to commence reviewing and curing Title Defects, Purchaser agrees to use commercially reasonable efforts to give Sellers, on or before the end of each calendar week prior to the Defect Claim Date, written notice of all Title Defects discovered by Purchaser during the preceding calendar week, which notice may be preliminary in nature and may be supplemented prior to the Defect Claim Date; provided that the failure to provide such preliminary notices shall not result in any liability to Purchaser nor shall Purchaser surrender or waive any rights due to the failure to deliver such preliminary notices, including with respect to Purchaser’s right to deliver a Title Defect Notice prior to the Defect Claim Date. PURCHASER SHALL BE DEEMED TO HAVE WAIVED ALL TITLE DEFECTS OF WHICH SELLERS HAVE NOT BEEN GIVEN NOTICE IN SUBSTANTIAL COMPLIANCE WITH THIS SECTION 12.5(a) BY THE DEFECT CLAIM DATE.

(b) Should Sellers discover any Title Benefit on or before the Defect Claim Date, Sellers may, as soon as practicable, but in any case on or before the Defect Claim Date, deliver to Purchaser a notice including (i) a reasonable description of the Title Benefit; (ii) the Leases, Units or Wells affected; (iii) the Allocated Values of the Units, Leases or Wells subject to such Title Benefit; (iv) copies of (or access to) all supporting documents in Purchaser’s possession or control supporting the existence of the alleged Title Benefit; and (v) the amount by which Sellers reasonably believe the Allocated Values of those Lease(s), Unit(s) or Well(s) are increased by the Title Benefit, and the computations and information upon which Sellers’ belief is based (each such notice with respect to alleged Title Benefits, a “Title Benefit Notice”). To give Purchaser an opportunity to commence reviewing Title Benefits, Sellers agree to use commercially reasonable efforts to give Purchaser, on or before the end of each calendar week prior to the Defect Claim Date, written notice of all Title Benefits discovered by Sellers during the preceding calendar week, which notice may be preliminary in nature and may be supplemented prior to the Defect Claim Date; provided that the failure to provide such preliminary notices shall not result in any liability to Sellers nor shall Seller surrender or waive any rights due to the failure to deliver such preliminary notices, including with respect to Sellers’ right to deliver a Title Benefit Notice prior to the Defect Claim Date. SELLERS SHALL BE DEEMED TO HAVE WAIVED ALL TITLE BENEFITS OF WHICH PURCHASER HAS NOT BEEN GIVEN NOTICE IN SUBSTANTIAL COMPLIANCE WITH THIS Section 12.5(b) BY THE DEFECT CLAIM DATE.

(c) To assert a claim for an Environmental Defect, Purchaser must, on or before the Defect Claim Date, deliver to Sellers one or more notices relating to Environmental Defects, which notices shall be in writing and shall include: (i) a reasonably detailed description of the Environmental Defect (including the facts that substantiate such alleged violation); (ii) the Assets affected by such Environmental Defect; (iii) such supporting documentation in Purchaser’s possession relied on by Purchaser to describe the existence of the alleged Environmental Defects; and (iv) an estimate of the Environmental Defect Amount associated with the alleged Environmental Defect, and the information and computations on which such estimate is based (each such notice with respect to alleged Environmental Defects, an “Environmental Defect Notice”). To give Sellers an opportunity to commence reviewing and curing Environmental Defects, Purchaser agrees to use its commercially reasonable efforts to give Sellers, on or before the end of each calendar week prior to the Defect Claim Date, written notice of all Environmental Defects discovered by Purchaser during the preceding calendar week, which notice may be preliminary in nature and may be supplemented prior to the Defect Claim Date; provided, the failure to give such notice shall not prejudice in any respect Purchaser’s right to assert an Environmental Defect in an Environmental Defect Notice delivered to Sellers on or before the Defect Claim Date. WITHOUT LIMITING ANY RIGHTS OF PURCHASER TO RECOVER UNDER THE R&W POLICY, AND WITHOUT LIMITING PURCHASER’S RIGHT TO TERMINATE THIS AGREEMENT PURSUANT TO SECTION 7.2(f), PURCHASER SHALL BE DEEMED TO HAVE WAIVED ALL ENVIRONMENTAL DEFECTS OF WHICH SELLER HAS NOT BEEN GIVEN NOTICE PURSUANT TO THIS SECTION 12.5(c) ON OR BEFORE THE DEFECT CLAIM DATE.

Section 12.6 Cure.

(a) Sellers shall have the right, but not the obligation, to attempt, at Sellers’ sole cost, risk, and expense, to (i) cure, on or before the date that is ninety (90) days after the Closing Date (“Cure Period”), any alleged Title Defects of which Sellers have been advised by Purchaser pursuant to Section 12.5(a) by giving written notice to Purchaser of its election to cure the same prior to the Closing Date and (ii) cure or Remediate, on or before the Closing Date, any Environmental Defects of which Sellers have been advised by Purchaser pursuant to Section 12.5(c). Sellers’ election to cure an alleged Title Defect or Remediate an alleged Environmental Defect shall not constitute a waiver of any of Sellers’ rights pursuant to this Article 12, including Sellers’ right to dispute the existence, nature, or value of such Title Defect or Environmental Defect.

(b) If a Seller cures any Title Defect that it has elected to cure pursuant to Section 12.6(a) prior to the Closing, then the Asset(s) affected by such Title Defect shall be conveyed to Purchaser at the Closing, and no adjustment will be made to the Closing Payment for such Title Defect.

(c) If a Seller does not cure any Title Defect that it has elected to cure pursuant to Section 12.6(a) prior to the Closing, then Sellers shall convey the affected Asset to Purchaser through the assignment of the Subject Interests and an amount equal to the Title Defect Amount for the affected Asset (subject to Section 12.8(d)) shall be placed into the Defect Escrow Account at Closing; provided that, if a Seller cures such Title Defect in full prior to the expiration of the Cure Period, within two (2) Business Days after such Seller cures such Title Defect, Sellers and Purchaser shall submit joint written instructions to the Escrow Agent directing the Escrow Agent to disburse such amount to Sellers; provided, however, if a Seller is unable to cure such Title Defect in full within the Cure Period, then, subject to Sellers’ right to dispute the existence or amount of such Title Defect under Section 12.9, within two (2) Business Days after the expiration of the Cure Period, Sellers and Purchaser shall submit joint written instructions to the Escrow Agent to release such amount to Purchaser.

(d) Any dispute relating to whether and to what extent a Title Defect or Environmental Defect has been cured or Remediated shall be resolved as set forth in Section 12.9.

Section 12.7 Adjustment for Title Defects, Title Benefits and Environmental Defects.

(a) With respect to each Lease, Unit or Well affected by Title Defects reported under Section 12.5(a), Title Benefits reported under Section 12.5(b), or Environmental Defects reported under Section 12.5(c), as applicable, at Closing, subject to the limitations contained in Section 12.8(d) and except for those Defect Disputes under Section 12.9 and Title Defects that a Seller has elected to cure pursuant to Section 12.6(a) but fails to cure prior to the Closing, and except for those Defect Disputes under Section 12.9 and any associated Defect Escrow Amount, an amount (the “Defect Adjustment Amount”) equal to all Environmental Defect Amounts and Title Defect Amounts as offset by any Title Benefit Amounts shall be included as a deduct to the Base Price in the Closing Payment.

(b) Subject to Article 10 and except in the case of Fraud or with respect to (x) the representations and warranties set forth in Article 3 and Article 4 and (y) Purchaser’s right to terminate this Agreement pursuant to Section 9.1 (including due to the failure of any closing condition set forth in Section 7.2), as qualified by the terms of this Article 12, this Article 12 SHALL, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BE THE EXCLUSIVE RIGHT AND REMEDY OF PURCHASER WITH RESPECT TO TITLE DEFECTS AND ENVIRONMENTAL DEFECTS, AND PURCHASER RELEASES, REMISES, AND FOREVER DISCHARGES SELLERS, THEIR AFFILIATES, AND EACH OF THEIR RESPECTIVE MEMBERS, UNITHOLDERS, INTEREST OWNERS, OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS, ADVISORS, AND REPRESENTATIVES FROM ANY AND ALL CLAIMS (INCLUDING THOSE RELATING TO THE NEGLIGENCE OR STRICT LIABILITY OF THE PARTY BEING RELEASED, REMISED AND DISCHARGED), KNOWN OR UNKNOWN, WHICH PURCHASER (OR, FROM AND AFTER CLOSING, THE COMPANY GROUP) MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO, OR ARISING OUT OF, ANY TITLE DEFECT, OR OTHER DEFICIENCY IN TITLE TO OR LIENS AFFECTING ANY ASSET OF COMPANY GROUP OR ANY ENVIRONMENTAL DEFECT.

Section 12.8 Calculation of Title Defect Amounts, Title Benefit Amounts and Environmental Defect Amounts.

(a) The amount by which the Base Price should be adjusted downward resulting from an individual Title Defect shall be determined as follows, subject to Section 12.8(d) (such amount, as applicable, the “Title Defect Amount”):

(i) if Purchaser and Sellers agree in writing upon the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii) if the Title Defect is an Encumbrance which is liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to fully discharge the Title Defect from Company Group’s interest in the affected Asset;

(iii) if the Title Defect represents a negative discrepancy between (A) Company Group’s Net Revenue Interest in the Target Formation for any Lease, Unit or Well, as applicable, and (B) the Net Revenue Interest stated for such Lease, Unit or Well, as applicable (and there is no change in the Working Interest in the applicable Lease, Unit or Well or the Working Interest is decreased proportionately as to the applicable Target Formation), then the Title Defect Amount shall be the product of (x) the Allocated Value of such Lease, Unit or Well, as applicable, multiplied by (y) a fraction, the (1) numerator of which is the decrease in Company Group’s Net Revenue Interest, and (2) denominator of which is Company Group’s Net Revenue Interest stated on Exhibit A-1, Exhibit A-2 or Exhibit A-3, as applicable;

(iv) if the Title Defect represents a negative discrepancy between (A) Company Group’s aggregate ownership of Net Acres as to a Target Formation for any Lease or Unit, as applicable, and (B) the amount of Net Acres as to such Target Formation for such Lease or Unit in Exhibit A-1 or Exhibit A-2, as applicable, and there is no discrepancy between the Net Revenue Interest of Company Group in such Target Formation as to such Lease or Unit, as applicable, and the Net Revenue Interest set forth for such Target Formation as to such Lease or Unit in Exhibit A-1 or Exhibit A-2, as applicable, then the Title Defect Amount shall be the product of the Allocated Value of such Target Formation as to such Lease or Unit, as applicable, multiplied by a fraction, the numerator of which is the difference between the number of Net Acres owned by Company Group in such Target Formation as to such Lease or Unit, as applicable, and the number of Net Acres set forth for such Target Formation as to such Lease or Unit in Exhibit A-1 or Exhibit A-2, as applicable, and the denominator of which is the Net Acres set forth for such Target Formation as to such Lease or Unit in Exhibit A-1 or Exhibit A-2, as applicable;

(v) if the Title Defect represents an obligation, Encumbrance, Burden, or charge upon, or other defect in title to, the affected Lease, Unit or Well of a type not described in Sections 12.8(a)(i) through Section 12.8(a)(iv), the Title Defect Amount shall be determined by taking into account the Allocated Value of the Lease, Unit or Well so affected, the portion of Company Group’s interest in the relevant Lease, Unit or Well affected by the Title Defect, the legal effect of the Title Defect, the potential discounted economic effect of the Title Defect over the productive life of the affected Lease, Unit or Well, the values placed upon the Title Defect by Purchaser and Sellers, the age of the factual matters causing or constituting the alleged Title Defect, the probability that title failure will occur with respect to any Title Defect that represents only a possibility of title failure, and such other factors as are necessary to make a proper evaluation;

(vi) if the Title Defect does not affect the affected Lease, Unit or Well throughout its entire productive life, the Title Defect Amount shall be reduced to take into account the applicable time period only; and

(vii) the Title Defect Amount with respect to a Title Defect shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder or for which Purchaser otherwise receives credit in the calculation of the Defect Adjustment Amount.

(b) The Title Benefit Amount resulting from a Title Benefit shall be determined as follows:

(i) if Purchaser and Sellers agree in writing upon the Title Benefit Amount, that amount shall be the Title Benefit Amount;

(ii) if the Title Benefit represents a positive discrepancy between (A) Company Group’s Net Revenue Interest in the Target Formation for any Lease, Unit or Well and (B) the Net Revenue Interest stated on Exhibit A-1, Exhibit A-2 or Exhibit A-3, as applicable, for such Target Formation and Lease, Unit or Well (and there is no change in the Net Acres for such Lease or Unit, or the Working Interest in the applicable Well is increased proportionately, in each case, as to the applicable Target Formation) then the Title Benefit Amount shall be the product of (x) the Allocated Value of such Lease, Unit or Well, multiplied by a fraction, the (1) numerator of which is the Net Revenue Interest increase, and (2) denominator of which is the Net Revenue Interest stated on Exhibit A-1, Exhibit A-2, or Exhibit A-3, as applicable;

(iii) if a Title Benefit represents a right, circumstance, or condition of a type not described in Section 12.8(b)(i) through (ii), the Title Benefit Amount shall be determined by taking into account the Allocated Value of the Lease, Unit or Well so affected, the portion of Company Group’s interest in the Lease, Unit or Well so affected, the legal effect of the Title Benefit, the potential discounted economic effect of the Title Benefit over the productive life of any affected Lease, Unit or Well, the values placed upon the Title Benefit by Purchaser and Sellers, and such other factors as are necessary to make a proper evaluation; and (iv) if a Title Benefit does not affect a Lease, Unit or Well throughout the entire productive life of the Lease, Unit or Well, the Title Benefit Amount shall be reduced to take into account the applicable time period only.

(c) The amount by which the Base Price should be adjusted downward resulting from an individual Environmental Defect shall be determined as follows (such amount, as applicable, the “Environmental Defect Amount”):

(i) if Purchaser and Sellers agree on the Environmental Defect Amount, that amount shall be the Environmental Defect Amount;

(ii) the Environmental Defect Amount shall include, but shall not exceed the estimated present value of the reasonable costs and expenses to Remediate the Asset subject to such Environmental Defect and to bring the Assets into compliance with applicable Environmental Laws in the most cost-effective manner reasonably available as compared to any other response that is appropriate and allowed under applicable Environmental Laws; provided, that, the most cost-effective response or Remediation may include taking no action, leaving the condition unaddressed, periodic monitoring or the recording of notices in lieu of Remediation, to the extent such responses are permitted under applicable Environmental Laws; and

(iii) the Environmental Defect Amount shall not include: (A) expenses for matters that are ordinary costs of doing business regardless of the presence of an Environmental Defect (e.g., those costs that would ordinarily be incurred in the day to day operations of the Assets or in connection with Permit renewal/administrative amendment activities); (B) overhead, general and administrative, and similar costs of Purchaser or any of its Affiliates (including, from and after Closing, the Company Group); (C) any costs or expenses relating to the assessment, Remediation, removal, abatement, transportation and disposal of any asbestos, asbestos-containing materials or NORM, unless the presence of such asbestos, asbestos-containing materials or NORM constitutes a violation of Environmental Law; or (D) duplicative costs or losses included in another Environmental Defect Amount or adjustment to the Base Price hereunder.

(d) Notwithstanding anything to the contrary in this Article 12:

(i) (A) an individual Title Defect affecting a Lease, Unit or Well shall only be considered in determining the aggregate Title Defect Amount under this Article 12 if the Title Defect Amount as to such affected individual Lease, Unit or Well exceeds $150,000 (the “Title Defect Threshold”) and (B) an Environmental Defect affecting an Asset shall only be considered in determining the aggregate Environmental Defect Amount under this Article 12 if the Environmental Defect Amount exceeds $350,000 (the “Environmental Defect Threshold”), and otherwise, the relevant Title Defect shall be deemed not to exist; provided, however, (1) if a single Title Defect or Environmental Defect not based upon a physical condition affects or burdens multiple Assets, or more than one Target Formation within a single Asset, such Title Defect or non-physical condition Environmental Defect shall be subject to a single Title Defect Threshold or Environmental Defect Threshold, as applicable, as to all Assets affected or burdened by such Title Defect or Environmental Defect (e.g., Purchaser shall be permitted to aggregate Title Defects and Environmental Defects not based upon a physical condition that arise from the same facts, circumstances, or conditions); and/or (2) if multiple distinct Title Defects or Environmental Defects affect or burden a single Asset, such Title Defects or Environmental Defects may be aggregated by Purchaser for purposes of determining whether the Title Defect Threshold or Environmental Defect Threshold, as applicable, is met or exceeded as to such Asset or burdened by such Title Defects or Environmental Defects.

(ii) there shall be no downward adjustment to the Base Price through the Defect Adjustment Amount or other remedies under this Agreement for Title Defects or Environmental Defects unless and until, (A) the aggregate sum of all individual Title Defect Amounts that exceed the Title Defect Threshold, minus (B) the aggregate amount of all Title Benefit Amounts to the extent such Title Benefit Amounts do not exceed such Title Defect Amounts, plus (C) all Environmental Defect Amounts that exceed the Environmental Defect Threshold in the aggregate (excluding any Environmental Defect Amounts attributable to Environmental Defects cured by Sellers or waived in writing by Purchaser), exceeds 3.00% of the Base Price (the “Defect Deductible”), and then only to the extent such amount exceeds the Defect Deductible; and

(iii) except with respect to any Title Defect which is liquidated in amount, in no event shall the Title Defect Amount exceed the Allocated Value of any affected Lease, Unit, Well or Mineral Interest;

(iv) notwithstanding anything in this Agreement to the contrary, the Title Defect Threshold and the Defect Deductible shall not apply to any recourse under Article 4 or the R&W Policy (including with respect to any breach of Section 4.15);

(v) solely amongst the Sellers, the Defect Deductible shall be allocated amongst each Seller and the adjustments to the unadjusted Base Price shall be allocated as to each Seller by the Sellers, and the Purchaser shall have no obligations to make or direct such allocations; and

(vi) notwithstanding the preceding, the Title Defect Threshold and the Defect Deductible shall not apply to any Title Defect arising by, through or under Sellers or their Affiliates (including the Company Group).

Section 12.9 Dispute Resolution.

(a) Sellers and Purchaser shall attempt to agree upon all Title Defects, Title Defect Amounts, Title Benefits, Title Benefit Amounts, Environmental Defects and Environmental Defect Amounts on or before the Closing Date (each, a “Defect Dispute”). If Sellers and Purchaser are unable to agree on any Defect Dispute by the Closing Date, then the Parties shall proceed with the Closing and (x) at Closing, Purchaser shall be required to pay into an escrow account (the “Defect Escrow Account”) established pursuant to the terms of the Escrow Agreement in the case of a Defect Dispute in respect of title matters, Purchaser’s good faith determination of the Title Defect Amount with respect thereto (such amount, plus any interest accrued thereon, the “Defect Escrow Amount”), and (y) following Closing, all Defect Disputes shall be exclusively and finally resolved by arbitration pursuant to Section 12.9(b) with respect to Title Defect Amounts and Title Benefit Amounts and Section 12.9(c) with respect to Environmental Defect Amounts; provided, however, that if either Party asserts that the condition in Section 7.1(f) or Section 7.2(f), as applicable, has not been satisfied due, in whole or in part, to Title Defects or Environmental Defects, then such unresolved matters shall be submitted to be finally resolved pursuant to this Section 12.9 prior to Closing and, notwithstanding anything to the contrary set forth in this Agreement, the Closing shall be delayed until such time as the condition in Section 7.1(f) or Section 7.2(f), as applicable, has been satisfied or waived by the applicable Party in writing in such Party’s sole discretion, and the Closing as contemplated in this Agreement as to all Assets whether or not covered by any such disputed matter shall take place within fifteen (15) Business Days thereafter.

(b) With respect to disputed Title Defects, Title Defect Amounts, Title Benefits, and Title Benefit Amounts, at any time after the date that is ten (10) Business Days following the Closing Date, any Party may submit Title Defects, Title Defect Amounts, Title Benefits, and Title Benefit Amounts in dispute to a title attorney with at least ten (10) years’ experience in oil and gas titles in the state where the Assets are located, as selected by mutual agreement of the Parties (the “Title Arbitrator”). If the Parties have not agreed upon a Person to serve as Title Arbitrator within ten (10) Business Days following such submission, either Party may formally apply to the Dallas, Texas, office of the American Arbitration Association to choose the Title Arbitrator. The Title Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates (including, with respect to Sellers, any Company Group Member) during the five (5)-year period preceding the arbitration or have any financial interest in the dispute.

(c) With respect to disputed Environmental Defects or Environmental Defect Amounts, on or before a date that is ten (10) Business Days following the Closing Date, any Party may submit Environmental Defects and Environmental Defect Amounts in dispute to a reputable environmental attorney or consultant with at least ten (10) years’ experience in corrective environmental action regarding oil and gas properties in the state where the Assets are located, as selected by mutual agreement of the Parties (the “Environmental Arbitrator”). The Environmental Arbitrator, once appointed, shall have no ex parte communications with either Party concerning its determination or the underlying dispute. If the Parties have not agreed upon a Person to serve as Environmental Arbitrator during such ten (10) Business Day period, either Party may, within five (5) Business Days after the end of such initial ten (10) Business Day period, formally apply to the Dallas, Texas office of the American Arbitration Association to choose the Environmental Arbitrator. The Environmental Arbitrator shall not have worked as an employee or outside consultant or engineer for any Party or its Affiliates (including, with respect to Sellers, any Company Group Member) during the five (5)-year period preceding the arbitration or have any financial interest in the dispute.

(d) In each case above, the arbitration proceeding shall be held in Dallas, Texas, and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 12.9. The Title Arbitrator’s or Environmental Arbitrator’s determination, as applicable, shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal (absent manifest error). Within ten (10) Business Days after the selection of the applicable Title Arbitrator or Environmental Arbitrator, the Parties shall provide to such Title Arbitrator or Environmental Arbitrator only the documents and materials described in this Section 12.9(d), as applicable (it being the intention of the Parties that any Party submitting a Title Defect Notice, Title Benefit Notice or Environmental Defect Notice shall only be able to submit to the applicable Title Arbitrator or Environmental Arbitrator the information, reports, opinions and materials included with or provided as part of such Title Defect Notice, Title Benefit Notice or Environmental Defect Notice): (A) each Title Defect Notice and all documentation provided therewith with respect to each disputed Title Defect; (B) each Title Benefit Notice and all documentation provided therewith with respect to each disputed Title Benefit; (C) each Environmental Defect Notice and all documentation provided therewith with respect to each disputed Environmental Defect; (D) such evidence as Sellers deem appropriate to explain and dispute the existence, waiver and cure of each disputed Title Defect or the Title Defect Amount assigned thereto by Purchaser in any Title Defect Notice, together with Sellers’ good faith estimate of the Title Defect Amount, if any, with respect to each such disputed Title Defect; (E) such evidence as the disputing Party deems appropriate to dispute the existence of any disputed Title Benefit or the Title Benefit Amount assigned thereto in any Title Benefit Notice with respect any such disputed Title Benefit, together with such Party’s good faith estimate of the disputed Title Benefit Amount, if any, with respect to each such disputed Title Benefit; and (F) such evidence as either Party deems appropriate to explain and dispute the existence, waiver and cure of each disputed Environmental Defect or the Environmental Defect Amount assigned thereto by Purchaser in any Environmental Defect Notice, together with such Party’s good faith estimate of the Environmental Defect Amount, if any, with respect to each such disputed Environmental Defect. The Title Arbitrator and Environmental Arbitrator may consult with and engage disinterested Third Parties to advise the arbitrator, including petroleum engineers. The Title Arbitrator and Environmental Arbitrator shall act as experts for the limited purpose of determining the specific disputed Title Defects, Title Defect Amounts, Title Benefits, Title Benefit Amounts, Environmental Defects and Environmental Defect Amounts submitted by any Party and may not (i) award damages, interest, or penalties to any Party with respect to any matter; or (ii) increase or decrease the Base Price through the Defect Adjustment Amount with respect to any individual Title Defect, Title Benefit or Environmental Defect, as applicable, more or less than the amount claimed by Sellers or Purchaser in the relevant notice delivered in accordance with Section 12.5. Sellers and Purchaser shall each bear their own legal fees and other costs of presenting their respective cases. The fees, costs and expenses of the Title Arbitrator and Environmental Arbitrator shall be borne one-half by Sellers, on the one hand, and one-half by Purchaser, on the other hand.

(e) Once the decision of the Title Arbitrator or Environmental Arbitrator, as applicable, has been received with respect to any Defect Dispute: (i) the Parties will promptly submit joint written instructions to the Escrow Agent directing the Escrow Agent to disburse the applicable portion of the Defect Escrow Amount in accordance with the applicable decision of the Title Arbitrator or Environmental Arbitrator, and (ii) in the event that (A) a Title Arbitrator or Environmental Arbitrator decides in favor of Purchaser with respect to a Defect Dispute and (B) the Defect Escrow Amount on account of such Defect Dispute is less than the Title Defect Amount or Environmental Defect Amount asserted by Purchaser in the corresponding Title Defect Notice or Environmental Defect Notice, then Sellers shall pay to Purchaser any remaining amount determined by the Title Arbitrator or Environmental Arbitrator; provided that, in no event shall Purchaser be entitled to receive from the Defect Escrow Amount and Sellers more than such Title Defect Amount or Environmental Defect Amount.

Section 12.10 NORM. Without limiting Purchaser’s rights under this Agreement, Purchaser acknowledges that the Assets have been used for the exploration, development, production, transportation and processing of Hydrocarbons and that there may be petroleum, produced water, wastes, or other Hazardous Substances or materials located in, on, or under the Assets or associated with the Assets. Equipment and sites included in the Assets may contain Hazardous Substances, including asbestos and naturally occurring radioactive material (“NORM”). NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The Wells, materials, and equipment located on or included in the Assets may contain Hazardous Substances, including asbestos and NORM. Hazardous Substances, including asbestos and NORM, may have come into contact with various environmental media, including water, soil, or sediment.

Section 12.11 Casualty Events. If, after the Execution Date but prior to or on the Closing Date, any portion of the Assets are destroyed or damaged in connection with any Casualty Loss, (a) Purchaser and Sellers shall, subject to the satisfaction (or waiver) of the conditions to the Closing set forth in Section 7.1(f) and Section 7.2(f), nevertheless be required to proceed with Closing, (b) the Company Group shall be entitled to retain or receive (or be subrogated to all of Sellers’ and their Affiliates’, but excluding the Company Group’s right, title and interest in) any and all insurance proceeds and proceeds and rights as to any Third Party claims of the Sellers or the Company Group arising out of any and all such Casualty Losses, and (c) Seller shall promptly notify Purchaser in writing of the nature and extent of the Casualty Loss and Seller’s estimate of the cost required to repair or replace that portion of the Assets affected by the Casualty Loss.

Article 13
Disclaimers

Section 13.1 General Disclaimer. OTHER THAN THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 OR ARTICLE 4, THE CERTIFICATE TO BE DELIVERED BY SELLERS AT CLOSING PURSUANT TO Section 8.2(d), OR ANY OTHER TRANSACTION DOCUMENT, EACH SELLER EXPRESSLY DISCLAIMS, AND PURCHASER ACKNOWLEDGES AND AGREES THAT NONE OF SELLERS OR ANY OF THEIR AFFILIATES HAS MADE, SHALL BE DEEMED TO HAVE MADE, OR IS MAKING ANY REPRESENTATIONS AND WARRANTIES REGARDING THE SUBJECT INTERESTS, THE COMPANY GROUP OR THEIR BUSINESS, OPERATIONS, ASSETS OR LIABILITIES, EXPRESS, STATUTORY OR IMPLIED, INCLUDING ANY (A) EXPRESS OR IMPLIED WARRANTIES AS TO ANY FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING INFORMATION WITH RESPECT TO THE COMPANY GROUP OR ITS BUSINESS, INCLUDING THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (B) WARRANTIES REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, ENVIRONMENTAL DEFECTS, ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS SUBSTANCES, HYDROCARBONS OR NORM INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH OR SAFETY, (C) IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE OR (D) EXPRESS OR IMPLIED WARRANTIES AS TO ANY OTHER MATTER WHICH, UNDER APPLICABLE LAW, WOULD BE DEEMED TO GIVE RISE TO ANY EXPRESS OR IMPLIED WARRANTY UNLESS SUCH WARRANTIES ARE EXPRESSLY DISCLAIMED BY SELLERS OR THE COMPANY GROUP, AND EACH SELLER, ON BEHALF OF ITSELF AND THE COMPANY GROUP, HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES THAT WOULD OTHERWISE BE DEEMED TO BE MADE BY IT, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, IN CONNECTION WITH THIS AGREEMENT OR TRANSACTIONS CONTEMPLATED HEREBY. PURCHASER FURTHER ACKNOWLEDGES AND AGREES THAT IT HAS NOT RELIED AND IS NOT RELYING UPON ANY REPRESENTATIONS OR WARRANTIES OF SELLERS OR THE COMPANY GROUP OTHER THAN THOSE CONTAINED IN ARTICLE 3 OR ARTICLE 4, THE CERTIFICATE TO BE DELIVERED BY SELLERS AT CLOSING PURSUANT TO Section 8.2(d), OR ANY OTHER TRANSACTION DOCUMENT.

Section 13.2 Environmental Disclaimer. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 OR ARTICLE 4, THE CERTIFICATE TO BE DELIVERED BY SELLERS AT CLOSING PURSUANT TO Section 8.2(d), OR ANY OTHER TRANSACTION DOCUMENT, ABSENT FRAUD, EACH SELLER HAS NOT AND WILL NOT MAKE (AND HEREBY DISCLAIMS) ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS SUBSTANCES, HYDROCARBONS OR NORM INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY. EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS AGREEMENT, SUBJECT TO AND WITHOUT LIMITATION OF ANY OF PURCHASER’S RIGHTS OR REMEDIES SET FORTH IN Article 12 OR PURSUANT TO THE R&W POLICY, PURCHASER SHALL BE DEEMED TO BE TAKING THE SUBJECT INTERESTS AND ASSETS “AS IS, WHERE IS” FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION.

Section 13.3 Disclaimer Regarding Assumption Changes. Except as and to the extent expressly set forth in this Agreement, Purchaser shall assume all risk of loss with respect to (a) changes in commodity or product prices and any other market factors or conditions from and after the Execution Date; (b) production declines or any adverse change in the production characteristics or downhole condition of any Well, including any Well watering out, or experiencing a collapse in the casing or sand infiltration, from and after the Execution Date; and (c) depreciation of any Assets that constitute personal property through ordinary wear and tear.

Article 14
MISCELLANEOUS

Section 14.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Either Party’s delivery of an executed counterpart signature page by email is as effective as executing and delivering this Agreement in the presence of the other Party. No Party shall be bound until such time as all of the Parties have executed counterparts of this Agreement. Facsimile, .pdf or other electronic transmission of copies of signatures shall constitute original signatures for all purposes of this Agreement and any enforcement hereof.

Section 14.2 Notice. All notices and other communications that are required or may be given pursuant to this Agreement must be given in writing, in English, and shall be deemed to have been given (a) when delivered personally, by courier, to the addressee, (b) when received by the addressee if sent by registered or certified mail, postage prepaid, or (c) on the date sent by email (absent an automated reply by email indicating that such email was not received) and requesting the recipient to confirm receipt, if sent during normal business hours of the recipient or on the next Business Day if sent after normal business hours of the recipient. Such notices and other communications must be sent to the following addresses or email addresses:

If to IKAV Seller:

C/O IKAV Energy Inc.

1201 Louisiana Street, Suite 3400

Houston, Texas 77002
Attn: Bobby Saadati
Email: bsaadati@ikavenergy.com

With copies (which shall not constitute notice) to:

Haynes and Boone, LLP

1221 McKinney Street, Suite 4000

Houston, TX 77010

Attention: Austin Elam

   Reem Abdelrazik

E-mail: Austin.Elam@haynesboone.com

     Reem.Abdelrazik@haynesboone.com

If to Simlog Seller:

C/O IKAV Energy Inc.

1201 Louisiana Street, Suite 3400

Houston, Texas 77002
Attn: Bobby Saadati
Email: bsaadati@ikavenergy.com

With copies (which shall not constitute notice) to:

Haynes and Boone, LLP

1221 McKinney Street, Suite 4000

Houston, TX 77010

Attention: Austin Elam

   Reem Abdelrazik

E-mail: Austin.Elam@haynesboone.com

     Reem.Abdelrazik@haynesboone.com

If to Purchaser:

Mach Natural Resources LP
14201 Wireless Way, Suite 300
Oklahoma City, Oklahoma 73134
Attn: Michael Reel and Clay Hubbard
Email: mreel@machnr.com; chubbard@machnr.com

With a copy (which shall not constitute notice) to:

Vinson & Elkins LLP
845 Texas Avenue, Suite 4700
Houston, Texas 77002

Attn: Shay S. Kuperman and David M. Latham

Email: Skuperman@velaw.com; Dlatham@velaw.com

Either Party may change its address or email address for notice purposes by written notice to the other Party in the manner set forth above.

Section 14.3 Expenses. All Company Transaction Expenses shall be borne by Sellers (and not the Company Group or Purchaser), regardless of whether payable prior to or on the Closing Date or thereafter, and all expenses incurred by Purchaser in connection with the or related to the authorization, preparation, or execution of this Agreement, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisors employed by Purchaser, shall be borne solely and entirely by Purchaser.

Section 14.4 Governing Law; Waiver of Jury Trial.

(a) THIS AGREEMENT AND THE DOCUMENTS DELIVERED PURSUANT HERETO AND THE LEGAL RELATIONS BETWEEN THE PARTIES, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (EXCEPT THAT, WITH RESPECT TO ISSUES RELATED TO REAL PROPERTY FOR ASSETS LOCATED IN A SPECIFIC STATE, THE LAWS OF SUCH STATE SHALL GOVERN), WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b) EXCEPT AS TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR IN RELATION (I) TO THE ADJUSTMENTS TO THE BASE PRICE PURSUANT TO SECTION 2.4 (WHICH SHALL BE RESOLVED EXCLUSIVELY IN ACCORDANCE WITH SECTION 2.7(e)) OR (II) ANY DEFECT DISPUTE (WHICH SHALL BE RESOLVED EXCLUSIVELY IN ACCORDANCE WITH SECTION 12.9), THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY LOCATED IN WILMINGTON, DELAWARE (OR, IF SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, ANY OTHER STATE OR FEDERAL COURT LOCATED IN WILMINGTON, DELAWARE) AND APPROPRIATE APPELLATE COURTS THEREFROM FOR THE RESOLUTION OF ANY DISPUTE, CONTROVERSY, OR CLAIM ARISING OUT OF OR IN RELATION TO THIS AGREEMENT, AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL ACTIONS, SUITS, AND PROCEEDINGS IN RESPECT OF SUCH DISPUTE, CONTROVERSY, OR CLAIM MAY BE HEARD AND DETERMINED IN SUCH COURTS. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, (i) ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH ACTION, SUIT, OR PROCEEDING IN ANY OF THE AFORESAID COURTS, (ii) ANY CLAIM IT MAY NOW OR HEREAFTER HAVE THAT ANY SUCH ACTION, SUIT, OR PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM, AND (iii) THE RIGHT TO OBJECT, IN CONNECTION WITH SUCH ACTION, SUIT, OR PROCEEDING, THAT ANY SUCH COURT DOES NOT HAVE ANY JURISDICTION OVER SUCH PARTY. EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF ANY PAPERS, NOTICES, OR PROCESS AT THE ADDRESS SET OUT IN SECTION 14.2 IN CONNECTION WITH ANY ACTION, SUIT, OR PROCEEDING AND AGREES THAT NOTHING HEREIN WILL AFFECT THE RIGHT OF THE OTHER PARTY TO SERVE ANY SUCH PAPERS, NOTICES, OR PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE, CONTROVERSY, OR CLAIM MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

(c) EACH PARTY HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

Section 14.5 Waivers. Any failure by a Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by such Party and expressly identified as a waiver, but not in any other manner. No waiver of, consent to a change in, or any delay in timely exercising any rights arising from, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. The rights of each Party under this Agreement shall be cumulative and the exercise or partial exercise of any such right shall not preclude the exercise by such Party of any other right.

Section 14.6 Assignment. No Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party (which consent may be withheld for any reason) and any transfer or delegation made without such consent shall be void; provided that Purchaser may (a) assign all or any portion of its interest in this Agreement to an Affiliate of Purchaser or (b) collaterally assign all or any portion of its interest in this Agreement to a lender of Purchaser, in each case, without the prior written consent of Sellers; provided, further that, in the case of clause (a), Purchaser shall remain jointly and severally liable with such Affiliate for any obligations under this Agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns; provided that no consent shall be required in the case of a collateral assignment for security purposes to Purchaser’s lenders.

Section 14.7 Entire Agreement. This Agreement (including, for purposes of certainty, the Appendices, Exhibits and Schedules attached hereto) and the other Transaction Documents constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 14.8 Amendment. This Agreement may be amended or modified only by an agreement in writing executed by Purchaser and Sellers and expressly identified as an amendment or modification.

Section 14.9 Limited Third-Party Beneficiaries. Except for the rights expressly provided to (a) D&O Indemnified Parties, the Nonparty Affiliates (solely with respect to Section 14.12), and the Seller Released Parties and the Company Released Parties (solely with respect to Section 14.17), and (b) the Persons described in Section 6.1(d), Section 6.16, Section 6.19, Section 14.12, and Section 14.17, in each case, only to the extent such rights are exercised or pursued, if at all, by a Party to this Agreement acting on behalf of such Person (which rights may be exercised in the sole discretion of the applicable Party hereunder), nothing expressed or referred to in this Agreement shall be construed to give any Person other than Purchaser and Sellers any legal or equitable right, cause of action, remedy, claim or right of any kind under or with respect to this Agreement or any provision of this Agreement (except as expressly set forth in this Section 14.9), this Agreement, any other Transaction Document, and all provisions and conditions in this agreement or any other agreement contemplated in this Agreement, are for the sole and exclusive benefit of the Parties and the parties to such other agreements, and their respective successors and permitted assigns.

Section 14.10 Construction. The Parties acknowledge that (a) the Parties have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby, (b) this Agreement is the result of arms-length negotiations from equal bargaining positions, and (c) the Parties and their respective counsel participated in the preparation and negotiation of this Agreement. Any rule of construction that a contract be construed against the drafter shall not apply to the interpretation or construction of this Agreement.

Section 14.11 Conspicuous. THE PARTIES AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE OR ENFORCEABLE, THE PROVISIONS IN THIS AGREEMENT IN BOLD-TYPE OR ALL-CAPS FONT ARE “CONSPICUOUS” FOR THE PURPOSE OF ANY APPLICABLE LAW.

Section 14.12 No Nonparty Affiliate Liability. All obligations or other liabilities (whether in contract or in tort, in law or in equity, granted by statute or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, the Transaction Documents, or the negotiation, execution, or performance of this Agreement or the Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any Transaction Document), may be made only against or by (and are expressly limited to) the entities that are expressly identified as Parties in the Preamble to this Agreement (or any successor or permitted assign of any of the Parties) or, with respect to any Transaction Document, the entities and individuals (if applicable) identified as parties to such Transaction Document (collectively, the “Contracting Parties”). Notwithstanding anything to the contrary in this Agreement, any Transaction Document or otherwise, no Person who is not a Contracting Party, including any director, officer, employee, incorporator, member, partner, manager, direct or indirect equityholder, Affiliate, agent, attorney, or other Representative of, and any financial advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, direct or indirect equityholder, Affiliate, agent, attorney, or other Representative of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or any of the Transaction Documents or based on, in respect of, or by reason of this Agreement or any of the Transaction Documents or the negotiation, execution, performance, or breach of this Agreement or any Transaction Document; and, to the maximum extent permitted by Law, each Contracting Party, on behalf of itself and all other Persons, hereby waives and releases all such liabilities against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, each Contracting Party, on behalf of itself and all other Persons, hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available (including at law or in equity, or granted by statute or otherwise) to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the corporate or other veil, distributions, unfairness, undercapitalization, or otherwise. Each Nonparty Affiliate is expressly intended to be a Third Party beneficiary of this Section 14.12.

Section 14.13 Time of Essence. This Agreement contains a number of dates and times by which performance, or the exercise of rights is due, and the Parties intend that each and every such date and time be the firm and final date and time, as agreed. For this reason each Party hereby waives and relinquishes any right it might otherwise have to challenge its failure to meet any performance or rights election date applicable to it on the basis that its late action constitutes substantial performance, to require the other Party to show prejudice, or on any equitable grounds. Without limiting the foregoing, time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.

Section 14.14 Severability. The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction and the remaining terms and provisions shall remain in full force and effect, unless doing so would result in an interpretation of this Agreement that is manifestly unjust. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 14.15 Specific Performance. The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine. If Sellers, or after Closing, Purchaser, violate or fail or refuse to perform any covenant or agreement made by such Party herein, the non-breaching Party, subject to the terms hereof and in addition to any remedy at law for damages or other relief permitted under this Agreement, shall (at any time prior to the valid termination of this Agreement pursuant to Section 9.1) be entitled to institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief, without the necessity of proving the inadequacy of money damages as a remedy. Neither Party shall be required to provide any bond or other security in connection with seeking any specific performance or other equitable remedy to enforce specifically the terms and provisions of this Agreement in accordance with this Section 14.15. For clarity, Sellers shall only have the right to seek or be granted specific performance of Purchaser’s covenants and agreements contained herein following the Closing.

Section 14.16 Relationship of the Parties. This Agreement shall not create, and it is not the purpose or intention of the Parties to create any partnership, mining partnership, joint venture, general partnership, or other partnership relationship and none shall be inferred, and nothing in this Agreement shall be construed to establish a fiduciary relationship between the Parties for any purpose.

Section 14.17 Mutual Release.

(a) Effective as of the Closing Date, except for any claim under this Agreement or the Transaction Documents or relating to the ownership or operation of any Excluded Assets, and absent Fraud, Purchaser and each of its Affiliates (including the Company Group) and their respective successors and assigns (the “Purchaser Releasing Parties”) hereby irrevocably and unconditionally, fully and forever, releases, acquits and discharges and agrees to hold harmless each Seller and its Affiliates and each of their respective current and former officers, directors, employees, partners, managers, members, advisors, successors and assigns (in their capacity as such, the “Seller Released Parties”) of and from any and all actions, causes of action, Proceedings, liabilities, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever which any of the Purchaser Releasing Parties may have against any of the Seller Released Parties, now or in the future, of every kind, nature or description whatsoever, in law, equity, or as a result of arbitration, whether or not apparent or yet to be discovered, or which may hereafter develop, foreseen or unforeseen, known or unknown, fixed or contingent, direct or indirect, liquidated or unliquidated, asserted or unasserted, whether in law or in equity, known or unknown, suspected or unsuspected, matured or unmatured, contingent or vested, in each case in respect of or arising out of or relating in any way to any cause, matter or thing relating to the Company Group or any actions taken or failed to be taken by any of the Seller Released Parties occurring or arising on or prior to the Execution Date; provided that, the foregoing will not affect or amend the rights of Purchaser under this Agreement or the Transaction Documents.

(b) Effective as of the Closing Date, except for any claim under this Agreement or the Transaction Documents and absent Fraud, each Seller, on behalf of itself and each of its Affiliates (other than the Company Group), and their respective successors and assigns (the “Seller Releasing Parties”) hereby irrevocably and unconditionally, fully and forever, releases, acquits and discharges and agrees to hold harmless the Purchaser Releasing Parties, and each Company Group Member and each of their respective Affiliates and their and their respective Affiliates’ current and former officers, directors, employees, partners, managers, members, advisors, successors and assigns (in their capacity as such, the “Company Released Parties”) of and from any and all actions, causes of action, Proceedings, liabilities, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever which any of the Seller Releasing Parties may have against any of the Company Released Parties, now or in the future, of every kind, nature or description whatsoever, in law, equity, or as a result of arbitration, whether or not apparent or yet to be discovered, or which may hereafter develop, foreseen or unforeseen, known or unknown, fixed or contingent, direct or indirect, liquidated or unliquidated, asserted or unasserted, whether in law or in equity, known or unknown, suspected or unsuspected, matured or unmatured, contingent or vested, in each case in respect of or arising out of or relating in any way to any cause, matter or thing relating to the Company Group or any actions taken or failed to be taken by any of the Company Released Parties, occurring or arising on or prior to the Execution Date; provided that, the foregoing will not affect or amend the rights of Sellers under this Agreement or the Transaction Documents. Each Seller acknowledges and covenants that (a) the Seller Releasing Parties have not heretofore made or filed any Proceeding against any of the Company Released Parties in connection with, based upon or arising out of any claim released and discharged as described above, and (b) the Seller Releasing Parties cannot and will not assign to any Person any claim or rights including any claim (or any part thereof) released or discharged above.

(c) Subject to the limitations set forth in Section 14.9, the provisions of this Section 14.17 are intended to be for the benefit of, and enforceable by each respective Party and each of the Seller Released Parties and Company Released Parties, as applicable, and each Seller Released Party and Company Released Party shall be a Third Party beneficiary of this Section 14.17.

Section 14.18 Limitation on Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY, EXCEPT FOR ANY DAMAGES INCURRED BY OR OWED TO THIRD PARTIES FOR WHICH INDEMNIFICATION IS SOUGHT UNDER THE TERMS OF THIS AGREEMENT, NONE OF PURCHASER, SELLERS, OR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE ENTITLED TO, (A) CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES (INCLUDING DAMAGES FOR LOST PROFITS TO THE EXTENT CONSTITUTING INDIRECT DAMAGES) OR (B) PUNITIVE OR EXEMPLARY DAMAGES, IN EACH CASE, IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND, EXCEPT AS OTHERWISE PROVIDED IN THIS SENTENCE, EACH OF PURCHASER, AND SELLERS, FOR ITSELF AND ON BEHALF OF ITS AFFILIATES, HEREBY EXPRESSLY WAIVES ANY RIGHT TO, (X) CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES TO THE EXTENT SUCH DAMAGES WERE NOT REASONABLY FORESEEABLE (INCLUDING LOST PROFITS TO THE EXTENT CONSTITUTING INDIRECT DAMAGES) OR (Y) PUNITIVE OR EXEMPLARY DAMAGES, IN EACH CASE, IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 14.19 Conflict Waiver; Privilege. Purchaser, on behalf of itself and its Affiliates, including, for all periods from and after the Closing, the Company Group (collectively, the “Purchaser Related Parties”), hereby waives, and agrees not to allege, any claim that Haynes and Boone, LLP (“Sellers’ Counsel”) has a conflict of interest or is otherwise prohibited from representing Sellers or any of their Affiliates or Representatives (“Seller Related Parties”) in any post-Closing matter or dispute with any of the Purchaser Related Parties related to or involving this Agreement (including the negotiation hereof) or the transactions contemplated hereby, even though the interests of one or more of the Seller Related Parties in such matter or dispute may be directly adverse to the interests of one or more of the Purchaser Related Parties. Purchaser, on behalf of itself and all other Purchaser Related Parties, acknowledges and agrees that Sellers’, and their Affiliate’s (including, for the pre-Closing period, the Company Group), attorney-client privilege, attorney work-product protection and expectation of client confidence solely to the extent involving the actual and any proposed sale of the Company or any other transaction contemplated by this Agreement and arising prior to Closing, and all information and documents covered by such privilege, protection or expectation shall be retained and controlled by Sellers and their Affiliates, and may be waived only by Sellers. Purchaser and Sellers acknowledge and agree that the (i) foregoing attorney-client privilege, work product protection and expectation of client confidence shall not be controlled, owned, used, waived or claimed by any of the Purchaser Related Parties and (ii) in the event of a dispute between any of the Purchaser Related Parties, on the one hand, and a Third Party, on the other hand, or any other circumstance in which a Third Party requests or demands that any of the Purchaser Related Parties produce privileged materials or attorney work-product of Sellers or their Affiliates, Purchaser shall cause the applicable Purchaser Related Parties to assert such attorney-client privilege on behalf of Sellers or their Affiliates and use commercially reasonable efforts to prevent disclosure of privileged materials or attorney work-product to such Third Party. To the extent a Governmental Authority orders production of information or documents for which the Purchaser Related Parties have asserted privilege on behalf of Sellers or their Affiliates, Purchaser will, to the extent permitted under applicable Law, inform Sellers or their Affiliates of the order as a courtesy and may produce as ordered. Purchaser and Sellers acknowledge and agree that the attorney-client privilege, attorney-work product protection and expectation of client confidence involving general business matters related to the Company Group and arising prior to the Closing for the benefit of Sellers and their Affiliates, on the one hand, and the Purchaser Related Parties, on the other hand, shall be subject to a joint privilege and protection between such parties, which parties shall have equal right to assert all such joint privilege and protection and no such joint privilege or protection may be waived by (i) Sellers or their Affiliates without the prior written consent of Purchaser, or (ii) any of the Purchaser Related Parties without the prior written consent of Sellers; provided, however, that any such privileged materials or protected attorney-work product information, whether arising prior to, or after the Closing Date, with respect to any matter for which a Party has an indemnification obligation hereunder, shall be subject to the sole control of such Party, which shall be solely entitled to control the assertion or waiver of the privilege or protection, whether or not such information is in the possession of or under the control of such Party. Parties retain an equal right to assert joint privilege and protection, but need not obtain written consent prior to waiver as described in this Section 14.19, when (i) an order by a Governmental Authority requires the production of privileged materials or protected attorney-work product information, or (ii) such privileged materials or protected attorney-work product information is to be offered, produced, or filed in a dispute where Purchaser Related Parties are adverse to Seller Related Parties. This Section 14.19 is for the benefit of Sellers, the Seller Related Parties and Sellers’ Counsel, and Seller Related Parties, Purchaser Related Parties and Sellers’ Counsel are express Third Party beneficiaries of this Section 14.19. This Section 14.19 shall be irrevocable, and no term of this Section 14.19 may be amended, waived or modified, except in accordance with Section 14.8, and with the prior written consent of the Seller Related Party affected thereby. This Section 14.19 shall survive the Closing and shall remain in effect indefinitely.

Section 14.20 Sellers’ Liability. Notwithstanding anything herein to the contrary, the Parties agree that each Seller shall be jointly and severally liable for the duties and obligations of each Seller under this Agreement and any other Transaction Documents.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

SELLERS:

VEPU INC.

By:	/s/ Constantin von Wasserschleben
Name:	Constantin von Wasserschleben
Title:	CEO and President

By:	/s/ Gregor Gruber
Name:	Gregor Gruber
Title:	CFO

simlog Inc.

By:	/s/ Bobby Saadati
Name:	Bobby Saadati
Title:	President

By:	/s/ Megan Ebadat Gresham
Name:	Megan Ebadat Gresham
Title:	Treasurer

Signature Page to Membership Interest Purchase Agreement

Purchaser:

MACH NATURAL RESOURCES LP

By:	/s/ Tom L. Ward
Name:	Tom L. Ward
Title:	Chief Executive Officer

Signature Page to Membership Interest Purchase Agreement

Appendix A

DEFINITIONS

“Accounting Arbiter” has the meaning set forth in Section 2.7(f).

“Accounting Principles” has the meaning set forth in Section 2.5(a).

“Acquisition Proposal” has the meaning set forth in Section 6.23(a).

“Adjusted Cash Consideration” has the meaning set forth in Section 2.5(b)(i).

“Adjusted Unit Consideration” has the meaning set forth in Section 2.5(b)(ii)(C).

“AFE” means authority for expenditure.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by, or is under common Control with, such Person. Prior to the Closing, each Company Group Member will be deemed to be an Affiliate of Seller (and not of Purchaser or any of its Affiliates), and after the Closing, each Company Group Member will be deemed to be an Affiliate of Purchaser (and not of any Seller or any of their Affiliates); provided further, that notwithstanding anything herein to the contrary, with respect to Section 6.2, the term “Affiliate,” shall include the UPE of Purchaser and Seller Group, as applicable.

“Agreed Tax Treatment” has the meaning set forth in Section 2.8.

“Agreement” has the meaning set forth in the Preamble of this Agreement.

“AICPA” has the meaning set forth in Section 6.28(b).

“Allocated Value” has the meaning set forth in Section 12.4.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, any state antitrust or unfair competition Laws and all other national, federal, state, foreign or multinational Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, attempted monopolization, restraint of trade, lessening of competition or abusing or maintaining a dominant position. Antitrust Laws also includes any Law that requires one or more parties to a transaction to submit a notification to a Governmental Authority with the authority to review certain transactions to determine if such transactions violate any Antitrust Law.

“Asset Taxes” means ad valorem, property, excise, New Mexico gross receipts, New Mexico compensating, severance, production, sales, use or similar Taxes based upon or measured by the acquisition, operation or ownership of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom, but excluding, for the avoidance of doubt, Income Taxes and Transfer Taxes.

Appendix A - Page 1

“Assets” means all of Company Group’s individual or collective right, title, and interest in and to its assets, including the following:

(a) all Hydrocarbon leases and subleases including those interests set forth on Exhibit A-1 (collectively, the “Leases”), together with all pooled, communitized, or unitized acreage which includes all or part of any Leases or any Wells (including acreage subject to forced pooling orders) including those set forth on Exhibit A-2 (the “Units”), together with all tenements, hereditaments, and appurtenances arising out of or derived from any of the Leases or the Units or the lands covered by the Leases or the Units (collectively, the “Lands”);

(b) any and all Hydrocarbon, water, CO2, injection, disposal or other wells, including those described on Exhibit A-3 (the “Wells”, and together with the Leases, the Units, the Mineral Interests and the Lands, the “Oil and Gas Properties”), in each case whether producing, non-producing, permanently or temporarily plugged and abandoned;

(c) all fee mineral interests, lessor royalties, overriding royalties, non-participating royalty interests, production payments, net profits interests, carried interests, reversionary interests, record title interests and all other royalties and interests of any kind or character in Hydrocarbons in place and, as applicable, the leasehold estates created thereby, in each case, including those described in Exhibit A-4 (collectively, the “Mineral Interests”);

(d) all surface fee interests, easements, permits, licenses, servitudes, rights of way, surface leases and other rights to use the surface, including the property described on Exhibit A-5, but excluding the Midstream Surface Rights and Rights of Way (the “Surface Rights and Rights of Way”);

(e) the Personal Property;

(f) the Midstream Assets; and

(g) all other assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible and wherever situated), including the goodwill related thereto, all Contracts, Permits and all of Company Group’s bank accounts, receivables and Cash and Cash Equivalents, as well as all credits, rebates and refunds;

provided, however, “Assets”, “Leases”, “Mineral Interests”, “Units”, “Wells”, “Surface Rights and Rights of Way” and “Oil and Gas Properties” shall not include any Excluded Assets.

“Assignment Agreement” means the assignment(s) of membership interests substantially in the form attached hereto as Exhibit B assigning the Subject Interests to Purchaser.

“Audited Financial Statements” has the meaning set forth in Section 6.28(b).

“Available Employees” has the meaning set forth in Section 4.17(b).

“Balance Sheet Date” has the meaning set forth in Section 4.5(a).

Appendix A - Page 2

“Bank Accounts” means all deposit, demand, time, savings, passbook, security or similar accounts that the Company Group maintains with any bank or financial institution.

“Barrel” means a unit of volume equal to forty-two (42) U.S. gallons.

“Base Price” has the meaning set forth in Section 2.2(a).

“Benefit Plan” means any “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), any employment, consulting or other similar agreement, and any profit-sharing, savings, retirement, commission, bonus, deferred compensation, incentive compensation, equity, equity purchase, phantom equity or any other equity-based compensation, change in control, retention, termination or severance, sick leave, vacation pay or practice or other paid time off, disability, including salary continuation for disability, hospitalization, medical, retiree health or welfare, life, scholarship, cafeteria, employee assistance, education or tuition assistance, fringe, health and welfare or other benefit or compensation policy, plan, program, agreement or arrangement for the benefit of any current or former, employee, director or other individual service provider.

“Bonds” means, collectively, all surety instruments, bonds, letters of credit, guarantees, and other similar security arrangements.

“Burdens” means royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments, carried interests, reversionary interests and other burdens on, measured by or payable out of production of Hydrocarbons.

“Business” means the business of the Company Group, including the exploration, development, and production of Hydrocarbons and the provisions of midstream gas gathering services and related activities, in each case, by the applicable Company Group Member.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of Texas.

“Business Employees” has the meaning set forth in Section 4.17(b).

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes that are owned or used by the Company Group.

“Cash Adjustment Cap” has the meaning set forth in Section 2.5(b)(ii)(A).

“Cash and Cash Equivalents” means (i) money, currency or a credit balance in a deposit account at a financial institution, net of checks outstanding as of the time of determination, (ii) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, (iii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, (iv) certificates of deposit or bankers’ acceptances issued by any commercial bank organized under the applicable Laws of the United States of America, in each case, only to the extent constituting cash or cash equivalents in accordance with GAAP; provided that, Cash and Cash Equivalents shall not include Suspense Funds or Excluded Cash (including security deposits, bond guarantees, collateral reserve accounts and amounts held in escrow or held by the Company Group on behalf of Third Parties ).

Appendix A - Page 3

“Cash Consideration” has the meaning set forth in Section 2.2(a)(i).

“Casualty Loss” means any portion of the Assets is damaged or destroyed by any act of God, fire, explosion, wild well, hurricane, storm, weather event, earthquake, landslide, act of nature, civil unrest or similar disorder, terrorist acts, war or any other hostilities or any other casualty or is expropriated in condemnation or under right of eminent domain.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

“Closing” has the meaning set forth in Section 8.1.

“Closing Adjusted Purchase Price” has the meaning set forth in Section 2.7(b).

“Closing Date” has the meaning set forth in Section 8.1.

“Closing Distribution” has the meaning set forth in Section 2.6(c).

“Closing Payment” has the meaning set forth in Section 2.6(a).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Colorado Oil and Gas Property Tax” means any ad valorem, property and similar Asset Taxes assessed by the State of Colorado (or any political subdivision thereof) on oil and gas leaseholds and lands that are valued pursuant to Colorado Revised Statutes, Title 39, Article 7, Sec. 39-7-102.

“Company” and “Companies” have the meanings set forth in the Recitals.

“Company Emails” means all emails and electronic correspondence of Seller and the Company Group (which, for the avoidance of doubt, includes associated attachments and other electronically stored information) that (i) contain Records, Contracts or material data or material information to the extent primarily relating to the business of the Company Group or the Assets or (ii) are subject to a litigation hold notice or similar retention requirement; provided that with respect to the Transferred Employees, Company Emails shall include all emails and electronic correspondence (other than Excluded Records).

“Company Fundamental Representations” means the representations and warranties in Section 4.1 (Existence and Qualification; Organizational Power), Section 4.2 (No Conflicts), Section 4.4 (Capitalization), Section 4.41 (Bankruptcy) and Section 4.42 (Liability for Brokers’ Fees).

“Company Group” has the meaning set forth in the Recitals.

Appendix A - Page 4

“Company Group Financial Statements” has the meaning set forth in Section 4.5(a).

“Company Group Interests” has the meaning set forth in Section 4.4(a).

“Company Group Member” means any member of the Company Group.

“Company Group Midstream Systems” means the pipeline systems and related gathering and processing facilities and plants owned and operated by the Company Group Members.

“Company Group Person” means any current or former employee of any Company Group Member.

“Company Hedge” has the meaning set forth in Section 4.29(a).

“Company Intellectual Property” has the meaning set forth in Section 4.34(b).

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company Group, taken as a whole.

“Company Plan” has the meaning set forth in Section 4.17(f).

“Company Real Property” has the meaning set forth in Section 4.46(a).

“Company Released Parties” has the meaning set forth in Section 14.17(b).

“Company Taxes” means any Asset Taxes and any other Taxes imposed on or with respect to any of the Company Group Members, the Assets or the Business; provided, however, that Company Taxes shall not include Transfer Taxes or any Taxes included in Company Transaction Expenses.

“Company Transaction Expenses” means the aggregate amount of any and all of the following fees, expenses or other liabilities incurred by, or paid or to be paid by, any Company Group Member or any Person that any Company Group Member pays or reimburses or is otherwise legally obligated to pay or reimburse (including any such fees, costs and expenses incurred on behalf of Sellers): (a) any legal, accounting, audit, financial advisory or other third-party advisory or consulting fees or any other costs, expenses or payment obligations incurred in connection with the process of selling the Subject Interests or the negotiation, preparation or execution of this Agreement or the Transaction Documents or the performance or consummation of the transactions contemplated hereby or thereby; (b) all brokers’, finders’ or similar fees in connection with the transactions contemplated hereby (including any process run by or on behalf of a Company Group Member in connection with such transactions), including those amounts set forth on Schedule 4.42; (c)  any sale or transaction bonuses, change in control bonuses, severance payments (subject to Section 6.14), retention bonuses or other similar payments made to any current or former officer, director, employee, independent contractor, or other Representative of any Company Group Member, any Seller or other Person before, at or after the Closing which, in each such case, is contingent upon, or is triggered or accelerated by reason of or in connection with (either alone or in combination with another condition or event), the execution of this Agreement, the consummation of the purchase and sale of the Subject Interests or the payment of any portion of the Base Price hereunder, including any severance or other obligations arising out of the failure of any Available Employees to become Transferred Employees; (d) the employer portion of any payroll, social security, unemployment or similar Taxes imposed on any amounts described in clause (c) above; (e) all out of pocket costs and expenses relating to the D&O Tail Policy, including any premiums and any brokerage fees; (f) fifty percent (50%) of the aggregate amount of the Escrow Agent fees and expenses under the Escrow Agreement (provided that any social security Taxes that are incurred with respect to an individual that is reasonably expected to exceed the social security limit based on continued employment shall not constitute Company Transaction Expenses); (g) fifty percent (50%) of all filing fees pursuant to the HSR Act in connection with the transactions contemplated by this Agreement; (h) fifty percent (50%) of all R&W Policy Costs or, if lesser, $1,186,500; and (i) any assignment or transfer fees required to be paid to any Governmental Authority or any other Third Party pursuant to the express terms of any Law or Contract or the demand by a Governmental Authority related to the satisfaction of liabilities or obligations claimed by such Governmental Authority relating to circumstances and/or matters prior to the Effective Time, in connection with the consummation of the transactions contemplated by this Agreement; provided, however, that the Company Transaction Expenses shall exclude (x) any fees, costs or expenses initiated or otherwise incurred at the written request of the Purchaser, any of its Affiliates or Representatives (other than any amounts described in clause (c) above which exist prior to or as of the Closing and become payable due to a termination of employment or service of the applicable Person by Purchaser or its applicable Affiliate), (y) any fees, costs or expenses related to any financing activities of Purchaser or its Affiliates in connection with the transactions contemplated hereby and (z) any Transfer Taxes which are addressed in Section 11.5.

Appendix A - Page 5

“Confidentiality Agreement” means that certain Confidentiality Agreement dated May 14, 2025 by and between IKAV Energy Inc. and Mach Natural Resources LP.

“Consent” means, other than any Preferential Rights, any consents, approvals, ratifications, waivers, clearances, waiting period expirations or terminations or other authorizations or rights (including any authorizations by Governmental Authorities) from any Person that are required or could reasonably be expected to be required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby (including, for the avoidance of doubt, with respect to the Assets and/or the Subject Interests).

“Consent Adjustment Amount” has the meaning set forth in Section 6.5.

“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated U.S. federal Income Tax Returns and any similar group under foreign, state or local Law.

“Continuing Hedges” means each of the Company Hedges listed on Part I of Schedule 4.29.

“Contracting Parties” has the meaning set forth in Section 14.12.

“Contracts” means, regardless if oral or written, all contracts, agreements (including any side letter agreements), or other legally binding arrangements to which any Company Group Member is a party or by which any Company Group Member is bound or to which any of the Assets or the Company Group Interests is subject, but excluding the Leases, the Surface Rights and Rights of Way, the Midstream Surface Rights and Rights of Way and any other instrument, but only to the extent creating or memorializing the ownership of any Oil and Gas Properties, Surface Rights and Rights of Way, Midstream Surface Rights and Rights of Way included in the Assets or Midstream Assets, as applicable.

“Control” means with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. The terms “Controls” and “Controlled by” and other derivatives shall be construed accordingly.

Appendix A - Page 6

“Cooperation Period” has the meaning set forth in Section 6.28(a).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“Credit Document Enforcement Action” means the taking of any action by any secured party under the Credit Document Indebtedness, or any agent acting therefor, to exercise its rights and remedies under the applicable Credit Documents or otherwise available at law as a result of any default, “Event of Default” or other material breach of the applicable Credit Documents (other than an election to charge or assess interest at a default rate (which such interest, if charged or assessed, shall constitute “Leakage”)), including, without limitation, any acceleration of the applicable Credit Document Indebtedness, foreclosure or other enforcement on any lien granted as security for the applicable Credit Document Indebtedness or the exercise of any voting rights or rights to distributions in respect of equity interests of any member of the Company Group pledged to secure such Credit Document Indebtedness.

“Credit Document Indebtedness” means all Pre-Effective Time Credit Document Indebtedness and Post-Effective Time Credit Document Indebtedness.

“Credit Documents” means those items set forth as items (5), (18) and (38) of Schedule 4.12(a), the “Loan Documents” (or similar term) referenced therein and any amendments, extensions, supplements or replacements of any of the foregoing or refinancing, replacement or substitute facilities thereof.

“Cure Period” has the meaning set forth in Section 12.6(a).

“Customary Post-Closing Consents” means consents and approvals from Governmental Authorities for the transfer of the Subject Interests to Purchaser (or the indirect transfer of the Assets to Purchaser) that are customarily obtained after the transfer of similar interests or assets.

“D&O Indemnified Parties” has the meaning set forth in Section 6.19.

Appendix A - Page 7

“D&O Tail Policy” has the meaning set forth in Section 6.19(a).

“Damages” means, all liabilities, losses, costs, obligations, claims, awards, judgments, settlements, expenses, charges, penalties or fines, of whatever kind, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts, and the reasonable costs of investigation and monitoring of such matters, and the reasonable costs of enforcement of the indemnity or investigating, defending or prosecuting any Proceeding.

“Data Security Requirements” means, collectively, all of the following to the extent relating to the access, collection, use, processing, storage, sharing, distribution, disclosure, security, or disposal of any personal information or data or otherwise relating to privacy, security, or security breach notification requirements and applicable to any Company Group Member: (i) any Company Group Member’s own published rules, policies, and procedures; (ii) all applicable Laws; and (iii) contracts into which any Company Group Member has entered or by which it is otherwise bound.

“Debt Adjustments” has the meaning set forth in Section 2.4(f).

“Debt Financing” has the meaning set forth in Section 6.30(a).

“Debt Financing Sources” has the meaning set forth in Section 6.30(a).

“Defect Adjustment Amount” has the meaning set forth in Section 12.7(a).

“Defect Claim Date” has the meaning set forth in Section 12.5(a).

“Defect Deductible” has the meaning set forth in Section 12.8(d)(ii).

“Defect Dispute” has the meaning set forth in Section 12.9(a).

“Defect Escrow Account” has the meaning set forth in Section 12.9(a).

“Defensible Title” has the meaning set forth in Section 12.2(a).

“Delinquent Delivery Payment” has the meaning set forth in Section 6.28(c)(i).

“Deposit” has the meaning set forth in Section 2.3.

“Deposit Escrow Account” has the meaning set forth in Section 2.3.

“Disclosure Schedules” means the aggregate of all schedules that set forth exceptions, disclosures, or otherwise relate to or are referenced in any of the representations or warranties set forth in Article 3 or Article 4.

“Dispute Notice” has the meaning set forth in Section 2.7(e).

“Dollars” means U.S. Dollars.

“Effective Time” means 12:01 a.m., prevailing Mountain Time, on April 1, 2025.

Appendix A - Page 8

“Effective Time Cash” means all Cash and Cash Equivalents of the Company Group as of the Effective Time.

“Effective Time Working Capital” means the amount (which may be positive or negative) equal to (a) the Working Capital Assets minus (b) the Working Capital Liabilities, in each case, as measured and determined as of the Effective Time in accordance with the Accounting Principles, an example of which is illustrated on Schedule WC.

“Employment Conditions” has the meaning set forth in Section 6.14(c).

“Encumbrance” means any lien, encumbrance, defect, irregularity, mortgage, pledge, charge, collateral assignment, security interest of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement), and any option, trust or other preferential arrangement having the practical effect of any of the foregoing.

“Environmental Arbitrator” has the meaning set forth in Section 12.9(c).

“Environmental Consultant” has the meaning set forth in Section 6.1(a).

“Environmental Defect” has the meaning set forth in Section 12.2(d).

“Environmental Defect Amount” has the meaning set forth in Section 12.8(c).

“Environmental Defect Notice” has the meaning set forth in Section 12.5(c).

“Environmental Defect Threshold” has the meaning set forth in Section 12.8(d)(i).

“Environmental Laws” means, as the same have been amended as of or prior to the Defect Claim Date, any federal, state and local Laws relating to pollution, the protection or restoration of the environment or natural resources (including wildlife, flora and fauna), the generation, treatment, storage, disposal, use, handling, transportation, cleanup or Release of any Hazardous Substances, or human health and safety (as it relates to exposure to Hazardous Substances), including but not limited to CERCLA, the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, as amended by the Clean Water Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the National Environmental Policy Act, 42 U.S.C. § 4321 et seq.; and the Endangered Species Act of 1973, 16 U.S.C. § 1531 et seq., and their implementing regulations, along with all similar state or local Laws.

“Environmental Liabilities” means any and all Damages, Remediation obligations, liabilities, environmental response costs, costs to cure, costs to investigate or monitor, restoration costs, mitigation costs, costs of Remediation or removal, claims, suits, other causes of action, settlements, expenses, charges, assessments, liens, penalties, fines, pre-judgment and post-judgment interests, attorneys’ fees and other legal fees arising out of, related to or with respect to any Environmental Laws, Environmental Permits or Third Party claims relating to the environment or Hazardous Substances and which relate to the Assets or the ownership or operation of the same, including (i) any actual or threatened Release of Hazardous Substances into the environment or resulting from or attributable to exposure to Hazardous Substances; (ii) the generation, manufacture, processing, distribution, use, treatment, storage, disposal, Release or threatened Release, transport or handling of Hazardous Substances; or (iii) to any other matter, condition or circumstance concerning Environmental Laws, Environmental Permits or the violation of Environmental Laws or Environmental Permits, or Hazardous Substances.

Appendix A - Page 9

“Environmental Permits” means any and all Permits required under Environmental Laws.

“Equity Interests” means, with respect to any Person: (a) capital stock, membership interests, units, partnership interests, other equity interests, rights to share in any profits, revenue, losses, gains or tax attributes of such Person (including equity appreciation, phantom equity, stock appreciation, profit participation or other similar rights) and any other similar interest of such Person (including the right to participate in the management and business and affairs or otherwise Control such Person); (b) any option, warrant, or other security or interest convertible into or exchangeable or exercisable for any of the foregoing; and (c) any right (contingent or otherwise) to subscribe for, purchase or otherwise acquire any of the foregoing.

“ERISA” mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is considered a single employer together with any Company Group Member under ERISA Section 4001(b) or part of the same “controlled group” with any Company Group Member for purposes of Code Section 414 (b), (c), (m), or (o).

“Escrow Agent” means U.S. Bank National Association.

“Escrow Agreement” means the escrow agreement, dated as of the Execution Date, by and among Purchaser, Sellers and the Escrow Agent to establish the Deposit Escrow Account and the Defect Escrow Account.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means the following: the assets and properties, if any, (a) set forth on Schedule EA; (b) the Excluded Records; (c) the Sellers’ Marks; and (d) any proceeds or earnings to the extent attributable to any other Excluded Assets.

“Excluded Cash” means, with respect to the Company Group, (a) all cash and cash equivalents held or retained for the benefit of, or pursuant to the requirement of, any other Person that as a result are not freely usable by and available to the Company Group, (b) any cash and cash equivalents of the Company Group that are held or deposited as security deposits or escrow deposits, (c) any outstanding checks, and (d) cash proceeds of insurance received by a Company Group Member with respect to any Casualty Loss or otherwise in respect of liabilities that have not been discharged prior to the time of determination (except to the extent there is a Working Capital Liability relating to such cash proceeds or Casualty Loss).

Appendix A - Page 10

“Excluded FX/IR Hedges” means each of the Company Hedges listed on Part II of Schedule 4.29 or any Hedging Contract or Hedging Transaction of the Company Group that is not listed on Schedule 4.29, comprised of the Company Group’s foreign exchange and interest rate Hedging Transactions.

“Excluded Hedges” has the meaning set forth in Section 6.12(b).

“Excluded Records” means: (a) any and all data, correspondence, materials, descriptions and records relating to the auction, marketing, sales negotiation or sale of the Subject Interests or the Assets, including the existence or identities of any prospective inquirers, bidders or prospective purchasers of any of the Assets, any bids received from and records of negotiations with any such prospective purchasers and any analyses of such bids by any Person; (b) corporate, financial, Tax, and legal data and records to the extent relating primarily to the businesses of Sellers or any Affiliate of Sellers other than any Company Group Member or their respective businesses or the Assets; (c) legal records and legal files of any Company Group Member with respect to or that relate to this Agreement, any Transaction Document or any of their communications prior to the Closing with respect to the transactions contemplated thereby or hereby, including all work product of and attorney-client communications with Sellers’ or any Company Group Member’s legal counsel (other than title opinions); (d) except for any Contracts (or any amendment thereto or any material elections or waivers made thereunder) that exist or are memorialized or stored only in e-mail format (which Contracts shall not be Excluded Records), all Seller Emails, (e) the Company Group’s domain names and email addresses bearing the Sellers’ Marks; (f) Third Party data, correspondence, materials, descriptions and records to the extent subject to the confidentiality agreements listed on Schedule EA; (g) any personnel or employee records not applicable to the Transferred Employees. For clarity, (i) all data, information and other Records owned or held by Seller or any Company Group Member (other than the Excluded Records) to the extent primarily related to the Company Group or the Assets shall constitute the property of the Company Group and not Excluded Records and (ii) the Seller’s obligations with respect to delivery and management of Company Emails are set forth in Section 6.9.

“Execution Date” has the meaning set forth in the Preamble of this Agreement.

“Expense Reimbursement” means the aggregate amount equal to the reasonable and documented out-of-pocket third-party fees, costs and expenses (including reasonable fees, costs and expenses of counsel, accountants or other advisors or service providers) incurred by Purchaser in connection with the consideration, evaluation, negotiation, diligence, performance and consummation of this Agreement; provided, however, in no event shall such amount be deemed to exceed $7,000,000.

“Expiration Date” has the meaning set forth in Section 10.1.

“FERC” means the Federal Energy Regulatory Commission or any successor Governmental Authority.

“Final Resolution Coverage Amount” has the meaning set forth in Section 6.31(b).

“Final Settlement Statement” has the meaning set forth in Section 2.7(c).

Appendix A - Page 11

“First Dollar Coverage Amount” has the meaning set forth in Section 6.31(b).

“Fraud” means, with respect to a Seller, any actual and intentional fraud with respect to the making of the representations and warranties of Sellers set forth in Article 3, Article 4 or any certificate delivered pursuant to this Agreement; provided that such actual and intentional fraud of a Seller shall only be deemed to exist if any of the individuals identified in the definition of “knowledge of Seller” had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by Sellers in Article 3, Article 4 or any certificate delivered pursuant to this Agreement were actually false when made, with the express intention that Purchaser rely thereon to Purchaser’s detriment and (y) with respect to Purchaser, any actual and intentional fraud with respect to the making of the representations and warranties of Purchaser set forth in Article 5; provided that such actual and intentional fraud of Purchaser shall only be deemed to exist if any of the individuals identified in the definition of “ knowledge of Purchaser” had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by Purchaser in Article 5 were actually false when made, with the express intention that Sellers rely thereon to Sellers’ detriment.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any government or governmental instrumentality, subdivision, court, legislature, executive, administrative agency, regulator, commission, official or other authority of the United States or any other country or any state, province, prefect, municipality, locality, tribe or other government, political or tribal subdivision thereof, any arbitrator or arbitral body (public or private) or any quasi-governmental or private body exercising any administrative, executive, judicial, legislative, arbitral, police, regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Hard Consent” means any Consent by a Third Party that (a) if not obtained prior to the assignment of the Subject Interests, would either (i) cause the termination, or give rise to a right of termination, of a Material Contract or an Asset under the express terms thereof or (ii) cause the indirect assignment of a Material Contract or an Asset affected thereby to be void or voidable, (b) by the express terms thereof, would require either Party to pay some amount to any Person, (c) is denied in writing, or (d) the Consent is required from a Governmental Authority (other than Customary Post-Closing Consents).

“Hazardous Substances” means any pollutants, contaminants, substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of liability under, any Environmental Laws, including, Hydrocarbons, produced water, radioactive materials, asbestos or asbestos-containing materials, urea formaldehyde, lead products and lead-based paint, noise, odor, mold, radiation, radon, polychlorinated biphenyls, or per- or poly-fluoroalkyl substances (including perfluorooctanoic acid or perlfluorooctane sulfonate).

“Hedge Gains” means, with respect to the Excluded Hedges, the amount to which any Company Group Member is entitled to receive under the terms of any and all such Company Hedges (without offset or netting of amounts under any other Hedging Transaction with the counterparty that is a party to such Company Hedges), including any liquidation or termination fees or payments made upon the liquidation or termination of the same.

Appendix A - Page 12

“Hedge Losses” means, with respect to the Excluded Hedges, the amount any Company Group Member is obligated to pay to the applicable counterparty (under the terms of such Company Hedges (including Excluded FX/IR Hedges)), without offset or netting of amounts under any other hedge transaction with the counterparty that is a party to any such Company Hedges, including any liquidation or termination fees or payments payable upon the liquidation or termination of the same.

“Hedging Contracts” means any forward, futures, swap, collar, put, call, floor, cap, option or other similar Contract to which any Company Group Member is a party that is intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including any Hydrocarbons or other commodities, currencies, interest rates and indices, and any financial transmission rights and auction revenue rights.

“Hedging Transaction” means a transaction that is (a) a swap, basis swap, option, forward contract, future contract, collar, three-way collar, or similar transaction entered into “over-the-counter”, (b) involving, or settled by reference to, one or more commodities, and (c) intended to hedge the risks associated with the production of Hydrocarbons.

“Hire Date” has the meaning set forth in Section 6.14(c).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, and all minerals, products and substances extracted, separated, processed and produced therefrom or therewith of any type and chemical composition, including petroleum and petroleum by-products or breakdown products.

“ICA” has the meaning set forth in Section 4.33(a).

“IKAV Energy” means IKAV Energy Inc., a Delaware corporation.

“IKAV Seller” has the meaning set forth in the Preamble of this Agreement.

“Imbalances” means any imbalance (a) at the wellhead between (i) the amount of Hydrocarbons produced from any of the Wells and allocated to the interests of the Company Group therein and (ii) the shares of production from the relevant Well to which the Company Group was entitled, or (b) at the pipeline flange (or inlet flange at a processing plant or similar location) between (i) the amount of Hydrocarbons nominated by or allocated to the Company Group and (ii) the Hydrocarbons actually delivered on behalf of the Company Group at that point.

“Income Taxes” means income, capital gain, franchise and similar Taxes based upon, measured by or calculated with respect to gross or net income, profits, capital or similar measures (or multiple bases, including corporate, franchise, business and occupation, business license or similar Taxes, if gross or net income, profits, capital or a similar measure is one of the bases on which such Tax is based, measured or calculated).

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“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money (including all amounts contemplated by the Payoff Letters) or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) obligations (contingent or otherwise) of such Person to pay the deferred purchase or acquisition price for any property, goods or services, in each case, at the maximum amount payable in respect thereof (including earnouts, holdbacks, seller notes, or other similar obligations), (c) indebtedness evidenced by notes, debentures, debt securities, bonds, or other similar instruments, (d)(i) nonqualified deferred compensation, (ii) any unpaid severance and termination payments and benefits with respect to terminations of employment that occur prior to the Closing, (iii) all amounts of accrued bonuses and other cash-based incentive compensation, (iv) all accrued vacation and other unused paid time off, and (v) in connection with any amounts described in the foregoing clauses (d)(i) through (d)(iv), the employer portion of any payroll, social security, unemployment or similar Taxes imposed on such amounts, (e) reimbursement obligations of such Person in respect of drawn letters of credit, performance bonds, bank guarantees, or similar instruments issued or accepted by banks and other financial institutions for the account of such Person, (f) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a finance lease or capital lease on a balance sheet of such Person under GAAP, (g) indebtedness, commitment fees or other obligations of such Person with respect to the Credit Documents, (h) all accrued but unpaid interest, redemption, breakage costs, or prepayment premiums or penalties, make-whole premiums, change in control or termination costs and any other fees and expenses relating to any of the foregoing obligations or that become due in connection with the redemption, breakage, prepayment or termination of such obligations or in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby, (i) all deferred rent and tenant allowances or obligations for deferred lease inducements, (j) excluding amounts payable pursuant to the Management Services Agreement, all accrued management fees payable by any Company Group Member to any Seller or any of its Affiliates, (k) except to the extent otherwise constituting Excluded FX/IR Hedges, the aggregate amount of all obligations under any interest rate protection agreements, forward currency exchange agreements, forward contracts or any other interest, currency or commodity hedging, swap or similar arrangements that such Person would be required to pay if such hedging, swap or similar arrangement were terminated at such time (after giving effect to any netting arrangements), and (l) obligations of the types as described in clauses (a) through (k) above of other Persons for which any Company Group Member is responsible or liable, directly or indirectly, as obligor, surety, by Contract, or otherwise; but for purposes of calculating the adjustments to the Base Price in Section 2.4, this definition of Indebtedness shall be without duplication to any liabilities to the extent already included in the determination of Effective Time Working Capital, Company Transaction Expenses or Company Taxes.

“Initial Delivery Deadline” has the meaning set forth in Section 6.28(a).

“Intellectual Property Rights” means all intellectual property rights under Law including: (a) trademarks, service marks, logos, trade names, trade dress, slogans and the goodwill associated therewith; (b) patents and inventions, as well as any reissued and reexamined patents and extensions corresponding to the patents, and any patent applications and patent disclosures, as well as any related continuation, continuation in part and divisional applications and patents issuing therefrom; (c) works of authorship and copyrights and copyrightable works; (d) internet domain names; (e) trade secrets, including designs, methods, data and databases, techniques, procedures, processes and other know-how, whether or not patentable, and other proprietary and confidential information; (f) mask works; (g) rights in industrial designs; (h) goodwill associated with any of the foregoing; and (i) any registrations or applications for registration for any of the foregoing; provided that, except for purposes of Section 4.34, “Intellectual Property Rights” shall not include Sellers’ Marks.

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“Interest Reduction” is defined in Section 12.3(a).

“Interim Period Assignments” means those items to be assigned from IKAV Energy or Simlog Seller, as applicable, to a Company Group Member set forth on Schedule 1.

“Inventory” has the meaning set forth in Section 2.5(d)(i)(A)(5).

“IRS” means the United States Internal Revenue Service.

“Knowledge of Purchaser” and “Purchaser’s Knowledge” means information actually and personally known by the individuals listed on Schedule KI after reasonable inquiry (and shall in no event encompass constructive, imputed or similar concepts of knowledge).

“Knowledge of Sellers” and “Sellers’ Knowledge” means information actually and personally known by the individuals listed on Schedule KI after reasonable inquiry (and shall in no event encompass constructive, imputed or similar concepts of knowledge).

“Lands” is defined in subsection (a) of the definition of “Assets.”

“Laws” means all statutes, laws (including common law), ordinances, regulations, rules, codes, executive orders, injunctions, judgments, decrees, decisions, rulings, or orders of any Governmental Authority.

“Leakage” means any of the following, without duplication, to the extent incurred or arising after the Effective Time and at or prior to the Closing: (a) any dividend, interest on capital, advance or distribution (whether in cash or in kind) declared, paid or made (whether actual or deemed), or any return of capital (whether by reduction of capital or redemption, amortization or purchase of Equity Interests or quotas), loans, any management, monitoring or sponsor advisory fees, or any other payment made on or with respect to any Equity Interests of any Company Group Member, in each case, by any Company Group Member to or on behalf of or for the benefit of, Sellers or any other Affiliate of Sellers (other than a Company Group Member) or other direct or indirect owner of any Equity Interests of any Seller, including any distribution pursuant to Section 2.6(c), but excluding any distributions of the Excluded Assets as specified on Schedule EA; (b) any sale, transfer or surrender of any assets or rights from Sellers or any other Affiliate of Sellers (other than a Company Group Member) to any Company Group Member; (c) any waiver, forgiveness or release by any Company Group Member of any amount owed to it by (or any right or any claim against) Sellers or any other Affiliate of Sellers (other than a Company Group Member) or other direct or indirect owner of Sellers; (d) the forgiveness, release, deferral, discount or waiver of any Indebtedness or of any claim of rights outstanding against any Person other than a Company Group Member by any Company Group Member of any amount owed to it; (e) the fair market value of any assets, rights or benefits (other than cash) sold or otherwise transferred by any Company Group Member, including to or for the benefit of Sellers or any Affiliate of Sellers (other than any Company Group Members) or other direct or indirect owner of Sellers (net of any proceeds received by the Company Group Members); (f) the amount of any liabilities or obligations of Sellers or any Affiliate of Sellers (other than the Company Group) that are paid, guaranteed or otherwise assumed by any Company Group Member (including any agreement or undertaking by the Company Group to assume, indemnify, guarantee or secure any such liability or obligation); (g) the amount, if any, incurred or paid by any Company Group Member for or with respect to the cure or attempt to cure Title Defects or Remediate Environmental Defects; (h) the amount, if any, incurred or paid by any Company Group Member for or with respect to the cure or attempt to cure any breach of this Agreement or any Transaction Document; (i) any payments, whether principal or interest payments, prepayments, or fees or expenses arising under or in connection with any Indebtedness of any Company Group Member incurred prior to the Effective Time (other than Pre-Effective Credit Document Indebtedness) that are made by any Company Group Member between the Effective Time and at or prior to Closing; (j) any bonuses or other incentive compensation paid or committed to be paid to employees of any Seller or the Company Group; (k) the making of any gift or other gratuitous payment; (l) the payment of any Company Transaction Expenses; (m) any payments made or agreed to be made in respect of any share capital, loan capital or other securities of the Company Group being issued, redeemed, purchased or repaid, or any other return of capital or otherwise, including any cash to or for the account of Sellers’ or any Affiliate of Sellers’ (other than any Company Group Member) directors, officers, partners, members, equityholders, contractors, consultants, advisors or employees, but only to the extent such payment is made to such Person in such related capacity to Seller or its Affiliate (other than any Company Group Member); (n) the amount of any settlement or compromise of any Proceeding affecting the Assets or any Company Group Member, including any such settlement or compromise pursuant to Section 6.4(q), (o) any costs, expenses or fees with respect to any distributions of the Excluded Assets as specified on Schedule EA; (p) amounts paid pursuant to the Management Services Agreement that materially exceed amounts paid in the ordinary course of business prior to the Execution Date as O&A Expenses (as defined in the Management Services Agreement); (q) the incurrence of any Tax by a Company Group Member as a consequence of any of the foregoing matters; and (r) any expense, liability or obligation arising under any agreement or arrangement entered into by any Company Group Member to give effect to any matter referred to in clauses (a) through (q) above, the amount of which shall constitute Leakage whether paid before, at or after the Closing.

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“Lease Operating Statements” has the meaning set forth in Section 4.45.

“Leases” is defined in subsection (a) of the definition of “Assets.”

“Management Services Agreement” means, collectively, (a) the Amended and Restated Management Services Agreement dated October 1, 2023 by and among IKAV Energy, as Service Provider thereunder, SIMCOE, as Service Recipient thereunder, and Munich Re Energy Transition Finance Inc., as Holder Representative thereunder, (b) the Services Agreement dated November 22, 2019 by and between IKAV General Partner S.a.r.l. and SIMCOE, (c) the Amended and Restated Management Services Agreement dated September 8, 2023 by and among IKAV Energy, as Service Provided thereunder, Simlog and SJI, together as Service Recipients thereunder, and (d) the Services Agreement dated June 1, 2023 by and between IKAV General Partner S.a.r.l. and Simlog, as amended.

“Material Adverse Effect” means, with respect to any Person, any event, occurrence, change, circumstance, development, state of facts, effect, or condition that, individually or together with any other event, occurrence, change, circumstance, development, state of facts, effect or condition (a) results in, or would be reasonably expected to have a material and adverse effect on the operations, affairs, condition (financial or otherwise), or results of operation of the Company Group, taken as a whole, or the Assets or Subject Interests or (b) has or would reasonably be expected to prevent, impede, hinder or delay the ability of such Person to consummate the transactions contemplated hereby or to perform such Person’s obligations and covenants hereunder that are to be performed at Closing; provided, however, that in the case of clause (a) above, none of the following, shall be taken into account in determining whether a Material Adverse Effect has occurred or is existing: (i) any change or prospective change in applicable Laws or GAAP or the interpretation or enforcement thereof first announced or proposed after the Execution Date; (ii) any change in economic, political, or business conditions or financial, credit, debt, or securities market conditions generally, including changes in supply, demand, interest rates, exchange rates, commodity prices (including Hydrocarbons), electricity prices, or fuel costs, sand or proppants; (iii) any legal, regulatory, or other change generally affecting the industries, industry sectors (including the upstream natural gas sector) or geographic sectors of such Person; (iv) any change resulting or arising from war, hostilities, sabotage, cyberattack not specifically targeted at the Company Group, terrorism, or the escalation of any of the foregoing; (v) any epidemic, pandemic, disease outbreak (including the COVID-19 virus) or other public health crisis or public health event, or the worsening of any of the foregoing; or (vi) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (it being understood that the events, changes, circumstances, occurrences or effects giving rise to or contributing to such failure may be deemed to constitute or be taken into account in determining whether there has occurred or would occur a Material Adverse Effect); provided, however, that the exceptions in clauses (i) through (v) above shall apply only to the extent that such changes do not have a disproportionate impact on such Person as compared to other similarly situated Persons in the oil and natural gas industry in the geographic region in which such Person’s assets are located.

“Material Contracts” has the meaning set forth in Section 4.12(a).

“Material Permit” has the meaning set forth in Section 4.11.

“Mental Impressions” has the meaning set forth in Section 6.27.

“Midstream Assets” means all of the Company Group Members’ individual or collective right, title, and interest in and to the following:

(a) the Company Group Midstream Systems, and all related equipment, machinery, storage tanks, fixtures, and supplies and other real, personal and mixed property, operational or nonoperational, in each case, owned and operated by any Company Group Member primarily in connection with the business of the Company Group Members;

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(b) the Midstream Personal Property;

(c) the Midstream Real Property; and

(d) all other assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible and wherever situated), including the goodwill related thereto, all Contracts and all of the Company Group Members’ bank accounts, receivables and Cash and Cash Equivalents, as well as all credits, rebates and refunds;

provided, however, “Midstream Assets” shall not include any Excluded Assets.

“Midstream Personal Property” means the personal property interests owned by the Company Group Members and located on, over or across the Midstream Real Property or Midstream Surface Rights and Rights of Way, but specifically excluding the Midstream Real Property and Midstream Surface Rights and Rights of Way itself.

“Midstream Real Property” has the meaning set forth in Section 4.20(a).

“Midstream Surface Rights and Rights of Way” means all surface fee interests, easements, permits, licenses, servitudes, rights of way, surface leases and other rights to use the surface.

“Mineral Interests” is defined in subsection (c) of the definition of “Assets.”

“MMBtu” means one million (1,000,000) British Thermal Units.

“Net Acre” means as computed separately with respect to each (a) Lease identified on Exhibit A-1 as to the applicable Target Formation, (i) the gross number of mineral acres in the Lands covered by such Lease, multiplied by (ii) the undivided fee simple mineral interest (expressed as a percentage) in the Lands covered by that Lease (as determined by aggregating the fee simple mineral interests owned by each lessor of that Lease in the Lands), multiplied by (iii) Seller’s Working Interest in that Lease; and (b) Unit identified on Exhibit A-3, (i) the gross number of mineral acres covered by the Leases to the extent included within the geographic boundary of such Unit, multiplied by (ii) the fee simple mineral interest (expressed as a percentage) in the Lands covered by such Leases to the extent located within the boundaries of such Unit (as determined by aggregating the fee simple mineral interests owned by each lessor of each applicable Lease in the lands) comprising each such Unit, multiplied by (iii) Seller’s Working Interest in such Leases comprising each such Unit; provided, however, if the items in (ii) or (iii) vary as to different tracts covered by any applicable Lease or included in a Unit, Net Acres shall be calculated separately for each such tract.

For example, if a Lease in which a Seller owns an undivided fifty percent (50%) Working Interest covers a 20-acre tract in which the lessors of such Lease own an undivided one-half (1/2) fee mineral interest and a separate and distinct 40-acre tract in which the lessors of such Lease own an undivided one fourth (1/4) fee mineral interest, then the Lease would cover ten (10) Net Acres (i.e., (20 × 0.5 × 0.5) + (40 × 0.25 × 0.5) = 10).

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“Net Revenue Interest” means, with respect to any Oil and Gas Property, the applicable Company Group Member’s interest (expressed as a percentage or a decimal) in and to the Hydrocarbons produced and saved or sold from or allocated to such Oil and Gas Property with respect to the Target Formation, in each case, after giving effect to all Burdens.

“NGA” has the meaning set forth in Section 4.33(a).

“NGPA” has the meaning set forth in Section 4.33(a).

“Non-Debt/CTE Adjustments” has the meaning set forth in Section 2.5(b)(ii).

“Nonparty Affiliates” has the meaning set forth in Section 14.12.

“NORM” has the meaning set forth in Section 12.10.

“NYSE” has the meaning set forth in Section 5.15(d).

“Oil and Gas Properties” is defined in subsection (b) of the definition of “Assets.”

“Ongoing Claims” has the meaning set forth in Section 4.28.

“Open Source Software” means any Software that is licensed pursuant to: (a) any license that is a license now currently approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (b) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation.

“Organizational Documents” means (i) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (ii) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (iii) with respect to a partnership, the certificate of formation and the partnership agreement thereof, and (iv) with respect to any other Person, the organizational, constituent or governing documents or instruments of such Person.

“Other Indemnitors” has the meaning set forth in Section 6.19(c).

“Outside Date” means the date that is one-hundred calendar days after the Execution Date.

“Outstanding Support Obligations” has the meaning set forth in Section 6.15.

“Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership, dated as of October 27, 2023, of Purchaser.

“Party” and “Parties” have the meanings set forth in the Preamble of this Agreement.

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“Payoff Letters” means customary payoff letters, executed by the applicable lenders or other obligees or their agent, in form and substance reasonably satisfactory to Purchaser, arising under the Credit Documents, or under any foreign exchange or interest rate Company Hedges then-outstanding and setting forth the total amounts payable as of the Closing Date pursuant to each such instrument or document to fully satisfy all principal, interest, fees, costs, expenses and any other amounts owed thereunder as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and agreement that upon payment in full of all such amounts owed, and the cash collateralization, novation, backstopping or other satisfaction of letters of credit (as applicable), the novation, termination or making of other arrangements satisfactory to the applicable hedge counterparty with respect to all outstanding hedges secured pari passu with such indebtedness (it being understood and agreed that the Continuing Hedges shall not be terminated) and the surrender and cancellation of any notes (as applicable), all obligations and liabilities of any Company Group Member under such Indebtedness and all guarantees and security interests supporting such Indebtedness (if any) thereunder whether arising prior to, or upon, Closing, shall be automatically and without further action discharged and satisfied in full and all liens on the Company Group and their respective assets and equity interests securing such Indebtedness shall be automatically released and terminated and authorization of Purchaser, the Sellers, the Company Group or any of their applicable Subsidiaries or, in each case, their designee to file, record or deliver, as the case may be, the documentation described in the definition of “Payoff Releases”.

“Payoff Releases” means the applicable release documents (including UCC-3 statements) necessary to evidence the release and termination of any deeds of trust, mortgages, financing statements, intellectual property filings, pledges, fixture filings, control agreements, security agreements, removal of title notations and other instruments securing obligations arising from the Credit Documents, or under any foreign exchange or interest rate Company Hedges then-outstanding, and any other documentation as is necessary or reasonably requested by Purchaser to, upon proper filing or recording or delivery thereof, provide for the full termination and release of all guarantees and security interests in connection with the Credit Documents, in each case, in form and substance reasonably acceptable to Purchaser and, where applicable, in sufficient counterparts for recordation in each of the counties in which the Assets are located or other applicable jurisdiction.

“Permits” means licenses, permits, certificates, concessions, clearances, tariffs, registrations, franchises, orders, consents, approvals, variances, waivers, exemptions and other authorizations by, or filings with, any Governmental Authority.

“Permitted Encumbrances” has the meaning set forth in Section 12.3.

“Permitted Use” has the meaning set forth in Section 6.27.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

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“Personal Property” means wellhead equipment, flowlines, pipelines, gathering, processing or treating systems and appurtenances thereto, all structures, facilities, equipment, machinery, vehicles, fixtures, tools, utility lines, platforms, compressors, meters, tanks, tank batteries, pumps, pulling machines, boilers, buildings, field offices, pipe yards, water disposal facilities and other tangible personal property and improvements, other equipment, fixtures or machinery of any kind or character, and other personal, moveable and mixed property, operational and nonoperational, known or unknown used or held for use in connection with the Assets.

“Phase I Environmental Site Assessment” means an environmental site assessment performed pursuant to ASTM E1527-21 Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process, including an assessment of a facility’s or operation’s compliance with Environmental Laws, or any similar visual environmental assessment; provided that the Phase I Environmental Site Assessment shall not include any invasive sampling or testing.

“Phase II Environmental Site Assessment” has the meaning set forth in Section 6.1(a).

“Post-Effective Time Company Taxes” means all Company Taxes allocable to any Post-Effective Time Tax Period, determined in accordance with Section 11.1.

“Post-Effective Time Credit Document Indebtedness” means any Indebtedness of the Company Group incurred pursuant to the Credit Documents of the Company Group after the Effective Time, including, for the avoidance of doubt, all interest, prepayment premiums, make-whole amounts, change of control premiums or similar obligations accruing on any such Indebtedness or any other fees, charges or penalties associated with the retirement of such Indebtedness, but excluding, for the avoidance of doubt, any Continuing Hedges or Excluded Hedges; provided, however, to the extent any Indebtedness of the Company Group incurred pursuant to the Credit Documents after the Effective Time is used to pay off, refinance or replace any Pre-Effective Time Credit Document Indebtedness of the Company Group, then such Indebtedness, together with any interest accrued thereon after the Effective Time, shall constitute Pre-Effective Time Credit Document Indebtedness of the Company Group.

“Post-Effective Time Tax Period” means any taxable period beginning after the Effective Time and the portion of any Straddle Period beginning immediately after the Effective Time.

“Pre-Effective Time Credit Document Indebtedness” means the Indebtedness of the Company Group (a) incurred and outstanding pursuant to the Credit Documents as of the Effective Time, including, for the avoidance of doubt, all interest, prepayment premiums, make-whole amounts, change of control premiums or similar obligations accruing on any such Indebtedness or any other fees, charges or penalties associated with the retirement of such Indebtedness and (b) any Indebtedness of the Company Group incurred after the Effective Time to pay off, refinance, or replace such Indebtedness described in clause (a), including, for the avoidance of doubt, all interest, prepayment premiums, make-whole amounts, change of control premiums or similar obligations accruing on any such Indebtedness or any other fees, charges or penalties associated with the retirement of such Indebtedness, but excluding in each case of (a) and (b), for the avoidance of doubt, any Continuing Hedges or Excluded Hedges.

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“Pre-Effective Time Company Taxes” means all Company Taxes allocable to any Pre-Effective Time Tax Period, determined in accordance with Section 11.1.

“Pre-Effective Time Tax Period” means any taxable period ending before the Effective Time and the portion of any Straddle Period ending immediately before the Effective Time.

“Preferential Rights” means any preferential rights to purchase, right of first refusal, right of first offer, drag right, tag right or similar rights applicable to any of the Assets or the Subject Interests that are required in connection with the transactions contemplated by this Agreement.

“Preferential Right Adjustment Amount” has the meaning set forth in Section 6.6.

“Preliminary Settlement Statement” has the meaning set forth in Section 2.7(a).

“Price Decrease” has the meaning set forth in Section 2.7(i).

“Price Increase” has the meaning set forth in Section 2.7(h).

“Proceeding” means any action, charge, litigation, investigation, information letter, audit (including under joint operating agreements and unit operating agreements), claim or proceeding (including any administrative enforcement proceeding), whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, or any appeal thereof, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Property Costs” means all operating expenses (including costs of insurance, overhead, employees, rentals, shut-in payments, and title examination and curative actions and capital expenditures, and costs of drilling and completing wells, and costs of acquiring equipment) incurred in the ownership and operation of the Assets or the Business and overhead costs charged to the Assets under any applicable Contracts, but excluding (without limitation) liabilities, losses, costs, and expenses attributable to Company Taxes and Transfer Taxes.

“Pro Rata Share” means with respect to each Seller, the applicable percentage set forth next to such Seller’s name on the Preliminary Settlement Statement and Final Settlement Statement.

“Public Announcement Restrictions” has the meaning set forth in Section 6.3(a).

“PUHCA” has the meaning set forth in Section 4.33(a).

“Purchaser” has the meaning set forth in the Preamble of this Agreement.

“Purchaser Common Units” means the common units representing limited partner interests in the Purchaser.

“Purchaser’s Designated Employment Entity” has the meaning set forth in Section 6.14(b).

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“Purchaser Distribution Amount” means any cash dividend or distribution declared by Purchaser with respect to Purchaser’s second fiscal quarter and having a record date during the period from and after the Execution Date until the Closing that Sellers would have received had the Unit Consideration been issued and outstanding as of such date.

“Purchaser Equity Plans” means the Long-Term Incentive Plan of Purchaser dated as of October 27, 2023.

“Purchaser Financial Statements” has the meaning set forth in Section 5.12(a).

“Purchaser Fundamental Representations” means Section 5.1 (Existence and Qualification), Section 5.2 (Organizational Power), Section 5.3 (Authorization and Enforceability), Section 5.4 (No Conflicts), and Section 5.11 (Liability for Broker’s Fees).

“Purchaser GP” means Mach Natural Resources GP LLC, a Delaware limited liability company.

“Purchaser Group” means Purchaser, its current and former Affiliates (including, from and after Closing, the Company Group), and each of their respective officers, directors, employees, agents, advisors, and other Representatives.

“Purchaser Material Adverse Effect” means, with respect to Purchaser, any change, circumstance, development, state of facts, effect, or condition that, individually or in the aggregate, materially and adversely affects or delays the ability of Purchaser to consummate the transactions contemplated hereby or would reasonably be expected to do so.

“Purchaser Related Parties” has the meaning set forth in Section 14.19.

“Purchaser Releasing Parties” has the meaning set forth in Section 14.17(a).

“Purchaser Retained Litigation Cap” has the meaning set forth in Section 6.31(b).

“Qualifying Offer” means an offer of employment from the Purchaser’s Designated Employment Entity that is consistent with the conditions and terms set forth in Section 6.14(d).

“Q2-2025 Financials” has the meaning set forth in Section 6.28(b).

“R&W Policy” means the buyer-side representations and warranties insurance policy obtained or to be obtained by Purchaser, including any related excess-policies and interim breach policies.

“R&W Policy Costs” has the meaning set forth in Section 6.16.

“RBL Credit Agreement” means that certain Credit Agreement, dated as of February 27, 2025, by and among Mach Natural Resources LP, as borrower, the lenders and issuing banks from time to time party thereto and Truist Bank, as administrative agent and collateral agent.

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“Records” means the minute books and other corporate records of each Company Group Member, including financial and accounting records and data.

“Reference Price” means $14.56.

“Registered Intellectual Property” means all Intellectual Property Rights that are the subject of registration (or an application for registration), including domain names.

“Registration Rights and Lock-Up Agreement” has the meaning set forth in Section 8.2(n).

“Related Party Contract” means (a) any Contract, arrangement or instrument between (i) any Company Group Member (or otherwise binding on the Assets), on the one hand, and (ii) a Seller, or any Affiliate of a Seller (other than a Company Group Member), or any officer, director, manager, or employee of a Seller, any Company Group Member or any of their respective Affiliates (other than a Company Group Member), or any member of the immediate family or Affiliate (other than a Company Group Member) of such officer, director, manager, or employee, on the other hand, (b) any arrangement whereby Seller or any of its Affiliates (other than any Company Group Member) or any of their respective directors, managers, officers, employees or consultants, or any members of their immediate families owns any interest in any of the Oil and Gas Properties or Assets, directly or indirectly, or otherwise has any right, title or interest in, to or under, any material property or right, tangible or intangible, that is or is currently contemplated to be used by any Company Group Member, or (c) any arrangement whereby Seller or any of its Affiliates (other than any Company Group Member) or any of their respective directors, managers, officers, employees or consultants, or any members of their immediate families licenses any intellectual property to any Company Group Member, and vice versa.

“Release” means any actual or threatened releasing, disposing, discharging, injecting, spilling, leaking, pumping, pouring, placing, leaching, migrating, dumping, emitting, abandoning, escaping or emptying into, upon or through the environment, including any soil, air, sediment, land surface or subsurface strata, surface water, groundwater, building, structure, facility or drinking water supply, and any abandonment or discarding of barrels, containers or other closed receptacles containing any Hazardous Substance.

“Remaining Disputes” has the meaning set forth in Section 2.7(f).

“Remediation” including the correlative terms “Remediate” and “Remediated” means the implementation and completion of any investigative, remedial, removal, response, cleanup, monitoring, construction, repair, closure, disposal, restoration, reclamation, abatement or other corrective actions, including monitoring, reporting, and the installation of any necessary pollution control equipment or vapor control equipment (including any necessary filings or interactions with Governmental Authorities) required under Environmental Laws.

“Reporting Interim Period Financials” has the meaning set forth in Section 6.28(e).

“Representatives” means (a) Affiliates of a Party, (b) partners, employees, officers, directors, managers, members, and equity owners of a Party or any of its Affiliates or any prospective purchaser of a Party or an interest in a Party; (c) any investment bank, legal counsel, consultant or agent retained by a Party or the parties listed in subsection (b) above; and (d) any bank, other financial institution or entity funding, or proposing to fund, such Party’s operations in connection with the Assets, including any consultant retained by such bank, other financial institution or entity.

Appendix A - Page 23

“Resolution Period” has the meaning set forth in Section 2.7(e).

“Review Period” has the meaning set forth in Section 2.7(e).

“SEC” means the United States Securities Exchange Commission.

“SEC Documents” has the meaning set forth in Section 5.12(a).

“Second Annual Financials Delivery Deadline” has the meaning set forth in Section 6.28(c)(ii).

“Second Interim Financials Delivery Deadline” has the meaning set forth in Section 6.28(c)(ii).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Emails” means emails and electronic correspondence (other than Company Emails) received or sent by employees of any Seller, and the Company Group (including emails and electronic correspondence received or sent by employees of any Seller, or the Company Group at their Company Group email address).

“Seller Fundamental Representations” means the representations and warranties in Section 3.1 (Existence and Qualification; Organizational Power), Section 3.2 (Authorization and Enforceability), Section 3.3 (No Conflicts), Section 3.5 (Title), Section 3.7 (Bankruptcy) and Section 3.9 (Liability for Brokers’ Fees).

“Seller Group” means Sellers, their current and former Affiliates (except, from and after the Closing, the Company Group), and each of their respective officers, directors, employees, agents, advisors, and other Representatives.

“Seller Material Adverse Effect” means, with respect to a Seller, any change, circumstance, development, state of facts, effect, or condition that, individually or in the aggregate, materially and adversely affects or delays the ability of such Seller to consummate the transactions contemplated hereby or would reasonably be expected to do so.

“Seller Protected Persons” has the meaning set forth in Section 6.16.

“Seller Releasing Parties” has the meaning set forth in Section 14.17(b).

“Seller Retained Litigation” means, collectively, (a) items 1 through 4 of Schedule 4.8, (b) item 5 of Schedule 4.8 (to the extent (and only to the extent) the Damages suffered or incurred with respect to item 5 of Schedule 4.8 exceed $7,500,000 and then only with respect to such excess amount), (c) item 1(c) set forth on Schedule 4.9(g) and (d) to the extent applicable prior to the Effective Time and for a period of thirty-six (36) months following the Closing, all items set forth on Schedule 4.9(g) other than item 1(c).

Appendix A - Page 24

“Sellers” has the meaning set forth in the Preamble of this Agreement.

“Seller Released Parties” has the meaning set forth in Section 14.17(a).

“Seller Releasing Parties” has the meaning set forth in Section 14.17(b).

“Sellers’ Counsel” has the meaning set forth in Section 14.19.

“Sellers’ Marks” has the meaning set forth in Section 6.13.

“Settlement Price” means, (a) in the case of gaseous Hydrocarbons, $3.00/MMBtu, and (b) in the case of crude oil, $60.00/Barrel and (c) in the case of condensate, scrubber liquids inventories and ethane, propane, iso-butane, nor-butane and gasoline Hydrocarbons, $30.00/Barrel, as applicable.

“Severance Amount” means, unless otherwise specifically negotiated or agreed to in writing between Purchaser and Sellers, the severance payable to any affected Available Employee shall be an amount equal to six (6) months of such Available Employee’s base salary or hourly wages rate (assuming such Available Employee’s regularly scheduled hours as in effect immediately prior to the Closing Date and excluding any overtime premium wages) as in effect immediately prior to the Closing Date.

“SIMCOE” has the meaning set forth in the Recitals.

“SIMCOE Subject Interests” has the meaning set forth in the Recitals.

“Simlog” has the meaning set forth in the Recitals.

“Simlog Seller” has the meaning set forth in the Preamble of this Agreement.

“Simlog Subject Interests” has the meaning set forth in the Recitals.

“SJI” has the meaning set forth in the Recitals.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Solvent” means, as to any person or entity, (a) the fair value of the property of such person or entity is greater than the total amount of liabilities, including contingent, unliquidated and disputed liabilities, of such person or entity, (b) the present fair saleable value of such person or entity is not less than the amount that will be required to pay the liability of such person or entity on its debts, including contingent, unliquidated and disputed debts, as they become absolute and matured, (c) such person or entity does not intend to, and does not believe that it will, incur debts or liabilities, including contingent debts and liabilities, beyond such person’s or entity’s ability to pay such debts and liabilities as they mature, and (d) such person or entity is not engaged in a business or a transaction, and is not about to engage in a business or a transaction, for which such person’s or entity’s property would constitute an unreasonably small capital.

Appendix A - Page 25

“Straddle Period” means any Tax period beginning before and ending after the Effective Time.

“Subject Interests” has the meaning set forth in the Recitals.

“Subrogation Waiver Provisions” has the meaning set forth in Section 6.16.

“Subsidiary” means, with respect to any Person, any other Person Controlled by such first Person, directly or indirectly, through one or more intermediaries.

“Support Obligation” means any Contract under which a Seller or any of its Affiliates (other than any Company Group Member) have agreed to act as guarantor or surety with respect to any obligation of the Company Group, whether by guaranty, suretyship contract, letter of credit, indemnity agreement, bond, cash deposit or otherwise.

“Surface Rights and Rights of Way” is defined in subsection (d) of the definition of “Assets.”

“Suspense Funds” means all amounts controlled, held or owed by the Company Group or its Affiliates that are held in suspense and are attributable to the Assets (including any such amounts attributable to Burdens or other Working Interest owners’ interest in the Assets).

“Target Closing Date” has the meaning set forth in Section 8.1.

“Target Formation” means (a) with respect to any Lease, Unit, or Mineral Interest, the applicable formation as identified on Exhibit A-1, Exhibit A-2, or Exhibit A-4, as applicable, for such Lease, Unit, or Mineral Interest, or (b) with respect to any Well listed on Exhibit A-3, the currently producing (or capable of producing) formations for such Well.

“Tax Allocation” has the meaning set forth in Section 11.7.

“Tax Proceeding” has the meaning set forth in Section 11.6.

“Tax Return” means any return (including any information return and any estimated return), report, statement, schedule, notice, form, election, estimated Tax filing, claim for refund or other document (including any attachments thereto and amendments thereof) filed with, or required to be filed with, any Governmental Authority with respect to any Tax.

“Taxes” means all federal, state, local, foreign and other net income, gross income, gross receipts, alternative, estimated, sales, use, Colorado impact fee, Colorado documentary fee, New Mexico gross receipts, New Mexico compensating, ad valorem, value added, transfer, franchise, profits, registration, withholding, payroll, employment, excise, severance, social security, environmental, stock, stamp, real or personal property, windfall profits, customs, duties, levies, tariffs, imposts, or other taxes, fees, assessments or charges in the nature of a tax of any kind whatsoever imposed by a Governmental Authority (whether imposed directly or through withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority with respect thereto.

Appendix A - Page 26

“Third Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Title Arbitrator” has the meaning set forth in Section 12.9(b).

“Title Benefit” has the meaning set forth in Section 12.2(c).

“Title Benefit Amount” means, with respect to each Oil and Gas Property affected by Title Benefits, the amount equal to the increase in the Allocated Value for such Oil and Gas Property caused by such Title Benefits, as determined pursuant to Section 12.8(b) or Section 12.9(b).

“Title Benefit Notice” has the meaning set forth in Section 12.5(b).

“Title Defect” has the meaning set forth in Section 12.2(b).

“Title Defect Amount” has the meaning set forth in Section 12.8(a).

“Title Defect Notice” has the meaning set forth in Section 12.5(a).

“Title Defect Threshold” has the meaning set forth in Section 12.8(d)(i).

“Transaction Documents” means this Agreement and any other documents executed in connection with this Agreement.

“Transfer Agent” means Equiniti Trust Company, LLC.

“Transfer Taxes” has the meaning set forth in Section 11.5.

“Transferred Employee” has the meaning set forth in Section 6.14(c).

“Transition Services Agreement” has the meaning set forth in Section 8.2(m).

“Treasury Regulations” means the final, temporary, and proposed United States Department of the Treasury regulations promulgated under the Code.

“U.S.” means the United States of America.

“Union” has the meaning set forth in Section 4.17(c).

“Units” is defined in subsection (a) of the definition of “Assets.”

“Unit Consideration” has the meaning set forth in Section 2.2(a)(ii).

“UPE” means “ultimate parent entity,” as defined in 16 C.F.R. § 801.1(a)(3).

Appendix A - Page 27

“VDR” means the virtual data room established by or on behalf of Sellers at the website Datasite.com and made available to Purchaser.

“Wells” is defined in subsection (b) of the definition of “Assets.”

“Working Capital Assets” has the meaning set forth in Section 2.5(d)(i).

“Working Capital Liabilities” has the meaning set forth in Section 2.5(d)(ii).

“Working Capital Shortfall” means the amount by which the Effective Time Working Capital is less than the Working Capital Target.

“Working Capital Surplus” means the amount by which the Effective Time Working Capital is greater than the Working Capital Target.

“Working Capital Target” means $0.00.

“Working Interest” means, with respect to any Oil and Gas Property, the interest (expressed as a percentage or a decimal) that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations for such Oil and Gas Property with respect to the Target Formation, without regard to the effect of any Burdens.

“Year End Statements” has the meaning set forth in Section 4.5.

Appendix A - Page 28

EXHIBIT D

Form of Registration Rights and Lock-Up Agreement

[See Attached]

Exhibit D

Final Form

FORM OF

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

by and among

MACH NATURAL RESOURCES LP

and

EACH OF THE SELLERS PARTY HERETO

[ ___________], 2025

Final Form

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

This REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [   ], 2025, by and among Mach Natural Resources LP, a Delaware limited partnership (the “Partnership”), and each of the parties set forth on the signature pages hereto (each, a “Seller” and collectively, the “Sellers”).

RECITALS

WHEREAS, pursuant to the Membership Interest Purchase Agreement, dated as of July 9, 2025 (the “San Juan Purchase Agreement”), among (i) the Partnership, on one hand, and (ii) Simlog, Inc., a Delaware corporation, and VEPU Inc., a Delaware corporation (together, the “San Juan Sellers”), on the other hand, the Partnership issued Securities to the San Juan Sellers;

WHEREAS, pursuant to the Purchase and Sale Agreement, dated as of July 9, 2025 (the “Sabinal Purchase Agreement”, and together with the San Juan Purchase Agreement, the “Purchase Agreements”), among the Partnership, Sabinal Energy Operating, LLC, a Texas limited liability company, Sabinal Resources, LLC, a Texas limited liability company, and Sabinal CBP, LLC, a Texas limited liability company (together with their respective designees, the “Sabinal Sellers”), the Partnership issued Securities to the Sabinal Sellers; and

WHEREAS, the parties hereto desire to enter into an agreement to provide for certain rights and obligations associated with ownership of the Securities.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

Article 1
DEFINITIONS

Section 1.1 Definitions. The terms set forth below are used herein as so defined:

“Affiliate” has the meaning ascribed to it, on the date hereof, under Rule 405 of the Securities Act; provided, however, that solely for purposes of Section 2.6, “Affiliate”, with respect to any Person, means any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question; it being understood that, with respect to a Holder or any of its Affiliates, (x) “Affiliate” does not include any portfolio company of a Holder or any of its Affiliates, and (y) for purposes of this Agreement, the Partnership and its subsidiaries shall not be deemed to be an Affiliate of any Holder or such Holder’s Affiliates. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning specified therefor in the introductory paragraph of this Registration Rights and Lock-Up Agreement.

“Authority” means any domestic (including federal, state or local) or foreign court, arbitrator, administrative, regulatory or other governmental department, agency, official, commission, tribunal, authority or instrumentality, non-government authority or self-regulatory body (including any domestic or foreign securities exchange).

“Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act. “Beneficial Ownership” has a correlative meaning.

“Block Trade” means the sale of Registrable Securities to one or more purchasers that are financial institutions in an offering registered under the Securities Act without a prior public marketing process by means of a block trade.

“Block Trade Notice” has the meaning specified therefor in Section 2.1(c) of this Agreement.

“Bought or Overnight Underwritten Offering” has the meaning specified therefor in Section 2.2(b) of this Agreement.

“Bought or Overnight Underwritten Holder Offering” means the sale of Registrable Securities to one or more purchasers that are financial institutions in an offering registered under the Securities Act Section 1.2 without a prior public marketing process by means of a bought deal or Section 1.3 pursuant to an “overnight” underwritten offering.

“Business Day” means any day other than a day on which the SEC is closed.

“Closing Date” means, with respect to each Seller, the “Closing Date” as defined in the applicable Purchase Agreement.

“Common Units” means the common units representing limited partner interests in the Partnership, and any class or classes of securities issued or issuable with respect to such common units by way of reclassification, dividend or distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise.

“Delivery Failure” has the meaning specified therefor in Section 2.8(a) of this Agreement.

“e-mail” has the meaning specified therefore in Section 3.1 of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“General Partner” means Mach Natural Resources GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacity as general partner of the Partnership.

“Holder” means each of the Sellers and their respective Affiliates, when any such Person is a holder or owner of any Registrable Securities. A Person shall cease to be a Holder hereunder at such time as it ceases to hold any Registrable Securities.

“Included Registrable Securities” has the meaning specified therefor in Section 2.2(a) of this Agreement.

“Launch Date” has the meaning specified therefor in Section 2.2(b) of this Agreement.

“Losses” has the meaning specified therefor in Section 2.8(b) of this Agreement.

“Managing Underwriter” means, with respect to any Underwritten Offering or Bought or Overnight Underwritten Offering, the book running lead manager (or any Person holding such comparable title) of such Underwritten Offering or Bought or Overnight Underwritten Offering.

“Maximum Number of Securities” has the meaning specified therefor in Section 2.1(c) of this Agreement.

“Maximum Piggyback Number of Securities” has the meaning specified therefor in Section 2.2(b) of this Agreement.

“Opt-Out Notice” has the meaning specified therefor in Section 2.12 of this Agreement.

“Other Holder” has the meaning specified therefor in Section 2.2(c) of this Agreement. For the avoidance of doubt, “Other Holders” shall not include the General Partner or any of its Affiliates.

“Partnership” has the meaning specified therefor in the introductory paragraph of this Agreement and includes any successor thereto.

“Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Partnership, as it may be amended, supplemented or restated from time to time.

“Person” means any natural person, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, foundation, unincorporated organization or government or other agency or political subdivision thereof.

“Piggyback Offering” has the meaning specified therefor in Section 2.2(a) of this Agreement.

“Primary Selling Holder” has the meaning specified therefor in Section 2.1(b) of this Agreement.

“Purchase Agreements” has the meaning specified therefor in the recitals of this Agreement.

“Registrable Securities” means the Securities, upon original issuance thereof, or any units or other securities issued in respect of such Registrable Securities because of or in connection with any dividend, distribution, unit split, purchase in any rights offering or in connection with any exchange for or replacement of such Registrable Securities or any combination of units, recapitalization, merger or consolidation, or any other equity securities issued pursuant to any other pro rata distribution with respect to the Common Units or other Registrable Securities, until such time as such securities cease to be Registrable Securities pursuant to Section 1.2 hereof.

“Registration Expenses” has the meaning specified therefor in Section 2.7(a) of this Agreement.

“Rule 144” means Rule 144 promulgated under the Securities Act or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“Sabinal Purchase Agreement” has the meaning specified therefor in the recitals of this Agreement.

“Sabinal Sellers” has the meaning specified therefor in the recitals of this Agreement.

“San Juan Purchase Agreement” has the meaning specified therefor in the recitals of this Agreement.

“San Juan Sellers” has the meaning specified therefor in the recitals of this Agreement.

“SEC” means the U.S. Securities and Exchange Commission (or any successor agency).

“Securities” means the Common Units issued pursuant to each of the Purchase Agreements, if any. For the avoidance of doubt, such definition shall not include the aggregate number of Common Units equal to the Disputed Defect Amount (as defined in the Sabinal Purchase Agreement) until such Disputed Defect Amount is resolved pursuant to the applicable provisions of the Sabinal Purchase Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers” has the meaning specified therefor in the introductory paragraph of this Agreement.

“Selling Expenses” means all underwriting discounts, selling commissions or similar fees or arrangements or stock transfer taxes allocable to the sale of the Registrable Securities, and fees and disbursements of counsel to the Selling Holders, other than those fees and disbursements of counsel required to be paid by the Partnership pursuant to Section 2.6(a) of this Agreement.

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to a registration statement.

“Selling Holder Indemnified Persons” has the meaning specified therefor in Section 2.8(a) of this Agreement.

“Shelf Registration” has the meaning specified therefor in Section 2.1(a) of this Agreement.

“Shelf Registration Statement” has the meaning specified therefor in Section 2.1(a) of this Agreement.

“Termination Date” has the meaning specified therefor in Section 3.15 of this Agreement.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, Registrable Securities.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” has the meaning specified therefor in Section 2.1(b) of this Agreement.

“Underwritten Offering Filing” has the meaning specified therefor in Section 2.2(a) of this Agreement.

“Underwritten Offering Notice” has the meaning specified therefor in Section 2.1(b) of this Agreement.

“Underwritten Offering Request” has the meaning specified therefor in Section 2.1(b) of this Agreement.

Section 1.4 Registrable Securities. Any Registrable Security will cease to be a Registrable Security upon the earliest to occur of when (a) a registration statement covering such Registrable Security becomes or has been declared effective by the SEC and such Registrable Security has been sold or disposed of pursuant to such effective registration statement; (b) (i) all Registrable Securities owned by such Holder may be sold pursuant to Rule 144 (or any successor provision) with no volume or other restrictions or limitations under Rule 144 (or any such successor provision) (the “Rule 144 Fall-Away Date”) and (ii) the amount of Securities collectively held by such Holder and its Affiliates equals less than 50% of the Securities issued to such Holder pursuant to the applicable Purchase Agreement; or (c) such Registrable Security has been sold or disposed of in a transaction in which the Holders’ rights under this Agreement are not transferred or assigned pursuant to Section 3.3 of this Agreement.

Article 2
REGISTRATION RIGHTS

Section 2.1 Shelf Registration.

(a) Registration. The Partnership shall, as soon as practicable after the applicable Closing Date, but in any event within 60 calendar days after the applicable Closing Date, file a “shelf” registration statement to permit the resale of the Registrable Securities from time to time pursuant to Rule 415 promulgated under the Securities Act (a “Shelf Registration”).

(b) The registration statement shall be on Form S-3 or, if Form S-3 is not then available to the Partnership, on Form S-1 or such other form of registration statement as is then available to effect a registration for the offer and sale of the Registrable Securities (such registration statement, a “Shelf Registration Statement”). The Shelf Registration Statement may include all Registrable Securities held by each of the Sellers in one (1) Shelf Registration Statement. The Partnership shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of a. the 90th calendar day following the filing date thereof if the SEC notifies the Partnership that it will “review” such registration statement and b. the 5th Business Day after the date the Partnership is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Subject to the provision by each Holder of all information reasonably requested by the Partnership for such purposes, the Partnership shall use commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another registration statement is available, for the resale of all the Registrable Securities by the Holders until such time as there are no longer any Registrable Securities. In the event the Partnership files a registration statement on Form S-1, the Partnership shall use its commercially reasonable efforts to convert such registration statement into a registration statement on Form S-3 as soon as practicable after Form S-3 is available to the Partnership.

(c) Right to Effect Underwritten Offerings. Subject to the provisions hereof, the Holders shall be entitled, at any time and from time to time when a Shelf Registration Statement is effective and until the Termination Date, to sell all or a portion of such Registrable Securities as are then registered pursuant to such registration statement in an underwritten offering or a Bought or Overnight Underwritten Holder Offering (each, an “Underwritten Offering”) upon not less than seven Business Days’ prior written notice to the Partnership (such request, an “Underwritten Offering Request”); provided, however, that (based on then-current market prices) the number of Registrable Securities included in each such Underwritten Offering would reasonably be expected to yield gross proceeds to the Holders of at least $50,000,000, and provided further that, (A) with respect to the Securities received by the San Juan Sellers, collectively, such Holders shall not be entitled to request an Underwritten Offering (i) more than six times in the aggregate and (ii) more than two times in any single calendar year and (B) with respect to the Securities received by the Sabinal Sellers, collectively, such Holders shall not be entitled to request an Underwritten Offering i. more than three times in the aggregate and (ii) no more than two times in any single calendar year. As soon as reasonably practicable after receipt by the Partnership of an Underwritten Offering Request from a Holder (the “Primary Selling Holder”) in accordance with this Section 2.1(c), the Partnership shall give written notice (an “Underwritten Offering Notice”) of such Underwritten Offering Request to all other Holders and shall, subject to the provisions of this Article II, use commercially reasonable efforts to include in such Underwritten Offering all Registrable Securities with respect to which the Partnership received written requests for inclusion therein within five Business Days after such Underwritten Offering Notice is given by the Partnership to such Holders. Subject to the other limitations contained in this Agreement, the Partnership shall not be obligated hereunder to effect an Underwritten Offering within 60 days after the closing of an Underwritten Offering or any other underwritten public offering of Common Units effected by the Partnership.

(d) Block Trade. Notwithstanding anything in Section 2.1(c), (A) with respect to the Securities received by the San Juan Sellers, any Holder shall be permitted to request that the Partnership facilitate a Block Trade, subject to the provisions of this Section 2.1(d) up to two times in any single calendar year and (B) with respect to the Securities received by the Sabinal Sellers, any Holder shall be permitted to request that the Partnership facilitate a Block Trade, subject to the provisions of this Section 2.1(d) up to two times in any single calendar year. All requests that the Partnership facilitate a Block Trade by a Holder (a “Holder Block Trade”) shall be made by giving written notice to the Partnership (a “Block Trade Notice”). Each Block Trade Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Holder Block Trade and the proposed date of such proposed Holder Block Trade, provided, however, that such date must be at least three Business Days after receipt of the Block Trade Notice. Notwithstanding the foregoing, the Partnership will not be required to take any action pursuant to this Section 2.1(d) (x) if a Block Trade is not expected to yield aggregate gross proceeds of at least $30,000,000 or (y) unless such Block Trade consists of all remaining Registrable Securities held by such Holder. The Partnership shall use its commercially reasonable efforts to facilitate each such Block Trade, including, the delivery of customary comfort letters and customary legal opinions, subject to receipt by the Partnership, its auditors and legal counsel of customary representations and other customary documentation as may be reasonably necessary to permit the delivery of such comfort letters and legal opinions. For the avoidance of doubt, in the case of a Block Trade structured as an Underwritten Offering and which reasonably includes customary associated disclosure, legal opinions, comfort letters and other documents and procedures reasonably required in order to facilitate such offering such participation shall be counted as a demand of that Selling Holder for an Underwritten Offering pursuant to Section 2.1(c).

(e) Priority on Underwritten Offering. With respect to the registration pursuant to this Section 2.1, the Partnership may include Common Units other than Registrable Securities in an Underwritten Offering, subject to the terms provided below. If the Managing Underwriter or Underwriters of any Underwritten Offering advises the Partnership and the Primary Selling Holder that the total amount of securities that the Selling Holders and any other Persons intend to include in such Underwritten Offering exceeds the number that can be sold in such Underwritten Offering without being likely to have an adverse effect on the price, timing or distribution of the securities offered or the market for such securities (the “Maximum Number of Securities”), then the securities to be included in such Underwritten Offering shall include the number of securities that such Managing Underwriter or Underwriters advises the Partnership and the Primary Selling Holder can be sold without having such adverse effect, with such number to be allocated: (x) first, to the Registrable Securities proposed to be sold by all Holders, pro rata based upon the number of Registrable Securities owned by each such Holder at the time of such offering, which can be sold without exceeding the Maximum Number of Securities; (y) second, to the extent the Maximum Number of Securities has not been reached under clause (x), to the securities to be offered and sold by the General Partner and its Affiliates exercising such rights of registration pursuant to Section 7.13 of the Partnership Agreement, which can be sold without exceeding the Maximum Number of Securities; and (z) third, to the extent the Maximum Number of Securities has not been reached under clauses (x) and (y), to the securities to be offered and sold by or on behalf of the Partnership, which can be sold without exceeding the Maximum Number of Securities.

(f) Selection of Underwriters. If any of the Registrable Securities are to be sold in an Underwritten Offering (including, for the avoidance of doubt, a Bought or Overnight Underwritten Holder Offering) initiated by the Holders, the Primary Selling Holder shall select the Managing Underwriter or Underwriters from a list to be supplied by the Partnership, which list shall include at least three (3) nationally recognized investment banking firms. If the Primary Selling Holder wishes to select a Managing Underwriter or Underwriters that is not on the list provided by the Partnership, such Primary Selling Holder may propose an alternative Managing Underwriter or Underwriters; provided however that if the Partnership objects in good faith to such alternative Managing Underwriter or Underwriters, the Partnership may require the Primary Selling Holder to select a different alternative Managing Underwriter or Underwriters after good faith consultation with the Partnership, and, for the avoidance of doubt, the Primary Selling Holder may not object to such different alternative Managing Underwriter or Underwriters.

(g) Basis of Participation. No Holder may sell Registrable Securities in any offering pursuant to an Underwritten Offering unless it (i) agrees to sell such Registrable Securities on the same basis provided in the underwriting or other distribution arrangements approved by the Partnership and the Primary Selling Holder that apply to the Partnership and/or the Primary Selling Holder, as applicable, and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, lockups and other customary documents as may be reasonably required under the terms of such arrangements; provided, however, that no Holder shall be required to make any representations or warranties to the Partnership or any underwriter (other than representations and warranties regarding such Holder’s ownership of its Registrable Securities to be sold or transferred, such Holder’s power and authority to effect such transfer, and such matters pertaining to compliance with securities laws as may be reasonably requested by the Partnership or the underwriters, and such other representations, warranties and other provisions relating to such Holder’s participation in such Underwritten Offering as may be reasonably requested by the underwriters) or to undertake any indemnification obligations to the Partnership with respect thereto, except as otherwise provided in Section 2.8(b) or to the Underwriters with respect thereto.

(h) Delay Rights. Notwithstanding anything to the contrary contained herein, the Partnership may, upon written notice to the Selling Holders, delay the filing or effectiveness of a registration statement or execution of an Underwritten Offering or Block Trade under this Section 2.1 or, suspend the use of any prospectus which is a part of a registration statement filed under this Section 2.1 (in which event the Selling Holders shall discontinue sales of the Registrable Securities pursuant to such registration statement but such Selling Holder may settle any contracted sales of Registrable Securities) if the Partnership notifies the Selling Holders in writing that the Partnership (i) is pursuing a bona fide material acquisition, merger, reorganization, disposition, joint venture, financing or other similar transaction and the board of directors of the General Partner determines in its reasonable and good faith discretion, that any required disclosure of such transaction in the registration statement would have an adverse effect on any such transaction, (ii) is in possession of material non-public information and the board of directors of the General Partner determines in its reasonable and good faith discretion that any required disclosure in the registration statement of such information or event would not be in the best interest of the Partnership or (iii) such filing or use would render the Partnership unable to comply with the applicable securities laws; provided, however, in no event shall (A) such filing of the registration statement under Section 2.1 be delayed under this Section 2.1(h) for a period that exceeds 90 consecutive days or 120 days in the aggregate, in each case, in any 12-month period, or (B) any Selling Holder be suspended under this Section 2.1(h) or Section 2.3(o) from selling Registrable Securities pursuant to such registration statement for a period that exceeds 90 consecutive days or 120 days in the aggregate, in each case, in any 12-month period. Upon notice by the Partnership to the Selling Holders of any determination to delay the filing of a registration statement under Section 2.1 or suspend the use of any prospectus which is a part of a registration statement filed under Section 2.1, the Selling Holders shall refrain from making offers and sales of Registrable Securities during the pendency of such delay or suspension, keep the fact of any such delay or suspension strictly confidential and not use or disclose such notice or information to any Person other than such Selling Holders’ legal counsel or as required by law. If, pursuant to this Section 2.1(h), the Partnership delays an Underwritten Offering or Block Trade requested by the Holders, the Holders shall be entitled to withdraw such Underwritten Offering Request or Block Trade and, if they do so, such request shall not count against the limitations on the number of such registrations set forth in Section 2.1(c). Upon disclosure of such information or the termination of the condition described above, the Partnership shall provide prompt notice to the Selling Holders and shall promptly terminate any suspension of sales it has put into effect and shall take such other actions to permit registered sales of Registrable Securities as contemplated in this Agreement. The Partnership may only exercise its suspension rights under this Section 2.1 if it exercises similar suspension rights with respect to each other holder of securities that is entitled to registration rights under an agreement with the Partnership. Any period during which the Partnership has delayed the filing, effectiveness or use of a Registration Statement pursuant to this Section 2.1(h) is herein called a “Suspension Period.”

Section 2.2 Piggyback Rights.

(a) Participation. Except as provided in Section 2.2(b), if at any time after 180 days following the date of this Agreement, the Partnership proposes to file (i) a shelf registration statement, (ii) a prospectus supplement to an effective shelf registration statement, and Holders could be included without the filing of a post-effective amendment thereto (other than a post-effective amendment that is immediately effective), or (iii) a registration statement, other than a registration statement (A) filed in connection with any employee equity plan or other benefit plan, (B) for an exchange offer or offering of securities solely to the Partnership’s existing unitholders, (C) for an offering of debt, whether or not convertible into equity securities of the Partnership or (D) for a dividend reinvestment plan, in the case of each of clause (i), (ii) or (iii), for the sale of Common Units in an Underwritten Offering (other than a Bought or Overnight Underwritten Holder Offering) for its own account and/or the account of another Person, then as soon as reasonably practicable but not less than five Business Days prior to the filing of (A) any preliminary prospectus supplement relating to such Underwritten Offering pursuant to Rule 424(b) under the Securities Act, (B) the prospectus supplement relating to such Underwritten Offering pursuant to Rule 424(b) under the Securities Act (if no preliminary prospectus supplement is used) or (C) such registration statement, as the case may be (an “Underwritten Offering Filing”), the Partnership shall give notice (including, but not limited to, notification by electronic mail) of such proposed Underwritten Offering (a “Piggyback Offering”) to the Holders and such notice shall offer the Holders the opportunity to include in such Underwritten Offering such number of the Registrable Securities (the “Included Registrable Securities”) as the Holders may request in writing; provided, however, that if the Partnership has been advised by the Managing Underwriter, and the Partnership has advised the Selling Holders, that the inclusion of Registrable Securities for sale for the benefit of the Selling Holders will have an adverse effect on the price, timing or distribution of the Common Units in the Underwritten Offering, then the amount of Registrable Securities to be offered for the accounts of Selling Holders shall be determined based on the provisions of Section 2.2(c) of this Agreement. The notice required to be provided in this Section 2.2(a) to the Holders shall be provided on a Business Day pursuant to Section 3.1 hereof. The Holders shall then have three Business Days to request inclusion of Registrable Securities in such Underwritten Offering. If no request for inclusion from the Holders is received within such period, the Holders and their Affiliates shall have no further right to participate in such Underwritten Offering. If, at any time after giving written notice of its intention to undertake an Underwritten Offering and prior to the closing of such Underwritten Offering, the Partnership or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to undertake or to delay such Underwritten Offering, the Partnership may, at its election, give written notice of such determination to the Selling Holders and, (x) in the case of a determination not to undertake such Underwritten Offering, shall be relieved of its obligation to sell any Included Registrable Securities in connection with such terminated Underwritten Offering, and (y) in the case of a determination to delay such Underwritten Offering, shall be permitted to delay offering any Included Registrable Securities for the same period as the delay in the Underwritten Offering. A Selling Holder shall have the right to withdraw its request for inclusion of such Selling Holder’s Registrable Securities in such offering by giving written notice to the Partnership of such withdrawal prior to the filing of the registration statement or prospectus supplement relating to such offering.

(b) Bought or Overnight Underwritten Offering Piggyback Rights. If, at any time after 180 days following the date of this Agreement, the Partnership or any other Person proposes to file an Underwritten Offering Filing and such Underwritten Offering is a bought Underwritten Offering or is expected to be launched (the “Launch Date”) after the close of trading on one trading day and priced before the open of trading on the next succeeding trading day (either such execution format, a “Bought or Overnight Underwritten Offering”), then no later than one Business Day after the Managing Underwriter is engaged for the proposed Bought or Overnight Underwritten Offering, the Partnership shall notify (including, but not limited to, notice by electronic mail) the Holders of the pendency of the Bought or Overnight Underwritten Offering and such notice shall offer the Holders the opportunity to include in such Bought or Overnight Underwritten Offering such number of Registrable Securities as any Holder may request in writing within one Business Day after the Holders receive such notice; provided, however, that if the Managing Underwriter or Underwriters advises the Partnership that the giving of notice pursuant to this Section 2.2(b) would adversely affect the Bought or Overnight Underwritten Offering, no such notice shall be required (and the Holders shall have no right to include Registrable Securities in such Bought or Overnight Underwritten Offering). The notice required to be provided in this Section 2.2(b) to the Holders shall be provided on a Business Day pursuant to Section 3.1 hereof. The Holders shall then have two Business Days to request inclusion of Registrable Securities in the Bought or Overnight Underwritten Offering. If no request for inclusion from the Holders is received within such period, the Holders and their Affiliates shall have no further right to participate in such Underwritten Offering. If, at any time after giving written notice of such Bought or Overnight Underwritten Offering pursuant to this Section 2.2(b) and prior to the execution of the underwriting agreement or purchase agreement for such Bought or Overnight Underwritten Offering, the Partnership or the applicable Person initiating such Bought or Overnight Underwritten Offering determines for any reason not to undertake or to delay such Bought or Overnight Underwritten Offering, the Partnership shall give written notice of such determination to the Selling Holders and, (i) in the case of a determination not to undertake such Bought or Overnight Underwritten Offering, shall be relieved of its obligation to sell any Registrable Securities held by the Selling Holders in connection with such abandoned or delayed Bought or Overnight Underwritten Offering, and (ii) in the case of a determination to delay such Bought or Overnight Underwritten Offering, shall be permitted to delay offering any Registrable Securities held by the Selling Holders for the same period as the delay of the Bought or Overnight Underwritten Offering. Each Selling Holder shall have the right to withdraw its request for inclusion of such Selling Holder’s Registrable Securities in such Bought or Overnight Underwritten Offering by giving written notice to the Partnership of such withdrawal at least one Business Day prior to execution of the underwriting agreement or purchase agreement for such Bought or Overnight Underwritten Offering.

(c) Priority of Rights. In connection with an Underwritten Offering contemplated by Section 2.2(a) or Section 2.2(b), as applicable, if the Managing Underwriter or Underwriters of any such Underwritten Offering or advises the Partnership, and the Partnership advises the Selling Holders in writing, that the total amount of Common Units that the Selling Holders and any other Persons intend to include in such Underwritten Offering exceeds the number that can be sold in such Underwritten Offering without being likely to have an adverse effect on the price, timing or distribution of the Common Units offered or the market for the Common Units (the “Maximum Piggyback Number of Securities”), then the Common Units to be included in such Underwritten Offering shall include the number of Registrable Securities that such Managing Underwriter or Underwriters advises the Partnership can be sold without having such adverse effect, with such number to be allocated (A) in the event of an Underwritten Offering effected for the Partnership’s account, (i) first, to the Common Units proposed to be sold by the Partnership, up to the Maximum Piggyback Number of Securities; (ii) second, to the extent the Maximum Piggyback Number of Securities has not been reached under clause (i), to the General Partner and its Affiliates exercising such rights of registration pursuant to Section 7.13 of the Partnership Agreement; (iii) third, to the extent the Maximum Piggyback Number of Securities has not been reached under clauses (i) and (ii), to the Registrable Securities proposed to be included in such Underwritten Offering by the Holders, pro rata among such Holders based on the number of Registrable Securities owned by each such Holder at the time of such offering, which can be sold without exceeding the Maximum Piggyback Number of Securities; and (iv) fourth, to the extent the Maximum Piggyback Number of Securities has not been reached under clauses (i), (ii) or (iii), to the Common Units proposed to be included in such Underwritten Offering by any other holders of Common Units having rights of registration with respect to such Common Units (“Other Holders”) who have requested participation in such Underwritten Offering, pro rata among such Other Holders based on the number of Common Units owned by each such Other Holder at the time of such offering, which can be sold without exceeding the Maximum Piggyback Number of Securities; (B) in the event of an Underwritten Offering effected for the account of the General Partner or any of its Affiliates, (i) first, to the General Partner and its Affiliates exercising such rights of registration pursuant to Section 7.13 of the Partnership Agreement, up to the Maximum Piggyback Number of Securities; (ii) second, to the Registrable Securities proposed to be included in such Underwritten Offering by the Holders, pro rata among such Holders based on the number of Registrable Securities owned by each such Holder at the time of such offering, which can be sold without exceeding the Maximum Piggyback Number of Securities; (iii) third, to the Common Units proposed to be sold by the Partnership, up to the Maximum Piggyback Number of Securities; and (iv) fourth to the Common Units proposed to be included in such Underwritten Offering by any Other Holders, pro rata among such Other Holders based on the number of Common Units owned by each such Other Holder at the time of such offering, which can be sold without exceeding the Maximum Piggyback Number of Securities; and (C) in the event of an Underwritten Offering effected for the account of a Holder, (i) first, to the Registrable Securities proposed to be included in such Underwritten Offering by the Holders, pro rata among such Holders based on the number of Registrable Securities owned by each such Holder at the time of such offering, which can be sold without exceeding the Maximum Piggyback Number of Securities; (ii) second, to the General Partner and its Affiliates exercising such rights of registration pursuant to Section 7.13 of the Partnership Agreement, up to the Maximum Piggyback Number of Securities; (iii) third, to the Common Units proposed to be sold by the Partnership, up to the Maximum Piggyback Number of Securities; and (iv) fourth to the Common Units proposed to be included in such Underwritten Offering by any Other Holders, pro rata among such Other Holders based on the number of Common Units owned by each such Other Holder at the time of such offering, which can be sold without exceeding the Maximum Piggyback Number of Securities.

(d) At-the-Market Offerings. Notwithstanding anything in this Section 2.2 to the contrary, no Holder shall have any right to include any securities in any offering by the Partnership of securities executed pursuant to any “at the market” program that the Partnership may have in effect from time to time on or after the date of this Agreement.

Section 2.3 Registration Procedures. In connection with its obligations under this Article II, the Partnership (or the applicable Selling Holder in the case of Section 2.3(o)), will:

(a) prepare and file with the SEC, and use its commercially reasonable efforts to cause to be declared or become effective as soon as reasonably practicable, each registration statement contemplated by this Agreement with respect to all Registrable Securities as provided herein, and make all required filings with FINRA; provided, however, that upon the occurrence of any event that would cause any registration statement or the prospectus contained therein to contain a material misstatement or omission, the Partnership shall file an appropriate amendment to the registration statement, a supplement to the prospectus, or a report filed with the SEC pursuant to Section 13(a), 14 or 15(d) of the Exchange Act, correcting any such misstatement or omission, and the Partnership shall use its commercially reasonable efforts to cause such amendment to be declared or become effective and the registration statement and the related prospectus to become usable for their intended purposes as soon as reasonably practicable thereafter;

(b) (i) prepare and file with the SEC such amendments and supplements to each registration statement and the prospectus used in connection therewith as may be necessary to cause the registration statement to be effective and as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the registration statement; and (ii) if a prospectus supplement will be used in connection with the marketing of an Underwritten Offering or Bought or Overnight Underwritten Offering from a registration statement contemplated by this Agreement and the Managing Underwriter at any time shall notify each Selling Holder that, in the reasonable judgment of such Managing Underwriter, inclusion of detailed information to be used in such prospectus supplement is of material importance to the success of the Underwritten Offering or Bought or Overnight Underwritten Offering of such Registrable Securities, or if such information is required by applicable law (including the rules and regulations of the SEC), include such information in a prospectus supplement; provided, however, that before filing any registration statement, prospectus or any amendments or supplements thereto the Partnership shall provide reasonable advance notice thereof to each Selling Holder and, if requested, furnish a reasonable opportunity to review copies of all such documents (including copies of any documents to be incorporated by reference therein and all exhibits thereto) proposed to be filed (in each case at least three Business Days prior to such filing or, in the case of documents filed in connection with an Bought or Overnight Underwritten Offering, at least one Business Day), and the Partnership shall not file any such registration statement or prospectus or any amendments or supplements thereto in respect of which a Selling Holder has provided or must provide information for the inclusion therein without such Selling Holder being afforded an opportunity to review such documentation;

(c) furnish to each Selling Holder such number of copies of the registration statement and the prospectus included therein and any supplements and amendments thereto as the Selling Holders may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by the registration statement;

(d) if applicable, use its commercially reasonable efforts to register or qualify the Registrable Securities covered by any registration statement contemplated by this Agreement under the securities or blue sky laws of such jurisdictions as a Selling Holder or, in the case of an Underwritten Offering or Bought or Overnight Underwritten Offering, the Managing Underwriter, shall reasonably request, to use its commercially reasonable efforts to keep such registration or qualification in effect for so long as such registration statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable each Selling Holder to consummate the disposition in such jurisdictions of the securities owned by such Selling Holder, provided, however, that the Partnership will not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify, subject itself to taxation in any jurisdiction where it is not then taxed, or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(e) promptly notify each Selling Holder and each underwriter of Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of (i) the filing of any registration statement contemplated by this Agreement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to such registration statement or any post-effective amendment thereto contemplated by this Agreement, when the same has become effective; and (ii) receipt of any written comments from the SEC with respect to any filing referred to in clause (i) and any written request by the SEC for amendments or supplements to any registration statement contemplated by this Agreement or any prospectus or prospectus supplement thereto;

(f) promptly notify each Selling Holder and each underwriter of Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of (i) the happening of any event as a result of which the prospectus or prospectus supplement contained in any registration statement contemplated by this Agreement or any post-effective amendment thereto, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (ii) the issuance by the SEC of any stop order suspending the effectiveness of any registration statement contemplated by this Agreement, or the initiation of any proceedings for that purpose; or (iii) the receipt by the Partnership of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, the Partnership agrees to, as promptly as reasonably practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and to use its commercially reasonable efforts to take such other action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto;

(g) furnish to each Selling Holder copies of any and all transmittal letters or other correspondence with the SEC or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of Registrable Securities or any such registration statement relating to the offering of Registrable Securities;

(h) in the case of an Underwritten Offering, Bought or Overnight Underwritten Offering or Block Trade, use its commercially reasonable efforts to furnish, or cause to be furnished, upon request and addressed to the underwriters, placement agents or sales agents, as applicable, and to the Selling Holders, (i) an opinion and negative assurance letter of counsel for the Partnership, dated the effective date of the applicable registration statement or the date of any amendment or supplement thereto, and an opinion and letter of like kind dated the date of the closing under the underwriting agreement, and (ii) a “comfort letter,” dated the effective date of the applicable registration statement or the date of any amendment or supplement thereto and a letter of like kind dated the date of the closing under the underwriting agreement or other purchase or sales agreement, in each case, signed by the independent public accountants (and, if applicable, independent reserve engineers who have certified the Partnership’s financial statements (or prepared or reviewed or audited, as applicable, oil and gas reserves) included or incorporated by reference into the applicable registration statement), and each such opinion and “comfort letter” shall be in customary form and cover substantially the same matters with respect to such registration statement (and the prospectus and any prospectus supplement included therein) as are customarily covered in opinions of issuer’s counsel and in accountants’ (and, if applicable, independent reserve engineers’) letters delivered to the underwriters in Underwritten Offerings, Bought or Overnight Underwritten Offerings or Block Trades of securities, and such other matters as such underwriters or placement or sales agents or a Selling Holder may reasonably request;

(i) make available to the appropriate representatives of the Managing Underwriter and the Selling Holders access to such information and the Partnership personnel as is reasonable and customary to enable such parties to establish a due diligence defense under the Securities Act; provided, however, that the Partnership need not disclose any information to any such representative unless and until such representative has entered into a confidentiality agreement with the Partnership;

(j) use its commercially reasonable efforts to cause all Registrable Securities registered pursuant to this Agreement to be listed on each securities exchange or nationally recognized quotation system on which similar securities issued by the Partnership are then listed or quoted;

(k) use its commercially reasonable efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Partnership to enable the Selling Holders to consummate the disposition of such Registrable Securities;

(l) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

(m) enter into customary agreements and use its commercially reasonable efforts to take such other actions as are reasonably requested by the Selling Holders or the underwriters or placement or sales agents, if any, in order to expedite or facilitate the disposition of such Registrable Securities and entry of such Registrable Securities in book-entry with The Depository Trust Company (including, making appropriate officers of the General Partner or Partnership available to participate in any “road show” presentations and other customary marketing activities (including one on one meetings with prospective purchasers of the Registrable Securities); provided that such presentations and/or meetings do not involve out-of-town travel on the part of such officers);

(n) use its commercially reasonable efforts to cause the Registrable Securities to be initially represented by direct registration with the Partnership’s transfer agent and provide a CUSIP number for all Registrable Securities and, in connection therewith, if reasonably required by the Partnership’s transfer agent, the Partnership shall promptly deliver any authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without legend upon sale by the holder of such Registrable Securities under a shelf registration statement or any other registration statement contemplated by this Agreement;

(o) each Selling Holder, upon receipt of notice from the Partnership of the happening of any event of the kind described in subsection (f) of this Section 2.3, shall forthwith discontinue disposition of the Registrable Securities until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by subsection (f) of this Section 2.3 or until it is advised in writing by the Partnership that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings incorporated by reference in the prospectus, and, if so directed by the Partnership, such Selling Holder will, or will request the Managing Underwriter or Underwriters, if any, to deliver to the Partnership (at the Partnership’s expense) all copies in their possession or control, other than permanent file copies then in such Selling Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice;

(p) if requested by a Selling Holder, (i) as soon as reasonably practicable incorporate in a prospectus supplement or post-effective amendment such information as a Selling Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including information with respect to such Holder or any subsequent Holder, the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as reasonably practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as reasonably practicable, supplement or make amendments to the registration statement;

(q) in the case of an Underwritten Offering, Bought or Overnight Underwritten Offering or Block Trade, enter into an underwriting agreement containing such provisions (including provisions for indemnification, lockups (including with respect to directors, officers and affiliates of the Partnership)) as are customary and reasonable for an offering of such kind; and

(r) use its commercially reasonable efforts to take all other steps reasonably necessary to effect the registration of, and facilitate the disposition of, the Registrable Securities contemplated hereby.

Section 2.4 Cooperation by Holders. The Partnership shall have no obligation to include in any registration statement contemplated by this Agreement any Registrable Securities of a Holder who has failed to timely furnish such information that the Partnership, based on the advice of counsel, determines is reasonably required to be furnished or confirmed in order for the registration statement or prospectus supplement thereto, as applicable, to comply with the Securities Act.

Section 2.5 Restrictions on Public Sale by Holders of Registrable Securities. Each Holder of Registrable Securities participating in an Underwritten Offering or Bought or Overnight Underwritten Offering of equity securities by the Partnership agrees, if requested by such Managing Underwriter or Underwriters with respect to such Underwritten Offering or Bought or Overnight Underwritten Offering such Holder is participating in, not to effect any public sale or distribution of the Registrable Securities for a period of up to 90 days following completion of such Underwritten Offering or Bought or Overnight Underwritten Offering, as applicable, provided that (i) the Partnership gives written notice to the Holders of the date of the commencement and termination of such period with respect to any such Underwritten Offering or Bought or Overnight Underwritten Offering and (ii) the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters of such public sale or distribution on the Partnership or on the officers or directors or any unitholder of the Partnership on whom a restriction is imposed; provided further, that this Section 2.5 shall not apply to a Holder that, together with its Affiliates, Beneficially Owns less than 10.00% of the issued and outstanding Common Units at the time of the offering. Without limiting the generality of the foregoing, (a) no Holder participating in such offering shall be required to sign a lock-up agreement that contains restrictions that are more restrictive than the restrictions contained in the lock-up agreements executed by any other holder of Common Units participating in such offering, and (b) each Holder shall be released, pro rata, from any lock-up agreement entered into pursuant to this Section 2.5 in the event and to the extent that the Managing Underwriter or the Partnership permit any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any officer, director or participating holder of Common Units.

Section 2.6 Transfer Restrictions.

(a) Subject to Section 2.6(b), each Holder agrees that, for a period of 180 days following the date hereof (the “Lock-up Period”), such Holder shall not offer, sell, contract to sell, pledge, lend or otherwise dispose of, directly or indirectly, any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that Transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, loan or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Partnership (the “Lock-up Restriction”); provided, however, that the Lock-up Restriction shall not apply with respect to any Transfer to general partners, limited partners, members or stockholders of any such Holder, or to any corporation, partnership, limited liability company, investment fund or other entity that controls or manages or is controlled or managed by any such Holder or its Affiliates, or to any Affiliate under common control or management with any such Holder other than, in each case, a portfolio company of a Holder or any of its Affiliates, provided that, as a condition to the effectiveness of such Transfer, (i) such transferee agrees in writing, for the benefit of the Partnership, to be bound by the terms of this Agreement applicable to such Holder and (ii) the Partnership is given written notice prior to any such Transfer, stating the name and address of each such transferee and identifying the Securities to be Transferred.

(b) Notwithstanding the foregoing, the Lock-up Restriction shall not apply to, and nothing in the foregoing shall restrict or prohibit any Holder or any of its Affiliates from, any of the following:

(i) any Transfer in connection with the completion of a liquidation, unit exchange or other similar transaction that results in all of the Partnership’s securityholders having the right to exchange their Common Units for cash, securities or other property;

(ii) Transferring Registrable Securities to the Partnership pursuant to agreements under which the Partnership has the option to repurchase such Securities or pursuant to a share repurchase program approved by the Board;

(iii) engaging in hedging or other similar transactions or arrangements, in each case, concerning a broad-based index or basket of securities that may involve Common Units but do not otherwise involve the Transfer of any Registrable Securities Beneficially Owned by a Holder and would not require any filing by any Holder under the Securities Exchange Act of 1934, as amended, with respect to the Common Units Beneficially Owned by such Holder; or

(iv) Transferring Registrable Securities by operation of law or pursuant to a final order of a court or regulatory agency.

(c) The Securities of any Holder shall be released from the Lock-Up Restriction in the event and to the extent that the Partnership permits any discretionary waiver or termination of the restrictions of the Lock-Up Restriction pertaining to any Holder, to the same extent of any such discretionary waiver or termination.

(d) Any purported Transfer in violation of this Section 2.6 shall be null and void ab initio.

(e) Each certificate or book-entry notation representing the Securities shall bear a legend in substantially the following form:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and the holder of such securities may not, directly or indirectly, sell, offer or agree to sell such securities, or otherwise transfer, directly or indirectly (“Transfer”), other than in accordance with the terms and conditions of the Registration Rights and Lock-Up Agreement, dated as of [●], 2025, as it may be amended from time to time, by and between Mach Natural Resources LP (the “Partnership”) and each of the Seller Parties thereto (the “Registration Rights and Lock-Up Agreement”). The Registration Rights and Lock-Up Agreement contains, among other things, significant restrictions on the Transfer of the securities of the Partnership and other restrictions on the actions by certain unitholders of the Partnership relating to the Partnership and/or its securities. A copy of the Registration Rights and Lock-Up Agreement is available upon request from the Partnership.”

Section 2.7 Expenses.

(a) Certain Definitions. “Registration Expenses” means all expenses incident to the Partnership’s performance under or compliance with this Agreement to effect the registration of Registrable Securities on any registration statement, prospectus or prospectus supplement or amendment or supplement contemplated by this Agreement, an Underwritten Offering or Bought or Overnight Underwritten Offering covered under this Agreement, and/or the disposition of such securities, including, without limitation, all registration, filing, securities exchange listing fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, fees of FINRA and fees of transfer agents and registrars, all word processing, duplicating and printing expenses, and the reasonable and documented fees and disbursements of (x) one counsel for the Sabinal Sellers and one counsel for the San Juan Sellers, provided, however, that with respect to any Underwritten Offering, Registration Expenses shall only include such reasonable and documented fees and expenses of counsel to the Holders not to exceed an aggregate of $100,000 for each such counsel without the prior written consent of the Partnership (such consent not to be unreasonably withheld), and (y) counsel and independent public accountants (and, if applicable, independent reserve engineers) for the Partnership, including the expenses of any legal opinions or letters, special audits or “comfort letters” required by or incident to such performance and compliance.

(b) Expenses. The Partnership will pay all reasonable Registration Expenses as determined in good faith, including, in the case of an Underwritten Offering or Bought or Overnight Underwritten Offering, whether or not any sale is made pursuant to a registration statement; provided, however, that Selling Holders shall pay any and all applicable Selling Expenses.

Section 2.8 Indemnification.

(a) By the Partnership. In the event of a registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Partnership shall indemnify and hold harmless each Selling Holder thereunder, its Affiliates and their respective directors, officers, managers, employees and agents and each Underwriter pursuant to the applicable underwriting agreement with such Underwriter and each Person, if any, who controls such Selling Holder or Underwriter within the meaning of the Securities Act and the Exchange Act and its directors, officers, employees and agents (collectively, the “Selling Holder Indemnified Persons”), against any losses, claims, damages, expenses or liabilities (including reasonable attorneys’, accountants’ and experts’ fees and expenses) (collectively, “Losses”), joint or several, to which such Selling Holder Indemnified Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement contemplated by this Agreement, any preliminary prospectus, prospectus supplement, free writing prospectus (or roadshow or other similar marketing material) or final prospectus, or any amendment or supplement thereof, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, and will reimburse each such Selling Holder Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or actions or proceedings; provided, however, that the Partnership will not be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in strict conformity with information furnished by such Selling Holder Indemnified Person in writing specifically for use in a registration statement or any prospectus contained therein or any amendment or supplement thereof; and provided, further, that the Partnership will not be liable to any Selling Holder Indemnified Person with respect to any preliminary prospectus or the final prospectus (including any amended or supplemented preliminary or final prospectus), as the case may be, to the extent that any such Loss of such Selling Holder Indemnified Person results from the fact that such Selling Holder Indemnified Person did not send or give, at or prior to the written confirmation of the applicable sale of Registrable Securities, a copy of the final prospectus as then amended or supplemented, whichever is most recent, if the Partnership has previously furnished copies thereof to such Selling Holder Indemnified Person and such final prospectus, as then amended or supplemented, has corrected any such misstatement or omission (such failure to send or deliver, a “Delivery Failure”). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Selling Holder Indemnified Person and shall survive the transfer of such securities by the applicable Selling Holder.

(b) By Each Selling Holder. Each Selling Holder agrees severally and not jointly to indemnify and hold harmless the Partnership, its directors and officers, and each Person, if any, who controls the Partnership (a “Partnership Indemnified Person”) within the meaning of the Securities Act or of the Exchange Act against (i) any Losses to the same extent as the foregoing indemnity from the Partnership to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in any registration statement contemplated by this Agreement or any prospectus contained therein or any amendment or supplement thereof relating to the Registrable Securities and (ii) any Losses of such Partnership Indemnified Person resulting from any Delivery Failure on the part of such Selling Holder; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of the Selling Holder, which consent shall not be unreasonably withheld or delayed; and provided, further that the liability of each Selling Holder shall not be greater in amount than the dollar amount of the proceeds (net of any Selling Expenses) received by such Selling Holder from the sale of the Registrable Securities giving rise to such indemnification.

(c) Notice. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but such indemnified party’s failure to so notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to any indemnified party other than under this Section 2.8 except to the extent it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure. In any action brought against any indemnified party, it shall notify the indemnifying party of the commencement thereof; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability that it may have under this Section 2.8 except to the extent it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure. The indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 2.8 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, (i) if the indemnifying party has failed to assume the defense and employ counsel reasonably acceptable to the indemnified party or (ii) if the defendants in any such action include both the indemnified party and the indemnifying party and counsel to the indemnified party shall have concluded that there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, then the indemnified party shall have the right to select one separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the reasonable expenses and fees of one such separate counsel (firm) and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred. Notwithstanding any other provision of this Agreement, no indemnified party shall settle any action brought against it with respect to which it is entitled to indemnification hereunder without the consent of the indemnifying party, in its sole discretion, unless the settlement thereof imposes no liability or obligation on, and includes a complete and unconditional release from all liability of, the indemnifying party.

(d) Contribution. If the indemnification provided for in this Section 2.8 is held by a court or government agency of competent jurisdiction to be unavailable to the Partnership or any Selling Holder Indemnified Person or is insufficient to hold it harmless in respect of any Losses, then each such indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses as between the Partnership, on the one hand, and such Selling Holder Indemnified Person, on the other hand, in such proportion as is appropriate to reflect the relative fault of the Partnership, on the one hand, and of such Selling Holder Indemnified Person, on the other, in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that in no event shall any Selling Holder be required to contribute an aggregate amount in excess of the dollar amount of proceeds (net of any Selling Expenses) received by any Selling Holder from the sale of Registrable Securities giving rise to such indemnification. The relative fault of the Partnership, on the one hand, and each Selling Holder Indemnified Person, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact has been made by, or relates to, information supplied by such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an indemnified party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such indemnified party in connection with investigating or defending any Loss which is the subject of this paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(e) Other Indemnification. The provisions of this Section 2.8 shall be in addition to any other rights to indemnification or contribution which an indemnified party may have pursuant to law, equity, contract or otherwise.

Section 2.9 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the SEC that may permit the sale of the Registrable Securities to the public without registration, the Partnership agrees to use its commercially reasonable efforts to:

(a) make and keep public information regarding the Partnership available, as those terms are understood and defined in Rule 144, at all times from and after the applicable Closing Date until there are no Registrable Securities outstanding;

(b) file with the SEC in a timely manner all reports and other documents required of the Partnership under the Securities Act and the Exchange Act at all times from and after the applicable Closing Date until there are no Registrable Securities outstanding;

(c) so long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Partnership, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing such Holder to sell any such securities without registration; and

(d) take such further action as any Holder may reasonably request to enable the Holders to sell Registrable Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144, including, without limitation, delivering customary legal opinions, consents, certificates, resolutions and instructions to the Partnership’s transfer agent without unreasonable delay, and in each case as may be reasonably requested from time to time by the Holder, and otherwise use commercially reasonable efforts to cooperate with Holder and Holder’s broker in their efforts to effect such sale of securities pursuant to Rule 144.

Section 2.10 Information by Holder. Any Holder or Holders of Registrable Securities included in any registration statement shall promptly furnish to the Partnership such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as the Partnership may reasonably request and as shall be required in connection with any registration, qualification or compliance referred to herein.

Section 2.11 No Inconsistent Agreements; Limitation on Subsequent Registration Rights. The Partnership has not entered, as of the date hereof, and the Partnership shall not enter, after the date of this Agreement, into any agreement with respect to any of its securities that is inconsistent with the rights granted to the Sellers in this Agreement. From and after the date of this Agreement until such time as there are no Registrable Securities outstanding, the Partnership shall not, without the prior written consent of the Holders of a majority of the then outstanding Registrable Securities, (i) enter into any agreement with any current or future holder of any securities of the Partnership that would allow such current or future holder to require the Partnership to include securities in any Piggyback Offering on a basis that is superior in any respect to the Piggyback Offering rights granted to the Holders pursuant to Section 2.2 of this Agreement, or (ii) enter into any agreement, take any action or permit any change to occur with respect to its securities that subordinates, conflicts with, or would impair the rights granted to the Holders pursuant to, and subject to any conditions or limitations thereon contained in, this Agreement.

Section 2.12 Opt-Out. Any Holder may deliver written notice (an “Opt-Out Notice”) to the Partnership requesting that such Holder not receive (a) any notice of any event that would lead to a Suspension Period as contemplated by Section 2.1(h), (b) Underwritten Offering Notices, (c) Block Trade Notices, (d) notices pursuant to Section 2.2 and/or (e) notices pursuant to Section 2.3; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Partnership shall not deliver any notice to such Holder pursuant to Section 2.1(h), any Underwritten Offering Notice or Block Trade Notice or any notice to such Holder pursuant to Section 2.2 or Section 2.3, as applicable, and such Holder shall no longer be entitled to the rights associated with any such notice and each time prior to a Holder’s intended use of an effective Registration Statement, such Holder will notify the Partnership in writing at least two Business Days in advance of such intended use, and if a notice of a Suspension Period was previously delivered (or would have been delivered but for the provisions of this Section 2.12) and the Suspension Period remains in effect, the Partnership will so notify such Holder, within one Business Day of such Holder’s notification to the Partnership, by delivering to such Holder a copy of such previous notice of such Suspension Period, and thereafter will provide such Holder with the related notice of the conclusion of such Suspension Period immediately upon its availability.

Section 2.13 Removal of Restrictive Legends. Upon request by the Holders after the expiration of the Lock-up Period (or upon the waiver or other termination of the Lock-up Restriction), the Partnership shall use its commercially reasonable efforts to remove restrictive legends on any Securities covered by this Agreement (except with respect to the aggregate number of MNR Units equal to the Disputed Defect Amount in respect of all Disputed Title Matters and Disputed Environmental Matters that remain unresolved as of such date, as each such capitalized term is defined in the Sabinal Purchase Agreement) (a) such Securities are sold or disposed of pursuant to an effective Shelf Registration Statement, (b) such Securities are sold pursuant to Rule 144 and each Holder and participating broker delivers to the Partnership a letter in customary form for Rule 144 representing that such Holder has complied with the applicable provisions of Rule 144, (c) a registration statement covering the resale of such Securities is effective under the Securities Act and the applicable Holder delivers to the Partnership a representation and/or “will comply” letter, as applicable, certifying that, among other things, such Holder will only transfer such Securities pursuant to such effective registration statement and will, upon request following any lapse of effectiveness of such registration statement, cooperate with the Partnership to have any then-applicable restrictive legends reincluded on such Shares after the effectiveness of the Shelf Registration Statement or (d) a Holder requests after the Rule 144 Fall-Away Date and such Holder delivers to the Partnership a letter in customary form for Rule 144 representing that the applicable provisions of Rule 144 have been met in connection with such Rule 144 Fall-Away Date; provided that with respect to clause (b), (c) or (d) above, the applicable Holder has provided all documentation and evidence (which may include an opinion of counsel from such Holder) as may reasonably be required by the Partnership or its transfer agent to confirm that the legend may be removed under applicable securities laws (the “Legend Removal Documents”). The Partnership shall cooperate with the applicable Holder covered by this Agreement to effect removal of the legend on such Securities pursuant to this Section 2.13 as soon as reasonably practicable after delivery of notice from such Holder that the conditions to removal are satisfied (together with any Legend Removal Documents, as applicable). In connection with any legend removal pursuant to this Section 2.13, if required by the Partnership’s transfer agent, the Partnership shall cause an opinion of counsel to be delivered to and maintained with the Partnership’s transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Securities without any such legend. The Partnership shall bear all direct costs and expenses associated with the removal of a legend pursuant to this Section 2.13; provided that the applicable Holder shall be responsible for all fees and expenses incurred by such Holder with respect to delivering the Legend Removal Documents. Nothing herein shall in any way limit or qualify the Partnership’s obligations under Section 11.2(j) or Section 12.1(f) of the Sabinal Purchase Agreement.

Article 3
MISCELLANEOUS

Section 3.1 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, however, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

If to the Partnership, to:

Mach Natural Resources LP
14201 Wireless Way, Suite 300
Oklahoma City, Oklahoma 73134
Attn: Michael Reel
Email: mreel@machnr.com

With a copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700
Houston, Texas 77002

Attn: Julian Seiguer; Michael Rigdon

Email: julian.seiguer@kirkland.com; Michael.rigdon@kirkland.com

Vinson & Elkins L.L.P.
845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attn: Michael S. Telle
E-mail: mtelle@velaw.com

If to the San Juan Sellers, to:

c/o IKAV Energy Inc.

1221 McKinney Street, Suite 4000

Houston, Texas 77002
Attn: [●]
Email: [●]

With a copy to (which copy shall not constitute notice):

Haynes and Boone, LLP

1221 McKinney Street, Suite 4000

Houston, Texas 77010

Attn: Austin Elaim; Reem Abdelrazik

E-mail: Austim.Elam@haynesboone.com; Reem.Abdelrazik@haynesboone.com

If to the Sabinal Sellers, to:

Sabinal Energy, LLC

1780 Hughes Landing Blvd., Suite 1200

The Woodlands, Texas 77380

Attn: Dan Higdon
Email: danh@sabinalenergy.com and landmanager@sabinalenergy.com

With a copy to (which copy shall not constitute notice):

c/o Kayne Private Energy Income Fund, L.P.

717 Texas, 22nd Floor

Houston, TX 77002

Attn: Mark Teshoian, Managing Partner

Email: mteshoian@kaynecapital.com

and

Vinson & Elkins L.L.P.
845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attn: Jackson A. O’Maley
E-mail: jomaley@velaw.com

or, if to a transferee of a Holder, to the transferee at the address specified pursuant to Section 3.3 below. All notices and communications shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered; (ii) when notice is sent to the sender that the recipient has read the message, if sent by electronic mail; (iii) upon actual receipt if sent by registered or certified mail, return receipt requested, or regular mail, if mailed; and (iv) upon actual receipt when delivered to an air courier guaranteeing overnight deliver.

Section 3.2 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties, including subsequent Holders of Registrable Securities to the extent permitted herein.

Section 3.3 Assignment of Rights. All or any portion of the rights and obligations of any Holder under this Agreement may be transferred or assigned by such Holder only in accordance with this Section 3.3. The rights of a Holder hereunder may be transferred or assigned by any such Holder with a transfer of Registrable Securities to any Affiliate of such Holder that is not a portfolio company; provided, however, that (a) the Partnership is given written notice prior to any said transfer or assignment, stating the name and address of each such transferee and identifying the securities with respect to which such registration rights are being transferred or assigned and (b) as a condition to the effectiveness of such transfer, each such transferee or assignee assumes in writing responsibility for its portion of the obligations of such Holder under this Agreement. The Partnership may not transfer or assign any portion of its rights and obligations under this Agreement without the prior written consent of the Holders of at least a majority of the outstanding Registrable Securities, except that the Partnership may assign this Agreement at any time in connection with a sale or acquisition of the Partnership, whether by merger, consolidation, sale of all or substantially all of the Partnership’s assets, or similar transaction.

Section 3.4 Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Section 3.15, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 3.4, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 3.4. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 3.4, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 3.5 Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 3.6 Rules of Construction.

(a) Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b) The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Los Angeles time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(c) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Authority includes any successor to that Authority; (iii) any applicable law refers to such applicable law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable law or other law include any successor to such section; and (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

Section 3.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 3.1 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (2) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (3) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 3.8.

Section 3.8 Severability of Provisions. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that each of the Purchase Agreements and this Agreement may be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party shall not incur any liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 3.10 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with each of the Purchase Agreements and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement, express or implied, limits or supersedes the Lock-Up Restriction.

Section 3.11 Amendment. This Agreement may be amended only by means of a written amendment signed by each of the parties hereto or thereto affected by such amendment; provided, however, that (i) Article II may only be amended by means of a written amendment signed by the Partnership and the Holders of a majority of the then outstanding Registrable Securities and (ii) no such amendment shall materially and adversely affect the rights of any Holder hereunder without the consent of such Holder.

Section 3.9 Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that no Person other than the Sellers (and their transferees or assignees) and the Partnership shall have any obligation hereunder and that no recourse under this Agreement shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any Seller or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any Seller or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, as such, for any obligations of any Seller under this Agreement or for any claim based on, in respect of or by reason of such obligation or its creation.

Section 3.10 Confidentiality of Records. Except as otherwise permitted in a Stockholder’s Agreement, each of the parties shall, and shall cause its Affiliates to, keep confidential, disclose only to its Affiliates or representatives and use only in connection with the transactions contemplated by this Agreement all information and data obtained by them from the other party or its Affiliates or representatives relating to such other party or the transactions contemplated hereby (other than information or data that (i) is or becomes available to the public other than as a result of a breach of this Section, (ii) was available on a non-confidential basis prior to its disclosure to or by one party to another, or (iii) becomes available to one party on a non-confidential basis from a source other than the other party; provided, however, that such source is not known by the receiving party, after reasonable inquiry, to be bound by a confidentiality agreement with either of the non-receiving parties or their representatives and is not otherwise prohibited from transmitting the information to the receiving party by a contractual, legal or fiduciary obligation), unless disclosure of such information or data is required by applicable law, regulation or stock exchange listing standard or is requested by an Authority with competent jurisdiction over the disclosing party.

Section 3.11 Independent Nature of each Seller’s Obligations. The obligations of each Seller under this Agreement are several and not joint with the obligations of the other Seller, and no Seller shall be responsible in any way for the performance of the obligations of the other Seller under this Agreement. Nothing contained herein, and no action taken by either Seller pursuant hereto, shall be deemed to constitute such Seller as a partnership, an association, a joint venture or any other kind of group or entity with the other Seller, or create a presumption that such Seller is in any way acting in concert or as a group with the other Seller with respect to such obligations or the transactions contemplated by this Agreement. Each Seller shall be entitled to independently protect and enforce its rights, including, the rights arising out of this Agreement, and it shall not be necessary for the other Seller to be joined as an additional party in any proceeding for such purpose.

Section 3.12 Further Assurances. The Partnership and each of the Holders shall cooperate with each other and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the provisions and purposes of this Agreement.

Section 3.13 Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

Section 3.14 Termination. This Agreement shall terminate as to any Holder, when all Registrable Securities held by such Holder no longer constitute Registrable Securities; provided, however, that the provisions of Section 2.6, Section 2.7, Section 2.8, Section 2.9 and Article III shall survive such termination (such date, the “Termination Date” with respect to such Holder).

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

MACH NATURAL RESOURCES LP

By:
Name:
Title:

Signature Page to Re gistration Rights and Lock-Up Agreement

SELLERS:

[●]

By:
Name:
Title:

Signature Page to Re gistration Rights and Lock-Up Agreement